Form 20-F
Omega Navigation Enterprises, Inc.
filed 2007-04-25
CIK 1324915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_]

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_]

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to

Commission file number: 1-10137

OR

[_]

       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

OMEGA NAVIGATION ENTERPRISES, INC

__________________________________

(Exact name of Registrant as specified in its charter)

__________________________________

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

__________________________________

(Jurisdiction of incorporation or organization)

Omega Navigation Enterprises, Inc.
24 Kaningos Street
Piraeus 185 34 Greece
(011)(30) 210 413-9130

__________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Class A Common Stock, par value $0.01	Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006, there were 12,010,000 shares of Class A common stock and 3,140,000 shares of Class B common stock of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

|_| Yes

|X| No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

|_| Yes

|X| No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

|X| Yes

|_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

               Large accelerated filer |_|               Accelerated filer  |_|

Non-accelerated filer  |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17

|X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

|_| Yes

|X| No

TABLE OF CONTENTS

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3 - KEY INFORMATION

1

ITEM 4 - INFORMATION ON THE COMPANY

17

ITEM 4A – UNRESOLVED STAFF COMMENTS

30

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

30

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

39

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

42

ITEM 8 - FINANCIAL INFORMATION

43

ITEM 9 - THE OFFER AND LISTING

44

ITEM 10 - ADDITIONAL INFORMATION

45

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

48

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY

SECURITIES

48

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

49

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

49

ITEM 15 - CONTROLS AND PROCEDURES

49

ITEM 16A- AUDIT COMMITTEE FINANCIAL EXPERT

49

ITEM 16B- CODE OF ETHICS

49

ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND RELATED SERVICES

50

ITEM 16D- EXCEPTION FROM THE LISTING STANDARDS FOR AUDIT

COMMITTEE

.50

ITEM 16E- PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATES.

.50

PART III

ITEM 17 - FINANCIAL STATEMENTS

50

ITEM 18 - FINANCIAL STATEMENTS

50

ITEM 19 – EXHIBITS

50

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this annual report, "we", "us", "our", the “Company”, and “Omega” all refer to Omega Navigation Enterprises, Inc. and its subsidiaries.

Omega Navigation Enterprises, Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", ”anticipate", ”intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the demand for product tanker capacity, changes in the Company's operating expenses, including bunker prices, vessels breakdowns and instances of off-hires, availability of financing and refinancing, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected consolidated financial data as of December 31, 2005 and 2006 and for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

In September 2006, we decided to dispose of our drybulk carrier fleet and sell it to an unrelated third party. Such operations, which will be eliminated from the ongoing operations and cash flows of the company following the sale of the drybulk carrier fleet, are presented as discontinued operations for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended 31, 2006.

	As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005	As of and for the year ended December 31, 2006
(Expressed in thousands of U.S. Dollars – except share, per share data and average daily results)

INCOME STATEMENT DATA

Continuing operations
Voyage revenues	$ -	$ 26,867
Voyage expenses	-	(341)
Vessel operating expenses	-	(5,669)
Depreciation and amortization of drydocking costs	-	(7,236)
Management fees	-	(568)
Options’ premium	-	(200)
General and administrative expenses	(754)	(2,354)
Foreign currency gains/(losses)	3	(33)
Operating income/(loss)	(751)	10,466

Interest and finance costs	(1)	(7,483)
Interest income	12	1,837
Loss on derivative instruments	-	(255)
Net income/(loss) from continuing operations	$ (740)	$ 4,565

Discontinued operations

Net income from discontinued operations of the dry-bulk carrier fleet (including a gain on sale of vessel of $1,012 in 2005 and a gain on extinguishment of debt of $5,000 as well as an impairment loss on disposal of the drybulk carrier vessels of $1,685 in 2006).

	$ 5,118	$ 9,563

Net income from continuing and discontinued operations	$ 4,378	$ 14,128

Earnings/ (Losses) per share from continuing operations
- Earnings/ (Losses) per class A shares basic and diluted	$ (0.23)	$ 0.42
- Earnings/ (Losses) per class B shares basic and diluted	$ (0.23)	$ 0.30

Earnings per share from continuing and discontinued operations
- Earnings per class A shares basic and diluted	$ 1.68	$ 1.29
- Earnings per class B shares basic and diluted	$ 1.39	$ 0.93

- Weighted average number of Class A common shares basic and diluted	10,000	8,689,452
- Weighted average number of Class B common shares basic and diluted	3,140,000	3,140,000

Cash dividends declared and paid per share	$ -	$ 1.00

BALANCE SHEET DATA
Cash and cash equivalents	$ 5,058	$ 3,862
Restricted cash (current and non-current)	500	6,477
Total current assets	5,738	87,428
Total assets	92,392	443,831
Short term debt, sellers’ notes and current portion of long term debt	74,994	49,133
Total current liabilities	77,984	54,790
Long term debt	-	188,944
Total stockholders’ equity	$ 14,408	$ 200,097

CASH FLOW DATA (Continuing operations)
Net cash provided by operating activities	$ 345	$ 14,802
Net cash used in investing activities	-	(357,867)
Net cash provided by financing activities	8,989	338,427
EBITDA (1)	$ (751)	$ 17,702

CASH FLOW DATA (Continuing and discontinued operations)
Net cash provided by operating activities	$ 9,571	$ 22,530
Net cash used in investing activities	(43,364)	(357,867)
Net cash provided by financing activities	38,851	334,141
EBITDA (1)	$ 12,260	$ 32,578

FLEET DATA
Panamax tankers
Average number of vessels (2)	-	2
Number of vessels at end of period	-	4
Average age of fleet (in years)	-	2
Ownership days (3)	-	753
Available days (4)	-	753
Operating days (5)	-	753
Fleet utilization (6)	-	100%
Handymax tankers
Average number of vessels (2)	-	1
Number of vessels at end of period	-	2
Average age of fleet (in years)	-	0
Ownership days (3)	-	369
Available days (4)	-	369
Operating days (5)	-	369
Fleet utilization (6)	-	100%
Drybulk carriers
Average number of vessels (2)	3	2
Number of vessels at end of period	2	2
Average age of fleet (in years)	2	2
Ownership days (3)	743	730
Available days (4)	729	730
Operating days (5)	729	730
Fleet utilization (6)	100%	100%

AVERAGE DAILY RESULTS
Panamax tankers
Time charter equivalent (TCE) rate (7)	$ -	$ 25,096
Daily vessel operating expenses (8)	$ -	$ 5,191
Handymax tankers
Time charter equivalent (TCE) rate (7)	$ -	$ 20,673
Daily vessel operating expenses (8)	$ -	$ 4,768
Drybulk carriers
Time charter equivalent (TCE) rate (7)	$ 20,830	$ 20,118
Daily vessel operating expenses (8)	$ 3,756	$ 3,777

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities, as reflected in the consolidated statement of cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006, to EBITDA:

	For the period from February 28, 2005 through December 31, 2005		Year ended December 31, 2006
	Continuing operations	Total	Continuing operations	Total
Net cash from operating activities	$ 345	$ 9,571	$ 14,802	$ 22,530
Net increase in current assets	-	180	973	987
Net increase in current liabilities excluding bank debt and sellers credit	(1,085)	(2,868)	(3,465)	(2,476)
Gain/(impairment loss) from sale of vessels	-	1,012	-	(1,685)
Gain on extinguishment of debt	-	-	-	5,000
Payment for drydocking costs	-	360	-	-
Net interest expense	(11)	4,137	5,588	8,564
Amortization of financing costs	-	(132)	(196)	(342)
EBITDA	$ (751)	$ 12,260	$ 17,702	$ 32,578

(2)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)

Ownership days are the aggregated number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(5)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)

We calculate fleet utilization by dividing the number of operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(7)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period from February 28, 2005 (date of inception) through December 31, 2005 (in thousands of U.S. dollars, except for TCE rate, which is expressed n U.S. dollars, and available days).

	For the period from February 28, 2005 through December 31, 2005	Year ended December 31, 2006
Panamax tankers
Voyage revenues	$ -	$ 19,141
Less: voyage expenses	-	(244)
Time charter equivalent revenues	-	18,897
Available days	-	753
Time charter equivalent (TCE) rate	$ -	$ 25,096
Handymax tankers
Voyage revenues	$ -	$ 7,726
Less: voyage expenses	-	(97)
Time charter equivalent revenues	-	7,629
Available days	-	369
Time charter equivalent (TCE) rate	$ -	$ 20,675
Drybulk carriers
Voyage revenues	$ 16,015	$ 15,521
Less: voyage expenses	(830)	(835)
Time charter equivalent revenues	15,185	14,686
Available days	729	730
Time charter equivalent (TCE) rate	$ 20,830	$ 20,118

(8)

 Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.  If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Industry Specific Risk Factors

The product tanker shipping sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and results of operations

The product tanker sector is cyclical with attendant volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types product tankers has varied widely. The charter rates for product tankers remain near historically high levels.  If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected.  In addition, a decline in charter hire rates likely will cause the value of our vessels to decline.  We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or to pay dividends to our shareholders. The factors affecting the supply and demand for product tankers are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•

demand for and production crude oil and refined petroleum products;

•

the distance cargo is to be moved by sea;

•

changes in oil production and refining capacity;

•

global and regional economic and political conditions;

•

environmental and other regulatory developments; and

•

changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of vessel capacity include:

•

the number of newbuilding deliveries;

•

the scrapping rate of older vessels;

•

vessel casualties;

•

price of steel;

•

number of vessels that are out of service;

•

changes in environmental and other regulations that may limit the useful life of vessels; and

•

port or canal congestion.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the world’s product tanker fleets and the sources and supply of cargo.  If the global vessel capacity increases in the shipping sectors in which we operate, but the demand for vessel capacity in these sectors does not increase or increases at a slower rate, the charter rates paid for our vessels could materially decline.  Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

The market value of our vessels, which is near historically high levels, may decrease, which could limit the amount of funds that we can borrow under our senior secured credit facility, cause us to fail to meet certain financial covenants in our senior secured credit facility and adversely affect our operating results

The market value of product tankers has been volatile and market prices for secondhand vessels are currently near historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings.  If the market value of our vessels declines, we may not be able to draw down funds under our senior secured credit facility, distribute dividends and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our senior secured credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered.  Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to pay dividends.  In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to pay dividends.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

A significant number of the port calls made by our vessels involves the loading or discharging of cargo in the Asia Pacific region.  As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.  We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future.  Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere.  Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.  In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

World events could adversely affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition.  The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

We are a recently formed company with a limited operating history, we may be less successful in implementing our business strategy than a more seasoned company

We were formed in February 2005 and began vessel operations in April 2005.  We have a limited performance record and operating history. Our financial statements provide a limited basis for you to evaluate our operations or our ability to achieve our business strategy. We may be less successful in implementing our business strategy than a more seasoned company.

We cannot assure you that we will pay dividends

We currently intend to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to our available cash from operations during the previous quarter, after cash expenses (e.g., operating expenses and debt service), reserves for further vessel acquisitions and other reserves as our board of directors may from time to time determine are required for contingent and other liabilities.  The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors.  The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, and our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements.  The international shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.  Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of this annual report.  Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and cash flow from operations.  If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.  We may also enter into new financing or other agreements that will restrict our ability to pay dividends. We can give no assurance that dividends will be paid in the future.

Certain provisions of Marshall Islands law may prohibit us from paying dividends

Marshall Islands law generally prohibits the declaration and payment of dividends other than from surplus (in retained earnings and the excess of consideration received for the sale of shares above the par value of the shares). Marshall Islands law also prohibits the declaration and payment of dividends while a company is insolvent or would be rendered insolvent by the payment of such a dividend.  We may not have sufficient surplus in the future to pay dividends.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters

All of the vessels in our fleet are employed under medium- to long-term time charters, with remaining terms ranging between 26 and 39 months after giving effect to the additional vessel that we expect to take delivery of by the end of April 2007.  Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable. If we cannot re-charter these vessels on medium- or long-term charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

Delays in deliveries of the one new Ice Class 1A double hull Panamax product tanker that we have agreed to purchase or the two additional Panamax product tankers that we have options to purchase, our decision to cancel the remaining two options or our inability to otherwise complete the acquisitions of these vessels could harm our business, results of operations and financial condition

The delivery of the remaining three new Ice Class 1A double hull Panamax product tankers, or any other newbuildings we may order could be delayed, not completed or canceled, which would delay or eliminate our revenues from the employment of these vessels. The seller or shipbuilder could fail to deliver the new Ice Class 1A Panamax product tankers or any other newbuildings to us as agreed, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. In addition, the delivery of our newbuildings could be delayed, canceled or otherwise not completed because of, among other things:

•

quality or engineering problems;

•

changes in governmental regulations or maritime self-regulatory organization standards;

•

work stoppages or other labor disturbances at the shipyard;

•

bankruptcy or other financial crisis of the shipbuilder;

•

a backlog of orders at the shipyard;

•

political or economic disturbances in South Korea, where the vessels are being built;

•

weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

•

our requests for changes to the original vessel specifications;

•

shortages of or delays in the receipt of necessary construction materials, such as steel;

•

our inability to finance the purchase of the vessels;

•

our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies; or

•

a shipbuilder’s failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all.

If the delivery of any vessel is materially delayed or canceled, especially if we have committed the vessel to a time charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, results of operations and financial condition and ability to pay dividends could be materially adversely affected.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We expect to derive a significant part of our revenue from a small number of customers.  For the year 2006, we derived approximately 96% of our revenues from four customers.  If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if:

•

the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•

the customer terminates the charter because the vessel has been subject to seizure for more than 30 days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We depend on our Managers to manage our fleet and the loss of their services could adversely affect our operations

We are a recently formed company with nine employees and we currently have no plans to hire additional employees.  We subcontract the technical management of the vessels in our fleet, including crewing, maintenance and repair, to third party technical managers.  Therefore, the loss of these technical managers’ services or their failure to perform their obligations to us could materially and adversely affect our business, financial condition, results of operations and ability to pay dividends. Furthermore, we may be unable to retain a suitable replacement manager under favorable terms. Further, we expect that we will need to seek approval from our lenders to change our vessels’ technical managers.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength.  Circumstances beyond our control could impair our technical managers’ financial strength.

We will be required to make substantial capital expenditures to purchase the one new Ice Class 1A double hull Panamax product tanker that we have agreed to acquire and the two additional vessels that we have options to purchase if we exercise those options

Our business strategy is based in part upon the expansion of our fleet through the purchase of newly-built vessels. We have agreed to purchase two Ice Class 1A double hull Panamax product tankers at a price of $64.5 million each, one of which we took delivery of in March 2007 and the second of which we expect to take delivery of by the end of April 2007, currently under construction at STX Shipyard in South Korea, and have options to purchase two additional Ice Class 1A double hull Panamax product tankers.  The initial option price for each option product tanker is $66.0 million, adjusted based on prevailing market conditions at the time we exercise our options.  We will not derive any revenue from them until after their delivery. If we are unable to make the payments or otherwise fulfill our obligations under any of our options, we may forfeit all or a portion of the amounts paid at exercise, if any, under the options. These payments may significantly reduce the amount of cash we will have on our balance sheet.

We may have difficulty managing our planned growth through acquisitions of additional vessels

We intend to continue to grow our business through selective acquisitions of additional vessels. Our future growth will primarily depend on:

•

locating and acquiring suitable vessels;

•

identifying and consummating acquisitions or joint ventures;

•

enlarging our customer base;

•

managing our expansion; and

•

obtaining required financing on acceptable terms.

During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to identify vessels for acquisition at favorable prices.  In addition, growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

Restrictions under our senior secured credit facility could restrict our ability to pay dividends

We may have to limit the amount of dividends that we declare and pay or may not be able to declare and pay dividends at all, if we do not repay amounts drawn under our senior secured credit facility, if there is a default under the credit facility or if the declaration or payment of a dividend would result in a default or breach of a loan covenant, or if the aggregate market value of our vessels falls below a certain point in relation to the amounts borrowed under our new senior secured credit facility.

We cannot assure you that we will be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions on us

Our ability to borrow amounts under our senior secured credit facility is subject to the execution of definitive documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lenders with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under our new senior secured credit facility without obtaining a waiver or consent from the lenders. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

Our senior secured credit facility will also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•

make capital expenditures if we do not repay amounts drawn under the credit facility, if there is a default under the credit facility or if the capital expenditure would result in a default or breach of a loan covenant;

•

incur additional indebtedness, including through the issuance of guarantees;

•

change the flag, class or management of our vessels;

•

create liens on our assets;

•

sell our vessels;

•

merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•

enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Servicing future indebtedness would limit funds available for other purposes, such as the payment of dividends

We have financed the purchase of our fleet with secured indebtedness drawn under the revolving portion of our senior secured credit facility. While we intend to refinance amounts drawn with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all.  If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans.  The actual or perceived credit quality of our charterers, any defaults by them under our charter contracts, and declines in the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing.  In addition, debt service payments and covenants under our senior secured credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes, such as the payment of dividends. If we are unable to meet our debt obligations, or if we otherwise default under our senior secured credit facility or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition

Unless we maintain reserves or are able to borrow funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 22 years to 25, depending on the date the vessel is delivered to us, based on a 25 year estimated useful life from the date of the vessel’s initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement would not be available for dividends.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

Our current business strategy includes additional, strategic growth through the acquisition of high quality secondhand vessels.  While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel.  If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties.  Repairs may require us to put a vessel into drydock which would reduce our fleet utilization.  Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented.  Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do.  Competition for the transportation of crude oil and refined petroleum products by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers.  Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President and Chief Executive Officer, Mr George Kassiotis, our Chief Operating Officer, Mr. Charilaos Loukopoulos, and our Chief Financial Officer, Mr. Gregory McGrath. Our success will depend upon our ability to hire and retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could materially adversely affect our business, results of operations and financial condition and our ability to pay dividends. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain “key man” life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•

marine disaster;

•

environmental accidents;

•

cargo and property losses or damage;

•

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•

piracy.

Any of these circumstances or events could increase our costs or lower our revenues.  The loss or damage to any of our vessels will have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends.  In addition to any economic cost, the involvement of our vessels in an environmental disaster may harm our reputation.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.  We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability.  Our insurance policies also contain deductibles, limitations and exclusions which may increase our costs.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet has an average age of approximately 1.9 years.  As our fleet ages, we will incur increased costs.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Our operating results from our fleet are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future and thereby become subject to United States federal income tax on our United States source income. For example, ONE Holdings owns 20.7% of our Class B and 0.1% of our Class A common stock. If ONE Holdings were, in combination with any other beneficial owners of our Class A common stock that own 5% or more of our Class A common stock, to own 50% or more of the outstanding shares of our Class A common stock on more than half the days during the taxable year we might not be able to qualify for the exemption under Code Section 883.  However, we may still be able to qualify for the exemption under such circumstances if a sufficient number of five percent or greater shareholders (including, depending on the circumstances, ONE Holdings) were able to establish that they are “qualified shareholders” for purpose of Section 883 to preclude non-qualified five percent shareholders from owning 50% or more of our Class A outstanding shares of common stock on more than half of the days in the year. The requirements to establish that one or more of our shareholders is a “qualified shareholder” for purposes of Section 883 are onerous and we cannot assure you that we would be able to obtain the required information from sufficient five percent shareholders.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income.  The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Because we generate all of our revenues in Dollars but may incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in Dollars but we may incur significant operating expenses in currencies other than Dollars. This difference could lead to fluctuations in net income due to changes in the value of the Dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the Dollar falls in value can increase, resulting in a decrease in our revenues.  Our operating results could suffer as a result.

Our vessels may suffer damage and we may face unexpected costs, which could adversely affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends.  We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law, which regulates the payment of dividends by companies.  If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.  We do not intend to obtain funds from other sources to pay dividends.

Risks Relating to our Class A Common Stock

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Because we are incorporated under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management

We are incorporated under the laws of the Marshall Islands, and all of our assets are located outside of the United States.  Our business is operated primarily from our offices in Piraeus, Greece.  In addition, our directors and officers generally are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers.

A significant shareholder owned by our President and Chief Executive Officer, effectively controls the outcome of matters on which our shareholders are entitled to vote

Our significant shareholder, ONE Holdings, which is wholly owned by our President and Chief Executive Officer, Mr. George Kassiotis, own, directly or indirectly, approximately 20.8% of our outstanding common stock, 0.1% of which consists of shares of Class A common stock and 20.7% of which consists of shares of Class B common stock.  While ONE Holdings has no agreement, arrangement or understanding relating to the voting of its shares of our common stock, it will effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our Class A common stock. The interests of ONE Holdings may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of shares of our common stock in the public market following the our initial public offering, or the perception that these sales could occur, may depress the market price for our Class A common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The conversion of our subordinated stock into Class A common stock could cause the market price of our Class A common stock to decline

Our outstanding subordinated stock will be converted into Class A common stock upon expiration of the subordination period.  The conversion will effectively result in an increase in the number of shares of our Class A common stock that are outstanding and may cause the market price of our Class A common stock to decline.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Class A common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•

authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•

providing for a classified board of directors with staggered, three year terms;

•

prohibiting cumulative voting in the election of directors;

•

authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•

prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•

limiting the persons who may call special meetings of shareholders; and

•

establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

These anti-takeover provisions, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

A change of control of us would end the subordination of our Class B common stock and eliminate any dividend arrearages on our Class A common stock, which could depress the market price of the stock

The subordination period will end immediately and all dividend arrearages on our Class A common stock will be cancelled upon a change of control of us (as defined in our amended and restated articles of incorporation), which could have the effect of depressing the market price of the Class A common stock if it is still outstanding following the change of control.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and development of the Company

We are Omega Navigation Enterprises, Inc., a holding company incorporated under the laws of the Marshall Islands on February 28, 2005.  Prior to our initial public offering we issued 10,000 shares of class A common stock and 3,140,000 shares of Class B common stock to our shareholders.  In April 2006 we completed our initial public offering and issued an additional 12,000,000 Class A common shares to investors in our initial public offering. The Company’s Class A common shares are listed on the Nasdaq National Market and on the Singapore Exchange Securities Trading Limited. Our executive offices are located at 24 Kaningos Street, Piraeus 185 34 Greece.  Our telephone number is (30) 210 413-9130.

B. Business Overview

We own and operate a fleet of four double hull Panamax (LR1) product tankers and two Ice Class 1A double hull Handymax (MR) product tankers.  As of December 31, 2006, we also owned two drybulk carriers, which we sold to unaffiliated third parties in January, 2007.  We have also agreed to purchase two additional double hull product tankers, one of which we took delivery of in March 2007 and the second of which we expect to take delivery of by the end of April 2007, currently under construction at STX Shipyard in South Korea, and we have options to purchase two further double hull product tankers.  We generate revenues by employing the vessels in our fleet on long–term time charters with durations of approximately three years from the commencement of the charter.  We provide the commercial management of our vessels in-house through a wholly owned subsidiary, and we have entered into technical management agreements for our vessels with unaffiliated third parties.

Our Fleet

Product Tankers

We currently own and operate a fleet of four double hull Panamax (LR1) product tankers and two Ice Class 1A double hull Handymax (MR) product tankers that we purchased and took delivery of during the second and third quarters of 2006.  Our current fleet has a combined cargo-carrying capacity of 366,358 dwt and an average age of approximately 1.5 years as of December 31, 2006.  We have purchased an additional Ice Class 1A double hull Panamax product tanker that was delivered to us in March 2007 and have agreed to purchase a further Panamax product tanker that we expect to take delivery of by the end of April 2007.  We also have options to purchase two further Ice Class 1A double hull Panamax product tankers that are currently under construction at the STX Shipyard in South Korea and that we expect to be available for delivery in August and September 2007, respectively.  Upon the delivery of these vessels, our fleet will have a combined cargo-carrying capacity of 658,358 dwt.

We have entered into long-term time charters for the eight double hull product tankers in our fleet.  We will share a portion of our charterers' excess earnings from the employment of our two Handymax product tankers and four of our six Panamax product tankers (including the two that we have agreed to purchase, one of which we took delivery of in March 2007 and the second of which is scheduled to be delivered by the end of April 2007) above a predetermined daily base charter rate.

All of the vessels in our fleet, including the Panamax product tanker that we purchased in March 2007 and the additional Panamax product tanker that we have agreed to purchase, as well the two Panamax product tankers that we have options to purchase, are double hull to meet the International Maritime Organization regulations banning all single hull tankers by 2010 or 2015, depending on the port or flag state.  Our product tankers are designed to transport several different refined petroleum products simultaneously in segregated, coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha, gas oil and heating oil. Ice class product tankers are constructed in compliance with Finnish-Swedish Ice Class Rules, with strengthened hulls, a sufficient level of propulsive power for transit through ice-covered routes and specialized machinery and equipment for cold climates. We believe that we are well positioned to take advantage of premium rates associated with the employment of ice class vessels trading on ice capped routes, particularly during periods of severe weather conditions. Ice class tankers can also operate in warmer, non-icy climates alongside other tankers, offering maximum flexibility without significant operational limitations.

Drybulk Carriers

In addition to the product tankers in our current fleet, we owned and operated two Handymax drybulk carriers during 2006, that we sold in January 2007.  Drybulk carriers transport a variety of drybulk cargoes such as coal, iron ore and grain.

In September 2006, we decided to dispose of our drybulk carrier fleet and sell it to an unrelated third party. Such operations, which will be eliminated from the ongoing operations and cash flows of the company following the sale of the drybulk carrier fleet, are presented as discontinued operations for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended 31, 2006.

The table below provides summary information about the vessels in our fleet as of December 31, 2006 and the employment of these vessels, as well as information about the Panamax product tanker that we purchased in March 2007 and the additional Panamax product tanker that we have agreed to purchase, as well the two Panamax product tankers that we have options to purchase:

Vessel	Sister Ships (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Approximate Redelivery

Ekavi I (3)	A	2004	52,800	Handymax	Apr-05	$17,000	(3)
Electra I (3)	A	2004	52,800	Handymax	Apr-05	$25,000	(3)
Panamax Product Tankers
Omega Queen	B	2004	74,999	LR1	May-06	$26,500	(4)	May-09
Omega King	B	2004	74,999	LR1	Jun-06	$26,500	(4)	Jun-09
Omega Lady Sarah	D	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(5)	Jun-09
Omega Lady Miriam	D	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(5)	Jul-09
Handymax Product Tankers
Omega Prince	C	2006	36,680	Ice Class 1A	Jun-06	$21,000	(6)	Jun-09
Omega Princess	C	2006	36,680	Ice Class 1A	Jul-06	$21,000	(6)	Jun-09
TOTAL (DWT):			366,358

VESSELS WE HAVE AGREED TO PURCHASE AND OPTIONS
Additional Vessels (With Expected Delivery Date) (7)
Omega Emmanuel	E	2007	73,000	LR1 - Ice Class 1A	Mar-2007	$25,500	(8)	Apr-10
Omega Theodore	E	2007	73,000	LR1 - Ice Class 1A	Apr-2007	$25,500	(8)	May-10
Total (DWT):			146,000
Additional Vessels on Option
Panamax TBN 3	D	2007	73,000	LR1 – Ice Class 1A	Aug-2007
Panamax TBN 4	D	2007	73,000	LR1 - Ice Class 1A	Sep-2007
Total (DWT):			146,000

(1)

Each vessel is a sister ship of each other vessel that has the same letter.

(2)

This table shows gross charter rates and does not include brokers’ commissions, which for the product tankers are 1.25% of the daily time charter rate.

(3)

Each of these vessels was sold during January 2007, and are no longer part of the Company’s operating fleet.

(4)

The Company has granted charter the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(5)

Plus any additional income under profit sharing provisions of the Company’s charter agreement.  Following the fixture on the Omega Emmanuel and the Omega Theodore, we have agreed to amend the profit sharing provisions on the Omega Lady Miriam and the Omega Lady Sarah whereby the amount up to $25,000 will be 100% for owner’s account, from $25,000 to $25,500 will be 100% for charterer’s account and above $25,500 will be split 50 /50 between owners and charterers.

(6)

Plus any additional income under profit sharing provisions of the charter agreements. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(7)

Omega announced on February 12, 2007, that it has agreed to acquire two newbuilding Ice Class 1A Panamax product tankers, named the Omega Emmanuel and the Omega Theodore.  The Omega Emmanuel was delivered to the Company on March 27, 2007 and the Omega Theodore is currently under construction at STX Shipbuilding Co., South Korea and is scheduled to be delivered to Omega by the end of April 2007.

(8)

Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega and the charterer.  When the vessels trade in ice conditions, the profit sharing between Omega and the charterer is 65/35% respectively.

Our Competitive Strengths

We believe that we have the following competitive strengths in the shipping industry:

• Stable cash flow from well established and reputable charterers and our diversified fleet. Each of the vessels in our fleet are employed, or, upon delivery, will be employed, on time charters with remaining terms ranging from 26 to 39 months, with an average remaining term of 2.43 years, to well established and reputable charterers. These charters should provide us with stable cash flow and high vessel utilization rates and should also limit our exposure to freight rate volatility. Furthermore, our fleet's diversity in size, trade routes and pricing will help us to minimize the effects of freight rate volatility in the product tanker sector, maximize our vessel utilization and should provide us with stable cash flow.

• Young and well-maintained fleet. The vessels product tankers in our current fleet, excluding the vessel that we purchased in March 2007 and the additional vessel that we have agreed to purchase, have an average weighted age of 1.5 years as of December 31, 2006.  The average age of the global Panamax (LR1) product tanker fleet and Handymax (MR) product tanker fleet as of December 31, 2006 was approximately 8.3 and 11.3 years, respectively.  We intend to maintain the quality of our fleet through our Managers' rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to continue to operate our vessels with low operating costs, continue to allow us to obtain favorable debt financing terms and to secure employment for our vessels with high quality charterers.

• Experienced management team. Our management team consists of executives who have considerable experience in the management of the commercial and financial aspects of international shipping businesses. Our management team actively monitors the performance of our Managers. We intend to retain the commercial management of our fleet in-house.

•Reputation of our Managers for high operating standards. The technical manager of our product tankers has established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that this reputation will continue to allow us to take advantage of favorable charter opportunities with well established charterers, many of whom consider the reputation of the manager when entering into charters.

• Low debt level. As of December 31, 2006 we had a ratio of indebtedness to total capitalization of approximately 54%. We believe that our level of debt enhances our borrowing ability to finance vessel acquisitions and implement our growth strategy and dividend policy.

• Sister ships. Our current fleet consist of three classes of sister ships, and the product tanker that we purchased in March 2007 and that we expect to acquire by the end of April 2007 are also sisterships. Sister ships can result in cost efficient operations and more chartering opportunities. Cost efficient operations can be achieved by maintaining fewer spare parts, because various parts are inter-changeable between sister ships. We believe more chartering opportunities should be available because many charterers prefer sister ships for their services due to various efficiencies they can achieve from the use of sister ships.

Our Business Strategy

We seek to become a leading provider of seaborne transportation services. We believe that we can increase shareholder value in our Company by implementing the following business strategy:

• Generate stable cash flows through time charters. We will continue to seek to generate steady cash flow through fixed period time charters. As we expand our fleet, we will seek to optimize our mix of medium and long-term charters in light of prevailing market conditions in our industry, which can be highly cyclical. We believe this will reduce our exposure to short-term market volatility.

• Strategically expand the size of our fleet. We intend to grow our fleet through selective acquisitions of vessels, focusing primarily on double hull product tankers. However, we intend to continue to monitor market developments and conditions and may acquire additional vessels, including other types of vessels that may serve different shipping sectors and markets, when those acquisitions would, in our view, present favorable investment opportunities.

• Maintain a growing high quality fleet of vessels. We intend to maintain a high quality fleet of vessels that meet rigorous industry standards and our charterers' requirements. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of high quality vessels. We intend to maintain the quality of our fleet through our Managers' comprehensive planned maintenance and preventive maintenance programs.

Our Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. For the year ended December 31, 2006, four of our customers accounted for approximately 96% of our voyage revenues from continuing and discontinued operations. These customers were Korea Line Corporation, D/S Norden A/S, ST Shipping & Transport (Glencore International AG) and A/S Dampskibsselskabet Torm.

Management of Our Fleet

Our wholly-owned subsidiary, Omega Management, Inc., is responsible for commercially managing the vessels in our fleet, including obtaining employment for our vessels, negotiating charters, and managing relationships.  We are responsible for the strategic management of our fleet, including locating, obtaining financing for, purchasing and selling vessels and formulating and implementing our overall business strategy.

Tanker Managers

The technical management of four of the product tankers in our fleet is provided by V. Ships Management Limited, or V. Ships, and Eurasia International (L) Limited, or Eurasia, provides the technical management for the other two product tankers in our fleet.  We will review the performance of the technical managers of our product tankers on a continuous basis and may add or change technical managers from time to time.

Our product tanker managers are responsible for managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, oil majors vetting procedures, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.  Our product tanker managers also acquire insurance for the product tankers in our fleet, including marine hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurance) and war risk insurance.

Under the management agreements, our product tanker managers present us with an annual budget for the following twelve months for each vessel and prepare and present us with its estimate of the working capital requirements of each vessel.  The manager requests the funds required to run the vessels for the ensuing month, including the payment of any occasional or extraordinary items of expenditure, such as emergency repair costs, scheduled drydocking and special survey costs as well as additional insurance premiums, bunkers or provisions. We pay each manager on a monthly basis for the operating costs incurred by our product tankers based on an annual budget and adjusted for actual operating costs incurred in that month. The management fees charged by V. Ships and Eurasia for the year ended December 31, 2006 amounted to $451,043 and $117,260, respectively.

Drybulk Manager

The manager of our drybulk carriers was Target Marine S.A., or Target, a privately-owned Panamanian company with offices in Piraeus, Greece.  Target managed the day-to-day operations of our drybulk carriers under separate management agreements. Target also maintained, at our expense, insurance for each of the drybulk carriers in our fleet, including marine hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurance), war risk insurance and loss of hire insurance and provided technical vessel management services such as arranging for crews, supplies, maintenance, drydocking and repairs, insurance, ensuring regulatory and classification society compliance, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.  During 2006, we paid Target fixed vessel operating expenses of $3,550 per day per vessel, excluding management fees any extraordinary costs, such as emergency repair costs, scheduled drydocking and Special Survey costs as well as additional insurance premiums, bunkers or provisions. We paid Target a management fee of $500 per day per vessel, or $182,500 per year per vessel.

The International Product Tanker Industry

The international seaborne transportation industry represents the most efficient and safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Global demand for refined products continues to increase. Over the past five years, seaborne transportation of refined petroleum products has grown at an average rate of 5.3% per year.

Freight rates in the refined petroleum product tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:

Demand:

• In general, the strength of the global economy and in particular China’s economic growth has increased demand;

• The increase in the distance petroleum products are transported due to the increased exports from new refineries in the Middle East and Asia and the expected lack of growth in the refining capacity of the refineries in the U.S. and Europe;

• Increasing global production and consumption of refined petroleum products and in particular the increase in Russian exports from the Baltic and Caspian regions.

Supply:

• Shipyards where new ships are constructed are fully booked through 2010, limiting the number of new product tankers that will enter the market in coming years;

• The phase-out of single hull tankers under more stringent regulatory and environmental protection laws and regulations will reduce the overall supply of vessels;

• The implementation of stringent safety and security measures has effectively reduced the supply of product tankers that are available for hire at any particular time;

• Major energy companies are selective in the employment of product tankers and have strict vetting standards for approval of vessels for trading; and

• Reclassification of vessels that can be used for transportation of vegetable and other edible oils begun in January 1, 2007.

The International Dry bulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. For drybulk shipping, factors that affect the supply of drybulk vessels and demand for transportation of drybulk cargo include:

Demand:

• In general, increasing global production and consumption and international trade have driven the strong demand for ships; and

• China and India have helped drive demand for drybulk carriers as they continue to:

• expand iron ore imports and steel production;

• become net importers of coal; and

• increase their grain inventories.

Supply:

• Shipyards where new ships are constructed are fully booked through 2010, limiting the number of new drybulk carriers that will enter the market in coming years; and

• Port congestion worldwide as a result of increased shipping activity and the implementation of stringent security measures has effectively reduced the supply of drybulk carriers that are available for hire at any particular time.

Environmental Regulation

Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

International Maritime Organization (IMO)

The International Maritime Organization, or IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the “MARPOL Convention”. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

Our vessels are also subject to regulatory requirements including the phase-out of single-hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single~~-~~hull oil tankers. At that time, these regulations required the phase-out of most single~~-~~ hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.  Currently all of our tankers, including the tankers that we have agreed to purchase or have options to purchase, are of double hull construction.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  We intend to rely upon the safety management system that we and our third-party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.9 million plus $963.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $137.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 18, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault; and under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

1

U.S Oil Pollution Act of 1990, Comprehensive Environmental Response, Compensation and Liability Act of the Clean Water Act

The Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills.  OPA affects all owners and operators whose vessels trade with the United States, or its territories or possessions, or whose vessels operate in the waters of United States, which include the U.S territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•

natural resource damages and related assessment costs;

•

real and personal property damages;

•

net loss of taxes, royalties, rents, profits or earnings capacity;

•

net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation).  Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton.  The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July amendments to OPA, as described above.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls.  All of our vessels currently meet the double-hull requirements of OPA.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•

address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•

describe crew training and drills; and

•

identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union Tanker Restrictions

In July 2003, in response to M/T Prestige oil spill in November 2002, the European Union adopted regulation that accelerates the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state unless such tanker is a double hull oil tanker.  Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008.  The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single~~-~~ hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single ~~-~~  hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six -month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•

on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•

the development of vessel security plans;

•

ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•

compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in class” by the American Bureau of Shipping and Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain, or will maintain upon delivery of our vessels, hull and machinery insurance, war risks insurance, protection and indemnity coverage, increased value insurance and freight, demurrage and defense coverage, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

We maintain, or will maintain upon delivery of our vessels, marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are, or will be upon delivery, each covered up to at least fair market value with deductibles of $75,000 per vessel per incident.  We also maintain increased value coverage for each of our vessels.  Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Loss of Hire Insurance

We maintain insurance against loss of hire for each of our vessels currently operating under a time charter or a voyage charter for the term of the charter.  This insurance generally provides coverage against business interruption for periods of more than 14 days following a loss under our hull and machinery policy or other business interruption.  Our loss of hire insurance provides coverage for each covered vessel for up to 90 days during any calendar year.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The thirteen P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities.

The International Group of P&I Clubs exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of shipowners and charterers who belong to those Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information.  Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance association or “Club,” providing cover for its shipowner and charterer members against liabilities of their respective businesses.  Each Club is controlled by its members through a board of directors (or Committee) elected from the membership; the Board (or Committee) retains responsibility for strategic and policy issues but delegates to full-time managers the technical running of the Club.

Although the Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group.  This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs.  The pool provides a mechanism for sharing all claims in excess of $5.0 million up to a limit of about $4.25 billion.  For a layer of claims between $50.0 million and $2.03 billion the International Group’s Clubs purchase reinsurance from the commercial market.  The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market.

As a member of a P&I Club, which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Club comprising the International Group.

Competition

The international product tanker business fluctuates in line with the main patterns of trade changes in the supply and demand for these refined petroleum products.  We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of Aframax, Handymax and Panamax product tankers.  The sector in which we operate is highly fragmented and is divided among approximately 350 independent product tanker owners.

C. Organizational Structure

Omega Navigation Enterprises, Inc. is a holding company incorporated under the laws of the Marshall Islands. We maintain our principal executive offices at 24 Kaningos Street, Piraeus 185 34 Greece. Our telephone number at that address is (011)(30) 210 413-9130. We also maintain an office in the United States the mailing address of which is P.O. Box 272, Convent Station, New Jersey 07961.  Our telephone number at that address is (551) 580-0532.

We own or will own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands and which are listed on Exhibit 8.1 to this annual report.  We provide commercial management for our vessels through our wholly-owned subsidiary, Omega Management, Inc.

D. Property, plant and equipment

We do not own any real property or any other material assets other than the vessels in our fleet.  We lease our office space at Piraeus, Greece from a company affiliated with Target Marine S.A. having annual lease payments for 2006 of approximately 33,000 Euro, or approximately $41,694.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the “Risk Factors” section and elsewhere in this report. The operating results of the drybulk carriers that were disposed of in January 2007 are presented at the consolidated statement of income as income from discontinued operations of the drybulk carrier fleet.

A. Operating Results

Factors Affecting Our Results of Operations

The principal factors that affect our financial position, results of operations and cash flows include:

•

charter market rates, which have recently experienced historic highs in the spot and time charter market;

•

periods of charter hire;

•

vessel operating expenses and voyage costs, which are incurred primarily in Dollars;

•

depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives; and

•

financing costs related to our indebtedness under our senior secured credit facility.

Voyage Revenues

The primary factors affecting our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily time charter hire rates that our vessels earn under charters, that, in turn, are affected by a number of other factors, including:

•

our decisions relating to vessel acquisitions and disposals;

•

the amount of time that we spend positioning vessels;

•

the amount of time that our vessels spend in drydock undergoing repairs;

•

maintenance and upgrade work;

•

the age, condition and specifications of our vessels;

•

levels of supply and demand in the drybulk and product tanker shipping industry; and

•

other factors affecting spot market charter rates for drybulk carriers and product tankers.

Voyage Expenses

We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner. Currently, we do not incur port and canal charges and bunker expenses as part of our vessels' overall expenses, because all of our vessels are employed under time charters that require the charterer to bear all voyage expenses, except for brokerage commissions.

As is common in the shipping industry, we pay commissions to third party shipbrokers in connection with the chartering of our vessels. The amount of commissions payable generally ranges from 1.25% to 6.25% of the total daily charter hire rate received under a charter and depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of payments to our technical managers for crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore vessel related expenses such as legal and professional expenses, and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent.

Management Fees

We pay management fees for the technical management of our fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising dry docking and repairs, purchasing of spares and other consumable stores, insurance arrangements and other duties related to the operation of our vessels.

Depreciation and Amortization

We depreciate the cost of our vessels on a straight-line basis over the estimated useful life of each vessel, which is 25 years from the date of initial delivery from the shipyard, after considering the estimated salvage value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate at the date of the vessel’s delivery.

Interest and Finance Costs, net

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of vessels.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•

obtain the charterer's consent to us as the new owner;

•

obtain the charterer's consent to a new technical manager;

•

obtain the charterer's consent to a new flag for the vessel;

•

arrange for a new crew for the vessel;

•

replace all hired equipment on board, such as gas cylinders and communication equipment;

•

negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•

register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•

implement a new planned maintenance program for the vessel; and

•

ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•

employment and operation of our product tanker vessels and, prior to their sale in January 2007, our drybulk carriers; and

•

management of the financial, general and administrative elements involved in the conduct of our business and ownership of our product tanker vessels and, prior to their sale in January 2007, our drybulk carriers.

The employment and operation of our vessels require the following main components:

•

vessel maintenance and repair;

•

crew selection and training;

•

vessel spares and stores supply;

•

contingency response planning;

•

onboard safety procedures auditing;

•

accounting;

•

vessel insurance arrangement;

•

vessel chartering;

•

vessel hire management;

•

vessel surveying; and

•

vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•

management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•

management of our accounting system and records and financial reporting;

•

administration of the legal and regulatory requirements affecting our business and assets; and

•

management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•

rates and periods of charter hire;

•

levels of vessel operating expenses;

•

depreciation expenses; and

•

financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Revenue recognition: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Deferred revenue represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Impairment of long lived assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels.

Vessel’s depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate at the date of the vessel’s delivery. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

Accounting and measurement of derivative instruments: FASB Statement No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

Deferred Dry-dock costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due which is approximately 30 months. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Allowance for non-collectible accounts: At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Year Ended December 31, 2006 compared with the period from February 28 (date of inception) to December 31, 2005

OPERATING FLEET

Our Fleet in 2006 was comprised of six product tankers, two Hadymax MR’s and four Panamax.  These vessels were purchased in 2006 with a combination of debt and proceeds for our initial public offering. The results from operations for these vessels in 2006 are in Continuing Operations.  The vessels were delivered to the Company between May and August of 2006.  Our fleet also included two dry bulk carriers, which were agreed to be sold in September of 2006 and delivered to the new owners in January of 2007.  Due to the agreement to sell the bulk carriers the results from operations of these vessels are shown in Discontinued Operations.  Our Fleet in 2005 included the operation of three dry bulk vessels.  The results of the operations of these vessels for 2005 are in Discontinued Operations.  We did not operate any product tankers in 2005.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $26.9 million in 2006 and reflected the operations of the six product tankers purchased between May and August of 2006.

VOYAGE EXPENSES – Voyage expenses were $0.3 million and were primarily related to commissions of the product tankers which were acquired between May and August of 2006.

VESSEL OPERATING EXPENSES – Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, were $5.7 million in 2006 and were related to the operation of the six product tankers which were acquired between May and August of 2006.

DEPRECIATION AND AMORTIZATION – Depreciation and Amortization which primarily includes depreciation of vessels was $7.2 million in 2006.  This related to the depreciation on the six product tankers acquired between May and August of 2006.

MANAGEMENT FEES – relate to the fees paid to V Ships and Eurasia for the technical management of our vessels.  These fees were $0.6 million and related to the six product tankers acquired between May and August of 2006.

OPTIONS’ PREMIUM – This charge is related to the fact that two options to purchase two Ice Class 1A Panamax product tankers expired in 2006 without being exercised. This charge was $ 0.2 million ($ 0.1 million per vessel).

GENERAL AND ADMINISTRATIVE EXPENSES – General and Administrative Expenses were $2.4 million in 2006, reflecting an increase of $1.6 million or 200% compared to 2005.  The increase is primarily due to the increased staffing and other expenses incurred as a result of the expansion of our operations following our initial public offering.

INTEREST EXPENSE AND FINANCE COSTS - Interest and Finance costs for 2006 were $7.5 million and related to the new term and revolving credit facility entered into to partially finance the acquisition of the six product tankers acquired between May and August of 2006.  The total amount drawn under the facilities in 2006 was $241.5 million.

INTEREST INCOME – Interest Income was $1.8 million in 2006 and reflected interest income received on cash balances during the year. The increased cash balances relate mainly to the fact that we maintained time deposits with net proceeds from initial public offering until the dates we acquired the product tankers and also the increased cash we generated from the increase of our fleet

LOSS ON DERIVATIVE INSTRUMENTS – For the year ended December 31, 2006, realized gains from the interest rate swap amounted to $0.06 million and the net unrealized loss on the interest rate swap and the rate collar option amounted to $0.3 million.

INCOME/LOSS FROM CONTINUING OPERATIONS – Income from continuing operations for 2006 was $4.6 million versus a loss of $0.7 million in 2005 resulting from the ownership and operation of six product carriers acquired between May and August 2006, versus general and administrative expense of operating the dry bulk vessels in 2005.

 Income from the ownership and operation of the drybulk vessels for 2006 and 2005 is shown below in “Discontinued Operations.”

DISCONTINUED OPERATIONS

INCOME FROM DISCONTINUED OPERATIONS – Income from discontinued operations was $9.6 million in 2006, an increase of $4.5 million or 88% versus $5.1 million earned in 2005.  This increase in net income is attributable primarily to the $5.0 million gain on extinguishment of debt that was partially offset by the $1.7 million impairment loss on disposal of the drybulk carrier fleet.

NET INCOME – Net income was $14.1 million in 2006 compared with net income of $4.4 million in 2005.  The increase was attributable to the increase in the size of our fleet in 2006 and primarily to the operation of the six tankers acquired in the year and the $5.0 million gain on extinguishment of debt.

B. Liquidity and Capital Resources

We operate in a capital intensive market. We have financed the acquisition of our fleet with advances under our term loan that we had in place prior to our initial public offering for an amount of $39.0 million. Contemporaneously with the closing of our initial public offering, the net proceeds of which amounted to $186.7 million, we repaid our outstanding debt that amounted to $38.5 million, with advances under the term loan portion of our new senior secured credit facility that we entered into upon the closing of our initial public offering. In April 2006 the Company entered into a senior secured credit facility, that was amended in July 2006, for a $295.0 million senior secured credit facility that consists of (1) term loan of $145.0 million obtained to refinance the previously obtained term loan facility of $38.5 million and to finance up to 40% of the acquisition of the five out of six product tankers and (2) a revolving line of credit of $150.0 million for the purpose of financing up to 100% of the sixth product tanker, the remaining balance of the purchase price of one of the five product tankers, for an amount up to $34.1 million as well as up to 100% of the purchase price of additional vessels. Draw downs up to December 31, 2006 under the term loan facility and the revolving facility totaled $144.4 million and $97.1 million, respectively. At December 31, 2006 the outstanding principal balance of the facility amounted to $238.9 million and the undrawn portion of revolving credit facility amounted to $54.0 million.

On March 21, 2007 the principal loan agreement was further amended to finance the acquisition of Omega Emmanuel and Omega Theodore. The aggregated available amount should not exceed the lesser of (a) 73.12% of the lower of the aggregated contract price of the two tanker vessels and their fair value and (b) 94.3 million. On March 21, 2007, we repaid the amount of $38.1 million of the term loan facility that was the outstanding balance of the term loan relating to dry bulk carriers which were disposed off. On March 26, 2007 we drew down an amount of $19.1 from the term loan facility and an amount of $28.1 from the revolving facility in order to partially finance the acquisition of Omega Emmanuel.

On April 10, 2007 we have received a commitment letter from an institutional lender, in which the lender has agreed to provide a bridge facility of up to $2.4 million to partially finance the remaining portion of the purchase price at the tanker vessels we had agreed to purchase. On April 25, 2007, we drew down an amount of $47.2 million under our principal loan agreement as amended on March 21, 2007, and $2.4 million under the bridge facility, discussed above. The bridge loan will be repaid one year after drawdown and bears interest at LIBOR plus margin.

We may finance the acquisition of the remaining two Ice Class 1A Panamax product tankers for which we have options to purchase with part of our available cash reserves and further debt or equity, Our liquidity requirements relate to our operating expenses, including payments under our ship management agreements, debt service under our senior secured credit facility and our ability to maintain cash reserves to provide for contingencies and future growth, including further acquisitions.

As of December 31, 2005, sellers’ notes amounted to $36.0 million and related to the credit granted upon acquisition of the vessels Ekavi I and Electra I in April 2005 by their sellers (entities affiliated to Target Marine S.A.). On January 13, 2006, we agreed to pay, by March 15, 2006, $3.0 million to reduce the then outstanding balance of the sellers’ notes from $36.0 million to $33.0 million and agreed the further extension of the sellers’ notes maturity date from January 13, 2006 to April 13, 2006 and the concurrent reduction of the sellers’ notes principal balance by an amount of $5.0 million. On April 13, 2006, the outstanding balance of the sellers’ notes was fully paid from the net proceeds of the initial public offering.

Our operating cash flows are generated from charters on our vessels entered into by our subsidiaries. Our subsidiaries have no existing restrictions for the transfer of funds to us other than those included in our senior secured credit facility and certain restrictions under Marshall Islands law. Under Marshall Islands law, our subsidiaries will generally be prohibited from transferring funds to us if the subsidiary is insolvent or if the transfer of funds would render the subsidiary insolvent.

Following our initial public offering and taking into account generally expected market conditions, internally generated cash flow from our charters is sufficient to fund the operations of our fleet, the debt service under our senior secured credit facility and our working capital requirements. Our long-term liquidity requirements include repayment of the principal balance of our senior secured credit facility, as supplemented on March 21, 2007, at maturity of $242.7 million including the last payable installment under the term loan portion and revolving portion as such may be adjusted in the future to take into account future drawdowns under the revolving portion of the facility in connection with future vessel acquisitions.

Amounts borrowed under our senior secured credit facility bear interest at LIBOR plus (a) 1.20% per annum if the ratio of indebtedness to total capitalization is greater than 0.55 to 1.00 or (b) 1.0% per annum if the ratio of indebtedness to total capitalization is less than or equal to 0.55 to 1.00.  Interest on amounts drawn under our senior secured credit facility are payable in arrears at the end of one, two or six month interest periods or such other period as may be determined by our lender, provided that in the case of interest periods in excess of three months, interest is payable every three months.  We may repay borrowings from time to time through the net proceeds of equity issuances. Our senior secured credit facility will mature after five years following the initial borrowing date, which was April 12, 2006.

In order to manage the interest rate exposure from the floating rate under our senior secured credit facility, we have entered into an interest rate swap/collar agreement with our lender days for the entire amount of the term loan portion of our new senior secured credit facility.

Cash Flows

Our cash and cash equivalents decreased to $3.9 million in the year ended December 31, 2006 from $5.1 million in the year ended December 31, 2005.  Working capital is current assets minus current liabilities including the current portion of long-term debt.  Our working capital was $32.6 million as of December 31, 2006 versus a deficit of $72.2 million as of December 31, 2005.  This increase in working capital was primarily due to vessels being held for sale of $81.5 in 2006 and a decrease in the current portion of the long-term debt and the sellers’ notes of $25.9 million in 2006 versus 2005.

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $22.5 million in 2006, an increase of $12.9 million versus $9.6 million in 2005.  The change is primarily attributed to increase in the size of the fleet from three operating vessels in 2005 to eight operating vessels in 2006.

NET CASH USED IN INVESTING ACTIVITIES – was $357.9 million in 2006 versus $43.4 million in 2005, which reflects the acquisition of six product tankers 2006 versus the three drybulk vessels acquired in 2005, for which the Company was granted a $72.5 million sellers’ credit.

NET CASH PROVIDED BY FINANCING ACTIVITIES – was $334.1 million in 2006 versus $38.9 million in 2005 and was related to the proceeds from our initial public offering and drawdown from the bank credit facility to finance the fleet, primarily the acquisition of the product tankers, in 2006 versus the drawdown the bank credit facility and sellers’s note in 2005 to finance the dry bulk vessels.  This was partially offset by the payment of dividends in 2006 in the amount of $15.2 million and restricted cash

C. Research and development, Patents and Licenses

Not applicable.

D. Trend Information

Not applicable.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

At December 31, 2006 we had the following contractual obligations:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long term debt (1)	238,940	49,174	17,644	17,644	154,478
Office space rent (2)	37	37	-	-	-
Total	238,977	49,211	17,644	17,644	154,478

(1) In April 2006 we entered into a $295.0 million senior secured credit facility that consists of a term loan facility of $145.0 million and a revolving facility of $150.0 million, which was amended in July 2006. Under the amended facility agreement, the term loan was obtained to refinance the previously obtained term loan facility of $38.5 million and to finance up to 40% of the acquisition of the 5 out of 6 product tankers. The revolving facility was obtained to finance 100% of the sixth product tanker and the remaining balance of the purchase price of one of the five tankers. The loan bears interest of 1% above LIBOR. Estimated interest payments are not included in the table above.

(2) In June 2005 and August 2006 we entered into rental agreements to lease office spaces in Piraeus, Greece. The termination dates of agreements are June 2007 and August 2007, respectively. The annual rental will be approximately $62,268 (Euro 47,160). The amount reflected in the table represent the Dollar equivalent of lease payments in Euros calculated assuming a $/Euro exchange rate of $1.32/Euro on December 31, 2006.

(3) On February 7, 2007, we have entered into two Memoranda of Agreement for the purchase of the two Ice Class 1A double hull Panamax product tankers for a consideration of $64.5 million per vessel. The first vessel was delivered to the Company in March 2007 and the second vessel is currently under construction at STX Shipbuilding Co, South Korea and we expect to take delivery of by the end of April 2007. The acquisition of the tanker vessel delivered in March 2007 was funded with commercial bank debt amounting to $47.2 million, with a $4.5 million, zero coupon warrant issued to the seller and with internally generated cash. For the acquisition of the tanker vessel to be delivered by the end of April 2007, we drew down an amount of $49.6 million on April 25, 2007, from our commercial bank debt, we issued a zero coupon warrant of $4.5 million and the remaining portion of the purchase price will be financed with internally generated cash. The 9.0 million zero coupon warrants will convert into Omega Class A common shares, no earlier than March 31, 2009.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees.  Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position

Robert J. Flynn	54	Chairman and Class A Director
George Kassiotis	35	President, Chief Executive Officer and Class C Director
Charilaos Loukopoulos	38	Executive Vice President, Chief Operating Officer, General Counsel and Class C Director
Gregory McGrath	56	Chief Financial Officer
Nicolas Borkmann	44	Class B Director
Dr. Chiang Hai Ding	68	Class A Director
Kevin Harding	47	Class C Director
Shariq Azhar	52	Class A Director
Matthew W. McCleery	36	Class B Director

_____________________________

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors’ term expires in 2007.  Class B Directors’ term expires in 2008. Class C Directors’ term expires in 2009.

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

Robert J. Flynn (Chairman and Class A Director) serves as our Chairman and as a Director.  Since 2000, Mr. Flynn has been the president of Mallory Jones Lynch Flynn & Assoc. Inc., or MJLF.  Mr. Flynn joined MJLF in 1979 and has been involved in all aspects of oil tanker chartering, sales and purchase, new building contracting and special project related business.  Although we do not currently do business with MJLF, we may enter into transactions with MJLF or engage MJLF for brokerage services. From 1987 to 1999, Mr. Flynn served on the board of directors of Association of Shipbrokers and Agents, or ASBA, and from 1995 to 1997 was the president of ASBA.  Mr. Flynn worked also at Maritime Overseas Corporation from 1991 to 1992.  From 1974 to 1979, Mr. Flynn served as a commissioned officer with the U.S. Coast Guard.  He is a member of The American Bureau of Shipping, and serves as a Director of the Coast Guard Foundation.  Mr. Flynn holds a bachelor degree from the U.S. Coast Guard Academy.

George Kassiotis (President, Chief Executive Officer and Class C Director) has served as our President, Chief Executive Officer and Director since our inception in February 2005. Prior to joining us, since 1996 Mr. Kassiotis was the commercial director of Target Marine S.A. and since 1999 he led, as a senior executive director, the development of Target’s business and oversaw its growth and expansion. In this capacity, Mr. Kassiotis was responsible for vessel sale and purchase, project development, financing and other transactions effected by other shipowning affiliates of Target, including the development of Horizon Tankers Ltd., which contracted twelve newbuilding product tankers since 2002. Mr. Kassiotis comes from a shipping family and has been involved in various sectors of the shipping industry, under the family business for 15 years. Mr. Kassiotis graduated from the Universite de Paris, Pantheon - Sorbonne, France in 1993, where he studied international business law, and holds a Masters degree in law from the University of London, England.

Charilaos Loukopoulos (Executive Vice President, Chief Operating Officer, General Counsel and Class C Director) has served as our Executive Vice President, Chief Operating Officer, General Counsel and Director since our inception in February 2005. Prior to joining our Company, since 1996, Mr. Loukopoulos was employed by Target Marine where he acted as a general counsel and Insurance and Claims Director. In this capacity, Mr Loukopoulos was responsible for the administrative and legal supervision of all of Target’s departments, overseeing all the Target operations. Prior to that, after being admitted to the Athens Bar Association in 1993, Mr. Loukopoulos worked as an attorney in a shipping law firm based in Piraeus. He has lectured on shipping law and vessel sale & purchase contracts at the Institute of Chartered Shipbrokers’ Greek branch. He graduated from the University of Thessaloniki, Greece in 1992, having studied law and holds a Masters degree in Shipping law from the University of Southampton, England.

Gregory A. McGrath (Chief Financial Officer) has served as our Chief Financial Officer since June 2005.  He previously served as Vice President of Finance and Administration at American Eagle Tankers, Inc., Ltd., an Aframax and VLCC owner and operator, from 1995 to 2004 and as Vice President of Public Affairs from 2004 to 2005.  Mr. McGrath served as Vice President, Finance and Administration with Marine Transport Lines, Inc. from 1990 to 1995.  Prior to that, Mr. McGrath spent 16 years with Mobil Oil Corporation (now Exxon Mobile Corporation) in various financial, shipping and supply and distribution positions. Mr. McGrath is a director of Shoreline Mutual Insurance Co. and several subsidiaries of American Eagle Tankers, Inc., Ltd.  Mr. McGrath holds a Bachelor of Arts degree from Fairfield University, Connecticut and holds and a Masters in Business Administration degree from Pace University, New York.

Dr. Chiang Hai Ding (Class A Director) serves as a Director.  From 1995 to 2002, Dr. Chiang Hai Ding worked at Neptune Orient Lines Ltd. as an economic advisor to the Chairman and the Chief Executive Officer.  Since 2007, he is the executive director of the Center of Seniors and from 2001 to 2006 he was the executive director at Singapore Action Group of Elders Counseling Center, each if which is a voluntary organization for the elderly.  Dr. Chiang Hai Ding served as Singapore Ambassador to Germany, European Union, Russia and Egypt from 1978 to 1994 and to Malaysia from 1971 to 1973. Dr. Chiang Hai Ding was an elected member of the Singapore Parliament where he served from 1970 to 1984.  From 1973 to 1978 Dr. Chiang Hai Ding worked at Citibank and was a university lecturer from 1963 to 1971.  Dr. Chiang Hai Ding is a member of the board of directors of Swissco International Limited. Dr. Chiang Hai Ding holds a graduate diploma from Simon Freaser University, Canada, a doctorate from the Australia National University and a bachelors degree from the Singapore University.  Dr. Chiang Hai Ding’s son is an employee of the Singapore affiliate of Ernst & Young Global. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent auditors, and the Singapore affiliate of Ernst & Young Global are members of the Ernst & Young Global network.  Dr. Chiang Hai Ding has confirmed to us that his son is not a partner of the Singapore affiliate of Ernst & Young Global.  Dr. Chiang Hai Ding has advised us that his son is not and will not be directly or indirectly involved in providing any services to us during his employment at the Singapore or any other affiliate of Ernst & Young Global for so long as Dr. Chiang Hai Ding remains our director.

Nicolas Borkmann (Class B Director) serves as a Director. Mr. Borkmann has been a senior broker at ACM Shipping Ltd., London, since 2000 where his responsibilities include competitive shipbroking for tankers both in respect of chartering of all sizes, as well as in the S&P market for large ships, and the wet freight derivative broking activities of ACM.  Prior to joining ACM, Mr. Borkmann was a commercial director of Frachtcontor Junge & Co, Hamburg from 1996 to 1999, where he was responsible for shipbroking for tankers and commercial management and chartering of tankers and combination carriers.

Kevin Harding (Class C Director) serves as a Director. Mr. Harding is currently acting as a consultant within the shipping industry. From 1992 to 2005, he was the Senior Vice President of Star Reefers UK Ltd., a Siem Industries company, responsible for chartering and sale and purchases of vessels and overseeing operations and financial management. From 1978 to 1992 Mr. Harding served as a manager with Associated Container Transportation Limited (London), where he managed international trade operations.

Shariq Azhar (Class A Director) serves as a Director.  Since 2005 Mr. Azhar has served as the Director General of Injaz Mena Investment Co. PSC, an Abu Dhabi based investment bank regulated by the Central Bank of the UAE, providing global private equity, real estate, capital market and investment banking services to investors.  He has over 25 years experience in the financial services industry spanning America, Europe and the Middle East. Over his career he has served in various senior level positions in the areas of corporate banking, investment banking, risk management and financial regulatory policy.  Among other positions held over the years, Mr. Azhar was Executive Vice President of Abu Dhabi Commercial Bank where he headed the bank's wholesale businesses including corporate banking, investment banking, treasury & investments, commercial banking and institutional banking. Earlier in his career he served as General Manager of Mashreqbank USA, as Vice President of Chase Manhattan Bank in New York and as Senior Research Analyst at the Federal Reserve Bank of New York, the US central bank.  He is a director on the boards of several companies, including: the main shareholder in a AAA rated credit derivative products company; the developer of large-scale real estate projects in South Asia; the majority owner of multi-billion dollar tourist resort developments in Eastern Europe and the principal sponsor of a property fund investing in prime East Asian real estate.  Mr Azhar holds an MBA in Finance from the Stern School of Business at New York University.

Matthew W. McCleery (Class B Director) serves as a Director.  Since 2000, Mr. McCleery has been the president of Marine Money International, a provider of maritime finance transactional information and maritime company analysis. He joined Marine Money International in 1997 as a managing editor. Mr. McCleery also serves as a managing director of Marine Money Consulting Partners, the financial advisory and consulting company that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. Mr. McCleery serves on the board of directors of FreeSeas, Inc., a bulk shipping company, which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. A possible conflict of interest may arise between the interests of FreeSeas and our interests. Mr. McCleery holds a Juris Doctor degree from the University of Connecticut School of Law.

No family relationships exist among any of the Executive Officers and Directors.

B. Compensation

The aggregate annual compensation paid to our executive officers, Messrs. Kassiotis, Loukopoulos and McGrath, amounted to approximately $850,000 for the year ended December 31, 2006.  Non-employee directors receive annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, Non-employee directors that serve as committees members receive an additional annual fee of $2,500.  In lieu of any other compensation, Mr. Robert J. Flynn, the Chairman of our board of directors, receives annual compensation in the amount of $150,000.  Executive officers who also serve as directors do not receive additional compensation for their services as directors.  We do not have a retirement plan for our executive officers or directors. Under the respective employment agreements between us and Messrs. Kassiotis, Loukopoulos and McGrath, we will be required to make an aggregate lump sum payment of $1.3 million to our executive officers, in addition to their respective base salary until the end of the contract term, for early termination of employment during its term or in the event that we materially breach the terms of the respective employment agreements. Such amount will be increased by an aggregate amount of approximately $0.5 million in the case the term of the employment agreements is extended prior to the occurrence of material breach. In addition, in the event of a change of control of our Company (as defined in the amended and restated articles of incorporation) during the term of the employment agreements, we will be required to pay to the executives an amount equal to the equivalent of two to three years their annual base salary, over and above the lump sum described above.

C. Board Practices

We have established an audit committee that is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls, reviewing the annual and quarterly financial statements.  The members of our audit committee, each of whom is an independent director, are Messrs. McCleery, Azhar and Harding.  In addition, we have established a compensation committee that is responsible for establishing executive officers' compensation and benefits and whose members are Messrs. Borkmann, Harding, each an independent director, and Mr. Loukopoulos.

D. Employees

As of December 31, 2006, we employed 172 employees, consisting of nine shore-based personnel based in Athens, Greece, and 163 seagoing employees.  We have entered into employment agreements with Messrs George Kassiotis, Charilaos Loukopoulos and Greg McGrath. Our shore-based employees are not covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

The common shares beneficially owned by our directors and senior managers are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Incentive Plan

We have adopted an equity incentive plan, or the Plan, which entitles our officers, key employees and directors to receive options to acquire Class A common stock.  Under the Plan, a total of 1,500,000 shares of Class A common stock has been reserved for issuance.  The Plan is administered by our board of directors.  Under the terms of the Plan, our board of directors is able to grant new options exercisable at a price per share to be determined by our board of directors.  The exercise price of initially issued options are equal to the average daily closing price for our Class A common stock over the 20 trading days following the closing of our initial public offering.  Under the terms of the Plan, no options may be exercised until at least two years after the closing of our initial public offering in April 2006.  Any shares received on exercise of the options may not be able to be sold until three years after the closing of our initial public offering.  All options may expire ten years from the date of grant.  The Plan expires ten years from the closing of our initial public offering.  On February 8, 2007, we granted an aggregate of 54,138 restricted shares pursuant to the Plan to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of March 31, 2007 information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group.  All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Class A Common Stock, par value $0.01	US Trust Company NA /US Trust Corporation	1,589,542	13%
	MHR Fund management LLC	1,185,125	10%
	Transamerica Investment Management LLC	894,825	7%
	All Directors and officers as a group	*	*
Class B Common Stock, par value $0.01	George Kassiotis(2)	3,140,000	100%

____________
*

Less than 1% in the aggregate.

(1)

Does not include 54,138 restricted shares granted pursuant to the Plan to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer

(2)

Our Chief Executive Officer, Mr. Kassiotis, beneficially owns these shares indirectly through ONE Holdings, Inc.  Mr. Kassiotis is the sole shareholder of ONE Holdings, Inc.

The Company’s major shareholders and Officers and Directors do not have different rights from other shareholders in the same class.  To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

B. Related party transactions

Registration Rights Agreement.  We have entered into a registration rights agreement with One Holdings, which is wholly-owned by Mr. Kassiotis, pursuant to which it will have the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our Class A common stock held by it. Under the registration rights agreement, One Holdings will have the right to request us to register the sale of Class A common stock held by it and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, One Holdings will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by us.  One Holdings, owns 10,000 shares of Class A common stock that will be entitled to these registration rights. ONE Holdings also owns 3,140,000 shares of Class B common stock that may, subject to certain conditions, be converted into Class A common stock that will be entitled to these registration rights.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

The ordinary course of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.  In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

Dividend policy

Our policy is to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to our available cash from operations during the previous quarter after cash expenses (e.g., operating expenses and debt service), discretionary reserves for (i) further vessel acquisitions, (ii) contingent and other liabilities, such as drydocking and extraordinary vessel maintenance and repair, and (iii) general corporate purposes.  However, as described below, if we do not have sufficient available cash to pay a quarterly dividend to Class A common shareholders in the amount of $0.50 per share, which we call our base dividend, out of our operating surplus, the right of Class B common shareholders to receive dividends in respect of those shares will be subordinated to the right of Class A common shareholders to receive dividends during the subordination period. Declaration and payment of dividends is at the discretion of our board of directors.

ONE Holdings, an entity wholly-owned by our President and Chief Executive Officer, Mr. Georgios Kassiotis, owns 10,000 shares of Class A common stock and 3,140,000 shares of Class B common stock, or our subordinated shares. The provisions of our Amended and Restated Articles of Incorporation limit or eliminate dividends to the holders of our subordinated shares in the circumstances we describe below. In general, during the subordination period, our Class A common stock will receive regular quarterly dividends of $0.50 per share, plus any arrearages from prior quarters, before our subordinated shares will receive any dividends. Our subordinated shares will not be entitled to arrearages. During the subordination period, we will pay quarterly dividends on our Class A common stock and subordinated shares from operating surplus in the following manner:

first, 100% to all shares of Class A common stock, pro rata, until they receive $0.50 per share;

second, 100% to all shares of Class A common stock, pro rata, until they have received any unpaid arrearages in the $0.50 per share base dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.50 per share; and

after that, 100% to all Class A common and subordinated shares, pro rata, as if they were a single class.

The subordination period commenced upon the issuance of the shares of Class B common stock, which occurred on March 16, 2006. Each of our subordinated shares will convert into a Class A common share after the end of the subordination period, which extends until the first day after the quarter ending December 31, 2008 that each of the following tests are met:

(1) we have paid quarterly dividends in an amount at least equal to $0.50 per share on both our Class A common shares and Class B common shares for the immediately preceding four-quarter period;

(2) the operating surplus (excluding certain amounts as described in our amended and restated Articles of Incorporation) generated during the four-quarter period referred to above at least equaled the base dividend on all of the outstanding Class A common shares and Class B common shares on a fully diluted basis during that period; and

(3) there are no arrearages in payment of the quarterly dividend on the Class A common stock.

Notwithstanding the above, the subordination period will end immediately and all arrearages will be cancelled upon a change of control of us (as defined in our Amended and Restated Articles of Incorporation).

Our ability to pay dividends is subject to our satisfaction of the financial covenants contained in our credit agreements.  Under our senior secured credit facility we are prohibited from paying dividends if (i) an event of default has occurred or will occur as a result of the payment of the dividend or (ii) the aggregate average fair market value of our vessels (as defined in our senior secured credit facility) of our vessels is less than 135.0% of the total amount borrowed under our senior secured credit facility from its closing date until the second anniversary thereof, 140.0% therefrom until the third anniversary of that closing date and 145.0% thereafter.  The closing date of our senior secured credit facility was April 7, 2006.

Our board of directors continually reviews our dividend policy and may makes adjustments as it believes are appropriate taking into consideration the foregoing factors.

B. Significant changes

No significant changes occurred except for those mentioned in item 4.

ITEM 9 - THE OFFER AND LISTING

Shares of our Class A common stock commenced trading on the Nasdaq National Market on April 7, 2006 under the symbol “ONAV”.  Shares of our Class A common stock also trade on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

2

The high and low closing prices of shares of our Class A common stock on the Nasdaq National Market since April 7, 2006 is as follows:

For the Period	Low	High
April 7, to December 31, 2006	$13.15	$16.60
April 7, to June 30, 2006	$13.15	$16.60
July 1 to September 30, 2006	$14.65	$16.60
October 1 to December 31, 2006	$15.10	$16.25
January 1 to March 31, 2007	$14.50	$15.85
October	$15.10	$15.81
November	$15.51	$16.25
December	$15.62	$16.05
January	$15.50	$15.85
February	$14.50	$15.58
March	$14.50	$15.63

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and articles of association

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2 to our Registration Statement on form F-1 filed with the Securities and Exchange Commission on March 17, 2006 with file number 333-132503.  Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 and is incorporated by reference herein.

C. Material Contracts

As of December 31, 2006 we had long term debt obligations under our credit facility with HSH Nordbank AG.  For a full description of our credit facility, see “Summary of Contractual Obligations” above.  Other than as described above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our shares of our Class A common stock.

E. Taxation

Tax Considerations

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.  In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income which would have amounted to approximately $0.2 million for the year ended December 31, 2006.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar year taxpayers like ourselves and our subsidiaries, a foreign corporation will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)

It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or the “country of organization requirement”; and

(ii)

It can satisfy any one of the following two (2) stock ownership requirements:

•

more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the “50% Ownership Test”; or

•

a class of its stock or that of its 100% parent is “primarily and regularly” traded on an established securities market located in the United States, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, the Company’s country of organization, and the country of incorporation of each of the Company’s subsidiaries that earned shipping income during 2006, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfies the country of organization requirement.

For the 2006 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company’s Class A common stock was “primarily traded” on the Nasdaq National Market during 2006 since its listing in April 2006.

Under the final regulations, the Company’s Class A common stock will be considered to be “regularly traded” on the Nasdaq National Market if such class of stock is listed on the Nasdaq National Market and in addition is traded on the Nasdaq National Market, other than in minimal quantities, on at least 60 days during the taxable year and the aggregate number of shares of Class A common stock so traded during the taxable year is at least 10% of the average number of shares of Class A common stock issued and outstanding during such year. The Company has satisfied the listing requirement as well as the trading frequency and trading volume tests.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or 5% Shareholders, who each own 5% or more of the value of stock, or the “5 Percent Override Rule.”

Based on its shareholdings during its 2006 taxable year, the Company believes that it is not subject to the 5 Percent Override Rule for its 2006 taxable year.  Therefore, the Company anticipates that it satisfies the Publicly Traded Test for its 2006 taxable year.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source shipping income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S. source Shipping Income for 2006, the Company would be subject to U.S. federal income tax of approximately $0.2 million under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels.

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.omeganavigation.com.  In addition, documents referred to in this annual report may be inspected at our offices at 24 Kanigos Street, Piraeus 185 34 J3 00000, Greece.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

The Company does not have a material currency exposure risk.

Inflation Risk

We do not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $1.4 million based upon our 142.5 million weighted average debt level during 2006.

The table below provides information about our long term debt and derivative financial instruments and other financial instruments at December 31, 2006 that are sensitive to changes in interest rates.  See notes 7 and 8 to our consolidated financial statements, which provides additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter
	(amounts in million USD)
Long term debt
Variable interest rate ($US) (1)	49.2	8.8	8.8	8.8	163.3	-
Average interest rate	5.36%	5.23%	5.17%	5.16%	5.17%	-
Interest rate derivatives(2)
Rate collar notional amount(3)	139.9	136.9	136.9	-	-	-
Average pay rate(4)	-	-	-	-	-	-
Average receive rate(4)	-	-	-	-	-	-

(1) The expected maturity day of the loan is April 12, 2011.

(2) In March 2006, we entered into an interest rate swap agreement in order to partially hedge its exposure to fluctuations in interest rates on its variable-rate debt, according to which the Company exchanges LIBOR with a fixed rate of 5.25% (pay fixed receive floating). The expiration date of the swap agreement is in April 2007 and the notional amount at inception was $144.4 million, diminishing down to $142.9 million following our term loan’s repayment schedule.

(3) The termination date of the rate collar option is in April 2009.

(4)  Cap rate: 5.55% and Floor rate: 4.80%. The implied forward interest rates in the yield curve are within the collar and therefore there are no expected inflows and outflows under the instrument.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures.

We evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by the Company’s independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

 (B)  Management’s Annual Report of Internal Financial Reporting Controls

Not applicable.

(C)  Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(D)  Changes in Internal Controls

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the Nasdaq National Market, the exchange on which our Class A common stock is listed, the Company has appointed an audit committee whose members as of December 31, 2006 are Messrs. McCleery, Azhar and Harding.  Mr. McCleery has been determined to be a financial expert by the Company’s Board of Directors.

ITEM 16 B.  CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics is available on our website at www.omeganavigation.com.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.  Shareholders may direct their requests to Mr. Charilaos Loukopoulos at our offices at 24 Kanigos Street, Piraeus 185 34 J3 00000, Greece.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND RELATED SERVICES

Audit fees

Our principal accountants for the period from February 25, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006 were Ernst & Young (Hellas) Certified Auditors Accountants S.A.  For the audit of the period from February 28, 2005 (date of inception) to December 31, 2005, the audit services provided in connection with the our Initial Public Offering completed in April 2006 and for the audit as of and for the year ended December 31, 2006 they billed us Euro 63,000, Euro 530,250 and Euro 159,000, respectively.  The Company also pays an annual fee of $1,500 for access to Ernst & Young Online, a service of Ernst & Young that provides web based access to US GAAP and SEC related matters. There were no tax and audit-related fees billed in 2005 and 2006.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASES

None.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of our independent registered public accounting firm, Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed  listed below are set forth on pages F-1 through F-27 and are filed as a part of this annual report.

ITEM 19 -EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and restated by-laws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Vessel Management Agreement with the V. Ships (1)
4.2	Senior Secured Credit Facility Agreement (3)
4.3	Form of Registration Rights Agreement in favor of ONE Holdings (1)
4.4	Form of Stock Incentive Plan (1)
4.5	Form of Vessel Management Agreement with Eurasia
8.1	Subsidiaries of the Company
11.1	Code of Ethics

____________

(1)

Filed as an exhibit to the Company’s Registration Statement on Form F-1 filed on March 17, 2006, File No. 333-132503 and incorporated by reference herein.

(2)

Filed as an exhibit to the Company’s Registration Statement on Form 8-A filed on April 4, 2006, File No.000-51894 and incorporated by reference herein.

(3)

Filed as an exhibit to the Company’s post effective amendment to its Registration Statement filed Form F-1 filed on April 7, 2006, File No. 333-132503 and incorporated by reference herein.

3

OMEGA NAVIGATION ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm………………………………………	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Income for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006	F-4

Consolidated Statements of Stockholders' Equity for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006.	F-5

Consolidated Statements of Cash Flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of OMEGA NAVIGATION ENTERPRISES INC.

We have audited the accompanying consolidated balance sheets of Omega Navigation Enterprises Inc. (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Navigation Enterprises Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,

April 18, 2007

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2005 AND 2006 (Expressed in thousands of U.S. Dollars – except share and per share data)

	Notes	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,058	$3,862
Accounts receivable, trade		178	145
Inventories		-	504
Prepayments and other		2	518
Restricted cash	2	500	931
Vessels held for sale		-	81,468
Total current assets		5,738	87,428

FIXED ASSETS:
Vessels, net	4	85,491	350,288
Property and equipment, net		-	143
Advances for vessels’ acquisition	3	-	200
Total fixed assets		85,491	350,631

OTHER NON-CURRENT ASSETS:
Initial public offering related costs		1,163	-
Deferred charges	5	-	226
Restricted cash	2 and 7	-	5,546
Total other non current assets		1,163	5,772

Total assets		$92,392	$443,831

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit facility	7	$38,994	$-
Sellers’ notes	6	36,000	-
Current portion of long-term debt	7	-	49,133
Accounts payable		345	1,496
Due to stockholder		122	-
Accrued and other current liabilities		2,384	1,129
Deferred revenue	2(r)	139	2,719
Derivatives liability	8	-	313
Total current liabilities		77,984	54,790

LONG-TERM DEBT, net of current portion:		-	188,944

COMMITMENTS AND CONTINGENCIES:		-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorised, none issued		-	-
Common stock:
Class A shares, par value $0.01 per share 75,000,000 shares authorised; 10,000 shares issued and outstanding as at December 31, 2005 and 12,010,000 shares issued and outstanding as at December 31, 2006		-	120
Class B shares, par value $0.01 per share, 25,000,000 shares authorised; 3,140,000 shares issued and outstanding		31	31
Additional paid in capital		9,999	196,590
Retained earnings		4,378	3,356
Total stockholders’ equity		14,408	200,097

Total liabilities and stockholders’ equity		$92,392	$443,831

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIOD FROM FEBRUARY 28, 2005 (DATE OF INCEPTION)

THROUGH DECEMBER 31, 2005 AND FOR

THE YEAR ENDED DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Notes	2005	2006
CONTINUING OPERATIONS
Revenues
Voyage revenues		$-	26,867
Expenses
Voyage expenses	12	-	(341)
Vessel operating expenses	12	-	(5,669)
Depreciation and amortization		-	(7,236)
Management fees	1	-	(568)
Options’ premium	3	-	(200)
General and administrative expenses		(754)	(2,354)
Foreign currency gains/ (losses)		3	(33)
Operating income/ (Loss)		(751)	10,466

Other income / (expenses)
Interest and finance costs	13	(1)	(7,483)
Interest income		12	1,837
Loss on derivative instruments		-	(255)
Total other income / (expenses), net		11	(5,901)

INCOME/ (LOSS) FROM CONTINUING OPERATIONS		(740)	4,565

DISCONTINUED OPERATIONS
Income from discontinued operations of the dry-bulk carrier fleet (including a gain on extinguishment of debt of $5,000 in 2006)	6	5,118	11,248
Impairment loss on disposal of dry bulk carrier vessels in 2006	4	-	(1,685)
INCOME FROM DISCONTINUED OPERATIONS		5,118	9,563

Net income		$4,378	14,128

Earnings / (Loss) per common share, basic and diluted:	9

- From continuing operations
Earnings / (Loss) per Class A common share, basic and diluted		$(0.23)	0.42
Earnings / (Loss) per Class B common share, basic and diluted		$(0.23)	0.30
Weighted average number of Class A common shares, basic and diluted		10,000	8,689,452
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000

- From discontinued operations
Earnings per Class A common share, basic and diluted		$1.91	0.87
Earnings per Class B common share, basic and diluted		$1.62	0.63
Weighted average number of Class A common shares, basic and diluted		10,000	8,689,452
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000

- From continuing and discontinued operations
Earnings per Class A common share, basic and diluted		$1.68	1.29
Earnings per Class B common share, basic and diluted		$1.39	0.93
Weighted average number of Class A common shares, basic and diluted		10,000	8,689,452
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM FEBRUARY 28, 2005 (DATE OF INCEPTION) THROUGH DECEMBER  31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars – except share and per share data)

		Common Stock				Additional
	Comprehensive	Class A shares		Class B shares		Paid-in	Retained
	Income	# of shares	Par value	# of shares	Par value	Capital	Earnings	Total
Balance, February 28, 2005 (date of inception)	-	-	-	-	-	-	-	-
- Capital contributions	-	-	-	-	-	10,000	-	10,000
- Issuance of common stock	-	10,000	-	3,140,000	31	(1)	-	30
- Net income	4,378	-	-	-	-	-	4,378	4,378
Comprehensive income	$4,378
Balance December 31, 2005		10,000	$-	3,140,000	$31	$9,999	$4,378	$14,408

- Proceeds from initial public offering, net of related costs	-	12,000,000	120	-	-	186,591	-	186,711
- Dividends declared and paid ($1 per share)	-	-	-	-	-	-	(15,150)	(15,150)
- Net income	14,128	-	-	-	-	-	14,128	14,128
Comprehensive income	$14,128
Balance December 31, 2006		12,010,000	120	3,140,000	31	196,590	3,356	200,097

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 28, 2005 (DATE OF INCEPTION)  THROUGH DECEMBER 31, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars)

	2005	2006
Cash flows from operating activities:
Net income/ (loss) from continuing operations	$(740)	$4,565
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	-	7,236
Amortization and write-off of loan fees	-	197
Unrealized loss on derivative instruments	-	313
(Increase) / Decrease in:
Receivables	-	(18)
Prepayments and other	-	(452)
Inventories	-	(504)
Increase / (Decrease) in:
Accounts payable	335	989
Accrued liabilities	750	109
Deferred revenue	-	2,367
Net cash provided by continuing operating activities	345	14,802
Net cash provided by discontinued operating activities	9,226	7,728
Net cash provided by operating activities	9,571	22,530

Cash flows used in investing activities:
Vessels acquisition	-	(357,495)
Advances for vessels acquisition	-	(200)
Property and equipment acquisition	-	(172)
Net cash used in investing activities-continuing operations	-	(357,867)
Net cash used in investing activities-discontinued operations	(43,364)	-
Net cash used in investing activities	(43,364)	(357,867)

Cash flows from financing activities:
Capital contributions, net of related costs	10,030	159,874
Initial public offering related costs	(1,163)	-
Proceeds from bank credit facility	-	203,000
Proceeds from stockholder’s short-term financing	377	69
Payments of stockholder’s short-term financing	(255)	(191)
Financing costs	-	(1,245)
Dividends paid	-	(15,150)
Principal payments of bank credit facility	-	(2,161)
Increase in restricted cash	-	(5,769)
Net cash provided by financing activities-continuing operations	8,989	338,427
Net cash provided by/ (used in) financing activities-discontinued operations	29,862	(4,286)
Net cash provided by financing activities	38,851	334,141

Net increase / (decrease) in cash and cash equivalents	5,058	(1,196)
Cash and cash equivalents at beginning of period/ year	-	5,058
Cash and cash equivalents at end of period/ year	$5,058	$3,862
Supplemental cash flow information
Cash paid during the period/ year for interest on bank loans	$2,433	$8,966
Cash paid during the period/ year for interest on sellers’ notes	$706	$1,632

Non-cash financing activities
Sellers’ notes for vessel acquisitions	72,500	-
Reduction in sellers’ notes due to sale of vessel	(28,000)	-
Extinguishment of sellers’ notes	-	(5,000)
The accompanying notes are an integral part of these consolidated financial statements

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

1.

Basis of presentation and general information:

The accompanying consolidated financial statements include the accounts of Omega Navigation Enterprises Inc. (“Omega”) and its wholly owned subsidiaries (collectively the “Company”). Omega was incorporated on February 28, 2005 under the laws of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On March 2, 2005 the Company commenced operations and preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. In April 2006 the Company completed its initial public offering, the net proceeds of which amounted to $186,711. The Company’s Class A shares are listed on the Nasdaq National Market and on the Singapore Exchange Securities Trading Limited.

The Company is engaged in the ocean transportation services of dry cargo products and crude and refined petroleum products. Omega is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at December 31, 2006
Company	Country of incorporation	Vessel-owned	Type of vessel	Acquisition/ disposition Date

Abilene Navigation Inc.	Marshall Islands	EKAVI I	Bulk Carrier	April 2005
Hamilton Navigation Inc.	Marshall Islands	ELECTRA I	Bulk Carrier	April 2005
Galveston Navigation Inc.	Marshall Islands	OMEGA LADY MIRIAM LETO I	Product Tanker Bulk Carrier	August 2006 Sold in December 2005
Beaumont Navigation Inc.	Marshall Islands	OMEGA LADY SARAH	Product Tanker	June 2006
Carrolton Navigation Inc.	Marshall Islands	OMEGA PRINCE	Product Tanker	June 2006
Decatur Navigation Inc.	Marshall Islands	OMEGA PRINCESS	Product Tanker	July 2006
Elgin Navigation Inc.	Marshall Islands	OMEGA QUEEN	Product Tanker	May 2006
Fulton Navigation Inc.	Marshall Islands	OMEGA KING	Product Tanker	June 2006

Other group companies
Company	Country of incorporation	Activity

Omega Management Inc.	Marshall Islands	Fleet commercial management

As further discussed in Note 4, the Company, within September 2006, decided to dispose its dry bulk carrier vessels and discontinue operating in the dry bulk carrier sector.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

1.

Basis of presentation and general information – (continued):

The day-to-day operations of the Company’s vessels are managed by three unrelated third party managers under separate management agreements with each vessel-owning subsidiary, effective upon each vessel’s delivery.

One of the managers, namely Target Marine S.A., is beneficially owned by a relative of Mr. George Kassiotis, the Company’s President and Chief Executive Officer, who is not an immediate family member of Mr. Kassiotis.  Neither Mr. Kassiotis nor any of the Company’s other directors or officers have any ownership interest in Target Marine S.A.

The management agreements with Target Marine S.A. related to the Company’s dry bulk carriers, had an initial term expiring on December 31, 2006, at a fixed fee of U.S. Dollars 500 per day per vessel and, on February 17, 2006, were extended up to June 30, 2007. Upon expiration, each management agreement would remain in effect until either party cancelled the agreement by giving two months notice.  Under the management agreements, the vessels’ daily operating expenses have been fixed until June 30 2007, at U.S. Dollars 3,550 per vessel, excluding emergency repair costs, scheduled drydocking costs, additional insurance premiums, bunkers, provisions and other extraordinary costs.  Vessels’ management fees and operating expenses charged by Target Marine S.A. for the period from February 28, 2005 (date of inception) through December 31, 2005 amounted to $372 and $2,791, respectively and for the year ended December 31, 2006 amounted to $365 and $2,757, respectively. Following the Company’s decision to dispose off its dry bulk carrier vessels (Note 4), such amounts are included in income from discontinued operations in the accompanying consolidated statements of income. The related management agreements were terminated upon delivery of the vessels to their new owners (Note 16(a)).

The management agreements with the other two managers relate to the Company’s product tanker vessels and provide for an annual fixed management fee per vessel increased, where specified, by miscellaneous management expenses while the vessel operating expenses are charged as incurred, and, following either party’s prior written notice, can be terminated within one to three months period from such notice.

During the period from February 28, 2005 (date of inception) through December 31, 2005 and the year ended December 31, 2006, six charterers individually accounted for 10% or more of the Company’s voyage revenues as follows:

Charterer	2005	2006	Reportable segment (Note 15)
A	39%	33%	Dry bulk carriers
B	15%	-	Dry bulk carriers
C	12%	-	Dry bulk carriers
D	-	26%	Product tankers
E	-	19%	Product tankers
F	-	18%	Product tankers

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

2.

Significant accounting policies and recent accounting pronouncements:

(a)

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Omega Navigation Enterprises Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in Foreign currency gains/ (losses) in the accompanying consolidated statements of income.

(e)

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)

Restricted Cash: Restricted cash includes minimum cash on deposit required to be maintained with banks, as well as deposits that can only be used for the purposes of loan repayment under the Company’s borrowing arrangements.

(g)

Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(h)

Inventories: Inventories consist of lubricants which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

2.

Significant accounting policies and recent accounting pronouncements – (continued):

(i)

Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2005 and 2006.

(j)

Vessels: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate at the date of the vessel’s delivery. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

(k)

Property and equipment: Property and equipment consists of office furniture and equipment, computer software and hardware and leasehold improvements. The useful life of the office furniture and equipment is 5 years and of the computer software and hardware is 3 years. Leasehold improvements are fully depreciated until the expiration date of the lease. Depreciation is calculated on a straight-line basis and amounted to $29 in 2006.

(l)

Assets held for sale: It is the Company's policy to dispose off vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 “Accounting for the Impairment or the Disposal of Long-Lived Assets”, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(m)

Discontinued operations: The current and prior year/period results of operations and cash flows of assets classified as held for sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal and that the Company will not have continuing involvement in the operation of these assets after their disposal.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

2.

Significant accounting policies and recent accounting pronouncements – (continued):

(n)

Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due which is approximately 30 months. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

(o)

Impairment of Long-Lived Assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. The review for impairment of each vessel’s carrying amount as of December 31, 2005 and 2006, did not result in an indication of an impairment loss.

(p)

Financing Costs: Arrangement fees, except as noted below, paid to lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and are amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Arrangement fees paid to lenders for loans which the Company have not drawn down are capitalized as deferred financing costs and are amortized on a pro rata basis according to the loan availability terms. Loan commitment fees as well as agency and handling fees are charged to expense in the period incurred.

(q)

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(r)

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Deferred revenue represents cash received on

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

2.

Significant accounting policies and recent accounting pronouncements – (continued):

charter agreements prior to the balance sheet date and is related to revenue not meeting the criteria for recognition. Deferred revenue also includes a profit share amounting to $1,062 collected as of December 31, 2006 under the profit sharing agreements the Company has entered into with the charterers of two of its Panamax product tankers. This profit share will be recognised in revenue, subsequent to year-end, upon its final settlement.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(a)

Earnings Per Common Share: Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares deemed outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company has no dilutive securities outstanding for the period from February 28, 2005 (date of inception) to December 31, 2005 and the year ended December 31, 2006.  As the Company was incorporated on February 28, 2005 but did not commence operations nor issue any shares of its common stock until March 2, 2005, the common stock issued to the Company’s then sole shareholder (as discussed in Note 11) is considered as outstanding for the entire period from February 28, 2005 (date of inception) to December 31, 2005 for purposes of both basic and diluted earnings per share calculations. As further discussed in Note 11, the Company, on March 11, 2006, amended and restated its articles of incorporation and authorized the issuance of preferred stock, as well as common stock with different participation rights in dividends. Accordingly, the Company follows the two-class presentation for purposes of both basic and diluted earnings per share calculations.

(b)

Pension and retirement benefit obligations. Administrative personnel employed by Omega Management are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the year ended December 31, 2006 amounted to $62.

(c)

Employees’ retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. All administrative personnel were hired in 2006. The Company has not assumed any liability for the past service of the employees hired in 2006 and accordingly did not recognize in the balance sheet any estimated benefit obligation for the administrative personnels’ past service. The service cost as of December 31, 2006 was estimated at $24 and is included in General and administrative expenses with corresponding credit in accrued liabilities in the accompanying 2006 consolidated financial statements. No interest cost was recognised in the period.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

2.

Significant accounting policies and recent accounting pronouncements – (continued):

(d)

Derivative instruments: FASB Statement No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, requires all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

(e)

Segmental reporting: SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the Panamax product tankers segment, the Handymax product tankers segment and the dry bulk carriers segment. As previously discussed in Note 1, the Company has disposed off its dry bulk carriers segment.

(f)

Accounting for Corrections: In May 2005, the FASB issued FASB Statement No. 154 "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20 "Accounting Changes" (APB 20) and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate,

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

(g)

2.

Significant accounting policies and recent accounting pronouncements – (continued):

a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company adopted this pronouncement beginning in fiscal year 2006.

(h)

Recent Accounting Pronouncements: (i) In September 2006 the FASB issued FASB Statement No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

(ii) In September 2006 the FASB issued FASB Statement No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 requires the employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (a) recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation – in its statement of financial position (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this pronouncement on December 31, 2006. The adoption of the standard did not have a material effect on the Company’s financial position or results of operations.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

2.

Significant accounting policies and recent accounting pronouncements – (continued):

(iii) In September 13, 2006, with the release of Staff Accounting Bulletin No.108 (“SAB 108”) “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement”, the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purposes of a materiality assessment. The adoption of this SEC release did not have an effect on the Company’s financial position or results of operations.

3.

Advances for vessels’ acquisition:

On February 15, 2006, the Company entered into four option agreements to acquire four Ice Class 1A double hull Panamax product tankers from sellers affiliated with Target Marine S.A. The nominal purchase price agreed for each product tanker is $66.0 million, subject to adjustment based on prevailing market prices and negotiations at the time the Company exercises its options. The product tankers were under construction and expected to be available for delivery between March 2007 and September 2007.  In order to conclude such option agreements, the Company paid a non-refundable fee of $100 per agreement. Such fees are to be deducted from the respective vessels’ purchase price upon exercise of the options.  Within 2006, two of the options expired without being exercised and the respective fees of $200 were charged in the accompanying 2006 consolidated statement of income and reflected as Options’ premium.  On February 7, 2007, the Company eventually entered into two Memoranda of Agreement for the acquisition of the respective two product tankers (see Note 16(c)).  The respective fees of the remaining two option agreements which expire on April 30 and May 31, 2007, provided that these expiry dates are to be equally brought forward or extended depending on the actual delivery dates of the vessels pursuant to their respective ship building contracts, are reflected as Advances for vessels’ acquisition in the accompanying 2006 consolidated balance sheet.

4.

Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, February 28, 2005	-	-	-
- Vessel acquisitions	136,864	-	136,864
- Vessel disposal	(49,000)	1,329	(47,671)
- Depreciation	-	(3,702)	(3,702)
Balance, December 31, 2005	87,864	(2,373)	85,491
- Vessel acquisitions	357,495	-	357,495
- Depreciation	-	(9,544)	(9,544)
- Vessels reclassified as held for sale	(87,864)	4,710	(83,154)
Balance, December 31, 2006	357,495	(7,207)	350,288

During 2006, the Company acquired six (6) product tanker vessels for a total consideration of $357,495.  The acquisition of these vessels was financed from the proceeds of the bank credit facility discussed in Note 7 and the net proceeds from the Company’s initial public offering discussed in Notes 1 and 11(a).  All vessels have been provided as collateral to secure the bank credit facility and, as of December 31, 2006, were operating under time charters which expire up to September 2009.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

4.

Vessels, net – (continued):

On September 13, 2006, the Company entered into Memoranda of Agreement with unrelated third party companies to sell its two dry bulk carrier vessels Ekavi I and Electra I for $41,250 each. The Memoranda of Agreement provide that the vessels were to be delivered to the new owners together with their current charter parties which expire between March and June 2007. At the date in which the Memoranda of Agreement were signed, the Company classified these vessels as “held for sale”; the results of their operations and cash flows are reported as discontinued operations in the accompanying 2006 consolidated statement of income.  Comparative period’s results of operations and cash flows presentation have also changed with this respect.  The vessels’ values were measured at the lower of their carrying amount or fair value less costs to sell.  As a result, an impairment loss of $1,685, inclusive of direct sales costs (sale commissions) of $1,031 was recognized and is included in income from discontinued operations in the accompanying 2006 consolidated statement of income.  Under the terms of the agreements, as amended, the expected date of delivery for both vessels was between November 15, 2006 and January 31, 2007 (Note 16 (a)).

5.

Deferred charges:

The amount in the accompanying 2006 consolidated balance sheet relates to loan arrangement fees paid to the lenders relating to the $295 million senior secured credit facility discussed in Note 7, and are analyzed as follows:

Balance, December 31, 2005	-
- Additions	1,425
- Amortization	(65)
- Financing fees presented as a contra to debt	(1,134)
Balance, December 31, 2006	226

Financing fees presented as a contra to debt represent the portion of loan arrangement fees relating to the outstanding portion of debt. The amortization of loan financing costs is included in income from discontinued operations (for fees relating to bank debt obtained for the acquisition of the bulk carrier fleet) and in interest and finance costs in the accompanying consolidated statements of income.

6.

Sellers’ notes:

As of December 31, 2005, sellers’ notes amounted to $36.0 million and related to the credit granted to the Company upon acquisition of the vessels Ekavi I and Electra I in April 2005 by their sellers (entities affiliated to Target Marine S.A.).  On January 13, 2006, the Company agreed to pay, by March 15, 2006, $3.0 million to reduce the then outstanding balance of the sellers’ notes from $36.0 million to $33.0 million and agreed the further extension of the sellers’ notes maturity date from January 13, 2006 to April 13, 2006 and the concurrent reduction of the sellers’ notes principal balance by an amount of $5.0 million. This reduction in principal of $5.0 million has been accounted for as a gain on extinguishment of debt and is included in income from discontinued operations in the accompanying 2006 consolidated statement of income as it directly relates to the financing of the vessels being disposed off and cannot be allocated to other operations of the Company. On April 13, 2006, the outstanding balance of the sellers’ notes was fully paid from the net proceeds of the initial public offering discussed in Note 1.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

6.

Sellers’ notes: – (continued):

Total interest expense incurred on sellers’ notes for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the year ended December 31, 2006 amounted to $1,969 and $369, respectively and is included in income from discontinued operations in the accompanying consolidated statements of income.

7.

Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2005	2006
Term loans	39,000	142,906
Revolving facility	-	96,034
	39,000	238,940
Less unamortized financing fees	(6)	(863)
Total	38,994	238,077
Less: Current portion	(38,994)	(49,133)
Long-term debt, net of current portion	-	188,944

The outstanding balance as of December 31, 2005 relates to a term loan facility entered into by the Company on April 13, 2005 to partly finance the acquisition cost of the vessels Ekavi I and Electra I. On April 7, 2006, the Company entered into an agreement (“principal agreement”) with HSH Nordbank for a $295.0 million senior secured credit facility that consists of: (i) a term loan of $145.0 million obtained to refinance the previously obtained term loan facility of $38.5 million mentioned above and to finance up to 40% of the acquisition of the five (5) out of the six (6) product tankers discussed in Note 4, and (ii) a revolving line of credit of $150.0 million for the purpose of financing up to 100% of the sixth product tanker and additional vessels to be acquired in the future.

On July 28, 2006, a supplement, amending the principal agreement, was signed.  Under the amended agreement, the $295.0 million senior secured credit facility consists of (i) a term loan (the “Term Loan”) of the lesser of $145.0 million and the aggregate amount required to refinance the previously obtained term loan facility and to finance up to 40% of the fair market values of the five (5) out of the six (6) product tankers discussed above and (ii) a revolving line of credit (the “Revolving Facility”) of $150.0 million for the purpose of financing the 100% of the purchase price of the sixth product tanker, the remaining balance of the purchase price of one of the five product tankers (namely Omega Lady Miriam), for an amount up to $34.1 million, as well as, up to the 100% of the purchase price of  additional vessels.

Term Loan: Draw downs up to December 31, 2006 under the Term Loan facility totalled $144.4 million and were used to repay the outstanding balance of the previously obtained term loan facility and to partly finance the acquisition of the five product tankers.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

7.

Long-term debt – (continued):

The Term Loan is payable in ten semi annual consecutive installments. The first installment due was paid six months after the date of the first drawdown that took place on April 12, 2006. The first nine installments will amount to $1,494 each and the final installment will amount to $130,954. The facility bears interest at LIBOR plus a margin and is secured by a first priority mortgage over the vessels involved.  As a result of the contemplated disposal of the bulk carrier vessels Ekavi I and Electra I, discussed in Note 4, the portion of the Term Loan ($38,102) relating to these vessels will be paid to the bank as a result of the disposal (Note 16 (e)) and, accordingly, is classified as current in the accompanying 2006 consolidated balance sheet.

Revolving Facility: In June 14, 2006 and July 31, 2006, the Company drew down $63,000 and $34,100 respectively, to further finance the acquisition of two (2) of the six (6) product tankers acquired. The Revolving Facility bears interest at LIBOR plus a margin and is secured by a first priority mortgage over the vessels acquired.

The $63,000 tranche is repayable in ten installments, as follows:

•

1st installment: in March 2007.

•

2nd installment: in September 2007.

•

3rd installment: In December 2007.

•

4th to 10th installments: consecutively every six months, starting June 2008, with the final installment in April 2011.

The first nine installments will amount to $2,250 and the final installment to $42,750.

The $34,100 tranche is repayable in ten semi annual consecutive installments starting November 2006 (six months after the delivery date of vessel Omega Queen). The first nine installments will amount to $1,066 and the final installment (to be made in April 2011) to $24,506.

The Revolving Facility is available in full for five years from April 2006. The Company pays commitment fees on the undrawn portion of the Revolving Facility, which for the year 2006 amounted to $249 and are included in interest and finance costs in the accompanying 2006 consolidated statement of income. At December 31, 2006 the undrawn portion of revolving credit facility amounted to $53,966.

The loan is secured by a) first priority mortgages over the borrower’s vessels; b) pledge of accounts in credit; (c) owners guarantee; (d) assignment of insurance and earnings of the mortgaged vessels.

The senior secured credit facility contains financial covenants calculated on a consolidated basis, requiring the Company to maintain leverage ratio of not more than 65%, minimum liquidity which is equal to the higher of (i) $4.0 million and (ii) $500 multiplied by the number of vessels with more than six months remaining charter employment and $750 multiplied by the number of vessels with less than six months remaining charter employment, maintain a working capital of not less that $1.0 million, maintain a ratio of EBITDA to interest payable of not less than 3.00:1.00, and to ensure that at all times the fair market value of the vessels securing the facility is not less than 135% of the outstanding balance of the senior secured credit facility ($295.0 million). The Company is permitted to pay dividends under the credit facility so long as an event of default has not occurred and will not occur upon the payment of such dividends.

The minimum liquid funds required under the loan covenants of $500 and $4,500 on a consolidated basis, as of December 31, 2005 and 2006 respectively, have been classified as restricted cash, current and non current, and are separately reflected in the accompanying consolidated balance sheets.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

7.

Long-term debt – (continued):

Under the terms of the agreement the Company maintains with the lending bank interest bearing bank accounts (called “retention” accounts) in which amounts equal to the repayment installments falling due on the next repayment date are deposited. The balance of the retention accounts as at December 31, 2006 amounted to $1,679 and is included in restricted cash in the accompanying 2006 consolidated balance sheet.

Total interest incurred on long-term debt for the period from February 28, 2005 (date of inception) through December 31, 2005 and the year ended December 31, 2006 amounted to $1,738 and $9,082, respectively (Note 13).  The weighted average interest rate of the Company’s bank loans during 2005 and 2006 was 4.56% and 6.38%, respectively.

The annual principal payments required to be made after December 31, 2006 are as follows:

Year ended December 31,	Amount
2007	49,174
2008	8,822
2009	8,822
2010	8,822
2011	163,300
238,940

8.

Financial instruments:

In March 2006, the Company entered into two derivative contracts with HSH Nordbank, consisting of an interest rate swap agreement and a rate collar option (cap and floor), subsequently amended as to their notional amount and repayment dates, in order to coincide with those provided in the Term Loan signed with the same lending bank (Note 7).

The Company entered into these financial instruments in order to partially hedge its exposure to fluctuations in interest rates on its Term Loan. These financial instruments did not meet hedge accounting criteria. Accordingly, the changes in their fair values are reported in earnings.

As of and for the year ended December 31, 2006, realized and unrealized gains and losses per category of derivative are analyzed as follows:

	Realized	Unrealized
	Gains/(Losses)	Gains/(Losses)	Total

Interest rate swaps	58	30	88
Rate collar option	-	(343)	(343)
	58	(313)	(255)

The above unrealised loss from derivative instruments of $313 is reflected as derivatives liability in the accompanying consolidated 2006 balance sheet.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

9.

Earnings per Share:

The components of the calculation of earnings per common share, basic and diluted, for the period from February 28, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006, from continuing and discontinued operations are as follows:

	December 31, 2005
	Continuing operations	Discontinued operations	Total
Net Income / (loss)	(740)	5,118	4,378
- Less dividends paid
Class A shares	-	-	-
Class B shares	-	-	-
Undistributed earnings / (losses)	(740)	5,118	4,378
Allocation of undistributed earnings:
To Class A shares
- 10,000 shares at $1.68 per share in total	(2)	19	17
To Class B shares
- 3,140,000 shares at $1.39 per share in total	(738)	5,099	4,361
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings / (losses)	(740)	5,118	4,378

	December 31, 2006
	Continuing operations	Discontinued operations	Total
Net Income	4,565	9,563	14,128
- Less dividends paid
Class A shares	(3,881)	(8,129)	(12,010)
Class B shares	(1,015)	(2,125)	(3,140)
Undistributed earnings/ (losses)	(331)	(691)	(1,022)
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $0.067 per share in total	(262)	(548)	(810)
To Class B shares
- 3,140,000 shares at $0.067 per share	(69)	(143)	(212)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (losses)	(331)	(691)	(1,022)

Basic and diluted per share amounts:

December 31, 2005			December 31, 2006
Continuing Operations	Class A shares	Class B shares	Class A shares	Class B shares
Distributed earnings	-	-	0.45	0.32
Undistributed earnings/ (losses)	(0.23)	(0.23)	(0.03)	(0.02)
Total	(0.23)	(0.23)	0.42	0.30

Discontinued Operations
Distributed earnings	-	-	0.94	0.68
Undistributed earnings/ (losses)	1.91	1.62	(0.07)	(0.05)
Total	1.91	1.62	0.87	0.63

Continuing and discontinued operations
Distributed earnings	-	-	1.39	1.00
Undistributed earnings/ (losses)	1.68	1.39	(0.10)	(0.07)
Total	1.68	1.39	1.29	0.93

Weighted average number of common shares, basic and diluted	10,000	3,140,000	8,689,452	3,140,000

10.

Commitments and contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

On June 29, 2005 and August 29, 2006 the Company entered into rental agreements with a lessor affiliated to Target Marine S.A. to lease office space in Piraeus, Greece. The termination dates of agreements are June 30, 2007 and August 31, 2007 respectively. Neither the President and Chief Executive Officer nor any other director or officer of the Company has any ownership interest in the lessor. The monthly rental is Euro 1,785 and Euro 2,145 ($2,357 and $2,832 respectively using the exchange rate of U.S. dollar/Euro at December 31, 2006). Rental expense for the period from February 28, 2005 (date of inception) through December 31, 2005 and the year ended December 31, 2006 amounted to $17 and $42 and is included in general and administrative expenses in the accompanying consolidated statements of income. The future minimum rentals payable under the above non-cancellable operating leases for 2007, using the exchange rate of U.S. dollar/Euro at December 31, 2006, will be approximately $37.

On April 6, 2006, the Company renewed the employment agreements of its executives, namely the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”) and the Chief Financial Officer (“CFO”). Under specific termination clauses in the employment agreements, the Company is committed to pay to its executives a lump sum of $1,300 in total, in addition to their base salary until the end of the contract term, for early termination of employment within its term or in the event there is a material breach by the Company of the terms of the respective employment agreements. Such amount will be increased by approximately $500 in total in the case the duration of the agreements is extended prior to the occurrence of such events. Furthermore, in the event of a change of control (as defined in the Company’s amended and restated articles of incorporation) during the term of the employment agreements, the Company is committed to pay its executives the equivalent of two to three years annual base salary, over and above the lump sum described above.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

11.

Stock:

(a)

Preferred stock and common stock: Under the amended and restated articles of incorporation, the Company’s authorized capital stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share and 100,000,000 shares of common stock, par value $0.01 per share, divided into 75,000,000 shares of Class A common stock and 25,000,000 shares of Class B (or “subordinated shares”) common stock. Through the amended and restated articles of incorporation, the Company declared a reverse stock split and issued 1 Class A share for every 300 shares of the then outstanding common stock of 3,000,000 shares owned by its sole stockholder. Following this reverse stock split the total issued and outstanding common stock of the Company was 10,000 Class A shares, par value $0.01 per share. Furthermore, on March 16, 2006, the Company declared a stock split in the form of stock dividend and issued 314 Class B shares for each of its 10,000 Class A shares. Following this stock dividend, 10,000 of Class A shares and 3,140,000 of Class B shares were issued and outstanding. All share and per share data included in the accompanying consolidated financial statements have been restated to reflect both the reverse stock split and the stock dividend. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The right of Class B stockholders to receive dividends is subordinated to the right of Class A stockholders. If the company has not sufficient cash available to a quarterly dividend of $0.50 per share (“base dividend”) to its Class A common stockholder, the right of Class B common stockholders to receive dividends will be subordinated to the right of Class A common stockholders to receive dividends during the subordination period. The subordination period commenced upon the issuance of the shares of Class B common stock upon completion of the initial public offering discussed below and is expected to end on the first day after the quarter ending December 31, 2008, subject to preconditions, as defined in the Company’s amended and restated articles of incorporation.  In April 2006, the Company completed its initial public offering and issued 12,000,000 shares of common stock with par value $0.01 per share.  The net proceeds of the public offering amounted to $186,711.

(b)

Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans and sellers’ credit obtained, third party financing and advances for working capital purposes and (ii) payments made by the stockholders in excess of the par value of common stock purchased by them.

(c)

Dividends: During the year ended December 31, 2006, the Company declared and paid dividends of $15,150.

(d)

Incentive plan: In February 2006, the Company adopted an equity incentive plan which entitles the Company to grant its officers, key employees and directors with options to acquire the Company’s common stock or restricted stock. A total of 1.5 million shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s Board of Directors. Under the terms of the plan, the Company’s Board of Directors will be able to grant new stock and/or options exercisable at a price per share to be determined by the Company’s Board of Directors. No stock and/or options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of December 31, 2006, no stock and/or options were granted under the plan.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

12.

Voyage and Vessel Operating Expenses:

Voyage and Vessel Operating Expenses are analyzed as follows:

Continuing operations
	2005	2006
Voyage expenses
Commissions	-	335
Other	-	6
	-	341

Vessel Operating Expenses
Crew wages and related costs	-	2,651
Spares and consumables	-	1,122
Pre delivery expenses	-	659
Insurances	-	650
Inspection-Surveys-Safety	-	262
Repairs and maintenance	-	134
Other	-	191
	-	5,669

Discontinued operations
	2005	2006

Voyage expenses	830	835

Vessel Operating Expenses	2,791	2,757

Vessel operating expenses under discontinued operations related to the two dry bulk carriers and were paid to Target Marine S.A. (see Note 1) at an agreed fixed daily rate per vessel.

13.

Interest and finance costs:

Interest and finance costs are analyzed as follows:

	2005	2006
Continuing operations
Interest on bank credit facilities	-	6,711
Bank credit facility commitment fees	-	249
Amortization and write off of financing costs	-	197
Other finance costs	1	326
	1	7,483

Discontinued operations
Interest on bank credit facilities	1,738	2,371
Interest on Sellers’ Notes	1,969	369
Amortization and write off of financing costs	131	139
Other finance costs	365	104

	4,203	2,983

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

14.

Income taxes:

Under the laws of the Republic of Marshall Islands the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock, (“5 Percent Override Rule”).

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year.

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the public offering of the Company’s shares (Notes 1 and 11(a)), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the 50% Ownership Test can also be satisfied based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

15.

Segment information:

The table below presents information about the Company’s reportable segments as of December 31, 2005 and 2006 and for the period from February 28, 2005 (date of inception) through December 31, 2005 and the year ended December 31, 2006. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements.

	Product tankers
2005	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	-	-	16,015	-	16,015
Net income/ (loss)	-	-	5,118	(740)	4,378
Total assets	-	-	90,375	2,017	92,392

	Product tankers
2006	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	19,141	7,726	15,521	-	42,388
Interest expense and finance costs	5,651	1,504	2,983	328	10,466
Interest income	208	89	6	1,540	1,843
Depreciation and amortization	5,223	1,984	2,337	29	9,573
Net income/ (loss)	3,983	2,232	9,563	(1,650)	14,128
Total assets	248,765	103,615	82,398	9,053	443,831

Total assets as of December 31, 2005 and 2006 include the amounts of $85,491 and $81,468, respectively relating to the vessels classified as held for sale in 2006 (see Note 4).

16.

Subsequent events:

a)

Delivery of “Ekavi I” and “Electra I” to their new owners: Within January 2007 the dry bulk carrier vessels “Ekavi I” and “Electra I” were delivered to their new owners. The proceeds from the vessels’ sale, net of brokerage commissions, amounted to $81,469.

b)

Declaration of dividends: On February 7, 2007, the Company declared dividends amounting to $7,602 or $0.50 per share. The dividends were paid on February 28, 2007 to the stockholders of record as of February 15, 2007.

c)

New vessel acquisitions and establishment of vessel owning subsidiaries: On February 7, 2007, the Company entered into two Memoranda of Agreement for the purchase of the two out of the four Ice Class 1A double hull Panamax product tankers discussed in Note 3. According to the purchase agreements the consideration for each vessel was agreed to $64.5 million payable with $60 million in cash and $4.5 million, in warrants for the Company’s Class A common stock. On February 5, 2007 the Company proceeded with the establishment of two wholly owned subsidiaries in the Marshal Islands, Orange Navigation Inc and Baytown Navigation Inc., to be the owners of the tanker vessels acquired. The first vessel (named “Omega Emmanuel”), was delivered to the Company on March 27, 2007 and the second vessel, (to be named “Omega Theodore”), is expected to be delivered to the Company in April 2007.

OMEGA NAVIGATION ENTERPRISES, INC.

Notes to consolidated financial statements December 31, 2006

(Expressed in thousands U.S. Dollars - except share and per share data, unless otherwise stated)

16.

Subsequent events

 – (continued):

As per the warrants issued on February 7, 2007, the warrant holders are entitled a variable number of shares of Class A common stock equal to the quotient of $4.5 million divided by the warrant share price. The warrant share price shall be equal to the greater of (i) the price equal to the average closing price of the Company’s Class A common stock on the Nasdaq Stock Market or such other stock exchange as the Class A common shares may then be listed and have their primary trading market, during the 15 business days immediately preceding the exercise date, less 8% of such average price, and (ii) eighteen dollars US ($18.00), provided, however, that in addition to the issuance of the warrant shares upon exercise of this warrant, if the average closing price of the Company’s Class A common shares on the primary trading market during the 15 business days immediately preceding the exercise date is less than $18.00, the buyer shall pay to the seller, in cash, an amount equal to the lesser of (i) the difference between the aggregate warrant share price and $4.5 million; and (ii) $0.5 million.

The warrants may not be exercised for any security other than the warrant shares and may not be exercised for cash. The warrants shall remain outstanding until the earlier of (i) the termination of the vessel purchase agreement and (ii) March 31, 2009. Furthermore the warrants do not give the warrant holders (until their exercise date) rights as shareholders of the Company, either at law or in equity, including the right to vote, receive dividends, consent or receive notices as a member with respect to any meeting of members for the election of managers of the Company or for any other matter and they are non-transferable without the Company’s prior written consent.

d)

Stock Incentive Plan: On February 8, 2007 the Company granted restricted shares pursuant to the Company’s Stock Incentive Plan (the “Plan”) and entitle the Company’s officers, key employees and directors to receive option to acquire Class A common stock. The Plan is administered by the Board of Directors and granted 54,138 shares of restricted common stock to CEO, COO and CFO.

Under the restricted share award agreement the grantees, effective February 8, 2007, have the right to vote such restricted shares and to exercise all the other rights, powers and privileges of a holder of shares provided, however, the Company will retain custody of all distributions made or declared with respect to the restricted shares until such time, if ever, as the restricted shares with respect to which retained distributions have been made, paid or declared have become vested, and (a) all ordinary cash dividends retained hereunder shall, during the period in which such dividends are retained by the Company, be deposited into an interest-bearing account at a financial institution selected by the Company, with the interest earned in such account being payable to the Grantee at such time, if ever, as the underlying retained distributions are distributed to the Grantee and (b) all other retained distributions shall not bear interest or be segregated in a separate account.

Unless otherwise provided by the administrator, restricted shares and retained distributions, may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of. The restricted shares shall become vested, and the restrictions set forth in this award shall lapse, with respect to: (i) 25% of the shares covered by the award on the first anniversary of the date of the award, (ii) 25% of the shares covered by the award on the second anniversary of the date of the award, (iii) 50% of the shares covered by the award on the third anniversary of the date of this award, all conditioned upon the grantee’s continued service as an employee of the Company or as a director of the Company from the date of the award agreement through the applicable vesting date.

If the grantee’s rights with respect to any restricted share or retained distribution, awarded to the grantee pursuant to this award have not become vested prior to the date on which the grantee, for any reason, ceased to serve as an employee, the grantee’s rights with respect to such restricted shares or retained distributions shall immediately terminate, and the grantee will be entitled to no further payments or benefits with respect thereto.

e)   Second supplement of the senior secured credit facility and acceptance of a commitment letter for a bridge facility: On March 21, 2007, a second supplement, amending the principal loan agreement with HSH Nordbank (the “Lenders”), was signed in connection with the financing of the acquisition of the tanker vessels discussed in (c) above. Under the amended agreement, the Lenders agreed to make available to the Company an aggregate amount not exceeding the lesser of (a) 73.12% of the lower of the aggregate contract price of the two tanker vessels and their fair market value on the date of signing of the second supplement and (b) $94,317, which shall be made available by (i) re-committing for re-borrowing again (once only) an amount of $38,102 from the term loan facility and (ii) drawing an amount of $56,215 from the revolving facility. The above amounts are to be combined and comprise two tranches, one for each of the above two vessels, in each case not exceeding the lesser of (a) $47,159 per vessel and (b) 73.12% of the lesser of the contract price and the fair market value of each vessel on the day of signing the supplemental agreement. The Company paid a non-refundable fee of $48 to the Lenders on March 27, 2007 following the drawdown of the first tranche under the supplemental agreement.  Furthermore, on April 10, 2007, the Company accepted a commitment letter from the Lenders, in which the Lenders have agreed to provide a bridge facility of up to $2.4 million to finance the remaining portion of the purchase price of the tanker vessels discussed in (c) above. The draw down is to be made in one tranche on the delivery date of the second tanker discussed in (c) above, but no later than May 15, 2007. The loan will be repaid in one year after drawdown and bears interest at LIBOR plus margin. The Company will be required to pay a non refundable arrangement fee of $10, prior to the draw down.

On March 21, 2007 the Company repaid the amount of $38,102 of the term loan facility that was the outstanding balance of the term loan relating to the dry bulk carriers which were disposed off as discussed in Note (a) above.  On March 26, 2007 the Company drew down an amount of $19,051 from the term loan facility and an amount of $28,108 from the revolving facility in order to partly finance the acquisition of the Omega Emmanuel. The principal amount of $28,108 is repayable in nine semi annual consecutive installments starting September 2007. The first eight installments will amount to $781 and the final installment (to be made in April 2011) to $21,860. Under this supplementary agreement, the repayment of term loan facility was not amended. The draw down of the second tranche under the supplemental agreement is to be made shortly before the delivery of the Omega Theodore to the Company, expected in April 2007.

Loan Draw-down (unaudited): On April 25, 2007, the Company drew down an amount of $47,159 under its senior secured credit facility as supplemented on March 21, 2007, and $2,433 under the bridge facility, discussed in (e) above which was signed on April 25, 2007, to partly fund the purchase price of Omega Theodore discussed in (c) and (e) above, expected to be delivered by the end of April 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OMEGA NAVIGATION ENTERPRISES, INC.

Date: April 25, 2007

By:

/s Gregory A. McGrath

______________________________
Name:

Gregory A. McGrath
Title:

Chief Financial Officer