Form 20-F/A
Omega Navigation Enterprises, Inc.
filed 2007-04-26
CIK 1324915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

[_]

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_]

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to

Commission file number: 000-51894

OR

[_]

       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

OMEGA NAVIGATION ENTERPRISES, INC.

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

|_| Yes

|X| No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F of Omega Navigation Enterprises, Inc. (the “Company”) is being filed solely for the purpose of including Exhibits 12.1, 12.2, 13.1 and 13.2 hereto.

PART III

ITEM 19 -EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and restated by-laws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Vessel Management Agreement with the V. Ships (1)
4.2	Senior Secured Credit Facility Agreement (3)
4.3	Form of Registration Rights Agreement in favor of ONE Holdings (1)
4.4	Form of Stock Incentive Plan (1)
4.5	Vessel Management Agreement with Eurasia (4)
8.1	Subsidiaries of the Company (4)
11.1	Code of Ethics(4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

____________

(1)

Filed as an exhibit to the Company’s Registration Statement on Form F-1 filed on March 17, 2006, File No. 333-132503 and incorporated by reference herein.

(2)

Filed as an exhibit to the Company’s Registration Statement on Form 8-A filed on April 4, 2006, File No. 000-51894 and incorporated by reference herein.

(3)

Filed as an exhibit to the Company’s post effective amendment to its Registration Statement on Form F-1 filed on April 7, 2006, File No. 333-132503 and incorporated by reference herein.

(4)

Filed as an exhibit to the Company’s annual report on Form 20-F filed on April 25, 2006, File No. 000-51894 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OMEGA NAVIGATION ENTERPRISES, INC.

Date: April 26, 2007

By:  /s/ Gregory McGrath

Name: Gregory McGrath
Title: Chief Financial Officer