Form 20-F
Omega Navigation Enterprises, Inc.
filed 2008-06-11
CIK 1324915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES
EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
-----------------------------------------------
(Exact name of Registrant as specified in its charter)

----------------------------------------------
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
----------------------------------------------
(Jurisdiction of incorporation or organization)

24 Kaningos Street, Piraeus 185 34 Greece
----------------------------------------------
(Address of principal executive offices)

George Kassiotis, President and Chief Executive Officer, Tel No. (011)(30) 210 413-9130, 24 Kaningos Street, Piraeus 185 34 Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b)
of the Act:

Class A Common Stock, par value $0.01
-----------------------------
Title of class

Nasdaq Global Market
----------------------------------------------
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 12,070,138 shares of Class A common stock and 3,140,000 shares of Class B common stock of the registrant outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes	[X] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]

Non-accelerated filer (Do not check if a smaller reporting company) [ ]	Smaller reporting company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

TABLE OF CONTENTS

PART I	1

PART II	56

PART III	58

ITEM 17 - FINANCIAL STATEMENTS	58
ITEM 18 - FINANCIAL STATEMENTS	58
ITEM 19 - EXHIBITS	58
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

Please note in this annual report, “we”, “us”, “our”, the “Company”, and “Omega” all refer to Omega Navigation Enterprises, Inc. and its subsidiaries.

Omega Navigation Enterprises, Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the demand for product tanker capacity, changes in the Company’s operating expenses, including bunker prices, vessels breakdowns and instances of off-hires, availability of financing and refinancing, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected consolidated financial data as of December 31, 2005, 2006 and 2007 for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

In September 2006, we decided to dispose of our drybulk carrier fleet and sell it to an unrelated third party. Such operations, which have been eliminated from the ongoing operations and cash flows of the company, are now presented as discontinued operations in the consolidated statements of income.

	As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005	As of and for the year ended December 31, 2006	As of and for the year ended December 31, 2007
(Expressed in thousands of U.S. Dollars – except share, per share data and average daily results)

INCOME STATEMENT DATA

Continuing operations
Voyage revenues	$-	$26,867	$69,890
Voyage expenses	-	(341)	(930)
Vessel operating expenses	-	(5,669)	(13,121)
Depreciation and amortization	-	(7,236)	(17,557)
Management fees	-	(568)	(1,110)
Options’ premium	-	(200)	(200)
General and administrative expenses	(754)	(2,354)	(5,088)
Foreign currency gains/(losses)	3	(33)	(90)
Operating income/(loss)	(751)	10,466	31,794

Interest and finance costs	(1)	(7,483)	(18,579)
Interest income	12	1,837	1,821
Change in fair value of warrant settled liability	-	-	1,071
Loss on derivative instruments	-	(255)	(1,221)
Income/(loss) from continuing operations	$(740)	$4,565	$14,886

Discontinued operations
Income/(loss) from discontinued operations of the dry-bulk carrier fleet (including a gain on sale of vessel of $1,012 in 2005, a gain on extinguishment of debt of $5,000 in 2006, and an impairment loss on disposal of the drybulk carrier vessels of $1,686 in 2006).	$5,118	$9,563	$(155)

Net income	$4,378	$14,128	$14,731

Earnings/ (Loss) per share from continuing operations
- Earnings/ (Loss) per class A shares basic	$(0.23)	$0.42	$0.98
- Earnings/ (Loss) per class A shares diluted	$(0.23)	$0.42	$0.95
- Earnings/ (Loss) per class B shares basic and diluted	$(0.23)	$0.30	$0.98

Earnings per share from continuing and discontinued operations
- Earnings per class A shares basic	$1.68	$1.29	$0.97
- Earnings per class A shares diluted	$1.68	$1.29	$0.94
- Earnings per class B shares basic and diluted	$1.39	$0.93	$0.97

- Weighted average number of Class A common shares basic	10,000	8,689,452	12,010,000
- Weighted average number of Class A common shares diluted	10,000	8,689,452	12,488,976
- Weighted average number of Class B common shares basic and diluted	3,140,000	3,140,000	3,140,000

Cash dividends declared and paid per share	$-	$1.00	$2.00

BALANCE SHEET DATA
Cash and cash equivalents	$5,058	$3,862	$8,893
Restricted cash (current and non-current)	500	6,477	5,498
Total current assets	5,738	88,974	10,838
Total fixed assets	85,491	350,631	506,223
Total assets	92,392	443,831	522,485
Short term debt, sellers’ notes and current portion of long term debt	74,994	49,133	781
Total current liabilities	77,984	54,509	7,440
Long term debt	-	188,944	322,565
Total stockholders’ equity	$14,408	$200,097	$184,874

CASH FLOW DATA (Continuing operations)
Net cash provided by operating activities	$345	$15,002	$34,067
Net cash used in investing activities	-	(358,067)	(165,178)
Net cash provided by financing activities	8,989	338,427	92,764
EBITDA (1)	$(751)	$17,702	$50,422

CASH FLOW DATA (Continuing and discontinued operations)
Net cash provided by operating activities	$9,571	$22,730	$33,372
Net cash used in investing activities	(43,364)	(358,067)	(83,710)
Net cash provided by financing activities	38,851	334,141	55,369
EBITDA (1)	$12,260	$32,578	$50,395

FLEET DATA
Panamax tankers
Average number of vessels (2)	-	2	5
Number of vessels at end of period	-	4	6
Average age of fleet (in years)	-	2	2
Ownership days (3)	-	753	1,989
Available days (4)	-	753	1,989
Operating days (5)	-	753	1,989
Fleet utilization (6)	-	100%	100%
Handymax tankers
Average number of vessels (2)	-	1	2
Number of vessels at end of period	-	2	2
Average age of fleet (in years)	-	0	1
Ownership days (3)	-	369	730
Available days (4)	-	369	730
Operating days (5)	-	369	730
Fleet utilization (6)	-	100%	100%

AVERAGE DAILY RESULTS
Panamax tankers
Time charter equivalent (TCE) rate (7)	$-	$25,096	$25,013
Daily vessel operating expenses (8)	$-	$5,191	$4,959
Handymax tankers
Time charter equivalent (TCE) rate (7)	$-	$20,675	$20,786
Daily vessel operating expenses (8)	$-	$4,768	$4,463

(1)
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following tables reconcile net cash from operating activities, as reflected in the consolidated statement of cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007, to EBITDA:

Continuing Operations	For the period from February 28, 2005 through December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Net cash from operating activities	$345	$15,002	$34,067
Net increase in current assets	-	973	532
Net increase in current liabilities excluding bank debt and sellers credit	(1,085)	(3,465)	(997)
Stock based compensation	-	-	(457)
Write off of option’s premium	-	(200)	(200)
Change in fair value of warrants settled liability	-	-	1,071
Net interest expense	(11)	5,588	16,713
Amortization of financing costs	-	(196)	(307)
EBITDA	$(751)	$17,702	$50,422

Continuing and Discontinued operations	For the period from February 28, 2005 through December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Net cash from operating activities	$9,571	$22,730	$33,372
Net increase in current assets	180	987	360
Net increase in current liabilities excluding bank debt and sellers credit	(2,868)	(2,476)	(245)
Gain/(impairment loss) from sale of vessels	1,012	(1,685)	-
Gain on extinguishment of debt	-	5,000	-
Stock based compensation	-	-	(457)
Write off of option’s premium	-	(200)	(200)
Change in fair value of warrants settled liability	-	-	1,071
Payment for drydocking costs	360	-	-
Net interest expense	4,137	8,564	16,841
Amortization of financing costs	(132)	(342)	(347)
EBITDA	$12,260	$32,578	$50,395

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

(7)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Currently, we do not incur port and canal charges and fuel costs as part of our vessels’ overall expenses, because all of our vessels are employed under time charters that require the charterer to bear all voyage expenses, except for commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period from February 28, 2005 (date of inception) through December 31, 2005 (in thousands of U.S. dollars, except for TCE rate, which is expressed n U.S. dollars, and available days) and for the years ended December 31, 2006 and 2007.

	For the period from February 28, 2005 through December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Panamax tankers
Voyage revenues	$-	$19,141	$54,508
Less: voyage expenses	-	(244)	(722)
Less: Profit share	-	-	(4,034)
Time charter equivalent revenues	-	18,897	49,752
Available days	-	753	1,989
Time charter equivalent (TCE) rate	$-	$25,096	$25,013
Handymax tankers
Voyage revenues	$-	$7,726	$15,382
Less: voyage expenses	-	(97)	(208)
Time charter equivalent revenues	-	7,629	15,174
Available days	-	369	730
Time charter equivalent (TCE) rate	$-	$20,675	$20,786

(8)
 Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the year ended December 31, 2007 the balance of vessel operating expenses includes pre delivery expenses amounted to $0.8 million for the Panamax product tankers and $0 million for the Handymax product tankers. For the year ended December 31, 2006 the balance of vessel operating expenses includes pre delivery expenses amounted to $0.4 million for the Panamax product tankers and $0.4 million for the Handymax product tankers.

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

Industry Specific Risk Factors

The product tanker shipping sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and results of operations

The product tanker sector is cyclical with attendant volatility in charter hire rates and industry profitability.  The degree of charter hire rate volatility among the different types of product tankers has varied widely. The charter rates for product tankers remain near historically high levels.  If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected.  In addition, a decline in charter hire rates likely will cause the value of our vessels to decline.  We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or to pay dividends to our shareholders. The factors affecting the supply and demand for product tankers are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of crude oil and refined petroleum products;

•	the distance cargo is to be moved by sea;

•	changes in oil production and refining capacity;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

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

The market value of our vessels, which is near historically high levels, may decrease, which could limit the amount of funds that we can borrow under our senior secured credit facilities or junior secured credit facility and cause us to fail to meet certain financial covenants in our senior secured credit facilities and junior secured credit facility and adversely affect our operating results

The market value of product tankers has been volatile and market prices for secondhand vessels are currently near historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings.  If the market value of our vessels declines, we may not be able to distribute dividends, we may not be able to draw down funds under our senior secured credit facilities or our junior secured credit facility, which we refer to collectively as our credit facilities, and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the substantial newbuilding order book, which extends to 2012, may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and our ability to pay dividends.

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

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

World events could adversely affect our results of operations and financial condition

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

Company Specific Risk Factors

We cannot assure you that we will pay dividends

In May 2008, we paid our eighth consecutive quarterly dividend of $0.50 per share since our initial public offering in April of 2006. We currently intend to continue to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to our available cash from operations during the previous quarter, after cash expenses (e.g., operating expenses and debt service), reserves for further vessel acquisitions and other reserves as our board of directors may from time to time determine are required for contingent and other liabilities.  The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors.  The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, and our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements.  The international shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.  Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends.

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

Certain provisions of Marshall Islands law may prohibit us from paying dividends

Marshall Islands law generally prohibits the declaration and payment of dividends other than from surplus. Marshall Islands law also prohibits the declaration and payment of dividends while a company is insolvent or would be rendered insolvent by the payment of such a dividend.  We may not have sufficient surplus in the future to pay dividends.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters

All of the vessels in our fleet are employed under medium to long-term time charters, with remaining terms ranging between 12 and 24 months.  Although medium and long-term time charters provide relatively steady streams of revenue, vessels committed to medium and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable. If we cannot re-charter these vessels on medium or long-term charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We expect to derive a significant part of our revenue from a small number of customers.  For the year 2007, we derived 100% of our revenues from three customers.  If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We depend on our Managers to manage our fleet and the loss of their services could adversely affect our operations

We currently have a total of nine employees including our senior executive officers. We subcontract the technical management of the vessels in our fleet, including crewing, maintenance and repair, to third party technical managers. Therefore, the loss of these technical managers’ services or their failure to perform their obligations to us could materially and adversely affect our business, financial condition, results of operations and ability to pay dividends. Furthermore, we may be unable to retain a suitable replacement manager under favorable terms. Further, we expect that we will need to seek approval from our lenders to change our vessels’ technical managers.

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

Restrictions under our credit facilities could restrict our ability to pay dividends

We may have to limit the amount of dividends that we declare and pay or may not be able to declare and pay dividends at all if we do not repay amounts drawn under our credit facilities if there is a default under the credit facilities, if the declaration or payment of a dividend would result in a default or breach of a loan covenant, or if the aggregate market value of our vessels falls below a certain point in relation to the amounts borrowed under our credit facilities.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities may impose financial and other restrictions on us

Our ability to borrow amounts under our credit facilities is subject to the execution of definitive documentation relating to the facilities, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lenders with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under our credit facilities without obtaining a waiver or consent from the lenders. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

Our credit facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•
make capital expenditures if we do not repay amounts drawn under the credit facilities, if there is a default under the credit facilities or if the capital expenditure would result in a default or breach of a loan covenant;

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

Servicing future indebtedness would limit funds available for other purposes, such as the payment of dividends

We have financed the purchase of our fleet with secured indebtedness drawn under our credit facilities. While we intend to refinance amounts drawn with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all.  If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans.  The actual or perceived credit quality of our charterers, any defaults by them under our charter contracts, and declines in the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing.  In addition, debt service payments and covenants under our senior and junior secured credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes, such as the payment of dividends. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition

Unless we maintain reserves or are able to borrow funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 20 years to 24, depending on the date the vessel is delivered to us, based on a 25 year estimated useful life from the date of the vessel’s initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement would not be available for dividends.

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

If the seven Handymax product tankers that we have agreed to purchase are not delivered on time or delivered with significant defects, our business, results of operations and financial condition could suffer

We have entered into agreements for the purchase of two Handymax (MR2) product tankers and the construction of five Handymax (MR1) product tankers with Hyundai Mipo Dockyard in South Korea.  One of these vessels is scheduled to be delivered in 2009, five of these vessels in 2010 and the seventh vessel in 2011.  A delay in the delivery of these vessels to us or the failure of Hyundai Mipo Dockyard to deliver a vessel at all, could adversely affect our business, results of operations and financial condition and the amount of dividends that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President and Chief Executive Officer, Mr. George Kassiotis, our Chief Operating Officer, Mr. Charilaos Loukopoulos, and our Chief Financial Officer, Mr. Gregory McGrath. Our success will depend upon our ability to hire and retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could materially adversely affect our business, results of operations and financial condition and our ability to pay dividends. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

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

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.  We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability.  Our insurance contracts also contain clauses for deductibles, limitations and exclusions which may increase our costs.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future and thereby become subject to United States federal income tax on our United States source income. For example, if beneficial owners of our Class A common stock that own 5% or more of our Class A common stock were to own 50% or more of the outstanding shares of our Class A common stock on more than half the days during the taxable year we might not be able to qualify for the exemption under Code Section 883.  However, we may still be able to qualify for the exemption under such circumstances if a sufficient number of five percent or greater shareholders were able to establish that they are “qualified shareholders” for purpose of Section 883 to preclude non-qualified five percent shareholders from owning 50% or more of our Class A outstanding shares of common stock on more than half of the days in the year. The requirements to establish that one or more of our shareholders is a “qualified shareholder” for purposes of Section 883 are onerous and we cannot assure you that we would be able to obtain the required information from sufficient five percent shareholders.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Because we generate all of our revenues in Dollars but may incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in Dollars but we may incur significant operating expenses in currencies other than Dollars. This difference could lead to fluctuations in net income due to changes in the value of the Dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the Dollar falls in value can increase, resulting in a decrease in our operating results.

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

A significant shareholder, owned by our President and Chief Executive Officer, effectively controls the outcome of matters on which our shareholders are entitled to vote

Our significant shareholder, ONE Holdings, which is wholly owned by our President and Chief Executive Officer, Mr. George Kassiotis, owns, directly or indirectly, approximately 21.1% of our outstanding common stock, 0.6% of which consists of shares of Class A common stock and 20.5% of which consists of shares of Class B common stock.  While ONE Holdings has no agreement, arrangement or understanding relating to the voting of its shares of our common stock, it will effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our Class A common stock. The interests of ONE Holdings may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of additional shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our Class A common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The conversion of our subordinated stock into Class A common stock could cause the market price of our Class A common stock to decline

Our outstanding subordinated Class B stock will be converted into Class A common stock upon expiration of the subordination period.  The conversion will effectively result in an increase in the number of shares of our Class A common stock that are outstanding and may cause the market price of our Class A common stock to decline.

Anti-takeover provisions in our organizational and other documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Class A common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

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

In addition, in 2008 our board of directors adopted a shareholder rights plan that allows our board of directors to significantly dilute the shareholdings of any person or group of persons that acquire more than 15% of our total outstanding common stock.

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

ITEM 4 - INFORMATION ON THE COMPANY

A. History and development of the Company

We are Omega Navigation Enterprises, Inc., a holding company incorporated under the laws of the Marshall Islands on February 28, 2005. Prior to our initial public offering we issued 10,000 shares of Class A common stock and 3,140,000 shares of Class B common stock to our shareholders. In April, 2006, we completed our initial public offering and issued an additional 12,000,000 Class A common shares.  Our Class A common shares are listed on the Nasdaq Global Market and on the Singapore Exchange Securities Trading Limited. Our executive offices are located at 24 Kaningos Street, Piraeus 185 34 Greece. Our telephone number is (30) 210 413-9130.

B. Business Overview

We own and operate a fleet of six double hull Panamax (LR1) product tankers and two Ice Class 1A double hull Handymax (MR) product tankers.  Prior to January, 2007, we also owned two drybulk carriers, which we sold to unaffiliated third parties in January, 2007.  We took delivery of two double hull (LR1) product tankers in March and April, 2007, respectively.  In June, 2007, we entered into agreements with Hyundai Mipo Dockyard in South Korea for the construction of five Handymax (MR1) product tankers and additionally in May, 2008, we agreed to purchase two Handymax (MR2) product tankers that are currently under construction at Hyundai Mipo Dockyard in South Korea.  We generate revenues by employing the vessels in our fleet on long–term time charters with durations of approximately three years from the commencement of the charter.  We provide the commercial management of our vessels in-house through a wholly owned subsidiary and we have entered into technical management agreements for our vessels with unaffiliated third parties.

Our Fleet

Product Tankers

We currently own and operate a fleet of six double hull Panamax (LR1) product tankers, four of which are classed as Ice Class vessels, and two Ice Class 1A double hull Handymax (MR1) product tankers. Our current fleet had a combined cargo-carrying capacity of 512,358 dwt and an average age of approximately 1.9 years as of December 31, 2007. We have also entered into agreements with the Hyundai Mipo Dockyard in South Korea for the construction of five additional Handymax (MR1) product tankers. Four of these vessels are scheduled to be delivered in 2010 and the fifth in 2011. We have also agreed to purchase two Handymax (MR2) product tankers that are currently under construction at Hyundai Mipo Dockyard in South Korea and are scheduled to be delivered during the second quarter of 2009 and the third quarter of 2010. Upon the delivery of these vessels, our fleet will have a combined cargo-carrying capacity of 791,358 dwt.

We have entered into long-term time charters for the eight double hull product tankers in our fleet.  We will share a portion of our charterers’ excess earnings from the employment of our two Handymax (MR1) product tankers and equally share on four of our six Panamax product tankers above a predetermined daily base charter rate. We have also entered into long-term time charters for the two Handymax (MR2) product tankers that we have agreed to purchase and are currently under construction and we will equally share our charterers’ excess earnings from their employment.

All of the vessels in our fleet are double hull in order to meet the International Maritime Organization regulations banning all single hull tankers by 2010 or 2015, depending on the port or flag state. Our product tankers are designed to transport several different refined petroleum products simultaneously in segregated, coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha, gas oil and heating oil. Ice class product tankers are constructed in compliance with Finnish-Swedish Ice Class Rules, with strengthened hulls, a sufficient level of propulsive power for transit through ice-covered routes and specialized machinery and equipment for cold climates. We believe that we are well positioned to take advantage of premium rates associated with the employment of ice class vessels trading on ice capped routes, particularly during periods of severe weather conditions. Ice class tankers can also operate in warmer, non-icy climates alongside other tankers, offering maximum flexibility without significant operational limitations.

Drybulk Carriers

In addition to the product tankers in our current fleet, we owned and operated two Handymax drybulk carriers during 2006 that we sold in January, 2007. In September, 2006, we decided to dispose of and sell our drybulk carrier fleet to an unrelated third party. Such operations, which have been eliminated from the ongoing operations and cash flows of the company following the sale of the drybulk carrier fleet, are now presented as discontinued operations in the consolidated statement of income for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007.

The table below provides summary information about the vessels in our fleet as of December 31, 2007 and the terms of their employment as well as information about the two Handymax (MR2) product tankers that we agreed to acquire in May, 2008 and are currently under construction:

Vessel	Sister Ships (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Approximate Redelivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 – Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 – Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358

HANDYMAX VESSELS UNDER CONSTRUCTION(7)
TBN1	E	2010	37,000	Mar-10
TBN2	E	2010	37,000	Jul-10
TBN3	E	2010	37,000	Sep-10
TBN4	E	2010	37,000	Dec-10
TBN5	E	2011	37,000	Feb-11
TOTAL (DWT):			185,000

VESSELS THAT WE HAVE AGREED TO PURCHASE (SCHEDULED DELIVERY DATE) (8)

TBN1	F	2009	47,000	Jun-09	$21,135	(9)	Jun-12
TBN2	F	2010	47,000	Jul-10	$21,135	(9)	Jul-13
TOTAL (DWT):			94,000

(1)	Each vessel is a sister ship of each other vessel that has the same letter.
(2)	This table shows gross charter rates and does not include brokers’ commissions, which for the product tankers are 1.25% of the daily time charter rate.
(3)	The Company has granted the charterers the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.
(4)
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

(5)
Plus any additional income under profit sharing provisions of the charter agreements. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6)
Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be split 50 / 50 between owners and the charterers. When the vessels trade in ice conditions, the profit sharing between owners and the charterers is 65/35% respectively.

(7)	We have entered into an agreement to purchase five additional newbuilding Handymax (MR1) product tankers, four of which are scheduled to be delivered in 2010 and the fifth in 2011.

(8)
Omega announced on May 19, 2008, that it has agreed to acquire two newbuilding Handymax (MR2) product tankers that are currently under construction at Hyundai Mipo Dockyard in South Korea, and are scheduled to be delivered to Omega in the second quarter of 2009 and the third quarter 2010.

(9)	Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 21,135 per day will be split 50 / 50 between owners and the charterers.

Our Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. For the year ended December 31, 2007, three of our customers accounted for 100% of our voyage revenues. These customers were D/S Norden A/S, ST Shipping & Transport (Glencore International AG) and A/S Dampskibsselskabet Torm.

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

The technical management of six of the product tankers in our fleet is provided by V. Ships Management Limited, or V. Ships, and Eurasia International (L) Limited, or Eurasia, provides the technical management for the other two product tankers in our fleet.  We are reviewing the performance of the technical managers of our product tankers on a continuous basis and may add or change technical managers from time to time.

Our product tanker managers are responsible for managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, oil majors vetting procedures, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We acquire insurance for the product tankers in our fleet, including marine hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurance) and war risk insurance.

Under the management agreements, our product tanker managers present us with an annual budget for the following twelve months for each vessel and prepare and present us with its estimate of the working capital requirements of each vessel.  The manager requests the funds required to run the vessels for the ensuing month, including the payment of any occasional or extraordinary items of expenditure, such as emergency repair costs, scheduled drydocking and special survey costs as well as additional insurance premiums, bunkers or provisions. We pay each manager on a monthly basis for the operating costs incurred by our product tankers based on an annual budget and adjusted for actual operating costs incurred in that month. The management fees charged by V. Ships for the year ended December 31, 2006 and December 31, 2007 amounted to $451,043 and $900,094, respectively. The management fees charged by Eurasia for the year ended December 31, 2006 and December 31, 2007 amounted to $117,260 and $210,128, respectively.

The International Product Tanker Industry

The international seaborne transportation industry represents the most efficient and safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Global demand for refined products continues to increase. Over the past five years, seaborne transportation of refined petroleum products has grown substantially.

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

•
The increase in the distance petroleum products are transported due to the increased exports from new refineries in the Middle East and Asia and the expected lack of growth in the refining capacity of the refineries in the U.S. and Europe; and

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

Environmental Regulation

Government regulations and laws significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

International Maritime Organization (IMO)

The International Maritime Organization, or IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the “MARPOL Convention”. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)    they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements including the phase-out of single-hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single~~-~~hull oil tankers. At that time, these regulations required the phase-out of most single~~-~~ hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.  Currently all of our tankers, including the tankers under construction, are of double hull construction.

Under the regulations, the flag state may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single-hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

Air Emissions

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

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The emission program proposed by the United States would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

Safety Requirements

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, as amended in 2000. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0. 615181 SDR per U.S. dollar on April 29, 2008. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault; and under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

U.S. Oil Pollution Act of 1990, Comprehensive Environmental Response, Compensation and Liability Act of the Clean Water Act

The Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills.  OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of United States, which include the U.S territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

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

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision and, if the EPA’s appeals are unsuccessful and the exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at a substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines.  The final rules apply emissions standards to new engines beginning with the 2004 model year.  In the preambles to the final rules, the EPA noted that it may revisit the application of emissions standards for marine diesel engines.  These final rules are applicable to marine diesel engines on vessels flagged or registered in the United States.  While we do not believe that these current standards are applicable to our vessels, adoption of future standards could require modifications to some existing marine diesel engines, and the extent to which our vessels could be affected cannot be determined at this time.  Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required of us.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard.  (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

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

European Union Tanker Restrictions

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. We are unable to predict what legislation or additional regulations, if any, may be adopted by the European Union or any other country or authority.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gas emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity coverage, increased value insurance and freight, demurrage and defense coverage, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $75,000 per vessel per incident.  We also maintain increased value coverage for each of our vessels.  Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

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

Although the Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group.  This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs.  The pool provides a mechanism for sharing all claims in excess of $5.0 million up to a limit of about $5.4 billion.  For a layer of claims between $50.0 million and $2.03 billion the International Group’s Clubs purchase reinsurance from the commercial market.  The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market.

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

D. Property, plant and equipment

We do not own any real estate property or any other material assets other than the vessels in our fleet.  We lease our office space at Piraeus, Greece from a company affiliated with Target Marine S.A. having annual lease payments for 2006 and 2007 of Euro 33,000 and Euro 47,720, respectively, or approximately $41,694, and $65,320, respectively.

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

A. Operating Results

Factors Affecting Our Results of Operations

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter market rates, which have recently experienced historic highs in the spot and time charter market;

•	periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred primarily in Dollars;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives; and

•	financing costs related to our indebtedness under our credit facilities.

Voyage Revenues

The primary factors affecting our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily time charter hire rates that our vessels earn under charters, that, in turn, are affected by a number of other factors, including:

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the product tanker shipping industry; and

•	other factors affecting spot market charter rates for product tankers.

Voyage Expenses

We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner. Currently, we do not incur port and canal charges and bunker expenses as part of our vessels’ overall expenses, because all of our vessels are employed under time charters that require the charterer to bear all voyage expenses, except for brokerage commissions.

As is common in the shipping industry, we pay commissions to third party shipbrokers in connection with the chartering of our vessels. The amount of commissions payable for the product tankers is 1.25% of the total daily charter hire rate received under a charter and depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of payments to our technical managers for crew wages and related costs, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses as well as the cost of insurances. Our vessel operating expenses have increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market price for insurances, may also cause these expenses to increase.

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

Depreciation and Amortization

We depreciate the cost of our vessels on a straight-line basis over the estimated useful life of each vessel, which is 25 years from the date of initial delivery from the shipyard, after considering the estimated salvage value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate at the date of the vessel’s delivery. Our depreciation charges have increased due to the enlargement of our fleet, which has also led to an increase of ownership days.

Interest and Finance Costs, net

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of vessels. As of December 31, 2006, we had $142.9 million of indebtedness outstanding under our term credit facility and $96.0 million of indebtedness outstanding under our revolving credit facility. As of December 31, 2007, we had $180.0 million of indebtedness outstanding under our term credit facilities, $141.8 million of indebtedness outstanding under our revolving credit facility and $2.4 million of indebtedness outstanding under our bridge loan facility. The amount of outstanding indebtedness of the term credit facilities include $40.1 million relating to the financing of the acquisition of the five newbuilding vessels that we have entered into agreements to purchase.  Interest and finance costs relating to the amounts drawn under the credit facilities during the construction of the newbuilding vessels will be capitalized as vessels’ cost.  For additional information regarding our credit facilities, please see “Liquidity and Capital Resources,” below.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our product tanker vessels and, prior to their sale in January 2007, our drybulk carriers; and

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

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

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

Revenue recognition: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base daily charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Deferred revenue represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Impairment of long lived assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels.

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

Accounting and measurement of derivative instruments: SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities,” require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

Financial instruments with characteristics of both liabilities and equity: SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” establishes standards for the accounting for certain financial instruments with characteristics of both liabilities and equity. Certain obligations to issue a variable number of shares are financial instruments that embody unconditional obligations, or financial instruments other than outstanding shares that embody conditional obligation, that the issuers must or may settle by issuing variable number of equity shares. These obligations also must be classified as liabilities if, at inception, the monetary values of the obligations are based solely or predominantly on any one of the following: 1) a fixed monetary amount known at inception, 2) variations in something other than the fair value of the issuer’s equity shares, or 3) variations inversely related to changes in the fair value of the issuer’s equity shares. Freestanding financial instruments indexed to or potentially settled in the issuer’s shares for which equity classification is precluded by SFAS No. 150 initially and subsequent should be measured at fair value. Subsequent changes in fair value are recognized in earnings.

Deferred Dry-dock costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due which is approximately 30 months. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Our fleet is of an average age of less than 3 years and no dry-dock costs incurred up to date. We plan to perform our first dry docking within 2008.

Allowance for non-collectible accounts: At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Year Ended December 31, 2007 compared with the Year Ended December 31, 2006

OPERATING FLEET

Our fleet, in 2007, was comprised of eight product tankers, two Handymax MR’s and six Panamax.  The two Handymax MR’s and four of the Panamax vessels were purchased in 2006 with a combination of debt and proceeds for our initial public offering. The vessels were delivered to the Company between May and August of 2006.  The other two Panamax vessels were purchased in 2007 and were delivered to us in March and April of 2007, respectively.  The results from operations for these vessels in 2007 are in Continuing Operations.  The results from operations for the vessels purchased in 2006 are in Continuing Operations in 2006.  Our fleet also included two drybulk carriers, which were agreed to be sold in September of 2006 and delivered to the new owners in January of 2007.  Due to the agreement to sell the bulk carriers, the results from operations of these vessels are shown in Discontinued Operations in both 2007 and 2006.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $69.9 million in 2007 versus $26.9 million in 2006, an increase of 160%.  The increase was primarily due to an increase in the number of ship operating days for the product tankers from 1,122 days in 2006 to 2,719 days in 2007, an increase of 1,597 days or 142%.  On average, we operated 5.4 Panamaxes and 2.0 Handymax MR’s in 2007 versus 2.1 Panamaxes and 1.0 Handymax MR’s in 2006.  Voyage revenues for 2007 also include revenue from profit sharing of $4.0 million, while no such revenue were recognized in 2006, as the recognition criteria were not met.

VOYAGE EXPENSES – Voyage expenses, which include mainly brokerage and address commissions on voyage revenues, were $0.9 million in 2007 versus $0.3 million in 2006, an increase of 200%. This increase is due primarily to the respective increase in voyage revenues, as commissions are calculated as a percentage over gross hire.

VESSEL OPERATING EXPENSES – Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, were $13.1 million in 2007 versus $5.7 million in 2006, an increase of 130%.  This increase was primarily related to the operation of a larger fleet in 2007 versus 2006, when we operated a fleet of 7.4 compared to 3.1 vessels, respectively.

DEPRECIATION AND AMORTIZATION – Depreciation and amortization, which primarily includes depreciation of vessels, was $17.6 million in 2007 versus $7.2 million in 2006.  The increase of 144% reflected the operation of an average of 7.4 vessels in 2007 versus 3.1 vessels in 2006.

MANAGEMENT FEES – Management fees relate to the fees paid to V. Ships and Eurasia for the technical management of our vessels.  These fees were $1.1 million in 2007 versus $0.6 in 2006.  This increase of 83% related to the operation of a larger fleet in 2007 than 2006.  The increase is not in line with the increase in vessel operating days (142%) as in 2006 extra fees were charged by V. Ships and Eurasia as for management services rendered prior to the acquisition of  the Company’s fleet.

OPTIONS’ PREMIUM – On February, 2006, the company entered into four option agreements to acquire four Ice Class 1A double hull Panamax product Tankers. In order to conclude such option agreements the Company paid a non refundable fee of $0.1 million per agreement. In November and December, 2006, two of the options expired without being exercised and the respective fees of $0.2 million were charged in the accompanying 2006 consolidated statement of income. The remaining two option agreements, which expired on April 30 and May 31, 2007, remained unexercised and the respective fees of $200 were written off in the 2007 consolidated statement of income.

GENERAL AND ADMINISTRATIVE EXPENSES – General and Administrative Expenses were $5.1 million in 2007, reflecting an increase of $2.4 million or 112% compared to 2006. The increase is mainly attributable to a $1.2 million increase in wages and other compensation costs, resulting mainly from the increase in personnel number and months of employment compared to 2006, bonuses granted to the officers and employees of the Company and a $0.6 million increase in audit and consultancy fees mainly due to Sarbanes-Oxley compliance requirements.

INTEREST AND FINANCE COSTS - Interest and Finance costs for 2007 were $18.6 million versus $7.5 million in 2006, an increase of $11.1 million or 148%.  The increase reflects a full year of interest of debt, which was drawn down between May and August of 2006 when the six product tankers were  acquired.  Also, additional debt was drawn in 2007 to partially finance the purchase of the two newbuilding Panamax tankers delivered in March and April of 2007.

INTEREST INCOME – Interest Income was $1.8 million in 2007, the same as in 2006, and reflected interest income received on cash balances during the year.

CHANGE IN FAIR VALUE OF WARRANT SETTLED LIABILITY- This gain was $1.1 million and is related to the changes in fair values of the warrants issued to the seller of the Ice Class 1A Panamax newbuildings, which we took delivery in March and April of 2007, as partial compensation for the vessels.

LOSS ON DERIVATIVE INSTRUMENTS – For the year ended December 31, 2007, realized gain from the interest rate swap amounted to $0.04 million and the net unrealized loss on the interest rate collar option amounted to $1.3 million.  For the year ended December 31, 2006, realized gain from the interest rate swap amounted to $0.06 million and the net unrealized loss on the interest rate collar option amounted to $0.3 million.

INCOME/LOSS FROM CONTINUING OPERATIONS – Income from continuing operations for 2007 was $14.9 million versus a loss of $4.6 million in 2006.  The increase of $10.3 million or 224% primarily is related to the increase of the size of the fleet from an average of 3.1 vessels in 2006 to 7.4 vessels in 2007 and the recognition in 2007 of revenue from profit sharing of $4.0 million discussed above.

Income from the ownership and operation of the drybulk vessels for 2007 and 2006 is shown below in “Discontinued Operations.”

DISCONTINUED OPERATIONS

INCOME/LOSS FROM DISCONTINUED OPERATIONS – For the year ended December 31, 2007, loss from discontinued operations was $0.2 million versus income of $9.6 million in 2006.  Gain from discontinued operations in 2006 reflected a full year of operation for the two drybulk carriers which were delivered to the new owners in January 2007 and a gain on extinguishment of debt that was partially offset by the $1.7 million impairment loss recognized as a result of the disposal of the drybulk carrier fleet.

NET INCOME – Net income was $14.7 million in 2007 compared with net income of $14.1 million in 2006.  The increase of $0.6 million or 4% is primarily attributed to the combined effect of increased operating days in 2007 (operating days in 2007 were 2,725 versus a total, including both product tankers and drybulk vessels, of 1,852 days in 2006), the recognition in 2007 of revenue from profit sharing of $4.0 million discussed above  partly offset by increased financing costs in 2007.

Year Ended December 31, 2006 compared with the period from February 28 (date of inception) to December 31, 2005

OPERATING FLEET

Our fleet in 2006 was comprised of six product tankers, two Handymax MR’s and four Panamax.  These vessels were purchased in 2006 with a combination of debt and proceeds from our initial public offering. The results from operations for these vessels in 2006 are in Continuing Operations.  The vessels were delivered to us between May and August of 2006.  Our fleet also included two drybulk carriers, which were agreed to be sold in September of 2006 and delivered to the new owners in January of 2007.  Due to the agreement to sell the drybulk carriers, the results from operations of these vessels are shown in Discontinued Operations.  Our Fleet in 2005 included the operation of three drybulk carriers.  The results of the operations of these vessels for 2005 are in Discontinued Operations.  We did not operate any product tankers in 2005.

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

MANAGEMENT FEES – Management fees relate to the fees paid to V. Ships and Eurasia for the technical management of our vessels.  These fees were $0.6 million and related to the six product tankers acquired between May and August of 2006.

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

INTEREST AND FINANCE COSTS - Interest and finance costs for 2006 were $7.5 million and related to the new term and revolving credit facility entered into to partially finance the acquisition of the six product tankers acquired between May and August of 2006.  The total amount drawn under the facilities in 2006 was $241.5 million.

INTEREST INCOME – Interest income was $1.8 million in 2006 and reflected interest income received on cash balances during the year. The increased cash balances relate mainly to the fact that we maintained the net proceeds from our initial public offering in time deposit until we acquired the product tankers. In addition following the acquisition of our product tankers we received additional cash from operation of those vessels during the period.

LOSS ON DERIVATIVE INSTRUMENTS – For the year ended December 31, 2006, realized gains from the interest rate swap amounted to $0.06 million and the net unrealized loss on the interest rate swap and the rate collar option amounted to $0.3 million.

INCOME/LOSS FROM CONTINUING OPERATIONS – Income from continuing operations for 2006 was $4.6 million versus a loss of $0.7 million in 2005 resulting from the ownership and operation of six product carriers acquired between May and August 2006, versus general and administrative expense of operating the drybulk vessels in 2005.

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

B. Liquidity and Capital Resources

We operate in a capital intensive market. We have financed the acquisition of our fleet with proceeds from our initial public offering, long term debt and internally generated cash. Our main uses of funds have been capital expenditure for the acquisition of new vessels, repayment of bank loans and payment of dividends.

On June 15, 2007, we entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five new building double hull Handymax (MR1) product tankers, each with a capacity of 37,000 dwt. The contractual purchase price of the five new buildings is $44.2 million per vessel ($221.2 million in total). An amount of up to 75% of the market value of the vessels at the time of delivery will be financed from the proceeds of the loan facilities described below and the remaining amount will be financed from cash available from operations. The amount of $44.2 million per vessel is payable as follows:

•	10% by July 5, 2007
•	10% by December 15, 2007
•	20% after confirmation that steel cutting is done
•	20% after confirmation that the first keel block has been laid
•	20% after confirmation that the vessel has been launched
•	20% at the delivery of the vessel

Credit Facilities

HSH Nordbank Senior Secured Term Loan and Revolving Facility

We financed the acquisition of our fleet with advances under a term loan that we had in place prior to our initial public offering for an amount of $39.0 million.  Contemporaneously with the closing of our initial public offering, the net proceeds of which amounted to $186.7 million, we repaid our outstanding debt that amounted to $38.5 million, with advances under the term loan portion of a new, $295.0 million senior secured credit facility with HSH Nordbank that we entered into upon the closing of our initial public offering in April 2006.  This facility consisted of (1) a term loan of $145.0 million that was used to refinance the previously obtained term loan facility of $38.5 million and (2) a revolving line of credit of $150.0 million.  Draw downs up to December 31, 2006 under the term loan facility and the revolving facility totaled $144.4 million and $97.1 million, respectively.  At December 31, 2006, the outstanding principal balance of the facility amounted to $238.9 million and the undrawn portion of the revolving credit facility amounted to $54.0 million.

On March 21, 2007, a second supplement amending this facility was signed in connection with the financing of the acquisition of the tanker vessels Omega Emmanuel and Omega Theodore.  Under the amended facility, HSH Nordbank agreed to make available to us an aggregate amount of $94.3 million, which would be made available by (i) re-committing for re-borrowing again (once only) an amount of $38.1 million from the term loan facility amount that we had repaid on the same date relating to the drybulk carriers that we have sold and (ii) drawing an amount of $56.2 million from the revolving facility.  These amounts were to be combined and comprise two tranches, one for each of the above two vessels, in each case of $47.2 million per vessel.

Pursuant to the above supplement, on March 26, 2007, we drew down an amount of $19.0 million from the term loan facility and $28.1 million from the revolving facility in order to partly finance the acquisition of the Omega Emmanuel and on April 25, 2007, we drew down an amount of $19.0 million from the term loan facility and $28.1 million from the revolving facility in order to partly finance the acquisition of the Omega Theodore.  As of December 31, 2007, the outstanding balance of the term loan and the revolving facility was $139.9 million and $141.8 million, respectively.

On March 26, 2008, we paid an instalment of $0.8 million under the revolving portion of the revolving facility.

On March 27, 2008, a third supplement, amending the principal agreement of our $295.0 million senior secured credit facility with HSH Nordbank, was signed.  Under the amended agreement, HSH agreed to make available to us a term loan facility of up to $242.7 million, comprised of (1) an amount of $139.9 million that was used to refinance the then outstanding balance of $139.9 million under the original term loan facility and (2) an amount of $102.8 million to partially finance the repayment of the revolving credit facility.

Pursuant to the third supplement, the interest rate margin was reduced and the financial covenants of the loan were amended as follows: (a) the ratio of fleet market value to total debt was changed from 135% to 120%, (b) the calculation of leverage ratio was amended from Total Debt to Total Capitalization, to Total Net Debt to Total Net Capitalization. According to the amended agreement, the leverage ratio may be temporarily increased to between 65% and 70%, compared to a previous maximum of 65%, provided that it will thereafter be reduced to 65% within six months after the end of the quarter that it first exceeded 65%, (c) we should maintain a ratio of EBITDA to interest payable on a four trailing quarter basis of not less than 2:00 to 1:00 instead of 3:00 to 1:00, which was required by the original agreement.  The facility is scheduled to be repaid in one amount on April 12, 2011.

On April 15, 2008, we entered into a restructuring agreement amending the initial rate collar option with HSH.  Under the amended agreement we entered into a participation swap with gradual alignment factor.  The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at a maximum of 2.6% when the three months LIBOR drops below 2.5%.

HSH Nordbank Bridge Loan Facility

On April 25, 2007, we entered into an agreement with HSH Nordbank for a $2.4 million bridge facility to finance the remainder of the purchase price of the Omega Emmanuel and Omega Theodore.  We drew down the total amount on April 25, 2007, shortly before the delivery of Omega Theodore.  This bridge loan facility was repaid in full on March 28, 2008, with proceeds drawn under our junior secured credit facility with BTMU and NIBC, described below.

As of December 31, 2007, we did not meet the working capital maintenance covenant of not less than $1 million required under our principal agreement of our $295.0 million senior secured credit facility with HSH Nordbank.  In addition, we were in violation of the interest coverage ratio provided in our principal agreement, since March 31, 2007, which provided for an EBITDA/Interest payable ratio of not less than 3:1.  We were provided with a waiver from HSH Nordbank whereby the ratio was modified until March 31, 2008 to 2:1, when we believed that this deficiency would be cured.  Following the conclusion of the third supplement, amending the principal agreement with HSH Nordbank discussed above, such non-compliance was remedied.

BTMU / NIBC Junior Secured Credit Facility

On March 27, 2008, we entered into a junior secured credit facility with BTMU and NIBC for the purpose of (i) partially prepaying the $295.0 million senior secured credit facility with HSH Nordbank described above, (ii) repaying the HSH bridge loan facility and (iii) for working capital purposes.  The amount of the junior secured credit facility was $42.5 million and was drawn down on March 28, 2008.  The facility will be repaid in one amount on April 12, 2011.  The junior secured credit facility bears interest at LIBOR plus margin ranging between 2.25% and 3.00% based on the ratio of the aggregate of the senior secured and junior secured loan facilities divided by the fleet market value.

The junior secured credit facility contains financial covenants calculated on a consolidated basis requiring us to maintain (i) minimum cash of $5.0 million, (ii) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00, (iii) a leverage ratio maximum of 70%, (iv) a ratio of fair market value to combined senior secured credit facility, junior secured credit facility and swap exposure, in case of early termination, of 120%.

The junior facility is secured by owners’ guarantees, second priority, cross collateralized mortgages, second priority pledge/assignment of earnings account and retention account, second priority assignment of insurances in respect to the vessels, second priority pledge of the time charter contracts currently in place for the vessels, and second priority assignment of each of the vessels earnings.

On March 27, 2008, we entered into two interest rate swap agreements with NIBC and BTMU in order to hedge our exposure to fluctuations in the interest rate on our junior secured credit facility.  The notional amount of each agreement is $21.25 million, or $42.5 million in total, and interest rate is fixed at 2.96% per annum with NIBC and 2.9625% per annum with BTMU.  The effective date of the agreements are March 28, 2008 and their duration is three years. The agreements are secured under  second preferred mortgages.

Bremer Landesbank Loan Facilities

On July 4, 2007, we entered into a secured loan facility with Bremer Landesbank Kreditanstalt Oldenburg Girozentrale, or Bremer, of up to $19.9 million to partially finance the first construction instalment (representing the 10% of the total purchase price) made on July 5, 2007, amounting to $22.1 million of the five newbuilding vessels.

On August 24, 2007, the Company, through its two wholly owned subsidiaries that are to become the owners of two of the five Handymax (MR1) product tankers currently under construction, entered into a secured loan facility with Bremer of up to $55.3 million for the purpose of (i) the partial repayment of the outstanding loan facility with Bremer discussed above and (ii) to partly finance the acquisition cost during the construction period of the two product tankers described above.  The loan amount will be drawn in two tranches, one for each vessel under construction, which will be available in five advances to be drawn on the payment dates of the instalments under the shipbuilding contracts and will bear interest at LIBOR plus margin.  The interest of the first two advances, which will be deferred until the third instalment to the shipyard is due, will be considered as a part of the loan and will bear interest thereon until full repayment of the loan upon delivery of the vessels.

We have also entered into a commitment letter with Bremer for a post-delivery facility of up to $66.3 million representing 75% of the vessels’ price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purposes of repayment of the pre-delivery facility as well as financing of the sixth instalment to the shipyard.  The loan will be drawn at the vessels’ delivery dates and will be repayable in 40 equal quarterly instalments and a balloon instalment equal to $14.7 million per vessel.  Repayment will commence three months after delivery of the vessels.  The loan will bear interest at LIBOR plus margin.

On August 31, 2007, we drew down the first advance of the pre-delivery facility for both vessels ($4.0 million per vessel) and used it for the repayment of the previous loan facility with Bremer, discussed above.  On December 13, 2007, we drew down the second advance of pre-delivery facility for both vessels ($4.0 million per vessel) to partially finance the second construction instalment for the two vessels, made on December 13, 2007, amounting to $8.8 million (representing 10% of their total purchase price).  The draw down of the following advances will take place on the dates of the third, fourth and fifth instalments falling due under the shipbuilding contracts signed on June 15, 2007 in partial payment of the construction instalments under the contracts.

Bank of Scotland Loan Facility

On September 7, 2007, we entered into a senior secured loan facility up to a maximum of $70.0 million with Bank of Scotland to partly finance the construction and acquisition cost of another two of the five Handymax (MR1) product tankers that we have agreed to construct and purchase.  This facility will be drawn down in two tranches, each in six advances.  We drew down the first advance on September 20, 2007 as a reimbursement for the first instalment made in July, 2007 under the shipbuilding contracts in an amount equal to $ 4.0 million per vessel.  On December 13, 2007, we drew down the second advance for both vessels ($4.0 million per vessel) to partially finance the second construction instalment amounting to $8.8 million (representing 10% of their total purchase price).  In respect of each tranche, the remaining advances will be drawn on the payment dates and in partial payment of the instalments under the shipbuilding contracts and will cover up to the lesser of $35.0 million and the 75% of the fair market value of each vessel on delivery date.  Each tranche will be repaid in 40 equal quarterly instalments commencing 3 months after the relevant vessel’s delivery date plus a balloon payment of $14.7 million.  The senior secured credit facility will bear interest at LIBOR plus margin.

National Bank of Greece Facility

On November 20, 2007, we entered into a senior secured loan facility with the National Bank of Greece for an amount of up to the lesser of $33.2 million or 75% of the fair market value of the fifth vessel that we have agreed to purchase on its delivery date.  The loan will be available in six advances; the first of which was drawn down on November 21, 2007 as a reimbursement for the first instalment on the vessel made in July, 2007 under the shipbuilding contract in an amount equal to $4.0 million.  On December 13, 2007, we drew down the second advance equal to $4.0 million, to partially finance the second construction instalment for the newbuilding vessel, made on December 13, 2007, amounting to $4.4 million (representing 10% of its total purchase price).  The remaining advances are to be drawn on the payment dates of the instalments under the shipbuilding contract.  The loan will bear interest at LIBOR plus margin.  The loan will be repayable in 40 equal quarterly instalments plus a balloon instalment equal to $13.3 million.  Repayment will commence three months after delivery of the vessel.

Lloyds TSB Bank PLC

On May 9, 2008, we entered into an agreement to purchase two newbuilding Handymax (MR2) product tankers for $55.5 million.  The vessels are currently under construction at Hyundai Mipo, South Korea and are scheduled to be delivered on the second quarter of 2009 and the third quarter of 2010.  Payment terms provide for a 10% advance payment and the balance of 90% at the respective deliveries.  On May 28, 2008 we entered into a pre-delivery loan facility with Lloyds TSB Bank PLC of up to $9.9 million to finance 90% of the advance payment to the seller that amounts to $11.1 million.  The facility is repayable by a bullet payment at the delivery date and bears interest at a rate of LIBOR plus margin.  The loan will be secured by i) Memorandum of Agreement assignment, ii) shares charge and iii) Corporate Guarantee and contains financial covenants calculated on a consolidated basis that will require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1.0 million and d) liquidity of not less than (A) $0.5 million per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (B) $0.75 million per vessel if the average remaining time charter coverage in respect of both Vessels is more than six months and less or equal to one year; and (C) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to six months, but in any event not less than $0.75 million per vessel.

On May 28, 2008, we also entered into a post-delivery credit facility to fund the balance of the acquisition cost of the same two vessels in an amount of the lesser of $83.25 million and 75% of the fair market value of the vessels.  The loan facility will be repayable in 40 equal quarterly instalments plus a balloon instalment of $18.3 million per vessel together with the final instalment.  Repayment will commence three months after the delivery of the vessels.  Amounts under the facility will bear interest at LIBOR plus margin.  Also, the credit facility contains financial covenants that will require the Company to maintain: i) a ratio of EBITDA to interest payable of not less than 2:1, ii) a ratio of total net debt to total net capitalization of not more than 0.70:1, iii) working capital of not less than $1.0 million and iv) liquidity of not less than (a) $0.5 million per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (b) $0.75 million per vessel if the average remaining time charter coverage in respect of both Vessels is more than six months and less or equal to one year; and (c) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to six months, but in any event not less than $0.75 million per vessel.

The loan will be secured by a) first priority mortgage over each security vessel, b) first priority assignments of accounts, c) first priority general assignment in relation to security vessels’ earnings, insurances and employment, and d) corporate guarantee.

Cash Flows

Our cash and cash equivalents increased to $8.9 million in the year ended December 31, 2007 from $3.9 million in the year ended December 31, 2006.  Working capital is current assets minus current liabilities including the current portion of long-term debt.  Our working capital was $3.4 million as of December 31, 2007 versus $34.5 million as of December 31, 2006.  This decrease in working capital was primarily due to vessels being held for sale of $81.5 million in 2006 partially offset by current portion of long term debt. We believe that we have sufficient working capital for our present requirements.

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $33.4 million in 2007, an increase of $10.7 million versus $22.7 million in 2006.  The increase is primarily attributed to an increase in the size of the fleet from an average of 3.1 operating vessels in 2006 to an average of 7.4 operating vessels in 2007.

NET CASH USED IN INVESTING ACTIVITIES – was $83.7 million in 2007 consisting of $120.3 million paid for the acquisition of Omega Emmanuel and Omega Theodore, $81.5 million received from the sale of our two drybulk product carriers and $44.9 million advance payment for the acquisition of the five newbuilding vessels currently under construction.

Net cash used in investing activities was $358.1 million in 2006 which reflects $357.5 million paid for the acquisition of six product tankers in 2006 and $0.4 million payment of a non refundable fee in order to enter into four option agreements to purchase four Ice Class 1A Panamax product tankers and $0.2 million relating to other fixed assets acquisitions.

NET CASH PROVIDED BY FINANCING ACTIVITIES – was $55.4 million in 2007 mainly consisting of $156.8 million of proceeds drawn under our credit facilities to fund part of the acquisition cost of Omega Emmanuel, Omega Theodore and the five newbuilding vessels, the repayment of $71.4 million of our credit facilities (including a $38.1 million repayment of the term loan facility relating to the drybulk vessels sold), $30.4 million of cash dividend paid during the year, $1.0 million decrease of restricted cash and $0.6 million paid as financing costs.

Net cash provided by financing activities was $334.1 million in 2006 mainly consisting of $187.9 million in proceeds from our initial public offering, of which $28 million were used to repay debt relating to our drybulk carriers, $241.5 million proceeds drawn down under credit facilities, $6.0 million increase of restricted cash, the repayment of $41.6 million of indebtedness under credit facilities, $31.0 million payment relating to sellers’ credit for the acquisition of drybulk carriers, $15.1 million of cash dividend paid during the year, $1.4 million payment of financing costs and $0.2 million payment of stockholder’s short term financing.

C. Research and development, Patents and Licenses

Not applicable.

D. Trend Information

Not applicable.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

At December 31, 2007 we had the following contractual obligations:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long term debt (1)	324,278	781	8,885	292,821	21,791
Shipbuilding contracts (2)	176,940	-	168,093	8,847	-
Periodic Survey fees (3)	614	153	253	205	3
Operating leases (4)	91	78	13	-	-
Total	501,923	1,012	177,244	301,873	21,794

(1) Refer to Item 18 for a complete description of our credit facilities. The analysis above reflects our debt maturities, following the third supplement amending our principal loan agreement with HSH Nordbank signed on March 28, 2008.

(2) In June 2007, we entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five newbuilding double hull Handymax (MR1) product tankers, each with a capacity of 37,000 dwt. Four of these tankers are scheduled for delivery in 2010 and the fifth scheduled for delivery in February 2011.

(3) We have entered into fee agreements with DNV, American Bureau of Shipping as well as Lloyds Register for periodic surveys of our vessels. The fee agreement with DNV is effective for three years and the fee agreements with American Bureau of Shipping and Lloyds Register are effective for five years.

(4) In June 2005 and August 2006, we entered into rental agreements to lease office spaces in Piraeus, Greece. These agreements were amended in April 1, 2008. The termination date, according to the amended agreements, is February 2009. The annual rental will be approximately $U.S. Dollars 78,227 (Euro 53,140). The amount reflected in the table represents the Dollar equivalent of lease payments in Euros calculated assuming a $/Euro exchange rate of $1.47/Euro on December 31, 2007.

(5) On May 9, 2008, we entered into two memoranda of agreement for the purchase of two newbuilding double hull Handymax (MR2) product tankers for a consideration of $55.5 million per vessel. The vessels are currently under construction at Hyundai Mipo Dockyard, South Korea and are scheduled to be delivered in the second quarter of 2009 and the third quarter of 2010. We will finance 90% of the advance payment by pre-delivery commercial bank debt and 75% of the purchase price by post delivery commercial bank debt. The related obligations have been excluded from the above table as the purchase agreements for these vessels were entered into in 2008.

G. Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

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

Name	Age	Position

Robert J. Flynn	55	Chairman and Class A Director
George Kassiotis	36	President, Chief Executive Officer and Class C Director
Charilaos Loukopoulos	39	Executive Vice President, Chief Operating Officer, General Counsel and Class C Director
Gregory McGrath	57	Chief Financial Officer
Nicolas Borkmann	46	Class B Director
Dr. Chiang Hai Ding	69	Class A Director
Kevin Harding	48	Class C Director
Shariq Azhar	53	Class A Director
Matthew W. McCleery	37	Class B Director
Huang Yuan Chiang	49	Unclassified director
_____________________________

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. Class B Directors’ term expires in 2008. Class C Directors’ term expires in 2009. Class A Directors’ term expires in 2010.  Huang Yuan Chiang was appointed to our board of directors effective January 1, 2008.  In accordance with our bylaws, Mr. Huang was appointed as an unclassified director until the company's next annual meeting.  Mr. Huang has been nominated for election at our 2008 annual general meeting as a Class B director.

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

Charilaos Loukopoulos (Executive Vice President, Chief Operating Officer, General Counsel and Class C Director) has served as our Executive Vice President, Chief Operating Officer, General Counsel and Director since our inception in February 2005. Prior to joining our Company, since 1996, Mr. Loukopoulos was employed by Target Marine where he acted as a general counsel and Insurance and Claims Director. In this capacity, Mr. Loukopoulos was responsible for the administrative and legal supervision of all of Target’s departments, overseeing all the Target operations. Prior to that, after being admitted to the Athens Bar Association in 1993, Mr. Loukopoulos worked as an attorney in a shipping law firm based in Piraeus. He has lectured on shipping law and vessel sale & purchase contracts at the Institute of Chartered Shipbrokers’ Greek branch. He graduated from the University of Thessaloniki, Greece in 1992, having studied law and holds a Masters degree in Shipping law from the University of Southampton, England.

Gregory A. McGrath (Chief Financial Officer) has served as our Chief Financial Officer since June 2005.  He previously served as Vice President of Finance and Administration at American Eagle Tankers, Inc., Ltd., an Aframax and VLCC owner and operator, from 1995 to 2004 and as Vice President of Public Affairs from 2004 to 2005.  Mr. McGrath served as Vice President, Finance and Administration with Marine Transport Lines, Inc. from 1990 to 1995.  Prior to that, Mr. McGrath spent 16 years with Mobil Oil Corporation (now Exxon Mobil Corporation) in various financial, shipping and supply and distribution positions. Mr. McGrath is a director of Shoreline Mutual Insurance Co. and several subsidiaries of American Eagle Tankers, Inc., Ltd.  Mr. McGrath holds a Bachelor of Arts degree from Fairfield University, Connecticut and holds and a Masters in Business Administration degree from Pace University, New York.

Dr. Chiang Hai Ding (Class A Director) serves as a Director.  From 1995 to 2002, Dr. Chiang Hai Ding worked at Neptune Orient Lines Ltd. as an economic advisor to the Chairman and the Chief Executive Officer.  Since 2007, he is the executive director of the Center of Seniors and from 2001 to 2006 he was the executive director at Singapore Action Group of Elders Counseling Center, each if which is a voluntary organization for the elderly.  Dr. Chiang Hai Ding served as Singapore Ambassador to Germany, European Union, Russia and Egypt from 1978 to 1994 and to Malaysia from 1971 to 1973. Dr. Chiang Hai Ding was an elected member of the Singapore Parliament where he served from 1970 to 1984.  From 1973 to 1978 Dr. Chiang Hai Ding worked at Citibank and was a university lecturer from 1963 to 1971.  Dr. Chiang Hai Ding is a member of the board of directors of Swissco International Limited. Dr. Chiang Hai Ding holds a graduate diploma from Simon Freaser University, Canada, a doctorate from the Australia National University and a bachelors degree from the Singapore University.  Dr. Chiang Hai Ding’s son is a partner of the Singapore affiliate of Ernst & Young Global. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent auditors, and the Singapore affiliate of Ernst & Young Global are members of the Ernst & Young Global network.  Dr. Chiang Hai Ding has advised us that his son is not and will not be directly or indirectly involved in providing any services to us during his employment at the Singapore or any other affiliate of Ernst & Young Global for so long as Dr. Chiang Hai Ding remains our director.

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

Shariq Azhar (Class A Director) serves as a Director.  Since 2005 Mr. Azhar has served as the Director General of Injaz Mena Investment Co. PSC, an Abu Dhabi based investment bank regulated by the Central Bank of the UAE, providing global private equity, real estate, capital market and investment banking services to investors.  He has over 25 years experience in the financial services industry spanning America, Europe and the Middle East. Over his career he has served in various senior level positions in the areas of corporate banking, investment banking, risk management and financial regulatory policy. Among other positions held over the years, Mr. Azhar was Executive Vice President of Abu Dhabi Commercial Bank where he headed the bank’s wholesale businesses including corporate banking, investment banking, treasury & investments, commercial banking and institutional banking. Earlier in his career he served as General Manager of Mashreqbank USA, as Vice President of Chase Manhattan Bank in New York and as Senior Research Analyst at the Federal Reserve Bank of New York, the US central bank. He is a director on the boards of several companies, including: the main shareholder in a AAA rated credit derivative products company; the developer of large-scale real estate projects in South Asia; the majority owner of multi-billion dollar tourist resort developments in Eastern Europe and the principal sponsor of a property fund investing in prime East Asian real estate. Mr. Azhar holds an MBA in Finance from the Stern School of Business at New York University.

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

Huang Yuan Chiang (Unclassified Director) serves as a Director. Mr. Huang is a lawyer by training and he has had a career in Investment Banking spanning 12 years. He has held senior management positions at various international banks including Standard Chartered Bank, HSBC, Bankers Trust and Deutsche Bank. His areas of specialization were in the areas of mergers and acquisitions and corporate finance and his last position at Bankers Trust was Managing Director, heading the Mergers & Acquisition Division for Bankers Trust for Singapore, Malaysia, Indonesia, Thailand, Philippines and India. Apart from Omega Navigation Enterprises Inc., Mr. Huang holds board positions in several other listed and private companies. Mr. Huang has degrees in law and economics.

No family relationships exist among any of the Executive Officers and Directors.

B. Compensation

The aggregate annual compensation paid to our executive officers, Messrs. Kassiotis, Loukopoulos and McGrath, amounted to approximately $0.92 million for the year ended December 31, 2007. In February, 2007, pursuant to the Company’s Stock Incentive Plan, the officers were granted an aggregate of 54,138 restricted common shares that will become vested ratably over three years. In February 2008, the officers received bonus compensation, relating to 2007 performance, which amounted to $0.85 million and consisted of cash and immediately vested shares. The actual amount of cash paid was $0.2 million and the number of immediately vested shares issued was 42,059. Additionally, in February 2008, the officers were granted an aggregate of 53,357 restricted common shares that will vest ratably over three years. In addition, in February 2008, the officers received an additional compensation of $0.1 million relating to 2007 performance. Executive officers who also serve as directors do not receive additional compensation for their services as directors.

We do not have a retirement plan for our executive officers or directors. Under the respective employment agreements between us and Messrs. Kassiotis, Loukopoulos and McGrath, we will be required to make an aggregate lump sum payment of $1.3 million to our executive officers, in addition to their respective base salary, until the end of the contract term, for early termination of employment during its term or in the event that we materially breach the terms of the respective employment agreements. Such an amount will be increased by an aggregate amount of approximately $0.6 million in the case where the term of the employment agreements is extended prior to the occurrence of material breach. In addition, in the event of a change of control of our Company (as defined in the amended and restated articles of incorporation) during the term of the employment agreements, we will be required to pay to the executives an amount equal to the equivalent of two to three years their annual base salary, over and above the lump sum described above.

Non-employee directors receive annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, non-employee directors who serve as committee members receive an additional annual fee of $2,500.  In lieu of any other compensation, Mr. Robert J. Flynn, the Chairman of our board of directors, receives annual compensation in the amount of $150,000. In July, 2007, pursuant to the Company’s Stock Incentive Plan, the non-executive directors were granted an aggregate of 6,000 restricted common shares that vest after one year.

C. Board Practices

We have established an audit committee that is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls, and reviewing the annual and quarterly financial statements.  The members of our audit committee, each of whom is an independent director, are Messrs. McCleery, Azhar, Harding and Huang. In addition, we have established a compensation committee that is responsible for establishing executive officers’ compensation and benefits. The members of our compensation committee are Messrs. Borkmann, Harding, McCleery, each an independent director, and Mr. Loukopoulos.

Corporate Governance Practices

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules are as follows:

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the board of directors approves share issuances.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 90 and 120 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we expect to be in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

D. Employees

As of December 31, 2007, we employed 187 employees, consisting of nine shore-based personnel based in Athens, Greece, and 178 seagoing employees.  We have entered into employment agreements with Messrs George Kassiotis, Charilaos Loukopoulos and Greg McGrath. Our shore-based employees are not covered by industry-wide collective bargaining agreements that set basic standards of employment.

The following table presents the number of shore-based personnel and the number of seagoing personnel employed by our vessel owning subsidiaries during the periods indicated.

	2007	2006
Shore-based	9	9
Seagoing	178	163

Total	187	172

E. Share Ownership

The common shares beneficially owned by our directors and senior managers are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Incentive Plan

We have adopted an equity incentive plan, or the Plan, which entitles our officers, key employees and directors to receive options to acquire Class A common stock.  Under the Plan, a total of 1,500,000 shares of Class A common stock has been reserved for issuance.  The Plan is administered by our board of directors.  Under the terms of the Plan, our board of directors is able to grant new options exercisable at a price per share to be determined by our board of directors.  The exercise price of initially issued options are equal to the average daily closing price for our Class A common stock over the 20 trading days following the closing of our initial public offering.  Under the terms of the Plan, no options may be exercised until at least two years after the closing of our initial public offering in April 2006.  Any shares received on exercise of the options may not be able to be sold until three years after the closing of our initial public offering.  All options expire ten years from the date of grant.  The Plan expires ten years from the closing of our initial public offering.  On February 8, 2007 and March 20, 2008, we granted an aggregate of 54,138 and 95,416 restricted shares, respectively, to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. On July 26, 2007, we granted an aggregate of 6,000 restricted shares to our non-executive directors. On March 20, 2008, we granted an aggregate of 8,815 restricted shares to some employees.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of December 31, 2007 (except as otherwise indicated below), information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group.  All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Class A Common Stock, par value $0.01	Kayne Anderson Capital Advisors LP(3)	1,224,721	10.2%
	MHR Fund management LLC(2)	1,185,125	9.9%
	Transamerica Investment Management LLC(2)	1,095,808	9.1%
	Bank of America Corporation(2)	1,080,992	9.0%
	All Directors and officers as a group(4)	*	*
Class B Common Stock, par value $0.01	George Kassiotis(5)	3,140,000	100%
____________

*	Less than 1% in the aggregate.
(1)	Does not include unvested restricted shares granted pursuant to the Plan to our Chief Executive Officer, Chief Operating Officer Chief Financial Officer, non-executive directors and employees.
(2)	Based on the SEC filings of the Shareholder.
(3)	Based on the SEC filing of the shareholder made on May 30, 2008.
(4)	The number of shares owned and percent of class by all Directors and officers as a group are as of May 31, 2008.
(5)	Our Chief Executive Officer, Mr. Kassiotis, beneficially owns these shares indirectly through ONE Holdings, Inc. Mr. Kassiotis is the sole shareholder of ONE Holdings, Inc.

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

Cosmos Maritime Corporation Inc. Within 2007, we paid $10 on behalf of Cosmos, Maritime Corporation Inc., a newly established company beneficially owned by our Chief Executive Officer, for certain general and administrative expenses incurred by Cosmos. The respective receivable was settled in February 2008.

Charter Party Agreements. Charter party agreements for the vessels Omega Emmanuel and Omega Theodore, effective upon their delivery, were arranged through a ship-brokerage firm, in which a non-executive director of the Company’s board of directors acts as a senior broker. We pay no commissions to the ship brokerage firm.

Shoreline Mutual Insurance Co. Under the Oil Pollution Act 1990 (OPA '90) every ship entering U.S. waters has to provide evidence of its ability to pay for the consequences of an oil pollution. Following receipt of such evidence the US Coast Guard (“USCG”) issues a Certificate of Financial Responsibility (“COFR”), which demonstrates the vessel's compliance with the provisions of the Act. Shoreline issues on behalf of its members financial guarantees to support the issuance of the COFRs for its members by the USCG. During 2007 Shoreline Mutual Bermuda Ltd provided to us financial guarantees needed to support COFRs issued by USCG for Omega Lady Sarah, Omega Lady Miriam and Omega Theodore. Our Chief Financial Officer is a non executive director of Shoreline. During 2007 and 2006 Shoreline’s charges amounted to $22 and $0, respectively, for which we were reimbursed by the vessels’ charterers, as per the respective charter party agreements. The outstanding balance due as of December 31, 2007 of $22 was fully paid in February 2008.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

The ordinary course of the Company’s business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.  We are not aware of any litigation in which we are currently involved, that individually and in the aggregate, would be material to us.

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

Our ability to pay dividends is subject to our satisfaction of the financial covenants contained in our credit agreements.  Under our credit facilities we are prohibited from paying dividends if (i) an event of default has occurred or will occur as a result of the payment of the dividend or (ii) the aggregate average fair market value of our vessels to total debt (as defined in our senior secured credit facility) is less than 125.0%.

Our board of directors continually reviews our dividend policy and may makes adjustments as it believes are appropriate taking into consideration the foregoing factors.

B. Significant changes

No significant changes occurred except for those mentioned in item 4.

ITEM 9 - THE OFFER AND LISTING

Shares of our Class A common stock commenced trading on the Nasdaq Global Market on April 7, 2006 under the symbol “ONAV”.  Shares of our Class A common stock also trade on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

The high and low closing prices of shares of our Class A common stock on the Nasdaq Global Market since April 7, 2006 is as follows:

For the Period	Low	High
December 2007	$15.80	$17.48
January 2008	$14.15	$16.87
February 2008	$14.62	$16.96
March 2008	$13.85	$15.29
April 2008	$15.50	$18.54
May 2008	$18.71	$21.66

2007
First quarter 2007	$14.50	$15.85
Second quarter 2007	$15.44	$23.53
Third quarter 2007	$18.00	$24.22
Fourth quarter 2007	$15.80	$20.96
Year ended December 31, 2007	$14.50	$24.22

2006
April 7, to June 30, 2006	$13.15	$16.60
Third quarter 2006	$14.65	$16.60
Fourth quarter 2006	$15.10	$16.25
Year ended December 31, 2006	$13.15	$16.60

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and articles of association

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2 to our Registration Statement on form F-1 filed with the Securities and Exchange Commission on March 17, 2006 with file number 333-132503.  Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section “Description of Capital Stock” in our Registration Statement on Form F-1 and is incorporated by reference herein.

C. Material Contracts

As of December 31, 2007 we had long term debt obligations under our credit facilities. For a full description of our credit facilities, see “Summary of Contractual Obligations” above.  Other than as described above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.  In the absence of exemption from tax under Section 883, the Company would have been effectively subject to a 4% tax on its gross U.S. source shipping income which would have amounted to approximately $0.4 million for the year ended December 31, 2007.

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

(ii)	It can satisfy any one of the following two (2) stock ownership requirements:

•	more than 50% of its stock, in terms of value, is beneficially owned by qualified

•	shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the “50% Ownership Test”; or

•	a class of its stock or that of its 100% parent is “primarily and regularly” traded on an established securities market located in the United States, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, the Company’s country of organization, and the country of incorporation of each of the Company’s subsidiaries that earned shipping income during 2007, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfies the country of organization requirement.

For the 2007 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company’s Class A common stock was “primarily traded” on the Nasdaq Global Market during 2007.

Under the final regulations, the Company’s Class A common stock will be considered to be “regularly traded” on the Nasdaq Global Market if such class of stock is listed on the Nasdaq Global Market and in addition is traded on the Nasdaq Global Market, other than in minimal quantities, on at least 60 days during the taxable year and the aggregate number of shares of Class A common stock so traded during the taxable year is at least 10% of the average number of shares of Class A common stock issued and outstanding during such year. The Company has satisfied the listing requirement as well as the trading frequency and trading volume tests.

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

Based on its shareholdings during its 2007 taxable year, the Company believes that it is not subject to the 5 Percent Override Rule for its 2007 taxable year.  Therefore, the Company anticipates that it satisfies the Publicly Traded Test for its 2007 taxable year.

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

Based on its U.S. source Shipping Income for 2007 and 2006, the Company would be subject to U.S. federal income tax of approximately $0.4 million and $0.2 million, respectively, under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.omeganavigation.com.  In addition, documents referred to in this annual report may be inspected at our offices at 24 Kanigos Street, Piraeus 185 34 J3 00000, Greece.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $2.8 million based upon our $274.4 million weighted average debt level during 2007.

The table below provides information about our long term debt and derivative financial instruments and other financial instruments at December 31, 2007 that are sensitive to changes in interest rates.  See notes 7 and 8 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter
	(amounts in million USD)
Long term debt
Variable interest rate ($US) (1)	0.8	-	8.8	292.8	1.4	20.4
Average interest rate	4.28%	3.86%	3.98%	4.12%	4.25%	-
Interest rate derivatives(2)
Rate collar notional amount(3)	136.9	136.9	-	-	-	-
Average pay rate(4)	4.80%	4.80%	-	-	-	-
Average receive rate(4)	4.28%	3.86%	-	-	-	-

(1) Refer to Item 18 for a complete description of our credit facilities. The analysis above reflects our debt maturities, following the third supplement amending our principal loan agreement with HSH Nordbank signed on March 28, 2008.
(2) In March 2006, we entered into an interest rate swap agreement in order to partially hedge our exposure to fluctuations in interest rates on its variable-rate debt, according to which the Company exchanges LIBOR with a fixed rate of 5.25% (pay fixed receive floating). The expiration date of the swap agreement was in April 2007 and the notional amount at inception was $144.4 million, diminishing down to $142.9 million following our term loan’s repayment schedule.
(3) The termination date of the rate collar option is in April 2009.  On April 15, 2008, we entered into a restructuring agreement amending the initial rate collar option with HSH which extended its duration up to April 4, 2011. Under the amended agreement we entered into a participation swap with gradual alignment factor. The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at maximum of 2.6% when the three months LIBOR drops below 2.5%.
(4) After the restructuring of the rate collar option with HSH, the cap has been set at 5.1% and the floor at 2.5% and, as a result, the implied forward interest rates in the yield curve are within the collar and therefore there are no expected inflows and outflows under the instrument.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures.

We evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

 (B)  Management’s Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 is effective.

(C)  Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., has issued an attestation report on the Company’s internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

 (D)  Changes in Internal Controls

N/A.

ITEM 16A. Audit Committee Financial Expert

In accordance with the rules of the Nasdaq Global Market, the exchange on which our Class A common stock is listed, the Company has appointed an audit committee whose members as of 2007 are Messrs. McCleery, Azhar and Harding.  Mr. McCleery has been determined to be a financial expert and independent according to Securities and Exchange Commission rules by the Company’s board of directors.  On December 31, 2007, the Company announced the appointment of Mr Huang Yuan Chiang as non executive independent director effective January 1, 2008.  Mr Huang Yuan Chiang is also a member of the audit committee in 2008.

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

ITEM 16C.  Principal Accountant Fees and Related Services

Audit fees

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A have billed us for audit and other services as follows:

	2007	2006
	Stated in Euro

Audit fees	409,500	157,500
All other fees	1,180	1,500

Total	410,680	159,000

Audit fees for 2007 relate to the audits of our 2007 consolidated financial statements and internal control over financial reporting and audit services provided in connection with SAS 100 reviews and registration statements. Audit fees for 2006 relate to the audit of our 2006 consolidated finanacial statements and audit services provided in connection with SAS 100 reviews. All other fees for 2007 and 2006 relate to access to Ernst & Young Online, a service of Ernst & Young that provides web based access to US GAAP and SEC related matters. There were no additional “Audit-Related Fees,” or “Tax Fees” billed in 2007.

ITEM 16D.  Exemption from the listing standards for Audit committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by Issuer and Affiliated purchases

None.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of our independent registered public accounting firm, Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth below on pages F-1 through F-36 and are filed as a part of this annual report.

ITEM 19 -EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and restated by-laws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Vessel Management Agreement with the V. Ships (1)
4.2	Senior Secured Credit Facility Agreement (3)
4.3	Form of Registration Rights Agreement in favor of ONE Holdings (1)
4.4	Form of Stock Incentive Plan (1)
4.5	Form of Vessel Management Agreement with Eurasia (4)
4.6	Form of Bridge Loan Facility with HSH Nordbank
4.7	Form of Second Supplement to Senior Secured Credit Facility Agreement with HSH Nordbank
4.8	Form of Third Supplement to Senior Secured Credit Facility Agreement with HSH Nordbank
4.9	Form of Junior Secured Credit Facility with BTMU and NIBC
4.10	Form of Credit Facility with Bremer, dated July 4, 2007
4.11	Form of Credit Facility with Bremer, dated August 24, 2007
4.12	Form of Credit Facility with Bank of Scotland
4.13	Form of Credit Facility with National Bank of Greece
4.14	Form of Pre-Delivery Credit Facility with Lloyds TSB Bank PLC
4.15	Form of Post-Delivery Credit Facility with Lloyds TSB Bank PLC
8.1	Subsidiaries of the Company
11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
____________
(1)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 filed on March 17, 2006, File No. 333-132503 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company’s Registration Statement on Form 8-A filed on April 4, 2006, File No. 000-51894 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company’s post effective amendment to its Registration Statement filed Form F-1 filed on April 7, 2006, File No. 333-132503 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company’s Annual Report on Form 20-F filed on April 25, 2007 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OMEGA NAVIGATION ENTERPRISES, INC.

By: /s/ Gregory McGrath
Gregory McGrath
Chief Financial Officer

Dated: June 11, 2008

OMEGA NAVIGATION ENTERPRISES, INC Audited consolidated financial statements as of December 31, 2007

OMEGA NAVIGATION ENTERPRISES INC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-3

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4

Consolidated Statements of Income for the years ended December 31, 2007, December 31, 2006 and for the period from February 28, 2005 (date of inception) through December 31, 2005	F-5

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2007, December 31, 2006 and for the period from February 28, 2005 (date of inception) through December 31, 2005	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2007 and December 31, 2006 and for the period from February 28, 2005 (date of inception) through December 31, 2005	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Omega Navigation Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Omega Navigation Enterprises Inc. (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for each of the years ended December 31, 2006 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Navigation Enterprises Inc. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for each of the years ended December 31, 2006 and 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Omega Navigation Enterprises Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
June 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Omega Navigation Enterprises Inc.’s  internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Omega Navigation Enterprises Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Omega Navigation Enterprises Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omega Navigation Enterprises Inc. as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for each of the years ended December 31, 2006 and 2007   and our report dated June 9, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
June 9, 2008

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2006 AND 2007 (Expressed in thousands of U.S. Dollars – except share and per share data)
	Notes		2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents			$3,862	$8,893
Accounts receivable, trade			145	179
Inventories			504	501
Prepayments and other			518	848
Restricted cash	2 and 7		2,477	417
Vessels held for sale	5		81,468	-
Total current assets			88,974	10,838

FIXED ASSETS:
Vessels, net	5		350,288	461,251
Property and equipment, net			143	103
Advances for vessels’ acquisition	4		200	44,869
Total fixed assets			350,631	506,223

OTHER NON-CURRENT ASSETS:
Deferred charges	6		226	343
Restricted cash	2 and 7		4,000	5,081
Total other non current assets			4,226	5,424

Total assets			$443,831	$522,485

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	7		$49,133	$781
Accounts payable			1,496	869
Accrued and other current liabilities			1,129	2,740
Deferred revenue	2	(q)	2,719	1,869
Derivative liability	8		32	1,151
Dividends payable			-	30
Total current liabilities			54,509	7,440

NON - CURRENT LIABILITIES:
Long- term debt, net of current portion	7		188,944	322,565
Warrants	5		-	7,097
Derivative liability	8		281	428
Dividends payable			-	81
Total non-current liabilities			189,225	330,171

COMMITMENTS AND CONTINGENCIES:			-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorised, none issued			-	-
Common stock:
Class A shares, par value $0.01 per share 75,000,000 shares authorised; 12,010,000 shares issued and outstanding as at December 31, 2006, 12,070,138 shares issued and outstanding as at December 31, 2007			120	120
Class B shares, par value $0.01 per share, 25,000,000 shares authorised; 3,140,000 shares issued and outstanding as at December 31, 2006 and December 31, 2007			31	31
Additional paid in capital			196,590	197,047
Retained earnings/ (Accumulated deficit)			3,356	(12,324)
Total stockholders’ equity			200,097	184,874

Total liabilities and stockholders’ equity			$443,831	$522,485

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD FROM FEBRUARY 28, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data)

	Notes	2005	2006	2007
CONTINUING OPERATIONS
Revenues
Voyage revenues		$-	26,867	69,890
Expenses
Voyage expenses	12	-	(341)	(930)
Vessel operating expenses	12	-	(5,669)	(13,121)
Depreciation and amortization		-	(7,236)	(17,557)
Management fees	1	-	(568)	(1,110)
Options’ premium	4	-	(200)	(200)
General and administrative expenses		(754)	(2,354)	(5,088)
Foreign currency gains/ (losses)		3	(33)	(90)
Operating Income / (Loss)		(751)	10,466	31,794

Other income / (expenses)
Interest and finance costs	13	(1)	(7,483)	(18,579)
Interest income		12	1,837	1,821
Change in fair value of warrants	5	-	-	1,071
Loss on derivative instruments	8	-	(255)	(1,221)
Total other income / (expenses), net		11	(5,901)	(16,908)

INCOME/ (LOSS) FROM CONTINUING OPERATIONS		(740)	4,565	14,886

DISCONTINUED OPERATIONS
Income / (Loss) from discontinued operations of the dry-bulk carrier fleet (including a gain on extinguishment of debt of $5,000 in 2006)		5,118	11,249	(155)
Impairment loss on disposal of dry bulk carrier vessels	5	-	(1,686)	-
INCOME / (LOSS) FROM DISCONTINUED OPERATIONS		5,118	9,563	(155)

Net income		$4,378	14,128	14,731

Earnings / (Loss) per common share, basic and diluted:	9

- From continuing operations
Earnings / (Loss) per Class A common share, basic		$(0.23)	0.42	0.98
Earnings / (Loss) per Class A common share, diluted		$(0.23)	0.42	0.95
Earnings / (Loss) per Class B common share, basic and diluted		$(0.23)	0.30	0.98
Weighted average number of Class A common shares, basic		10,000	8,689,452	12,010,000
Weighted average number of Class A common shares, diluted		10,000	8,689,452	12,488,976
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000	3,140,000

- From discontinued operations
Earnings per Class A common share, basic and diluted		$1.91	0.87	(0.01)
Earnings per Class B common share, basic and diluted		$1.62	0.63	(0.01)
Weighted average number of Class A common shares, basic		10,000	8,689,452	12,010,000
Weighted average number of Class A common shares, diluted		10,000	8,689,452	12,488,976
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000	3,140,000

- From continuing and discontinued operations
Earnings per Class A common share, basic		$1.68	1.29	0.97
Earnings per Class A common share, diluted		$1.68	1.29	0.94
Earnings per Class B common share, basic and diluted		$1.39	0.93	0.97
Weighted average number of Class A common shares, basic		10,000	8,689,452	12,010,000
Weighted average number of Class A common shares, diluted		10,000	8,689,452	12,488,976
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000	3,140,000
The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM FEBRUARY 28, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005
AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data)

		Class A		Class B
		Common Stock		Common Stock
	Comprehensive Income	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Retained Earnings/(Accumulated Deficit)	Total
Balance February 28, 2005 (date of inception)	-	-	-	-	-	-	-	-
- Capital contributions	-	-	-	-	-	10,000	-	10,000
- Issuance of capital stock	-	10,000	-	3,140,000	31	(1)	-	30
- Net income	4,378	-	-	-	-	-	4,378	4,378
Comprehensive income	$4,378
Balance, December 31, 2005		10,000	$-	3,140,000	$31	$9,999	$4,378	$14,408

- Proceeds from initial public offering, net of related costs	-	12,000,000	120	-	-	186,591	-	186,711
- Net income	14,128	-	-	-	-	-	14,128	14,128
- Dividends declared and paid ($1 per share)	-	-	-	-	-	-	(15,150)	(15,150)
Comprehensive income	$14,128
Balance December 31, 2006		12,010,000	120	3,140,000	31	196,590	3,356	200,097

- Issuance of restricted shares	-	60,138	-	-	-	457	-	457
- Net income	14,731	-	-	-	-	-	14,731	14,731
- Dividends declared and paid ($2 per share)	-	-	-	-	-	-	(30,411)	(30,411)
Comprehensive income	$14,731
Balance December 31, 2007		12,070,138	120	3,140,000	31	197,047	(12,324)	184,874

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 28, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2007
 (Expressed in thousands of U.S. Dollars)

	2005	2006	2007
Cash flows from operating activities:
Net income / (loss) from continuing operations	$(740)	4,565	14,886
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Depreciation and amortization	-	7,236	17,557
Amortization and write-off of loan fees	-	197	307
Stock based compensation	-	-	457
Unrealized loss on derivative instruments	-	313	1,266
Options’ premium	-	200	200
Change in fair value of warrants	-	-	(1,071)
(Increase) / Decrease in:
Receivables	-	(18)	(150)
Prepayments and other	-	(452)	(386)
Inventories	-	(504)	4
Increase / (Decrease) in:
Accounts payable	335	989	(465)
Accrued liabilities	750	109	1,849
Deferred revenue	-	2,367	(498)
Dividends payable	-	-	111
Net cash provided by-continuing operating activities	345	15,002	34,067
Net cash provided by/ (used in)-discontinued operating activities	9,226	7,728	(695)
Net cash provided by operating activities	9,571	22,730	33,372

Cash flows provided by /(used in) investing activities:
Vessels acquisition	-	(357,495)	(120,292)
Advances for vessels acquisition	-	(400)	(44,865)
Property and equipment acquisition	-	(172)	(21)
Net cash used in investing activities-continuing operations	-	(358,067)	(165,178)
Net cash provided by /(used in) investing activities-discontinued operations	(43,364)	-	81,468
Net cash used in investing activities	(43,364)	(358,067)	(83,710)
4
Cash flows from financing activities:
Capital contributions, net of related costs	10,030	159,874	-
Initial public offering related costs	(1,163)	-	-
Proceeds from bank credit facilities	-	203,000	156,760
Proceeds from stockholder’s short-term financing	377	69	-
Payments of stockholder’s short-term financing	(255)	(191)	-
Financing costs	-	(1,245)	(537)
Dividends paid	-	(15,150)	(30,411)
Principal payments of bank credit facilities	-	(2,161)	(33,320)
(Increase) / decrease in restricted cash	-	(5,769)	272
Net cash provided by financing activities-continuing operations	8,989	338,427	92,764
Net cash provided by /(used in) financing activities-discontinued operations	29,862	(4,286)	(37,395)
Net cash provided by financing activities	38,851	334,141	55,369

Net increase / (decrease) in cash and cash equivalents	5,058	(1,196)	5,031
Cash and cash equivalents at beginning of period/year	-	5,058	3,862
Cash and cash equivalents at end of period/year	$5,058	3,862	8,893
Supplemental cash flow information
Cash paid during the period/year for interest on bank loans	$2,433	8,966	17,199
Cash paid during the period/year for interest on sellers’ notes	$706	1,632	-
Non-cash financing activities
Seller’s notes for vessel acquisitions	$72,500	-	-
Reduction in sellers’ note due to sale of vessel	$(28,000)	-	-
Extinguishment of sellers’ notes	$-	(5,000)	-
Issuance of warrants for vessels’ acquisition	$-	-	8,168
The accompanying notes are an integral part of these consolidated financial statements

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.     Basis of presentation and general information:

The accompanying consolidated financial statements include the accounts of Omega Navigation Enterprises Inc. (“Omega”) and its wholly owned subsidiaries (collectively, the “Company”). Omega was incorporated on February 28, 2005 under the laws of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On March 2, 2005, the Company commenced operations and preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. In April 2006, the Company completed its initial public offering, the net proceeds of which amounted to $186,711. The Company’s Class A shares are listed on the Nasdaq National Market and on the Singapore Exchange Securities Trading Limited.

The Company, following the sale of its dry bulk carrier vessels as discussed in Note 5, is currently engaged in the ocean transportation services of crude and refined petroleum products. Omega is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at December 31, 2007
Company	Country of incorporation	Vessel-owned	Type of vessel	Acquisition/ disposition Date

Galveston Navigation Inc.	Marshall Islands	OMEGA LADY MIRIAM	Product Tanker	August 2006
Beaumont Navigation Inc.	Marshall Islands	OMEGA LADY SARAH	Product Tanker	June 2006
Carrolton Navigation Inc.	Marshall Islands	OMEGA PRINCE	Product Tanker	June 2006
Decatur Navigation Inc.	Marshall Islands	OMEGA PRINCESS	Product Tanker	July 2006
Elgin Navigation Inc.	Marshall Islands	OMEGA QUEEN	Product Tanker	May 2006
Fulton Navigation Inc.	Marshall Islands	OMEGA KING	Product Tanker	June 2006
Orange Navigation Inc.	Marshall Islands	OMEGA EMMANUEL	Product Tanker	March 2007
Baytown Navigation Inc.	Marshall Islands	OMEGA THEODORE	Product Tanker	April 2007

Ship-owning companies with vessels under construction at December 31, 2007

Company	Country of incorporation	Hull Number	Type of vessel	Expected Year of delivery
Tyler Navigation Inc	Marshall Islands	2189	Product Tanker	2010
Pasedena Navigation Inc	Marshall Islands	2190	Product Tanker	2010
Sunray Navigation Inc	Marshall Islands	2191	Product Tanker	2010
Nederland Navigation Inc	Marshall Islands	2192	Product Tanker	2010
Lakeview Navigation Inc	Marshall Islands	2193	Product Tanker	2011

Ship-owning companies with vessels sold during the year 2007
Company	Country of incorporation	Vessel-owned	Type of vessel	Disposition Date

Abilene Navigation Inc.	Marshall Islands	EKAVI I	Bulk Carrier	January 2007
Hamilton Navigation Inc.	Marshall Islands	ELECTRA I	Bulk Carrier	January 2007

Other group companies
Company	Country of incorporation	Activity

Omega Management Inc.	Marshall Islands	Fleet commercial management
Omega Navigation (USA) LLC	USA	Company’s representative in United States

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.     Basis of presentation and general information – (continued)::

The day-to-day operations of the Company’s vessels are managed by two unrelated third party managers under separate management agreements with each vessel-owning subsidiary, effective upon each vessel’s delivery, which agreements provide for an annual fixed management fee per vessel increased, where specified, by miscellaneous management expenses while the vessel operating expenses are charged as incurred, and, following either party’s prior written notice, can be terminated within one to three months period from such notice.

The Company’s dry bulk carrier vessels were managed, up to the date of their sale discussed in Note 5, by Target Marine S.A., a company beneficially owned by a relative of Mr. George Kassiotis, the Company’s President and Chief Executive Officer, who is not an immediate family member of Mr. Kassiotis.  Neither Mr. Kassiotis nor any of the Company’s other directors or officers have any ownership interest in Target Marine S.A.  Vessels’ management fees and operating expenses charged by Target Marine S.A. for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007 amounted to $372 and $2,791, $365 and $2,757 and $35 and $136 respectively and, following the Company’s decision to dispose off its dry bulk carrier vessels, are included in income from discontinued operations in the accompanying consolidated statements of income. The related agreements were terminated upon delivery of the vessels to their new owners (Note 5).

During the years ended December 31, 2005, 2006, 2007, six charterers individually accounted for 10% or more of the Company’s voyage and time charter revenues as follows:

Charterer	2005	2006	2007	Reportable segment (Note 15)
A	39%	33%	-	Dry bulk carriers
B	15%	-	-	Dry bulk carriers
C	12%	-	-	Dry bulk carriers
D	-	26%	28%	Product tankers
E	-	19%	50%	Product tankers
F	-	18%	22%	Product tankers

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

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

(f)
Restricted Cash: Restricted cash includes minimum liquid funds and  deposits in so-called “retention accounts” that can only be used for the purposes of loan repayment as required under the Company’s borrowing arrangements, as well as deposits of dividends paid to unvested restricted shares.

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

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.      Significant accounting policies and recent accounting pronouncements – (continued):

(i)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2006 and 2007.

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

It is the Company's policy to dispose off vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(k)
Property and equipment: Property and equipment consists of office furniture and equipment, computer software and hardware and leasehold improvements. The useful life of the office furniture and equipment is 5 years and of the computer software and hardware is 3 years. Leasehold improvements are depreciated over the remaining contractual term of the lease. Depreciation is calculated on a straight-line basis and amounted to $29 and $60 in 2006 and 2007 respectively.

(l)
Reporting Discontinued operations: The current and prior year periods results of operations and cash flows of assets classified as held for sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal and that the Company will not have continuing involvement in the operation of these assets after their disposal.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.      Significant accounting policies and recent accounting pronouncements – (continued):

(m)
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

(n)
Impairment of Long-Lived Assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. The review for impairment of each vessel’s carrying amount as of December 31, 2005, 2006 and 2007 did not result in an indication of an impairment loss.

(o)
Financing Costs: Arrangement fees, except as noted below, paid to lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and are amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized as deferred financing costs and are amortized on a pro rata basis according to the loan availability terms. Loan commitment fees as well as agency and handling fees are charged to expense in the period incurred.

(p)
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

(q)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base daily charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually  settled.  Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Deferred revenue represents cash received on charter agreements prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

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

(r)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(s)
Earnings/ (Loss) Per Common Share: Basic earnings/ (loss) per common share is computed by dividing income/ (loss) available to common stockholders by the weighted average number of common shares deemed outstanding during the period. Diluted earnings/ (loss) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As the Company was incorporated on February 28, 2005 but did not commence operations nor issue any shares of its common stock until March 2, 2005, the common stock issued to the Company’s then sole shareholder (as discussed in Note 11) is considered as outstanding for the entire period from February 28, 2005 (date of inception) to December 31, 2005 for purposes of both basic and diluted earnings per share calculations. As further discussed in Note 11, the Company, on March 11, 2006, amended and restated its articles of incorporation and authorized the issuance of preferred stock, as well as common stock with different participation rights in dividends. Accordingly, the Company follows the two-class presentation for purposes of both basic and diluted earnings/ (loss) per share calculations. The Company had no dilutive securities during the period from February 28, 2005 (date of inception) to December 31, 2005 and the year ended December 31, 2006, while for the year ended December 31, 2007, diluted earnings/ (loss) per share reflect the potential dilution from the restricted stock granted by the Company under its equity incentive plan (Note 11) and from the warrants issued by the Company in order to partially finance vessels’ acquisition (Note 5).

(t)
Pension and retirement benefit obligation: Administrative personnel employed by Omega Management are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the year ended December 31, 2006 and 2007 amounted to $68 and $136 respectively. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The majority of administrative personnel were hired in 2006. The Company’s liability on an actuarially determined basis, at December 31, 2006 and 2007 amounted to $24 and $35, respectively.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.      Significant accounting policies and recent accounting pronouncements – (continued):

(u)
Share based payments: According to SFAS No.123(R) “Share Based Payment” a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. A public company will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(v)
Financial instruments with characteristics of both liabilities and equity: SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” establishes standards for the accounting for certain financial instruments with characteristics of both liabilities and equity. Certain obligations to issue a variable number of shares are financial instruments that embody unconditional obligations, or financial instruments other than outstanding shares that embody conditional obligation, that the issuers must or may settle by issuing variable number of equity shares. These obligations also must be classified as liabilities if, at inception, the monetary values of the obligations are based solely or predominantly on any one of the following: 1) a fixed monetary amount known at inception, 2) variations in something other than the fair value of the issuer’s equity shares, or 3) variations inversely related to changes in the fair value of the issuer’s equity shares. Freestanding financial instruments indexed to or potentially settled in the issuer’s shares for which equity classification is precluded by SFAS No. 150 initially and subsequently should be measured at fair value. Subsequently changes in fair value are recognized in earnings.

(w)
Derivative instruments: SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.      Significant accounting policies and recent accounting pronouncements – (continued):

(x)
Segmental reporting: SFAS No. 131 ‘‘Disclosure about Segments of an Enterprise and Related Information’’ requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the Panamax product tankers segment, the Handymax product tankers segment and Dry bulk carriers segment. As discussed in Notes 1 and 5, the Company has disposed of its dry bulk carriers segment.

(y)
Recent accounting pronouncements: In September 2006 SFAS No. 157 “Fair Value Measurements” was issued. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

In February 2008, the FASB issued Staff Position FASB 157-1 which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations”, or No. 141(R) “Business Combinations”, regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued Staff Position FASB 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. The Company will apply the provisions of SFAS No. 157 to non – financial assets and non – financial liabilities beginning in fiscal year 2009. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.      Significant accounting policies and recent accounting pronouncements – (continued):

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No.159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This standard is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No.159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. This standard will be effective for the Company for the fiscal year beginning on January 1, 2008. The Company evaluated the guidance contained in SFAS No. 159 and has elected not to report any existing financial assets or liabilities (other than those currently reported)  at fair value, therefore, the adoption of the statement is not expected to have any impact on the Company’s financial position and results of operation. The Company, however, retains the ability to elect the fair value option for certain assets and liabilities acquired under this new pronouncement.

In December, 2007, the FASB issued SFAS No. 141(R) “Business Combinations” which revises SFAS No. 141 “Business Combinations” issued in June 2001, and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. SFAS No. 141(R) establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The standard applies to all transactions in which an entity obtains control of a business and is effective for the Company for acquisitions on or after January 1, 2009. The Company is currently evaluating the impact of the adoption of this standard, if any.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51. SFAS 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This standard will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. This standard applies to all entities and changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard is intended to enhance the current disclosure framework in SFAS No. 133. To meet this objective, this Standard requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective as of the beginning of an entity’s fiscal year that begins on or after November 15, 2008. The Company will apply this statement beginning January 1, 2009.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements – (continued):

(z)
Reclassifications of Prior Year Balances: Certain minor reclassifications have been made to the 2006 consolidated financial statements to conform to the current year presentation. Restricted cash balances of $1,546 relating to interest bearing bank accounts (called “retention accounts”) maintained by the Company under the terms of the agreement with HSH Nordbank (Note 7), previously classified under non current assets have been reclassified to current assets cash in the accompanying 2006 consolidated balance sheet. Furthermore, an amount of $281 previously classified within short term derivative liability has been reclassified to long term liabilities in the accompanying 2006 consolidated balance sheet.

3.     Transactions with related parties:

(a)
Cosmos Maritime Corporation Inc (“Cosmos”): Within 2007, the Company paid $10 on behalf of Cosmos, a newly established company beneficially owned by the Company’s Chief Executive Officer, for certain general and administrative expenses incurred by Cosmos. The respective receivable was settled in February 2008.

(b)
Charter party agreements for the vessels Omega Emmanuel and Omega Theodore, acquired within 2007 (Note 5), were arranged through a ship-brokerage firm, in which a non-executive director of the Company’s Board of Directors acts as a senior broker. No commissions are paid by the Company to the ship brokerage firm.

(c)
Shoreline Mutual Bermuda Ltd. (“Shoreline”): Under the Oil Pollution Act 1990 (OPA '90) every ship entering U.S. waters has to provide evidence of its ability to pay for the consequences of an oil pollution. Following receipt of such evidence the US Coast Guard (“USCG”) issues a Certificate of Financial Responsibility (“COFR”), which demonstrates the vessel's compliance with the provisions of the Act. Shoreline issues on behalf of its members financial guarantees to support the issuance of the COFRs for its members by the USCG. During 2007 Shoreline Mutual Bermuda Ltd provided to the Company financial guarantees needed to support COFRs issued by USCG for Omega Lady Sarah, Omega Lady Miriam and Omega Theodore. The Company's Chief Financial Officer is a non executive director of Shoreline. During 2007 and 2006 Shoreline’s charges amounted to $22 and $0, respectively, for which the Company was reimbursed by the vessels’ charterers, as per the respective charter party agreements. The outstanding balance due as of December 31, 2007 of $22 was fully paid in February 2008.

4.      Advances for vessels’ acquisition:

On February 15, 2006, the Company entered into four option agreements to acquire four Ice Class 1A double hull Panamax product tankers from sellers affiliated with Target Marine S.A. (Note 1). The nominal purchase price agreed for each product tanker was $66.0 million, subject to adjustment based on prevailing market prices and negotiations upon exercise by the Company of its options. The product tankers were under construction and expected to be available for delivery between March 2007 and September 2007. In order to conclude such option agreements, the Company paid a non-refundable option fee of $100 per agreement. All of the four options expired (without being exercised), two of them in November-December 2006 and the two remaining in April-May 2007; the corresponding fees of $200 per couple of options were written-off upon expiration and were reflected as Options’ premium in the accompanying 2006 and 2007 consolidated statements of income.  On February 7, 2007, the Company, following further negotiations with the sellers, entered into two Memoranda of Agreement for the acquisition of the two product tankers related to the options expired in November-December 2006, as further discussed in Note 5 below.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

4.     Advances for vessels’ acquisition – (continued):

On June 15, 2007, the Company entered into five shipbuilding contracts for the acquisition of five new buildings double hull handymax product tankers, four of which being scheduled for delivery in 2010 and the fifth within the first quarter of 2011. The contractual purchase price is $44,235 per vessel ($221,175 in total) and will be paid in six instalments, each of the first two (2) instalments being equal to 10% of the vessels’ purchase price and each of the next four (4) instalments being equal to 20% of the vessels’ purchase price. As at December 31, 2007, the Company has paid the first two instalments totalling $44,235 (20% of the vessels’ total purchase price) and has incurred $634 of additional costs.

The amount in the accompanying consolidated balance sheets as of December 31, 2006 and 2007 is analyzed below:

	2007	2006
- Options’ premium	-	200
- Pre-delivery instalments	44,235	-
- Capitalized interest and other related costs	634	-
	44,869	200

5.      Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2005	87,864	(2,373)	85,491
- Vessel acquisitions	357,495	-	357,495
- Depreciation	-	(9,544)	(9,544)
- Vessels reclassified as held for sale	(87,864)	4,710	(83,154)
Balance, December 31, 2006	357,495	(7,207)	350,288
- Vessel acquisitions	128,460	-	128,460
- Depreciation	-	(17,497)	(17,497)
Balance, December 31, 2007	485,955	(24,704)	461,251

On September 13, 2006, the Company entered into Memoranda of Agreement with unrelated third party companies to sell its two dry bulk carrier vessels for $41,250 each. At that date, the Company classified those vessels as “held for sale”; the results of their operations and cash flows for all periods presented are reported as discontinued operations in the accompanying consolidated statements of income and cashflows. Within January 2007, the dry bulk carrier vessels were sold for a consideration, net of brokerage commissions, of $81,468.

As previously discussed in Note 4 above, on February 7, 2007, the Company entered into two Memoranda of Agreement with sellers affiliated with Target Marine SA., for the purchase of two Ice Class 1A double hull Panamax product tankers. On March 27, 2007 and April 26, 2007, the Company took delivery of the two (2) product tanker vessels, named Omega Emmanuel and Omega Theodore. The acquisition of these vessels was financed from the proceeds of bank credit facilities discussed in Note 7, the net proceeds from the sale of the two dry bulk product carriers discussed above and warrants issued by the Company, further discussed below. Total acquisition cost recorded was $128,432, comprising of cash consideration of $120 million,

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

5.     Vessels, net – (continued):

warrants’ fair value of $8,168 measured at delivery dates by using a binomial model and additional pre-acquisition costs of $264.

The warrants issued entitle the holders to a variable number of shares of Class A common stock equal to the quotient of $4.5 million divided by the warrant share price which shall be the greater of (i) the price equal to the average closing price of the Company’s Class A common stock on the Nasdaq Stock Market or such other stock exchange as the Class A common shares may then be listed and have their primary trading market, during the 15 business days immediately preceding the exercise date, less 8% of such average price, and (ii) eighteen dollars US ($18.00). However, if the average closing price of the Company’s Class A common shares on the primary trading market during the 15 business days immediately preceding the exercise date is less than $18.00, the buyer shall pay to the seller, in cash, an amount equal to the lesser of (i) the difference between the aggregate warrant share price and $4.5 million; and (ii) $0.5 million, in addition to the issuance of the warrant shares upon exercise of the warrant. The warrants may not be exercised for any security other than the warrant shares and may not be exercised for cash, other than as provided for above. The warrants shall remain outstanding until March 31, 2009. Furthermore the warrants do not give their holders (until their exercise date) rights as shareholders of the Company, either at law or in equity, including the right to vote, receive dividends, consent or receive notices as a member with respect to any meeting of members for the election of managers of the Company or for any other matter and they are non-transferable without the Company’s prior written consent.

The warrants are accounted for as a liability in the 2007 consolidated balance sheet with changes in fair value recognized in earnings at each reporting date, in accordance with the requirements of SFAS No. 150  and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The difference in fair values from initial measurement is separately reflected in the accompanying 2007 consolidated statement of income. If the settlement of warrants were to occur at December 31, 2007 the Company would issue 500,000 Class A common shares and would pay in cash additional $760, that is the difference between the $18.00 per share and average closing price during the 15 business days immediately preceding December 31, 2007. The maximum number of shares that could be required to be issued by the Company under the specific warrant terms is 500,000 and the maximum amount of additional cash payment amounts to $1,000.

All of the Company’s vessels have been provided as collateral to secure the bank credit facilities discussed in Notes 7 and 16 and, as of December 31, 2007, were operating under time charters which gradually expire up to May 2010.

6.      Deferred charges:

The amounts in the accompanying consolidated balance sheets relate to loan arrangement fees paid to the Company’s lenders and are analyzed as follows:

Balance, December 31, 2005	-
- Additions	1,425
- Amortization	(65)
- Financing fees presented as a contra to debt	(1,134)
Balance, December 31, 2006	226
- Additions	537
- Amortization	(31)
- Financing fees presented as a contra to debt	(389)
Balance, December 31, 2007	343

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

6.     Deferred charges – (continued):

Financing fees presented as a contra to debt represent the portion of loan arrangement fees relating to the outstanding portion of debt. The amortization of loan financing costs is included in “Interest and finance costs” in the accompanying consolidated statements of income, except for the amortization of loan financing costs relating to the financing of the five new buildings discussed in Note 4 that amounts to $4 and is included in “Advances for vessels’ acquisition” in the accompanying 2007 consolidated balance sheet.

7.      Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2006	2007
Term loans (Note 16)	142,906	180,038
Revolving facility (Note 16)	96,034	141,807
Bridge loan facility (Note 16)	-	2,433
	238,940	324,278
Less unamortized financing fees	(863)	(932)
Total	238,077	323,346
Less: Current portion of long-term debt (Note 16)	(49,133)	(781)
Long -term debt, net of current portion Portionportion	188,944	322,565

The movement of the Company’s bank debt during 2007 per type and financial institution is analysed as follows:

		Movement in 2007
Name of Financial Institution/ loan type	Balance at December 31, 2006	Drawdowns	Capitalized interest	Repayments	Balance at December 31, 2007	Unused portion (1)
(I) HSH
- Term loan	142,906	38,102	-	(41,089)	139,919	-
- Revolving facility	96,034	56,216	-	(10,443)	141,807	-
- Bridge loan	-	2,433	-	-	2,433	-
	238,940	96,751		(51,532)	284,159	-

(II) Bremer (term loan)	-	35,802	175	(19,890)	16,087	39,163

(III) Bank of Scotland (term loan)	-	15,925	145	-	16,070	53,930

(IV) NBG (term loan)	-	7,962	-	-	7,962	25,214

Total	238,940	156,440	320	(71,422)	324,278	118,307
(1) Based on the maximum nominal amounts available under the loan facilities.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.      Long-term debt – (continued):

(I)  HSH Nordbank (“HSH”)

On April 7, 2006, the Company entered into a senior secured credit facility with HSH, as amended on July 28, 2006, for a maximum of $145.0 million term loan and a revolving credit facility of a maximum of $150.0 million for the purpose of (i) repaying the outstanding balance of a term loan facility concluded in 2005 for the partial financing of the Company’s two (2) dry bulk vessels and (ii) partially financing the six product tankers acquired in 2006.

On March 21, 2007, the Company repaid $38,102 of the term loan facility relating to the dry bulk vessels which were disposed as discussed in Note 5 above; the related term loan deferred financing costs of $41 were written-off against income from discontinued operations in the accompanying consolidated 2007 statement of income. Simultaneously, the Company, through a supplemental agreement with HSH as of the same date, re-borrowed this amount, which was used for the partial financing of the acquisition of the tanker vessels Omega Emmanuel and Omega Theodore.

Drawdowns within 2007 under the revolving facility were used to partly finance the acquisition of the Omega Emmanuel and the Omega Theodore.

The senior secured credit facility was payable within 5 years (i.e. up to April 11, 2011) from the initial loan agreement date, in partial semi-annual or quarterly instalments starting on agreed dates following each draw-down and a final balloon instalment upon maturity date, which, as of December 31, 2007, amounted to $242,719.

The senior secured credit facility bears interest at LIBOR plus a margin and  is secured by a) first priority mortgages over the borrower’s vessels; b) pledge of accounts in credit; (c) owners guarantee; (d) assignment of insurance and earnings of the mortgaged vessels.

The senior secured credit facility contains financial covenants calculated on a consolidated basis, requiring the Company to maintain leverage ratio of not more than 65%, minimum liquidity which is equal to the higher of (i) $4.0 million and (ii) $500 multiplied by the number of vessels with more than six months remaining charter employment and $750 multiplied by the number of vessels with less than six months remaining charter employment, maintain a working capital of not less than $1 million, maintain a ratio of EBITDA to interest payable of not less than 3:1, and to ensure that at all times the fair market value of the vessels securing the facility is not less than 135% of the outstanding balance of the senior secured credit facility ($295.0 million). The Company is permitted to pay dividends under the credit facility so long as an event of default has not occurred and will not occur upon the payment of such dividends. Furthermore, the Company maintains with HSH an interest bearing retention account in which amounts equal to the repayments falling due on the next repayment date are deposited.

On April 25, 2007 the Company entered into an agreement with HSH for a $2,433 bridge facility to finance the remainder of the purchase price of the tanker vessels acquired in 2007. The Company drew down the total amount on April 25, 2007, shortly before the delivery of Omega Theodore. The bridge loan facility was initially payable by May 2008. Following the refinancing of the bridge facility with the Junior Facility discussed in Note 16, it is presented as long-term debt in the accompanying 2007 consolidated balance sheet.

As of December 31, 2007, the Company did not meet the working capital maintenance covenant of not less than $1 million discussed above. In addition, the Company was in violation of the original Interest coverage ratio since March 31, 2007, which provided for EBITDA/ Interest payable ratio of not less than 3:1.  The Company received a waiver from

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.      Long-term debt – (continued):

HSH whereby the ratio was modified until March 31, 2008 to 2:1, when the Company believed that this deficiency would be cured. Following the restructuring of the senior secured credit facility with HSH discussed in Note 16 such non-compliance was remedied and the outstanding balance of the entire facility with HSH, with the exception of an amount of $781 relating to an instalment that was due and paid by the Company prior to the restructuring, is presented as long-term debt in the accompanying 2007 consolidated balance sheet.

(II)  Bremer Landesbank Kreditanstalt Oldenburg Girozentrale (“Bremer”):

On July 4, 2007, the Company, entered into a secured loan facility with Bremer, of $19,890 to partially finance the first construction instalment of its five newbuildings discussed in Note 4. This loan was fully repaid on August 31, 2007, through cash available from operations and new term loans obtained from Bremer and other banks, as discussed below. On August 24, 2007, the Company entered into a new secured loan facility with Bremer of up to $55,250 for the purpose of (i) the partial repayment of the outstanding loan facility with Bremer discussed above and (ii) to partly finance the acquisition cost during the construction period of two of the Company’s newbuildings.  Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin. The interest of the first two advances will be deferred until the third instalment to the shipyard is due.

The Company has also entered into a commitment letter for a post-delivery facility of up to $66,300 representing the 75% of the vessels’ price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purposes of repayment of the pre-delivery facility as well as financing of sixth instalment to the shipyard. The loan will be drawn at the vessels’ delivery dates and will be repayable in 40 quarterly instalments ($460.5 per vessel) and a balloon instalment equal to $14,730 per vessel. Repayment will commence three months after delivery of the vessels. The loan will bear interest at LIBOR plus margin.  The Company pays commitment fees of 0.2% per annum on the post delivery commitment remaining undrawn.

(III) Bank of Scotland

On September 7, 2007 the Company entered into a senior secured loan facility up to a maximum of $70.0 million with Bank of Scotland, to partly finance the construction and acquisition cost of two of the Company’s newbuildings.  Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.3% per annum on the undrawn portion of the loan. The interest of the first two advances under each tranche will be deferred until the date the advance for the third instalment to the shipyard is drawn.

The senior secured loan facility will be repaid in 40 equal quarterly instalments of $506.75, commencing 3 months after the relevant vessel’s delivery date plus a balloon payment of $14,730.

        (IV) National Bank of Greece (“NBG”)

On November 20, 2007, the Company entered into a senior secured loan facility, with the NBG of up to the lesser of $33,176 or 75% of the fair market value of the vessel on delivery date, to partly finance the construction and acquisition cost of the remaining one of the Company’s newbuildings. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.2% per annum on the undrawn portion of the loan.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.      Long-term debt – (continued):

The loan is be repayable in 40 quarterly instalments ($497.65 each), commencing three months after delivery of the vessel, plus a balloon instalment equal to $13,270.

All term loan facilities discussed in (II), (III), (IV), are secured, prior to the newbuildings’ delivery by a) first priority assignment of all rights under the shipbuilding contracts signed on June 15, 2007 b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantees. Upon delivery of the newbuildings the term loan facilities, including the post delivery facility to which the Company is committed with Bremer, will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel’s insurances, c) Corporate guarantee, d) first priority assignment of vessels’ charter agreements and e) pledge over each of the vessels’ earnings account and retention accounts and e) manager’s undertaking. Furthermore, the term loan facilities above, contain also financial covenants calculated on a consolidated basis, providing for minimum requirements regarding a) liquidity/ working capital b) ratio of overall debt to total capitalization, c) ratio of EBITDA to interest expense and d) ratio of market value of the fleet to outstanding debt (covenant to be in effect upon vessels’ delivery, and for Bremer loan to be calculated on a standalone, ship-owning subsidiary basis also).  Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

The Company pays commitment fees on the undrawn portion of the revolving facility with HSH and the term loan facilities with the other lending banks, which for the years 2005, 2006 and 2007 amounted to $0, $249 and $173, respectively and are included in interest and finance costs in the accompanying consolidated statements of income.

Total interest incurred on long-term debt for the year ended December 31, 2005, 2006 and 2007 amounted to $1,738, $9,082 and $17,958, respectively (Note 13) and is included in income/(loss) from discontinued operations and interest and finance costs in the accompanying consolidated statements of income. The weighted average interest rate of the Company’s bank loans during 2005, 2006 and 2007 was 4.56%, 6.38% and 6.54% respectively.

The annual principal payments required to be made after December 31, 2007, following the Company’s debt restructuring (Note 16), are as follows:

Year ended December 31,	Amount
2008	781
2009	-
2010	8,885
2011	292,821
2012 and thereafter	21,791

8.      Financial instruments:

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of the interest rate swaps are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

In March 2006, the Company entered into two derivative contracts with HSH Nordbank, consisting of an interest rate swap agreement and a rate collar option (cap and floor), subsequently amended as to their notional amount and repayment dates, in order to coincide with those provided in the term loan signed with the same lending bank (Note 7). The interest rate swap was effective until April 2007.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

8.      Financial instruments – (continued):

The Company entered into these financial instruments in order to partially hedge its exposure to fluctuations in interest rates on its Term Loan. These financial instruments did not meet hedge accounting criteria. Accordingly, the changes in their fair values are reported in earnings.

As of and for the years ended December 31, 2006 and 2007, realized and unrealized gains and losses per category of derivative are analyzed as follows

	Realized	Unrealized
	Gains/(Losses)	Gains/(Losses)	Total

January 1, 2006	-	-	-
Interest rate swap	58	30	88
Rate collar option	-	(343)	(343)
Effect on 2006 earnings	58	(313)	(255)

December 31, 2006	-	(313)	(313)
Interest rate swap	45	(30)	15
Rate collar option	-	(1,236)	(1,236)
Effect on 2007 earnings	45	(1,266)	(1,221)

December 31, 2007	-	(1,579)	(1,579)

The above realized and unrealised loss from derivative instruments of $255 and $1,221 are reflected as Loss on derivative instruments in the accompanying consolidated statements of income. The fair values of the derivative contracts as of December 31, 2006 and 2007 of $313 and $1,579, respectively, are included under “Derivative liability”, current and non-current in the accompanying consolidated balance sheets.

9.      Earnings/ (loss) per Share:

All shares issued under the Company’s Incentive Plan (including non-vested shares) are the Company’s class A common stock and have equal rights to vote and participate in dividends upon their vesting. The right of Class B stockholders to receive dividends is subordinated to the right of Class A stockholders as further discussed in Note 11 (a). At the calculation of basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the year 2007 for non-vested shares are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. The calculation of diluted earnings per share includes also the shares assumed to be issued relating to warrants (Note 5). The number of shares assumed to be issued was calculated based on the average market price over the period of 15 business days immediately proceeding December 31, 2007, as per warrants’ terms. The denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding.

The components of the calculation of the basic and diluted shares for the period from February 28, 2005 (date of inception) to December 31, 2005 and for the years ended December 31, 2006 and 2007 are presented below:

	2005	2006	2007
Class A common stock
Weighted average common shares outstanding, basic	10,000	8,689,452	12,010,000
Add: Dilutive effect of non-vested shares	-	-	29,661
Add: Dilutive effect of warrants	-	-	449,315
Weighted average common shares outstanding, diluted	10,000	8,689,452	12,488,976

Class B common stock
Weighted average common shares outstanding, basic and diluted	3,140,000	3,140,000	3,140,000

9.      Earnings/ (loss) per Share – (continued):

The components of the calculation of basic and diluted earnings/ (loss) per share for the period from February 28, 2005 (date of inception) to December 31, 2005 and for the years ended December 31, 2006 and 2007 are presented below:

	2005
	Continuing operations	Discontinued operations	Total
Net income / (loss)	(740)	5,118	4,378
- Less dividends paid
Class A shares	-	-	-
Class B shares	-	-	-
Undistributed earnings / (loss)	(740)	5,118	4,378
Allocation of undistributed earnings:
To Class A shares
- 10,000 shares at $1.68 per share in total	(2)	19	17
To Class B shares
- 3,140,000 shares at $1.39 per share in total	(738)	5,099	4,361
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings / (loss)	(740)	5,118	4,378

	2006
	Continuing operations	Discontinued operations	Total
Net income	4,565	9,563	14,128
- Less dividends paid
Class A shares	(3,881)	(8,129)	(12,010)
Class B shares	(1,015)	(2,125)	(3,140)
Undistributed earnings/ (loss)	(331)	(691)	(1,022)
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $0.067 per share in total	(262)	(548)	(810)
To Class B shares
- 3,140,000 shares at $0.067 per share	(69)	(143)	(212)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (loss)	(331)	(691)	(1,022)

	2007
	Continuing operations	Discontinued operations	Total
Net income	14,886	(155)	14,731
- Less dividends paid for non vested shares	(111)	-	(111)
Net income available to common shareholders	14,775	(155)	14,620
- Less dividends paid
Class A shares	(24,020)	-	(24,020)
Class B shares	(6,280)	-	(6,280)
Undistributed earnings/ (loss)	(15,525)	(155)	(15,680)
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $1.035 per share in total	(12,307)	(123)	(12,430)
To Class B shares
- 3,140,000 shares at $1.035 per share	(3,218)	(32)	(3,250)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (loss)	(15,525)	(155)	(15,680)

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.      Earnings/ (loss) per Share – (continued):

Basic and diluted per share amounts:

	2005		2006		2007
Continuing Operations	Class A shares	Class B Shares	Class A shares	Class B shares	Class A Shares	Class B Shares
Basic
Distributed earnings	-	-	0.45	0.32	2.00	2.00
Undistributed earnings/ (loss)	(0.23)	(0.23)	(0.03)	(0.02)	(1.02)	(1.02)
Total	(0.23)	(0.23)	0.42	0.30	0.98	0.98

Diluted
Distributed earnings	-	-	0.45	0.32	1.93	2.00
Undistributed earnings/ (loss)	(0.23)	(0.23)	(0.03)	(0.02)	(0.98)	(1.02)
Total	(0.23)	(0.23)	0.42	0.30	0.95	0.98

Discontinued Operations
Basic
Distributed earnings	-	-	0.94	0.68	-	-
Undistributed earnings/ (loss)	1.91	1.62	(0.07)	(0.05)	(0.01)	(0.01)
Total	1.91	1.62	0.87	0.63	(0.01)	(0.01)

Diluted
Distributed earnings	-	-	0.94	0.68	-	-
Undistributed earnings/ (loss)	1.91	1.62	(0.07)	(0.05)	(0.01)	(0.01)
Total	1.91	1.62	0.87	0.63	(0.01)	(0.01)

Continuing and Discontinued Operations
Basic
Distributed earnings	-	-	1.39	1.00	2.00	2.00
Undistributed earnings/ (loss)	1.68	1.39	(0.10)	(0.07)	(1.03)	(1.03)
Total	1.68	1.39	1.29	0.93	0.97	0.97

Diluted
Distributed earnings	-	-	1.39	1.00	1.93	2.00
Undistributed earnings/ (loss)	1.68	1.39	(0.10)	(0.07)	(0.99)	(1.03)
Total	1.68	1.39	1.29	0.93	0.94	0.97

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

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

10.   Commitments and contingencies – (continued):

Contracts for vessels under construction: Refer to discussion made in Note 4, in connection with the Company’s five (5) newbuildings.

Operating leases: On June 29, 2005 and August 29, 2006 the Company entered into rental agreements, as amended on April 1, 2008, with a lessor affiliated to Target Marine S.A. to lease office space in Piraeus, Greece. The termination date of agreements, following their amendment in April 2008 is February 28, 2009. Neither the President and Chief Executive Officer nor any other director or officer of the Company has any ownership interest in the lessor. The monthly rental is Euro 1,850 and Euro 2,220 ($US dollars 2,723 and $US dollars 3,268 respectively using the exchange rate of U.S. dollar/Euro at December 31, 2007). The monthly rental, following the amendment of April 2008, will be Euro 2,050 and Euro 2,450. Rental expense for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007 amounted to $17, $42 and $65, respectively and is included in general and administrative expenses in the accompanying consolidated statements of income. The future minimum rentals payable under the above amended non-cancellable operating leases for 2008 and 2009, using the exchange rate of U.S. dollar/Euro at December 31, 2007, will be approximately $78 and $13, respectively.

Employment agreements: The Company, effective April 6, 2006 has signed employment agreements with its executives, namely the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”) and the Chief Financial Officer (“CFO”), which were amended on March 20, 2008. Under specific termination clauses in the employment agreements, as amended, the Company is committed to pay to its executives a lump sum of $1,300 in total, in addition to their base salary until the end of the contract term, for early termination of employment within its term or in the event there is a material breach by the Company of the terms of the respective employment agreements. Such amount will be increased by approximately $600 in total in the case the duration of the agreements is extended prior to the occurrence of such events. Furthermore, in the event of a change of control (as defined in the Company’s amended and restated articles of incorporation) during the term of the employment agreements, the Company is committed to pay its executives the equivalent of two to three years annual base salary, over and above the lump sum described above.

Periodic survey fees: The Company has entered into agreements with unrelated parties for the performance of periodic surveys for its vessels. The agreements provide for a fixed survey fee payable periodically throughout the duration of the agreements, the last of which expires in February 2013. The future minimum period survey fees payable under the above agreements for the years 2008, 2009, 2010, 2011, 2012 and 2013 will be $153, $141 $112, $112, $93 and $3, respectively.

11.   Stock:

(a)
Preferred stock and common stock: Under the amended and restated articles of incorporation, the Company’s authorized capital stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share and 100,000,000 shares of common stock, par value $0.01 per share, divided into 75,000,000 shares of Class A common stock and 25,000,000 shares of Class B (or “subordinated shares”) common stock. Through the amended and restated articles of incorporation, the Company declared a reverse stock split and issued 1 Class A share for every 300 shares of the then outstanding common stock of 3,000,000 shares owned by its sole stockholder. Following this reverse stock split the total issued and outstanding common stock of the Company was 10,000 Class A shares, par value $0.01 per share. Furthermore, on March 16, 2006, the Company declared a stock split in the form of stock dividend and issued 314 Class B shares for each of its 10,000 Class A shares. Following this stock dividend, 10,000 of Class A shares and 3,140,000 of Class B shares were issued and outstanding. All share and per share data included in the accompanying consolidated financial statements have been restated to reflect both the reverse stock split and the stock dividend. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The right of Class B stockholders to receive dividends is subordinated to the right of Class A stockholders. If the company has not sufficient cash available to a quarterly dividend of $0.50 per share (“base dividend”) to its Class A common stockholders, the right of Class B common stockholders to receive dividends will be subordinated to the right of Class A common stockholders to receive dividends during the subordination period. The subordination period commenced upon the issuance of the shares of Class B common stock upon completion of the initial public offering discussed below and is expected to end on the first day after the quarter ending December 31, 2008, subject to preconditions, as defined in the Company’s amended and restated articles of incorporation. In April 2006, the Company completed its initial public offering and issued 12,000,000 shares of common stock with par value $0.01 per share.  The net proceeds of the public offering amounted to $186,711.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

11.   Stock (continued):

(b)
Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, third party financing and advances for working capital purposes and (ii) payments made by the stockholders in excess of the par value of common stock purchased by them.

(c)	Dividends: During the year ended December 31, 2007, the Company declared and paid dividends of $30,411.

(d)
Equity Incentive plan: In February 2006, the Company adopted an equity incentive plan which entitles the Company to grant its officers, key employees and directors with options to acquire the Company’s common stock or restricted stock. A total of 1.5 million shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s Board of Directors. Under the terms of the plan, the Company’s Board of Directors will be able to grant new stock and/or options exercisable at a price per share to be determined by the Company’s Board of Directors. No stock and/or options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of December 31, 2005 and 2006, no stock and/or options were granted under the plan. During the year ended December 31, 2007 the Company granted restricted shares as follows:

(i) Restricted shares granted to Officers: On February 8, 2007 the Company granted restricted shares pursuant to the Company’s Stock Incentive Plan (the “Plan”) and entitle the Company’s officers, key employees and directors to receive option to acquire Class A common stock. The Plan is administered by the Board of Directors and granted 54,138 shares of restricted common stock to CEO, COO and CFO.

The restricted shares shall become vested, and the restrictions set forth in this award shall lapse, with respect to: (i) 25% of the shares covered by this award on the first anniversary of the date of this award, (ii) 25% of the shares covered by this award on the second anniversary of the date of this award, (iii) 50% of the shares covered by this award on the third anniversary of the date of this award, all conditioned upon the grantee’s continued service as an employee of the Company or as a director of the Company from the date of the award agreement through the applicable vesting date.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

11.   Stock (continued):

The grant date fair value of the restricted shares granted to CEO, COO and CFO amounted to $828 and is being recognized rateably as compensation cost in the consolidated income statement over the three year vesting period, of which $400 was recognized as general and administrative expenses in the accompanying 2007 consolidated statement of income. As of December 31, 2007 the total unrecognized cost related to the restricted shares is $428 which is expected to be recognized until February 2010. The fair value of each share granted on February 8, 2007 was $15.29 and is equal to the market value of the Company’s common stock as of that date.

(ii) Restricted shares granted to non executive directors: On July 26, 2007 the Company’s Board of Directors granted six thousand (6,000) restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares will become vested on the first anniversary of the date of grant.

The grant date fair value of the restricted shares granted to non executive directors amounted to $131 and is being recognized ratably as compensation in the consolidated income statement over the one year vesting period, of which $57 was recognized as general and administrative expenses in the accompanying 2007 consolidated statement of income. As of December 31, 2007 the total unrecognized cost related to the above restricted shares is $74 which is expected to be recognized until July 2008. The fair value of each share granted on July 26, 2007 was $21.84 and is equal to the market value of the Company’s common stock as of that date.

The Company follows the provisions of SFAS No. 123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments. All share-based compensation provided to employees is recognized in accordance with the provisions of SFAS No. 123(R) and classified as general and administrative expenses in the accompanying 2007 consolidated statement of income.

During the year ended December 31, 2007 the amount of dividends declared and deposited into the interest-bearing account discussed above on the restricted shares granted under the Plan, amounted to $111 and is recognized in the financial statements as a charge to retained earnings.

A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2007 and movement during the year 2007 is as follows:

	Number of restricted shares	Grant date fair values per restricted share
As at December 31, 2006	-	-
Granted on February 8, 2007	54,138	$15.29
Granted on July 26, 2007	6,000	$21.84
Vested	-	-
Forfeited	-	-
As at December 31, 2007	60,138

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

12.   Voyage and Vessel Operating Expenses:

Voyage and Vessel Operating Expenses are analyzed as follows:

Continuing operations
	2005	2006	2007
Voyage expenses
Commissions	-	335	864
Other	-	6	66
	-	341	930

Vessel Operating Expenses
Crew wages and related costs	-	2,651	7,314
Spares and consumables	-	1,122	2,394
Pre delivery expenses	-	659	862
Insurances	-	650	1,507
Inspection-Surveys-Safety	-	262	644
Repairs and maintenance	-	134	144
Other	-	191	256
	-	5,669	13,121

Discontinued operations
	2005	2006	2007

Voyage expenses	830	835	8

Vessel Operating Expenses	2,791	2,757	135

Vessel operating expenses under discontinued operations related to the two dry bulk carriers and were paid to Target Marine S.A. (see Note 1) at an agreed fixed daily rate per vessel.

13.   Interest and finance costs:

Interest and finance costs are analyzed as follows:

	2005	2006	2007
Continuing operations
Interest expense	-	6,711	18,464
Less: Interest capitalized	-	-	(590)
Interest expense, net	-	6,711	17,874
Bank credit facility commitment fees	-	249	173
Amortization and write-off of financing costs	-	197	307
Other finance costs	1	326	225
	1	7,483	18,579

Discontinued operations
Interest on bank credit facilities	1,738	2,371	84
Interest on Sellers’ Notes	1,969	369	-
Amortization and write-off of financing costs	131	139	41
Other finance costs	365	104	4

	4,203	2,983	129

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

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

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the public offering of the Company’s shares (Note 1), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the 50% Ownership Test can also be satisfied based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2005, 2006 and 2007, the Company would be subject to U.S. federal income tax of approximately $0 million, $0.2 million and $0.4 million, respectively, in the absence of an exemption under Section 883.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

15.   Segment information:

The table below presents information about the Company’s reportable segments as of December 31, 2005, 2006 and 2007 and for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements. All intra-segment balances/ transactions are eliminated in the preparation of the reportable segments.

	Product tankers
2005	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	-	-	16,015	-	16,015
Segment income/ (loss)	-	-	5,118	(740)	4,378
Total assets	-	-	90,375	2,017	92,392

	Product tankers
2006	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	19,141	7,726	15,521	-	42,388
Interest expense and finance costs	5,651	1,504	2,983	328	10,466
Interest income	208	89	6	1,540	1,843
Depreciation and amortization	5,223	1,984	2,337	29	9,573
Loss on derivative instruments	-	-	-	(255)	(255)
Segment income/ (loss)	3,983	2,232	9,563	(1,650)	14,128
Total assets	248,765	103,615	82,398	9,053	443,831

	Product tankers
2007	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	54,508	15,382	151	-	70,041
Interest expense and finance costs	15,103	2,907	129	569	18,708
Interest income	117	5	-	1,699	1,821
Depreciation and amortization	13,557	3,940	-	60	17,557
Change in fair value of warrants	1,071	-	-	-	1,071
Loss on derivative instruments	-	-	-	(1,221)	(1,221)
Segment income/ (loss)	15,647	4,737	(155)	(5,498)	14,731
Total assets	364,230	143,558	22	14,675	522,485

Dry bulk carriers segment was discontinued effective September 2006, as further discussed in Note 5. For the year ended December 31, 2007, the segment of handymax tankers includes the five new building vessels discussed in Note 4.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16.   Subsequent events:

a)
Declaration of dividends: On February 6, 2008, the Company declared dividends amounting to $7,605 or $0.50 per share. The dividends were paid on March 3, 2008 to the stockholders of record as of February 21, 2008.

b)
Shareholder rights plan: On February 22, 2008 the Company’s Board of Directors has approved a shareholder rights plan. The Company declared a dividend of one preferred share purchase right to purchase one one-thousandth of the Company’s Series A Participating Preferred Stock for each outstanding share of the Company’s common stock, par value $0.01 per share. Each right entitles the register holder to purchase from the Company one one-thousandth of a share of series A Participating Preferred Stock at an exercise price of $60. Rights under the plan were issued to shareholders of record as of March 7, 2008. The rights will expire on March 7, 2018.

The rights will become exercisable upon the earlier of (a) the tenth day after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the rights to acquire, beneficial ownership of 15% or more of the common shares then outstanding, or (b) the tenth business day after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding common shares. Persons who are beneficial owners of 15% or more of the Common Shares outstanding on the effective date of the rights agreement are excluded from the definition of “Acquiring Person” until such time as they acquire additional shares of stock in an amount equal to 10% of the common shares, and therefore until such time, these stockholders will not be deemed to be Acquiring Persons. In the event that the rights are triggered shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price. An Acquiring Person will not be entitled to exercise any rights.

c)
Executive officer’s and employees compensation: On March 20, 2008, the Board of Directors approved an increase of the annual compensation of the Company’s executive officers as well as a bonus and incentive stock compensation. The annual compensation of the Company’s CEO, COO and CFO was increased from $850 to $1,150. Furthermore, on the same date the Board of Directors approved the reward of the Company’s executive officers by means of a bonus and incentive stock compensation that amounted to $850. Each executive officer was awarded to receive an amount equal to one year salary and had the option to receive up to $100 in cash and the remaining balance in immediately vested Class A common stock. Also the Board has approved an additional compensation of one month’s salary to the executive officers that amounted to $71 and in addition an amount of $51 following management approval awarded as bonus to the companies employees respectively. The amount of $300 that is the amount that the executive officers had the option to receive in cash as well as the amount of one month additional compensation that amounted to $122 was accrued in the accompanying financial statements and included in General and Administrative Expenses as of and for the year ended December 31, 2007. The immediately vested shares will be recognized as expense in the first quarter 2008 according to the provisions of FASB Statement 123(R) “Accounting for Stock-Based Compensation”.

d)
Restricted shares granted to executive officers and key persons: On March 20, 2008 the Company granted restricted Class A common stock pursuant to the Company’s Stock Incentive Plan (the “Plan”), to the Company’s officers and key persons. The plan is administered by the Board of Directors and granted 53,357 shares of restricted common stock to CEO, COO and CFO as well as 8,815 shares of restricted common stock to key persons. The shares will be vested in three years of which 25% will become vested one year after the grant date, 25% will become vested two years after the grant date and 50% will become vested three years after the grant date. The Company will follow the provisions of FASB Statement

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16.   Subsequent events – (continued):

123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments.

e)
Debt restructuring: On March 28, 2008, the Company completed through a supplemental agreement, the restructuring of its existing debt facility with HSH and entered into a new $42.5 million Junior Facility with NIBC Bank N.V. (“NIBC” and Bank of Tokyo-Mitsubishi UFJ Ltd. (“BTMU”)

As a result of the restructuring, the senior secured credit facility was effectively reduced from its then outstanding balance of $284.2 million to $242.7 million. The Company agreed to repay the outstanding balance of the revolving credit facility of $141,807 and HSH agreed to make available to the Company a term loan facility of up to $242,720 comprising of (1) $139,919 representing the amount outstanding under the term portion of the facility at the date of the restructuring, (2) an additional amount of $102,801 to partially finance the repayment of the revolving credit facility. The repayment of the remaining balance of the revolving facility of $39,006 was financed by the Junior Facility discussed below.

The amended facility with HSH provides for interest rate at LIBOR plus a margin, and contains the following amended financial covenants calculated on a consolidated basis: a) ratio of fleet market value to Debt of 120%, b) leverage ratio, calculated as Total Net Debt to Total Net Capitalization, that may be temporarily increased to between 65% and 70%, provided that it will thereafter be reduced to 65% within six months after the end of the quarter that it first exceeded 65%, c) ratio of EBITDA to interest payable on a four trailing quarter basis of not less than 2:00 to 1:00.  The facility will continue to be secured by a first mortgage on the Company's current fleet of eight vessels.

The Junior Facility of $42.5 million was used to fund the repayment of (i) the revolving credit facility with HSH, (ii) the bridge loan facility with HSH of $2,433 and (iii) for working capital purposes. The Facility bears interest at LIBOR plus margin, commitment fee of 0.5% per annum payable quarterly from signing of the Junior Facility and an annual agency fee in the amount of $10.

The Junior Facility contains financial covenants calculated on a consolidated basis requiring the Company to maintain i) minimum cash of $5.0 million, ii) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00, iii) a leverage ratio, calculated as Total Net Debt to Total Net Capitalization, of maximum 70%, iv) a ratio of fair market value to combined senior secured credit facility and Junior Facility of not less than 120%.

The Junior Facility is secured by owners guarantee, second priority, cross collateralized mortgages, second priority pledge/assignment of earnings account and retention account, second priority assignment of insurances in respect to the vessels, second priority pledge of the time charter contracts currently in place for the vessels, second priority assignment of each of the vessels earnings.

The Company will not declare or pay any dividends, grant or repay any intercompany loans or distribute any of its present or future assets, undertakings, rights or revenues to any of its shareholders at any time that the fair market value of the vessels in relation to the combined senior and junior credit facility falls below 125% and in case an event of default has occurred.

Both the restructured credit facility with HSH Nordbank and the Junior Facility have a term until April of 2011 and will be non amortizing.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16.   Subsequent events – (continued):

f)
Νew Interest rate swap  and collar agreements
On March 27, 2008 the Company entered into two interest rate swap agreements with NIBC and BTMU in order to hedge its exposure to fluctuations in interest rate on its junior secured credit facility. The notional amount of each agreement is $21,250 and interest rate is fixed at 2.96% per annum. The effective date of the agreements is March 28, 2008 and their duration is three years. On April 15, 2008 the Company entered into a restructuring agreement amending the initial rate collar option with HSH, which extended its duration up to April 4, 2011. Under the amended agreement the Company has entered into a participation swap with gradual alignment factor. The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at maximum of 2.6% when the three months LIBOR drops below 2.5%.These financial instruments have not been designated as hedges and accordingly, the changes in their fair values will be reported in earnings.

g)	Declaration of dividends: On May 7, 2008, the Company declared dividends amounting to $7,657 or $0.50 per share, which were paid on May 30, 2008 to the stockholders of record as of May 20, 2008.

h)
Vessel acquisitions: On May 9, 2008, the Company, through two wholly owned ship owning subsidiaries established on April 18, 2008, entered into a two Memoranda of Agreement, with an unaffiliated third party for the purchase of two newbuilding double hull Handymax product tankers, currently under construction (hulls No 2198 and 2143) scheduled to be delivered in the second quarter 2009 and third quarter 2010, respectively. The purchase consideration for each vessel was agreed to $55.5 million. Concurrently with the Memoranda of  Agreement, the Company entered into three years time charter agreements with ST Shipping, for the hulls above, commencing upon their delivery at the gross daily rate of $US Dollars21,135 per vessel plus profit share of 50% over any earnings achieved in excess of such daily rate.

An advance payment of $11.1 million (10% of the vessels’ purchase consideration) was made on May 29, 2008 from cash available from operations and the proceeds under a loan facility concluded in this respect with Lloyds TSB Bank PLC, as further described below.

i)
New term loan facilities: On May 28, 2008 the Company entered into a predelivery term loan facility with Lloyds TSB Bank PLC (“Lloyds Bank”) of up to $9,900  to finance the 90% of the advance payment for the acquisition of the two double hull Handymax product tankers, discussed above. The facility is repayable by a bullet payment upon delivery of the vessels and bears interest at a rate of LIBOR plus margin. The term loan will be secured by a) Memorandum of Agreement assignment, b) shares charge, c) Corporate Guarantee and contains financial covenants calculated on a consolidated basis that will require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1 million, d) liquidity of not less than (i) $500 per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (ii) $750 per vessel if the average remaining time charter coverage in respect of both vessels is more than 6 months and less or equal to 1 year; and (iii) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to 6 months, but in any event not less than $750 per vessel. The total amount of pre delivery loan facility was drawn down on May 28, 2008.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2007
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16.   Subsequent events – (continued):

Furthermore on May 28, 2008 the Company also entered into a post delivery credit facility with Lloyds Bank to fund the balance of the acquisition cost of the same two vessels in an amount of the lesser of $83,250 and 75% of the fair market value of the vessels on their delivery dates. The facility will be repayable in 40 quarterly installments of $582.3 per vessel plus a balloon payment of $18,333 per vessel together with the final installment. Repayment will commence three months after the vessels' delivery. Amounts under the facility will bear interest at LIBOR plus margin and will contain financial covenants that will require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1.0 million, d) liquidity of not less than (i) $500 per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (ii) $750 per vessel if the average remaining time charter coverage in respect of both vessels is more than 6 months and less or equal to 1 year; and (iii) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to 6 months, but in any event not less than $750 per vessel. The facility will be secured by a) first priority mortgage over the two vessels, b) first priority assignments of accounts, c) first priority general assignment in relation to security vessels' earnings, insurances and employment, and d) corporate guarantee.

The Company will be required to pay on a quarterly basis a commitment fee of 0.45% on the undrawn portion of the Term Loan Facility and an agency fee of $15 on an annual basis.

The Company paid an upfront fee of $1,418 for entering into the third supplemental agreement with HSH, the junior secured credit facility and the credit facility with Lloyds.

SK 23286 0002 881788 v7