Form 20-F
period 2008-12-31
Omega Navigation Enterprises, Inc.
filed 2009-05-21
CIK 1324915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 ☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

 ☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from    to

OR

 SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . ..

Commission file number 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Exact name of Registrant as specified in its charter)

Omega Navigation Enterprises, Inc.
(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

24 Kaningos Street, Piraeus 185 34 Greece
(Address of principal executive offices)

George Kassiotis
Tel:  + 30 210 413 9130, Fax: + 30 210 422 0230
E-mail: gkassiotis@omeganavigation.com
(Name, Telephone, E-mail and/or Facsimile number and Address of
Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class which registered	Name of each exchange on which registered

Class A Common stock, $0.01 par value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, there were 12,183,019 shares of Class A common stock and 3,140,000 shares of Class B common stock of the registrant issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes   ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes   ☒ No
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes  ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☒  No

iv

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

Please note in this annual report, "we", "us", "our", the "Company", and "Omega" all refer to Omega Navigation Enterprises, Inc. and its subsidiaries.

Omega Navigation Enterprises, Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

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

v

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected consolidated financial data as of December 31, 2005, 2006, 2007 and 2008 for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

In September 2006, we decided to dispose of our drybulk carrier fleet and sell it to an unrelated third party. Such operations, which have been eliminated from the ongoing operations and cash flows of the company, are now presented as discontinued operations in the consolidated statements of income.

As of and for the year ended December 31,
As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005	2006	2007	2008

(Expressed in thousands of U.S. Dollars – except share, per share data and average daily results)

INCOME STATEMENT DATA

Continuing operations
Voyage revenues	$-	$26,867	$69,890	$77,713
Voyage expenses	-	(341)	(930)	(1,032)
Vessel operating expenses	-	(5,669)	(13,121)	(15,486)
Depreciation and amortization	-	(7,236)	(17,557)	(18,868)
Management fees	-	(568)	(1,110)	(1,243)
Options' premium	-	(200)	(200)	-
General and administrative expenses (including $457 and $1,355 of non cash compensation expenses in 2007 and 2008 respectively)	(754)	(2,354)	(5,088)	(6,085)
Foreign currency gains/(losses)	3	(33)	(90)	44
Operating income/(loss)	(751)	10,466	31,794	35,043

Interest and finance costs	(1)	(7,483)	(18,579)	(14,385)
Interest income	12	1,837	1,821	711
Change in fair value of warrant	-	-	1,071	3,156
Loss on derivative instruments	-	(255)	(1,221)	(13,586)
Income/(loss) from continuing operations	$(740)	$4,565	$14,886	$10,939

Discontinued operations
Income/(loss) from discontinued operations of the dry-bulk carrier fleet (including a gain on sale of vessel of $1,012 in 2005, a gain on extinguishment of debt of $5,000 in 2006, and an impairment loss on disposal of the drybulk carrier vessels of $1,686 in 2006).	$5,118	$9,563	$(155)	$20

Net income	$4,378	$14,128	$14,731	$10,959

Earnings/ (Loss) per share from continuing operations
Earnings/ (Loss)per class A shares basic	$(0.23)	$0.42	$0.98	$0.71
Earnings/ (Loss)per class A shares diluted	$(0.23)	$0.42	$0.95	$0.69
Earnings/ (Loss)per class B shares basic and diluted	$(0.23)	$0.30	$0.98	$0.71

Earnings per share from continuing and discontinued operations
Earnings per class A shares basic	$1.68	$1.29	$0.97	$0.71
Earnings per class A shares diluted	$1.68	$1.29	$0.94	$0.69
Earnings per class B shares basic and diluted	$1.39	$0.93	$0.97	$0.71

Weighted average number of Class A common shares basic	10,000	8,689,452	12,010,000	12,057,717
Weighted average number of Class A common shares diluted	10,000	8,689,452	12,488,976	12,610,219
Weighted average number of Class B common shares basic and diluted	3,140,000	3,140,000	3,140,000	3,140,000

Cash dividends	$-	$1.00	$2.00	$2.00

BALANCE SHEET DATA
Cash and cash equivalents	$5,058	$3,862	$8,893	$16,811
Restricted cash (current and non-current)	500	6,477	5,498	5,297
Total current assets	5,738	88,974	10,838	18,638
Total fixed assets	85,491	350,631	506,223	500,221
Total assets	92,392	443,831	522,485	525,296
Short term debt, sellers' notes and current portion of long-term debt	74,994	49,133	781	138
Total current liabilities	77,984	54,509	7,440	14,992
Long-term debt	-	188,944	322,565	335,112
Total stockholders' equity	$14,408	$200,097	$184,874	$166,604

CASH FLOW DATA (Continuing operations)
Net cash provided by operating activities	$345	$15,002	$33,956	$40,055
Net cash used in investing activities	-	(358,067)	(165,178)	(12,820)
Net cash provided by/ (used in) financing activities	8,989	338,427	92,875	(19,317)
EBITDA (1)	$(751)	$17,702	$50,422	$57,068

Net cash provided by operating activities	$9,571	$22,730	$33,261	$40,055
Net cash used in investing activities	(43,364)	(358,067)	(83,710)	(12,820)
Net cash provided by/ (used in) financing activities	38,851	334,141	55,480	(19,317)
EBITDA (1)	$12,260	$32,578	$50,395	$57,088

FLEET DATA
Panamax tankers
Average number of vessels (2)	-	2	5	6
Number of vessels at end of period	-	4	6	6
Average age of fleet (in years)	-	2	2	3
Ownership days (3)	-	753	1,989	2,196
Available days (4)	-	753	1,989	2,186
Operating days (5)	-	753	1,989	2,186
Fleet utilization (6)	-	100%	100%	100%
Handymax tankers
Average number of vessels (2)	-	1	2	2
Number of vessels at end of period	-	2	2	2
Average age of fleet (in years)	-	0	1	2
Ownership days (3)	-	369	730	732
Available days (4)	-	369	730	732
Operating days (5)	-	369	730	732
Fleet utilization (6)	-	100%	100%	100%

AVERAGE DAILY RESULTS
Panamax tankers
Time charter equivalent (TCE) rate (7)	$-	$25,096	$25,013	$25,029
Daily vessel operating expenses (8)	$-	$5,191	$4,959	$5,406
Handymax tankers
Time charter equivalent (TCE) rate (7)	$-	$20,675	$20,786	$20,772
Daily vessel operating expenses (8)	$-	$4,768	$4,463	$4,938

(1)
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants, and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following tables reconcile net cash from operating activities, as reflected in the consolidated statement of cash flows for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008, to EBITDA:

		Year ended December 31,
Continuing Operations	For the period from February 28, 2005 through December 31, 2005	2006	2007	2008
Net cash from operating activities	$345	$15,002	$33,956	$40,055
Net increase in current and non current assets	-	973	532	285
Net increase/ (decrease) in current liabilities excluding bank debt and sellers credit	(1,085)	(3,465)	(886)	466
Stock based compensation	-	-	(457)	(1,355)
Write off of option's premium	-	(200)	(200)	-
Change in fair value of warrant	-	-	1,071	3,156
Payments for drydocking costs	-	-	-	538
Net interest expense	(11)	5,588	16,713	14,591
Amortization of financing costs	-	(196)	(307)	(668)
EBITDA	$(751)	$17,702	$50,422	$57,068

		Year ended December 31,
Continuing and Discontinued operations	For the period from February 28, 2005 through December 31, 2005	2006	2007	2008
Net cash from operating activities	$9,571	$22,730	$33,261	$40,055
Net increase in current and non current assets	180	987	360	285
Net increase/ (decrease) in current liabilities excluding bank debt and sellers credit	(2,868)	(2,476)	(134)	486
Gain/(impairment loss) from sale of vessels	1,012	(1,685)	-	-
Gain on extinguishment of debt	-	5,000	-	-
Stock based compensation	-	-	(457)	(1,355)
Write off of option's premium	-	(200)	(200)	-
Change in fair value of warrant	-	-	1,071	3,156
Payment for drydocking costs	360	-	-	538
Net interest expense	4,137	8,564	16,841	14,591
Amortization of financing costs	(132)	(342)	(347)	(668)
EBITDA	$12,260	$32,578	$50,395	$57,088

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

(6)
We calculate fleet utilization by dividing the number of operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(7)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Currently, we do not incur port and canal charges and fuel costs as part of our vessels' overall expenses, because all of our vessels are employed under time charters that require the charterer to bear all voyage expenses, except for commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008 (in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and available days).

		Year ended December 31,
	For the period from February 28, 2005 through December 31, 2005	2006	2007	2008
Panamax tankers
Voyage revenues	$-	$19,141	$54,508	$62,214
Less: Voyage expenses	-	(244)	(722)	(829)
Less: Profit share	-	-	(4,034)	(6,671)
Time charter equivalent revenues	$-	$18,897	$49,752	$54,714
Available days	-	753	1,989	2,186
Time charter equivalent (TCE) rate	$-	$25,096	$25,013	$25,029
Handymax tankers
Voyage revenues	$-	$7,726	$15,382	$15,499
Less: Voyage expenses	-	(97)	(208)	(203)
Less: Profit share	-	-	-	(91)
Time charter equivalent revenues	$-	$7,629	$15,174	$15,205
Available days	-	369	730	732
Time charter equivalent (TCE) rate	$-	$20,675	$20,786	$20,772

(8)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the year ended December 31, 2007 the balance of vessel operating expenses includes pre delivery expenses amounted to $0.8 million for the Panamax product tankers. For the year ended December 31, 2006 the balance of vessel operating expenses includes pre delivery expenses amounted to $0.4 million for the Panamax product tankers and $0.4 million for the Handymax product tankers.

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

Industry Specific Risk Factors

Charter rates for product tankers have declined significantly and may decrease in the future, which may adversely affect our earnings

The product tanker sector is cyclical with volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of product tankers has varied widely and after reaching historical highs in mid-2008, declined significantly from those historical high levels. If the shipping industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our revenues, earnings, available cash flow and ability to pay dividends may be adversely affected. In addition, a further decline in charter hire rates likely will cause the value of our vessels to decline further. Four of our charters are scheduled to expire during 2009. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. Our ability to re-charter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for product tankers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for vessel capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and vessel equipment;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.

If the number of new vessels delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

The value of our vessels may fluctuate, which may adversely affect our liquidity

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	the types and sizes of available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	prevailing charter rates; and

•
the cost of retrofitting or modifying second hand vessels as a result of charterer requirements, technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker market, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

The market value of our vessels have declined and may further decrease, which could lead to a default under our credit facilities, the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly. If the market value of our fleet declines further, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt or obtain additional financing. Including the requirement that the market value of the vessels in our fleet is at least 120% of the aggregate outstanding principal balance of our borrowings under our credit facilities. If we are unable to comply with covenants under our credit facilities and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In addition, if we were unable to obtain waivers, we could be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and which could trigger further defaults under our credit facilities.  If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results and ability to pay dividends.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy including Asia. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 will exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels' current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations and ability to pay dividends.

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

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

Negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may further reduce global demand for refined petroleum products and have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. This rate of growth declined significantly in the second half of 2008 and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We enter into, among other things, charter parties, joint ventures, credit facilities with banks and interest rate swap agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for specific types of product tankers and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business, financial condition and ability to pay dividends

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations

We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.  In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

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

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks in such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and the first quarter of 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Market to decline and could cause the price of our common shares to continue to decline.

Company Specific Risk Factors

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We cannot assure you that our board of directors will pay dividends in the future

On May 13, 2009, our board of directors determined to suspend our common stock dividend in order to increase our cash flow and enhance internal growth capabilities. We can give no assurance that dividends will be paid in the future.

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

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters

All of the vessels in our fleet are employed under medium to long-term time charters, with remaining terms (under existing charter party agreements or under replacement charter party agreements that we have entered into) ranging between 1 and 40 months.  Although medium and long-term time charters provide relatively steady streams of revenue, vessels committed to medium and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable. Recently, charter hire rates for product tankers have reached near historically low levels. If our vessels become available for employment in the spot market or under new charters during periods when market prices have fallen, we may have to employ our vessels at depressed market prices, which would lead to reduced or volatile earnings.  We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We expect to derive a significant part of our revenue from a small number of customers.  For the year 2008, we derived 100% of our revenues from three customers.  If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow

Our charters may terminate earlier than the dates indicated in the section "Our Fleet" in "Item 4 – Information on the Company." The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected.

In addition, in depressed market conditions such as those existing in the early part of 2009, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our ability to obtain additional debt financing may depend on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining that capital. Our inability to obtain additional financing or our ability to obtain additional financing at higher than anticipated costs may materially and adversely affect our business, results of operations, cash flows and financial condition and ability to pay dividends.

We depend on our Managers to manage our fleet and the loss of their services could adversely affect our operations

We currently have a total of thirteen employees including our senior executive officers. We subcontract the technical management of the vessels in our fleet, including crewing, maintenance and repair, to third party technical managers. Therefore, the loss of these technical managers' services or their failure to perform their obligations to us could materially and adversely affect our business, financial condition, results of operations and ability to pay dividends. Furthermore, we may be unable to retain a suitable replacement manager under favorable terms. Further, we expect that we will need to seek approval from our lenders to change our vessels' technical managers.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our technical managers' financial strength.

We may have difficulty managing our planned growth through acquisitions of additional vessels

We intend to continue to grow our business through selective acquisitions of additional vessels. Our future growth will primarily depend on:

•	locating and acquiring suitable vessels;
•	identifying and consummating acquisitions or joint ventures;
•	integrating any acquired business successfully with our existing operations;
•	enlarging our customer base;
•	managing our expansion; and
•	obtaining required financing on acceptable terms.

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

Restrictions under our credit facilities could restrict our ability to pay dividends

We may have to limit the amount of dividends that we declare and pay in the future or may not be able to declare and pay dividends at all if we do not repay amounts drawn under our credit facilities if there is a default under the credit facilities, if the declaration or payment of a dividend would result in a default or breach of a loan covenant, or if the aggregate market value of our vessels falls below a certain point in relation to the amounts borrowed under our credit facilities.

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

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results

We believe that the market value of the vessels in our fleet is in excess of amounts required under our credit facilities. However, if the market values of our vessels decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

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

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition

Unless we maintain reserves or are able to borrow funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 19 years to 25, depending on the date the vessel is delivered to us, based on a 25 year estimated useful life from the date of the vessel's initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement would not be available for dividends.

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

If the Handymax product tankers that we have agreed to purchase are not delivered on time or delivered with significant defects, our business, results of operations and financial condition could suffer

We have entered into an agreement with Hyundai Mipo Dockyard in South Korea for the construction of five Handymax (MR1) product tankers.  Four of these vessels are scheduled to be delivered in 2010 and the fifth vessel in 2011.  A delay in the delivery of these vessels to us or the failure of Hyundai Mipo Dockyard to deliver a vessel at all, could adversely affect our business, results of operations and financial condition and the amount of dividends that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel.

We have also entered into an agreement to purchase one Handymax (MR2) product tanker expected to be delivered in 2010. On April 8, 2009 we entered into a settlement agreement with the seller to cancel this purchase based on which we have to pay a cancellation fee of $3.0 million. At the same time, we entered into a joint venture agreement for the purpose of purchasing and operating the aforementioned product tanker. The purchase of this vessel by the joint venture is subject to financing arrangements that need to be placed prior to July 31, 2009.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies. Due in part to the highly fragmented market, competitors with greater resources could enter the products tanker and container vessel shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President and Chief Executive Officer, Mr. George Kassiotis, our Chief Operating Officer, Mr. Charilaos Loukopoulos, and our Chief Financial Officer, Mr. Gregory McGrath. Our success will depend upon our ability to hire and retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could materially adversely affect our business, results of operations and financial condition and our ability to pay dividends. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

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

The operation of tankers involves certain unique operational risks

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet, including the vessel owned by the 50% controlled joint venture, has an average age of approximately 3.4 years.  As our fleet ages, we will incur increased costs.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future and thereby become subject to United States federal income tax on our United States source income. For example, if beneficial owners of our Class A common stock that own 5% or more of our Class A common stock were to own 50% or more of the outstanding shares of our Class A common stock on more than half the days during the taxable year we might not be able to qualify for the exemption under Code Section 883.  However, we may still be able to qualify for the exemption under such circumstances if a sufficient number of five percent or greater shareholders were able to establish that they are "qualified shareholders" for purpose of Section 883 to preclude non-qualified five percent shareholders from owning 50% or more of the outstanding shares of our Class A common stock on more than half of the days in the year. The requirements to establish that one or more of our shareholders is a "qualified shareholder" for purposes of Section 883 are onerous and we cannot assure you that we would be able to obtain the required information from sufficient five percent shareholders.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the United States federal income tax consequences if we were to be treated as a PFIC.

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

Risks Relating to our Common Shares

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future

The market price of our common shares has fluctuated widely since we became a public company in April 2006 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the product tanker sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker sector, changes in general economic or market conditions and broad market fluctuations.

Our common shares have recently traded below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on May 20, 2009 was $3.95 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may depress demand as certain investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.  In addition, in order to maintain the listing of our common shares on The Nasdaq Global Market, our stock price will need to comply with NASDAQ's minimum share price requirements.

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase

We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.

The products tanker and container vessel sectors have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

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

A significant shareholder, owned by our President and Chief Executive Officer, effectively controls the outcome of matters on which our shareholders are entitled to vote

Our significant shareholder, ONE Holdings, which is wholly-owned by our President and Chief Executive Officer, Mr. George Kassiotis, owns, directly or indirectly, approximately 20.6% of our outstanding common shares. While ONE Holdings has no agreement, arrangement or understanding relating to the voting of its shares of our common stock, it will effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock. The interests of ONE Holdings may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of additional shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Anti-takeover provisions in our organizational and other documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;
•	providing for a classified board of directors with staggered, three year terms;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders;
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

B. Business Overview

We own and operate a fleet of six double hull Panamax (LR1) product tankers and two Ice Class 1A double hull Handysize (MR1) product tankers. We also participate in a 50% controlled joint venture, which owns and operates a double hull Handymax (MR2) product tanker, that was delivered in April 2009.

In June 2007, we entered into agreements with Hyundai Mipo Dockyard in South Korea for the construction of five Handysize (MR1) product tankers and additionally in May 2008 we entered into an agreement to purchase one Handymax (MR2) product tanker. We generate revenues by employing the vessels in our fleet on long–term time charters with durations of approximately three years from the commencement of the charter.  For the eight wholly-owned vessels in our fleet, we provide the commercial management in-house through a wholly-owned subsidiary and we have entered into technical management agreements for our vessels with unaffiliated third parties. For the vessel owned by the 50% controlled joint venture, we provide the technical management of the vessel.

Our Fleet

Product Tankers

We currently own and operate a fleet of six double hull Panamax (LR1) product tankers, four of which are classed as Ice Class vessels, and two Ice Class 1A double hull Handymax (MR1) product tankers. We also participate in a 50% controlled joint venture, which owns and operates a double hull Handymax (MR2) product tanker, that was delivered in April 2009. As of December 31, 2008 our fleet had a combined cargo-carrying capacity of 512,358 dwt and an average age of approximately 2.9 years. Currently our fleet, including the vessel owned by the 50% controlled joint venture, has a combined cargo capacity of 559,358 dwt and an average age of approximately 3.4 years. We have also entered into agreements with the Hyundai Mipo Dockyard in South Korea for the construction of five additional Handymax (MR1) product tankers. Four of these vessels are scheduled to be delivered in 2010 and the fifth in 2011. Finally, we have agreed to purchase one additional Handymax (MR2) product tanker, that is currently under construction at Hyundai Mipo Dockyard in South Korea and is scheduled to be delivered in the third quarter 2010.  On April 8, 2009, we entered into (i) a settlement agreement with the seller to cancel the purchase of the additional Handymax (MR2) product tanker that we had agreed to purchase in May 2008, based on which we have to pay a cancellation fee of $3.0 million and (ii) a joint venture agreement which was established for the purposes of purchasing and operating the aforementioned product tanker. The settlement agreement and the joint venture agreement are subject to several financing arrangements that need to be in place prior to July 31, 2009.

We have entered into time charters for the eight double hull product tankers in our fleet.  We will share a portion of our charterers' excess, if any, earnings from the employment of our two Handymax (MR1) product tankers and equally share on four of our six Panamax product tankers above a predetermined daily base charter rate. Long-term time charter plus 100% of any trading income in excess of the daily rate, have been also arranged for the Handymax (MR2) product tanker, owned by the 50% controlled joint venture. We have entered into long-term time charter plus 50% of the earnings in excess of the daily charter rate, for the one Handymax (MR2) that we have agreed to purchase and is currently under construction. In case that the joint venture agreement will become effective this time charter will be cancelled and replaced by a long-term time charter plus 100% of any trading income in excess of the daily rate. Finally, we have entered into a long-term time charter for the one of the five Handymax (MR1) product tankers that is currently under construction.

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

Drybulk Carriers

In addition to the product tankers in our current fleet, we owned and operated two Handymax drybulk carriers during 2006 that we sold in January 2007. In September 2006, we decided to dispose of and sell our drybulk carrier fleet to an unrelated third party. Such operations, which have been eliminated from the ongoing operations and cash flows of the company following the sale of the drybulk carrier fleet, are now presented as discontinued operations in the consolidated statement of income for the period from February 28, 2005 (date of inception) through December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008.

The table below provides summary information about the vessels in our fleet as of December 31, 2008 and the terms of their employment:

Vessel	Sister Ships (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Approximate Redelivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500		May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500		May 09
Omega Lady Sarah	B	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000/ $25,500	(3)	Q3-12
Omega Lady Miriam	B	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000/ $25,500	(3)	Q4-12
Omega Emmanuel	C	2007	73,000	LR1 – Ice Class 1A	Mar-07	$25,500	(4)	Apr-10
Omega Theodore	C	2007	73,000	LR1 – Ice Class 1A	Apr-07	$25,500	(4)	May-10
Handymax Product Tankers
Omega Prince	D	2006	36,680	MR1-Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	D	2006	36,680	MR1-Ice Class 1A	Jul-06	$21,000	(5)	Jul-09
TOTAL (DWT):			512,358

HANDYMAX VESSELS UNDER CONSTRUCTION(6)
TBN1	E	2010	37,000	MR1	Mar-10	Confidential	Mar-13
TBN2	E	2010	37,000	MR1	Jul-10
TBN3	E	2010	37,000	MR1	Sep-10
TBN4	E	2010	37,000	MR1	Dec-10
TBN5	E	2011	37,000	MR1	Feb-11
TOTAL (DWT):			185,000

VESSELS OWNED THROUGH 50% JOINT VENTURE(9)
Omega Duke	F	2009	47,000	MR2	Apr-09	$21,135	(7)	Apr-12

VESSELS THAT WE HAVE AGREED TO PURCHASE(9)
TBN2	F	2010	47,000	MR2	Jul-10	$21,135	(8)	Jul-13
TOTAL (DWT):			94,000

(1)	Each vessel is a sister ship of each other vessel that has the same letter.
(2)	This table shows gross charter rates and does not include brokers' commissions, which are 1.25% of the daily time charter rate.
(3)
In third and fourth quarter of 2009 the Omega Lady Sarah and Omega lady Miriam will enter into a new charter with ST Shipping at a rate of $25,500, plus any additional income under profit sharing agreements, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(4)
Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between owners and the charterers is 65/35% respectively.

(5)	Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.
(6)	We have entered into an agreement to purchase five additional newbuilding Handymax (MR1) product tankers, four of which are scheduled to be delivered in 2010 and the fifth in 2011.

(7)
Omega Duke was delivered on April 24, 2009. On April 8, 2009 the agreement for the purchase of the vessel as well as the time charter agreement was cancelled and the vessel was purchased by a 50% controlled joint venture. The joint venture has entered into a five year time charter agreement on a daily rate of $16,500 plus 100% of any trading income in excess of the daily hire.

(8)	Plus 50% of any trading income in excess of daily hire.
(9)	See Item 5 B for more discussion in respect with these vessels.

Our Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. For the year ended December 31, 2008, three of our customers accounted for 100% of our voyage revenues. These customers were D/S Norden A/S, ST Shipping & Transport (Glencore International AG) and A/S Dampskibsselskabet Torm.

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

The technical management of six of the product tankers in our fleet is provided by V. Ships Management Limited, or V. Ships, two by Bernhard Schulte Ship Management Pvt, Ltd (formerly Eurasia International (L) Limited) and we are the technical managers of the vessel owned by the 50% controlled joint venture. We are reviewing the performance of the third party technical managers of our product tankers on a continuous basis and may add or change technical managers from time to time, or assume the technical management internally.

With respect to our wholly-owned vessels, our product tanker managers are responsible for managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, oil majors vetting procedures, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. These services are provided directly by us with respect to our 50% joint venture vessel. We acquire insurance for all product tankers in our fleet, including marine hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurance) and war risk insurance.

Under the management agreements, our product tanker managers present us with an annual budget for the following 12 months for each vessel and prepare and present us with its estimate of the working capital requirements of each vessel.  The manager requests the funds required to run the vessels for the ensuing month, including the payment of any occasional or extraordinary items of expenditure, such as emergency repair costs, scheduled drydocking and special survey costs as well as additional insurance premiums, bunkers or provisions. We pay each manager on a monthly basis for the operating costs incurred by our product tankers based on an annual budget and adjusted for actual operating costs incurred in that month. The management fees charged by V. Ships for the year ended December 31, 2006, 2007 and 2008 amounted to $451,043, $900,094 and $993,362, respectively. The management fees charged by Bernhard Schulte Ship Management Pvt, Ltd for the year ended December 31, 2006, 2007 and 2008 amounted to $117,260, $210,128 and $249,859, respectively.

The International Product Tanker Industry

The international seaborne transportation industry represents the most efficient and we believe safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Over the past five years, seaborne transportation of refined petroleum products has grown substantially over the period, although has declined during 2008.

Freight rates in the refined petroleum product tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:

Demand:

•	In general, the strength of the global economy and in particular China's economic growth has increased demand;

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

Seasonality

The demand for product tankers has historically fluctuated depending on the time of year.  Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption.  Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the Northern hemisphere.  Moreover, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements can entail significant expense, including vessel modification and implementation of certain operating procedures. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators, and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious arine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments (the "MARPOL Convention"). The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom, or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a newbuild tanker of 5,000 dwt and above must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At that time, these regulations required the phase-out of most single- hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.  Currently all of our tankers, including the tankers under construction, are of double hull construction.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely upon the safety management system that we and our third-party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for their offices and safety management certificates for the vessels in our fleet for which such certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Oil Pollution Liability

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on ovember 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.80 million, plus 631 SDR, or $950.74, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $135.26 million. The exchange rate between SDRs and U.S. Dollars was 0.663694 SDR per U.S. dollar on March 24, 2009.  The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

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

United States Requirements

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

In 1990, the U.S. Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

•	loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources; and

•	loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11 2006, the liability of responsible parties is limited, with respect to tanker vessels, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, (subject to periodic adjustment for inflation).  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some tates have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act.  U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for tankers, coupling the OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

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

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the "CAA"), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above.

Effective February 6, 2009, the EPA, regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. A VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). Compliance could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA.  U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Tanker Restrictions

In response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010 or earlier depending on age. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that would: (1) strengthen regulation against manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the U.S., the EPA has begun the process of declaring greenhouse gases to be dangerous pollutants, which may be followed by future federal regulation of greenhouse gases. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the .S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping, Lloyds Register of Shipping and Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity coverage, increased value insurance and freight, demurrage and defense coverage, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.

The International Group of P&I Clubs exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of shipowners and charterers who belong to those Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information.  Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance association or "Club," providing cover for its shipowner and charterer members against liabilities of their respective businesses.  Each Club is controlled by its members through a board of directors (or Committee) elected from the membership; the Board (or Committee) retains responsibility for strategic and policy issues but delegates to full-time managers the technical running of the Club.

Although the Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group.  This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs.  The pool provides a mechanism for sharing all claims in excess of $5.0 million up to a limit of about $5.4 billion.  For a layer of claims between $50.0 million and $2.03 billion the International Group's Clubs purchase reinsurance from the commercial market.  The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market.

As a member of a P&I Club, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Club comprising the International Group.

Competition

The international product tanker business fluctuates in line with the main patterns of trade changes in the supply and demand for these refined petroleum products.  We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of Aframax, Handymax and Panamax product tankers.  The sector in which we operate is highly fragmented and is divided among numerous independent product tanker owners.

C. Organizational Structure

We own or will own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands and which are listed on Exhibit 8.1 to this annual report.  We provide commercial management for our vessels through our wholly-owned subsidiary, Omega Management, Inc.

D. Property, plant and equipment

We do not own any real estate property or any other material assets other than the vessels in our fleet.  We lease our office space at Piraeus, Greece from a company affiliated with Target Marine S.A., and have annual lease payments for 2006, 2007 and 2008 of Euro 33,000, Euro 47,720 and Euro 53,140, respectively, or approximately $41,694, $65,320 and $78,532, respectively.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report. The operating results of the drybulk carriers that were disposed of in January 2007 are presented at the consolidated statement of income as income from discontinued operations of the drybulk carrier fleet.

A. Operating Results

Factors Affecting Our Results of Operations

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter market rates;

•	periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred primarily in Dollars;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives; and

•	financing costs related to our indebtedness under our credit facilities and derivative agreements.

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

Management Fees

We pay management fees for the technical management of our wholly-owned fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising dry docking and repairs, purchasing of spares and other consumable stores and other duties related to the operation of our vessels.

Depreciation and Amortization

We depreciate the cost of our vessels on a straight-line basis over the estimated useful life of each vessel, which is 25 years from the date of initial delivery from the shipyard, after considering the estimated salvage value.  Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate at the date of the vessel's delivery. Our depreciation charges have increased due to the enlargement of our fleet, which has also led to an increase of ownership days.

Interest and Finance Costs, net

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of vessels. As of December 31, 2006, we had $142.9 million of indebtedness outstanding under our term credit facility and $96.0 million of indebtedness outstanding under our revolving credit facility. As of December 31, 2007, we had $180.0 million of indebtedness outstanding under our term credit facilities, $141.8 million of indebtedness outstanding under our revolving credit facility and $2.4 million of indebtedness outstanding under our bridge loan facility. As of December 31, 2008, we had $336.6 million of indebtedness outstanding under our term credit facilities.  The amount of outstanding indebtedness of the term credit facilities include credit facilities relating to the financing of the acquisition of the seven newbuilding vessels that amounted to $40.1 million and $51.4 million as of December 31, 2007 and 2008, respectively. Interest and finance costs relating to the amounts drawn under the credit facilities during the construction of the five newbuilding vessels will be capitalized as vessels' cost.  For additional information regarding our credit facilities, please see "Liquidity and Capital Resources," below.

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

Revenue recognition: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned rateably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Profit sharing represents the Company's portion on the excess of the actual net daily charter rate earned by the Company's charterers from the employment of the Company's vessels over a predetermined base daily charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Deferred revenue represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Impairment of long lived assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts (primarily for vessels and related drydocking and special survey costs) and periods over which long lived assets are depreciated to determine if events have occurred which would require modification of their carrying values or useful lives. In evaluating useful lives and carrying values of long lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets are having broad effects on participants in a wide variety of industries. Since mid-August 2008 the product tanker vessel values have declined both as a result of a slowdown in the availability of global credit and the decrease in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 years average historical one year time charter rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. In the Company's exercise the fleet utilization is assumed to be 99% for the first 15 years of the life of the vessel and 98% thereafter. Additional off hire is assumed for the periods each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys). The cash flows were based on the conditions that existed at the balance sheet date and were not affected by subsequent decisions.

No impairment loss was identified or recorded for 2007 or 2008 and the Company has not identified any other facts or circumstances that would require the write down of vessel values. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

Vessel's depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of ts lightweight tonnage and estimated scrap rate at the date of the vessel's delivery. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

Accounting and measurement of derivative instruments: SFAS No. 133 "Accounting for Derivative Instruments and Certain Hedging Activities," require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

Financial instruments with characteristics of both liabilities and equity: SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" establishes standards for the accounting for certain financial instruments with characteristics of both liabilities and equity. Certain obligations to issue a variable number of shares are financial instruments that embody unconditional obligations, or financial instruments other than outstanding shares that embody conditional obligation, that the issuers must or may settle by issuing variable number of equity shares. These obligations also must be classified as liabilities if, at inception, the monetary values of the obligations are based solely or predominantly on any one of the following: 1) a fixed monetary amount known at inception, 2) variations in something other than the fair value of the issuer's equity shares, or 3) variations inversely related to changes in the fair value of the issuer's equity shares. Freestanding financial instruments indexed to or potentially settled in the issuer's shares for which equity classification is precluded by SFAS No. 150 initially and subsequent should be measured at fair value. Subsequent changes in fair value are recognized in earnings.

Deferred Dry-dock costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. During September 2008 Omega Lady Miriam entered her scheduled drydock.

Allowance for non-collectible accounts: At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Year Ended December 31, 2008 compared with the Year Ended December 31, 2007

OPERATING FLEET – Our fleet, in 2008, was comprised of eight product tankers, including two Handymax MR's and six Panamax vessels.  The two Handymax MR's and four of the Panamax vessels were purchased in 2006 with a combination of debt and proceeds from our initial public offering. The vessels were delivered to us between May and August of 2006.  The other two Panamax vessels were purchased in 2007 and were delivered to us in March and April of 2007, respectively.  The results from operations for these vessels in 2007 and 2008 are in Continuing Operations.  Discontinued operations relate to the results of operations of our bulk carriers that we agreed to sell in 2006 and were delivered to their new owners in 2007.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $77.7 million in 2008 versus $69.9 million in 2007, an increase of 11%.  The increase was primarily due to an increase in the number of ship operating days for the product tankers from 2,719 days in 2007 to 2,918 in 2008, an increase of 199 days or 7%.  On average, we operated 6.0 Panamax vessels and 2.0 Handymax MR's in 2008 versus 5.4 Panamax vessels and 2.0 Handymax MR's in 2007.  Voyage revenues for 2008 and 2007 also include revenue from profit sharing of $6.8 million and $4.0 million, respectively.

VOYAGE EXPENSES – Voyage expenses, which include mainly brokerage commissions on voyage revenues, were $1.0 million in 2008 versus $0.9 million in 2007, an increase of 11%. This increase is due primarily to the respective increase in voyage revenues, as commissions are calculated as a percentage of gross hire.

VESSEL OPERATING EXPENSES – Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, were $15.5 million in 2008 versus $13.1 million in 2007, an increase of 18%.  This increase was primarily related to the operation of a larger fleet in 2008 versus 2007, when we operated a fleet of 8.0 compared to 7.4 vessels, respectively. The increase in crew wages and the increased cost of spares incurred as a result of repairs and maintenance effected during the drydocking for one vessel in our fleet.

DEPRECIATION AND AMORTIZATION – Depreciation and amortization, which primarily includes depreciation of vessels, was $18.9 million in 2008 versus $17.6 million in 2007.  The increase of 7% reflected the operation of an average of 8.0 vessels in 2008 versus 7.4 vessels in 2007.

MANAGEMENT FEES – Management fees relate to the fees paid to V. Ships and Eurasia for the technical management of our vessels.  These fees were $1.2 million in 2008 versus $1.1 million in 2007.  This increase of 9.1% related to the operation of a larger fleet in 2008 than 2007 as well as 7% annual increase of the management fees in 2008 compared to 2007. This increase was partially offset by the fact that in 2007 extra fees were charged by V. Ships as for management services rendered prior to the acquisition of Omega Emmanuel and Omega Theodore.

GENERAL AND ADMINISTRATIVE EXPENSES – General and Administrative Expenses were $6.1 million in 2008 versus $5.1 million in 2007, reflecting an increase of 20%. The increase is mainly attributable to a $0.9 million increase of non cash charges relating to the fair value of the restricted shares granted. The grant date fair value of the restricted shares is being recognized rateably over the vesting period. Also during 2008 there was an increase of wages that was partially offset by the decrease of the cash bonus received by the Officers and the decrease of the audit fees. The amount of audit and consulting fees was higher in 2007 mainly due to Sarbanes-Oxley compliance requirements.

INTEREST AND FINANCE COSTS - Interest and Finance costs for 2008 were $14.4 million versus $18.6 million in 2007, a decrease of $4.2 million or 23%.  The decrease reflects the decrease of average interest rate by 32% in 2008 compared to 2007. The decrease resulted from the lower interest rates was partially offset by the higher amount of outstanding debt relating mainly to the financing of the two handymax (MR2) product tankers that we have agreed to purchase.

INTEREST INCOME – Interest Income was $0.7 million in 2008 versus $1.8 million in 2007, a decrease of 61%, relating mainly to lower interest rates and balances.

CHANGE IN FAIR VALUE OF WARRANTS - This gain was $3.2 million in 2008 versus $1.1 million in 2007 and is related to the changes in fair values of the warrants issued to the seller of the Ice Class 1A Panamax newbuildings, which we took delivery of in March and April of 2007, as partial compensation for the vessels. The increase of the amount of gain relates mainly to the decrease of our share price on December 31, 2008 compared to December 31, 2007.

LOSS ON DERIVATIVE INSTRUMENTS – For the year ended December 31, 2008, realized loss from the interest rate swaps amounted to $0.9 million and unrealized loss was $12.7 million. For the year ended December 31, 2007, realized gain from the interest rate swap amounted to $0.04 million and the net unrealized loss on the interest rate collar option amounted to $1.3 million. The increase of the loss on derivative instruments relates primarily to the significant decrease of the forward interest rates as of December 31, 2008 compared to December 31, 2007. On March 27, 2008 we entered into two interest rate swap agreements with NIBC and BTMU in order to hedge our exposure to fluctuations in interest rates on our junior secured credit facility. The notional amount of each agreement is $21.3 million and the interest rate is fixed at 2.96% per annum. Furthermore, on April 15, 2008 we entered into a restructuring agreement amending the initial rate collar option with HSH. Under the amended agreement, we have entered into a participation swap with a gradual alignment factor. The notional amount of the swap is $150.0 million and the cap has been set at 5.1%, with the floor being at 2.5% and the gradual aligned participation at a maximum of 2.6% when the three months LIBOR drops below 2.5%. Finally, on November 10, 2008 we entered into an interest rate swap agreement with Lloyds Bank in order to hedge our exposure to fluctuations in interest rates. The interest rate is fixed at 2.585% per annum and the notional amount was $100.0 million as of December 31, 2008.

INCOME FROM CONTINUING OPERATIONS – Income from continuing operations for 2008 was $10.9 million versus $14.9 million in 2007.  The decrease of $4.0 million, or 27%, primarily is related to the significant increase of the loss on derivative instruments by $12.4 million, that was partially offset by (i) the increase of operating income by $3.2 million due primarily to the increase of the size of our fleet from an average of 7.4 vessels in 2007 to 8.0 vessels in 2008, (ii) the decrease of interest and finance costs and interest income by $3.1 million and (iii) the increase of gain from change in fair value of warrants by $2.1 million.

Year Ended December 31, 2007 compared with the Year Ended December 31, 2006

OPERATING FLEET – Our fleet, in 2007, was comprised of eight product tankers, including two Handymax MR's and six Panamax vessels.  The two Handymax MR's and four of the Panamax vessels were purchased in 2006 with a combination of debt and proceeds from our initial public offering. The vessels were delivered to us between May and August of 2006.  The other two Panamax vessels were purchased in 2007 and were delivered to us in March and April of 2007, respectively.  The results from operations for these vessels in 2007 are in Continuing Operations.  The results from operations for the vessels purchased in 2006 are in Continuing Operations in 2006.  Our fleet also included two drybulk carriers, which were agreed to be sold in September of 2006 and delivered to the new owners in January of 2007.  Due to the agreement to sell the bulk carriers, the results of operations of these vessels are shown in Discontinued Operations in both 2007 and 2006.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $69.9 million in 2007 versus $26.9 million in 2006, an increase of 160%.  The increase was primarily due to an increase in the number of ship operating days for the product tankers from 1,122 days in 2006 to 2,719 days in 2007, an increase of 1,597 days or 142%.  On average, we operated 5.4 Panamax vessels and 2.0 Handymax MR's in 2007 versus 2.1 Panamax vessels and 1.0 Handymax MR's in 2006.  Voyage revenues for 2007 also include revenue from profit sharing of $4.0 million, while no such revenue were recognized in 2006, as the recognition criteria were not met.

VOYAGE EXPENSES – Voyage expenses, which include mainly brokerage and address commissions on voyage revenues, were $0.9 million in 2007 versus $0.3 million in 2006, an increase of 200%. This increase is due primarily to the respective increase in voyage revenues, as commissions are calculated as a percentage of gross hire.

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

MANAGEMENT FEES – Management fees relate to the fees paid to V. Ships and Eurasia for the technical management of our vessels.  These fees were $1.1 million in 2007 versus $0.6 in 2006.  This increase of 83% related to the operation of a larger fleet in 2007 than 2006.  The increase is not in line with the increase in vessel operating days (142%) as in 2006 extra fees were charged by V. Ships and Eurasia as for management services rendered prior to the acquisition of the Company's fleet.

OPTIONS' PREMIUM – On February, 2006, the company entered into four option agreements to acquire four Ice Class 1A double hull Panamax product Tankers. In order to conclude such option agreements the Company paid a non refundable fee of $0.1 million per agreement. In November and December, 2006, two of the options expired without being exercised and the respective fees of $0.2 million were charged in the accompanying 2006 consolidated statement of income. The remaining two option agreements, which expired on April 30 and May 31, 2007, remained unexercised and the respective fees of $0.2 million were written off in the 2007 consolidated statement of income.

GENERAL AND ADMINISTRATIVE EXPENSES – General and Administrative Expenses were $5.1 million in 2007, reflecting an increase of $2.4 million or 112% compared to 2006. The increase is mainly attributable to a $1.2 million increase in wages and other compensation costs, resulting mainly from the increase in personnel umber and months of employment compared to 2006, bonuses granted to the officers and employees of the Company and a $0.6 million increase in audit and consultancy fees mainly due to Sarbanes-Oxley compliance requirements.

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

CHANGE IN FAIR VALUE OF WARRANTS - This gain was $1.1 million and is related to the changes in fair values of the warrants issued to the seller of the Ice Class 1A Panamax newbuildings, which we took delivery of in March and April of 2007, as partial compensation for the vessels.

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

INCOME/LOSS FROM CONTINUING OPERATIONS – Income from continuing operations for 2007 was $14.9 million versus a loss of $4.6 million in 2006.  The increase of $10.3 million, or 224%, primarily is related to the increase of the size of the fleet from an average of 3.1 vessels in 2006 to 7.4 vessels in 2007 and the recognition in 2007 of revenue from profit sharing of $4.0 million discussed above.

Income from the ownership and operation of the drybulk vessels for 2007 and 2006 is shown below in "Discontinued Operations."

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

B. Liquidity and Capital Resources

We operate in a capital intensive market. We have financed the acquisition of our fleet with proceeds from our initial public offering, long-term debt and internally generated cash. Our main uses of funds have been capital expenditure for the acquisition of new vessels, repayment of bank loans and payment of dividends.

Vessels acquisitions and vessels under construction

Two handymax product tankers that we had agreed to purchase in May 2008:

On May 9, 2008, we entered into Memorandum of Agreements with an unrelated third party to acquire two newbuilding double hull Handymax (MR2) product tankers for a consideration of $55.5 million per vessel ($111.0 million in total). The vessels each have a capacity of approximately 47,000 dwt, the first one was delivered in April 2009 and the other is currently under construction at Hyundai Mipo Shipyard, South Korea expected to be delivered in the third quarter of 2010. As at December 31, 2008, we had paid an advance, representing 10% of the total purchase price, amounting to $11.1 million, from cash available from operations nd the proceeds under a loan facility concluded in this respect with Lloyds TSB Bank PLC, as further discussed below. In 2009, the following events occurred with respect to:

a) Omega Duke

(i) On April 8, 2009, we entered into a settlement agreement with the seller to cancel the Memorandum of Agreement and the time charter agreement for Omega Duke, by paying a settlement fee of $3.0 million. Such amount was paid on April 24, 2009 and both parties were released from further liabilities regarding the Memorandum of agreement and the time charter agreement.

(ii) Through our wholly-owned subsidiary Omnicrom Holdings Ltd., or Omnicrom, we have entered into a joint venture agreement with Topley Corporation, or Topley, which is a wholly-owned subsidiary of Glencore International AG. Omnicrom and Topley each own 50% of Stone Shipping Ltd, or Stone, that is a joint venture holding company. Stone owns 100% of Blizzard Navigation Inc., or Blizzard, that is the shipowning company of Omega Duke. Blizzard entered into a Memorandum of Agreement with the seller for the purchase of Omega Duke for a consideration of $45.0 million. Omega Duke was delivered to Blizzard on April 24, 2009. The purchase of the vessel was financed by the loan agreement with Lloyds bank discussed below and by equal equity contributions of the joint venturers that amounted to $11.3 million, or $5.6 million each. Blizzard has entered into a five year charter agreement on a daily hire of $16,500 plus 100% of any trading income in excess. In the event that additional equity is required, Topley and Omnicrom are each expected to invest an amount equal to 50% of the required funding. The joint venture is expected to declare a dividend on a quarterly basis, in amounts substantially equal to any available cash from operations after cash expenses and discretionary reserves and is expected to  be distributed equally between Omnicrom and Topley.

b) Vessel to be delivered during the third quarter 2010

(i) On April 8, 2009, we entered into a settlement agreement with the seller to cancel the Memorandum of Agreement and the time charter agreement, of the second vessel that we agreed to purchase on May 2008. The effectiveness of the settlement agreement is subject to several financing arrangements that need to be in place prior to July 31, 2009. The financing arrangements relate mainly to equity contributions from the joint venturers and the payment of the settlement fee.

(ii) On April 8, 2009, as supplemented on April 24, 2009, we entered, through Omnicrom, into a joint venture agreement with Topley. Omnicrom and Topley are expected to each own 50% of Onest Shipping Ltd, or Onest, which is expected to be a joint venture holding company. Onest is expected to own 100% of Tornado Navigation Inc., or Tornado, which is expected to be shipowning company of the vessel. This agreement is subject to several financing arrangements that need to be in place prior to July 31, 2009.

Pursuant to the terms of the joint venture agreement, Omnicrom and Topley are expected to procure a novation agreement transferring all rights and obligations of the shipbuilding contract from the seller, an unaffiliated third party, to Tornado is executed. In case the builder refuses to sign the novation agreement the seller expects to enter into a Memorandum of Agreement with Tornado for the sale of the vessel. Upon signing of the novation agreement or the Memorandum of Agreement, Omnicrom and Topley are expected to contribute the required equity. The acquisition of the vessel is expected to be financed by equal equity contributions of the joint venturers and the loan facility with Lloyds bank described below. In the event that additional equity is required, Topley and Omnicrom are each expected to invest an amount equal to 50% of the required funding.

Any cost associated with the predelivery finance is expected to be financed from Topley with interest of Libor plus margin that is expected to be repaid to Topley after the delivery of the vessel from cash flows from operations.

Tornado has entered into a five year time party agreement with ST Shipping on a daily hire of $16,500 plus 100% of any trading income in excess. The time charter agreement is expected to become effective upon the effectiveness of the joint venture agreement.

The joint venture is expected to declare dividends on a quarterly basis, in amounts substantially equal to any available cash from operations after cash expenses and discretionary reserves and is expected to be distributed equally between Omnicrom and Topley provided that no dividends shall be paid unless and until the outstanding indebtedness of the loan provided by Topley has been fully paid.

Five handymax product tankers under construction

On June 15, 2007, we entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five new building double hull Handymax (MR1) product tankers, each with a capacity of 37,000 dwt. The contractual purchase price of the five new buildings is $44.2 million per vessel ($221.2 million in total). An amount of up to 75% of the market value of the vessels at the time of delivery is expected to be financed from the proceeds of the loan facilities described below and the remaining amount is expected to be financed from cash available from operations. The amount of $44.2 million per vessel is payable as follows:

•	10% by July 5, 2007 (already paid)
•	10% by December 15, 2007 (already paid)
•	20% after confirmation that steel cutting is done
•	20% after confirmation that the first keel block has been laid
•	20% after confirmation that the vessel has been launched
•	20% at the delivery of the vessel

On September 8, 2008 we entered into a joint venture agreement with Topley, which is a wholly-owned subsidiary of Glencore International AG. Based on the agreement, each party is expected to initially contribute five (5) newbuilding double hull handymax product tanker vessels thus forming a fleet of 10 newbuilding vessels, with the aim of establishing a major participant in the ownership and operation of product tankers. All ten vessels have a capacity of 37,000 dwt each and are currently under construction in Hyundai Mipo shipyard. The Company expects to contribute the five vessels described above, by novating the existing shipbuilding contracts into 5 new shipowning companies wholly-owned by the joint venture Company, MegaCore Shipping Ltd., or MegaCore. Each shareholder is expected to fully fund through MegaCore any required equity needed to pay all obligations under the shipbuilding contract and any financing until the delivery of its respective vessels. The objective of the joint venturers is that, following delivery of the vessels the equity contribution of the Company and Topley is expected to be equal.

We expect to transfer our current debt financing arrangements in respect of the above five newbuilding vessels into MegaCore. We expect to continue to guarantee the performance of the loans under the predelivery period. During the predelivery period of each vessel only the cost of supervision of the vessels as well as the running expenses of MegaCore are expected to be split equally between the two joint venturers. After the delivery of each vessel the shipowning companies shall declare and pay quarterly dividends to the Company and Topley that are expected to be substantially equal to available cash from operations during the previous quarter after cash expenses and discretionary reserves. Dividends are expected to be equal for the two joint venturers.

As of December 31, 2008, the Company has neither signed the novation agreements regarding the shipbuilding contracts nor has transferred its current financing arrangements to the new shipowning companies. The shipowning companies as well as MegaCore have been established in 2008 but no equity has been contributed from the Company.

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

Pursuant to the third supplement, the interest rate margin was reduced and the financial covenants of the loan were amended as follows: (a) the ratio of fleet market value to total debt was changed from 135% to 120%, (b) the calculation of leverage ratio was amended from Total Debt to Total Capitalization, to Total Net Debt to Total Net Capitalization. According to the amended agreement, the leverage ratio may be temporarily increased to between 65% and 70%, compared to a previous maximum of 65%, provided that it will thereafter be reduced to 65% within six months after the end of the quarter that it first exceeded 65%, (c) we should maintain a ratio of EBITDA to interest payable on a four trailing quarter basis of not less than 2:00 to 1:00 instead of 3:00 to 1:00, which was required by the original agreement.  The facility is scheduled to be repaid in one amount on April 12, 2011. As of December 31, 2008, the outstanding balance of the term loan facility was $242.7 million.

Our credit facility with HSH contains a "Market Disruption Clause" requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the bank may unilaterally trigger. While we have reserved our rights regarding the ability of HSH to invoke such clause commencing January 30, 2009 we are paying the market disruption rate that is 0.21% higher than LIBOR. At this time we do not know when our lender will stop charging us the Market Disruption rate.

On April 15, 2008, we entered into a restructuring agreement amending the initial rate collar option with HSH.  Under the amended agreement we entered into a participation swap with gradual alignment factor.  The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at a maximum of 2.6% when the three months LIBOR drops below 2.5%. On July 22, 2008 the maturity date of the swap was amended from April 4, 2011 to April 14, 2011.

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

BTMU / NIBC Junior Secured Credit Facility

On March 27, 2008, we entered into a junior secured credit facility with BTMU and NIBC for the purpose of (i) partially prepaying the $295.0 million senior secured credit facility with HSH Nordbank described above, (ii) repaying the HSH bridge loan facility and (iii) for working capital purposes.  The amount of the junior secured credit facility was $42.5 million and was drawn down on March 28, 2008.  The facility will be repaid in one amount on April 12, 2011.  The junior secured credit facility bears interest at LIBOR plus margin.

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

The junior facility is secured by owners' guarantees, second priority, cross collateralized mortgages, second priority pledge/assignment of earnings account and retention account, second priority assignment of insurances in respect to the vessels, second priority pledge of the time charter contracts currently in place for the vessels, and second priority assignment of each of the vessels earnings.

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

On August 24, 2007, we, through our two wholly-owned subsidiaries that are to become the owners of two of the five Handymax (MR1) product tankers currently under construction, entered into a secured loan facility with Bremer of up to $55.3 million for the purpose of (i) the partial repayment of the outstanding loan facility with Bremer discussed above and (ii) to partly finance the acquisition cost during the construction period of the two of the five product tankers described above.  The loan amount will be drawn in two tranches, one for each vessel under construction, which will be available in five advances to be drawn on the payment dates of the instalments under the shipbuilding contracts and will bear interest at LIBOR plus margin.  The interest of the first two advances, which will be deferred until the third instalment to the shipyard is due, will be considered as a part of the loan and will bear interest thereon until full repayment of the loan upon delivery of the vessels.

On August 31, 2007, we drew down the first advance of the pre-delivery facility for both vessels ($4.0 million per vessel) and used it for the repayment of the previous loan facility with Bremer, discussed above.  On December 13, 2007, we drew down the second advance of pre-delivery facility for both vessels ($4.0 million per vessel) to partially finance the second construction instalment for the two vessels, made on December 13, 2007, amounting to $8.8 million (representing 10% of their total purchase price).  The draw down of the following advances will take place on the dates of the third, fourth and fifth installments falling due under the shipbuilding contracts signed on June 15, 2007 in partial payment of the construction instalments under the contracts. As of December 31, 2008 we had $16.1 million principal balance outstanding and the amount of deferred interest was $0.7 million. The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million and b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%. The facility is secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantee. Furthermore, we are permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

On February, 2, 2009, we entered into a post-delivery term loan facility with Bremer of up to $66.3 million representing 75% of the vessels' price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purpose of repayment of the pre-delivery facility as well as financing the sixth instalment to the shipyard. The loan will be drawn at the vessels' delivery dates and will be repayable in 40 quarterly instalments and a balloon instalment equal to $14.7 million per vessel. Repayment will commence three months after delivery of the vessels. The loan will bear interest at LIBOR plus margin. We will pay commitment fees of 0.2% per annum on the post delivery loan remaining undrawn. The loan agreement will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessels insurances, c) corporate guarantee, d) first priority assignment of each of the vessels' earnings account and retention accounts and e) manager's undertakings. Furthermore the loan agreement contains financial covenants calculated on a consolidated basis, that will require the Company to maintain: a) liquidity of not less than $5.0 million, b) a ratio f total net debt to total net capitalization of not more than 70%, c) a ratio of market value of the secured vessels to outstanding net debt of the secured vessels shall be in excess of 120%.

Bank of Scotland Loan Facility

On September 7, 2007, we entered into a senior secured loan facility up to a maximum of $70.0 million with Bank of Scotland to partly finance the construction and acquisition cost of another two of the five Handymax (MR1) product tankers that we have agreed to construct and purchase.  This facility will be drawn down in two tranches, each in six advances.  We drew down the first advance on September 20, 2007 as a reimbursement for the first instalment made in July, 2007 under the shipbuilding contracts in an amount equal to $ 4.0 million per vessel.  On December 13, 2007, we drew down the second advance for both vessels ($4.0 million per vessel) to partially finance the second construction instalment amounting to $8.8 million (representing 10% of their total purchase price).  In respect of each tranche, the remaining advances will be drawn on the payment dates and in partial payment of the instalments under the shipbuilding contracts and will cover up to the lesser of $35.0 million and the 75% of the fair market value of each vessel on delivery date.  Each tranche will be repaid in 40 equal quarterly instalments commencing 3 months after the relevant vessel's delivery date plus a balloon payment of $14.7 million.  The senior secured credit facility bears interest at LIBOR plus margin. As of December 31, 2008 we had $16.1 million principal balance outstanding and the amount of deferred interest was $0.7 million.

The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%, c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00 and d) working capital of not less than $1.0 million. After the vessels have been delivered the ratio of fair market value of the secured vessels to outstanding debt should not be less than 125%. Prior to the newbuildings' delivery the facility is secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantee. Upon delivery of the newbuildings the term loan facility will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel's insurances, c) Corporate guarantee, d) first priority assignment of vessels' charter agreements and e) pledge over each of the vessels' earnings account and retention accounts. Furthermore, we are permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

National Bank of Greece Facility

On November 20, 2007, we entered into a senior secured loan facility with the National Bank of Greece for an amount of up to the lesser of $33.2 million or 75% of the fair market value of the fifth vessel that we have agreed to purchase on its delivery date.  The loan will be available in six advances; the first of which was drawn down on November 21, 2007 as a reimbursement for the first instalment on the vessel made in July, 2007 under the shipbuilding contract in an amount equal to $4.0 million.  On December 13, 2007, we drew down the second advance equal to $4.0 million, to partially finance the second construction instalment for the newbuilding vessel, made on December 13, 2007, amounting to $4.4 million (representing 10% of its total purchase price).  The remaining advances are to be drawn on the payment dates of the instalments under the shipbuilding contract.  The loan will bear interest at LIBOR plus margin.  The loan will be repayable in 40 equal quarterly instalments plus a balloon instalment equal to $13.3 million.  Repayment will commence three months after delivery of the vessel. As of December 31, 2008 we had $8.0 million principal balance outstanding.

The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $0.5 million per fleet vessel b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%, c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00. After the vessel has been delivered the ratio of fair market value of the secured vessel to outstanding debt should not be less than 120%. The facility is secured, prior to the newbuildings' delivery by a) first priority assignment of all rights under the relevant shipbuilding contract signed on June 15, 2007 b) first priority assignment of all rights under the relative refund guarantee and c) corporate guarantee. Upon delivery of the newbuildings the term loan facility, is secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel's insurances, c) Corporate guarantee, d) first priority assignment of vessels' charter agreements and e) pledge over each of the vessels' earnings account and retention accounts and e) manager's undertaking. Furthermore, we are permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

Lloyds TSB Bank PLC

On May 9, 2008, we entered into an agreement to purchase two newbuilding Handymax (MR2) product tankers for $55.5 million each. Payment terms provide for a 10% advance payment and the balance of 90% at the respective deliveries.  On May 28, 2008, we entered into a pre-delivery loan facility with Lloyds TSB Bank PLC of up to $9.9 million to finance 90% of the advance payment to the seller that amounts to $11.1 million.  The facility is repayable by a bullet payment at the delivery date and bears interest at a rate of LIBOR plus margin.  The loan will be secured by i) Memorandum of Agreement assignment, ii) shares charge and iii) Corporate Guarantee and contains financial covenants calculated on a consolidated basis that will require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1.0 million and d) liquidity of not less than (A) $0.5 million per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (B) $0.75 million per vessel if the average remaining time charter coverage in respect of both Vessels is more than six months and less or equal to one year; and (C) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to six months, but in any event not less than $0.75 million per vessel. As of December 31, 2008, the outstanding balance of the credit facility was $9.9 million as of December 31, 2008.

On May 28, 2008, we also entered into a post-delivery credit facility to fund the balance of the acquisition cost of the same two vessels in an amount of the lesser of $83.25 million and 75% of the fair market value of the vessels on their delivery dates.  The loan facility will be repayable in 40 equal quarterly instalments plus a balloon instalment of $18.3 million per vessel together with the final instalment.  Repayment will commence three months after the delivery of the vessels.  Amounts under the facility will bear interest at LIBOR plus margin.  Also, the credit facility contains financial covenants that will require the Company to maintain: i) a ratio of EBITDA to interest payable of not less than 2:1, ii) a ratio of total net debt to total net capitalization of not more than 0.70:1, iii) working capital of not less than $1.0 million and iv) liquidity of not less than (a) $0.5 million per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (b) $0.75 million per vessel if the average remaining time charter coverage in respect of both Vessels is more than six months and less or equal to one year; and (c) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to six months, but in any event not less than $0.75 million per vessel. The loan will be secured by a) first priority mortgage over each security vessel, b) first priority assignments of accounts, c) first priority general assignment in relation to security vessels' earnings, insurances and employment, and d) corporate guarantee.

On November 10, 2008 we entered into an interest rate swap agreement with Lloyds Bank in order to hedge our exposure to fluctuations in interest rate. The interest rate is fixed at 2.585% per annum and the notional amount was $100.0 million as of December 31, 2008. The effective date of the agreement is November 12, 2008 until May 12, 2011.

As further discussed above, on April 8, 2009 we have entered into two joint venture agreements. The joint venture agreement relating to Omega Duke was effective on April 24, 2009 and part of the predelivery loan facility, amounting to $5.0 million, was fully repaid on April 23, 2009. The joint venture agreement relating to the second vessel that is expected to be delivered during the third quarter of 2010 is not yet effective. As a result the predelivery and postdelivery facilities, signed in May 2008, are still valid for the second vessel.

On April 24, 2009 the joint venture shipowning companies, Blizzard and Tornado, have entered into a senior secured loan facility with Lloyds bank. The facility is divided in two tranches. The first tranche amounts to $33.8 million for the financing of the acquisition of Omega Duke and was drawn down on April 24, 2009. The second tranch is to be applied to Tornado and will amount to the lower of $33.8 million and 75% of the market value of the relevant vessel on delivery. The second tranche will be drawn down as follows: a) a maximum amount of $6.3 million upon the signing of the novated building contract, b) a maximum amount of $9.2 million toward payment of the third instalment of the novated building contract, c) a maximum amount of $9.2 million toward payment of the fourth instalment of the novated building contract and d) delivery advance in repaying the predelivery advances and part of the purchase price under the novated shipbuilding contract.

The first tranche is repayable in 29 quarterly instalments and a balloon payment in the maximum amount of $19.0 million. The second tranche is repayable in 28 equal quarterly instalments and a balloon payment payable together with the 28th instalment.

The facility bears interest at LIBOR plus margin, commitment fees of 0.7% and annual agency fees of $15,000. The facility is secured by (i) first priority mortgage, (ii) first priority assignment of insurances, (iii) first priority assignment of earnings of the vessel plus any time charter exceeding 12 months, (iv) first priority pledge over vessel earnings accounts, (v) first priority pledge over the shares of Stone, Topley and Omnicrom, (vi) Omnicrom's guarantee for 50% of the loan and Omega's guarantee for 100% of Omnicrom's obligations. The facility contains financial covenants calculated on Omega's and Glencore's consolidated financial statements. Also a ratio of market value of the secured vessel to outstanding net debt of the secured vessel shall be in excess of 125%. The bank has provided a waiver of the security value coverage up to and including the 2nd anniversary of the delivery date of each vessel.

The facility, signed on April 24, 2009, will become effective for the second vessel when the joint venture agreement will become effective.

Furthermore, on April 23, 2009, we terminated the fixed rate swap agreement that had entered into with Lloyds Bank on November 10, 2008. Concurrently we entered into (i) an interest rate swap with a notional amount of $66.3 million at a fixed rate of 2.655% per annum effective since February 12, 2009 and (ii) an interest rate swap with a notional amount of $33.8 million at a fixed rate of 2.655% per annum effective since April 24, 2009. The second swap was novated to Blizzard on April 24, 2009. The duration for both swaps is until May 12, 2011.

Cash Flows

Our cash and cash equivalents increased to $16.8 million in the year ended December 31, 2008 from $8.9 million in the year ended December 31, 2007.  Working capital is current assets minus current liabilities including the current portion of long-term debt.  Our working capital was $3.6 million as of December 31, 2008 versus $3.4 million as of December 31, 2007. We believe that we have sufficient working capital for our present requirements.

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $40.1 million in 2008 versus $33.3 million in 2007.  The increase is primarily attributable to an increase in the size of the fleet from an average of 7.4 operating vessels in 2007 to an average of 8.0 operating vessels in 2008, as well as the increase of the amount of profit sharing received. In 2006 net cash provided by operating activities was $22.7 million and we operated an average of 3.1 vessels.

NET CASH USED IN INVESTING ACTIVITIES – was $12.8 million in 2008 relating to 10% advance payment for the acquisition of two (MR2) newbuilding vessels.

Net cash used in investing activities was $83.7 million in 2007 consisting of $120.3 million paid for the acquisition of Omega Emmanuel and Omega Theodore, $81.5 million received from the sale of our two drybulk product carriers and $44.9 million advance payment for the acquisition of the five newbuilding vessels currently under construction.

Net cash used in investing activities was $358.1 million in 2006 which reflects $357.5 million paid for the acquisition of six product tankers and $0.4 million payment of a non refundable fee in order to enter into four option agreements to purchase four Ice Class 1A Panamax product tankers and $0.2 million relating to other fixed assets acquisition.

NET CASH USED IN FINANCING ACTIVITIES – was $19.3 million in 2008 primarily consisting of $156.6 million of proceeds drawn under our credit facilites, repayment of $144.3 million of our credit facilities, $30.4 million of cash dividend paid during the year, $1.4 million paid as to financing fees and $0.2 million decrease of restricted cash.

Net cash provided by financing activities was $55.5 million in 2007 mainly consisting of $156.8 million of proceeds drawn under our credit facilities to fund part of the acquisition cost of Omega Emmanuel, Omega Theodore and the five newbuilding vessels, the repayment of $71.4 million of our credit facilities (including a $38.1 million repayment of the term loan facility relating to the drybulk vessels sold), $30.3 million of cash dividend paid during the year, $1.0 million decrease of restricted cash and $0.6 million paid as financing costs.

Net cash provided by financing activities was $334.1 million in 2006 mainly consisting of $187.9 million in proceeds from our initial public offering, of which $28 million were used to repay debt relating to our drybulk carriers, $241.5 million proceeds drawn down under credit facilities, $6.0 million increase of restricted cash, the repayment of $41.6 million of indebtedness under credit facilities, $31.0 million payment relating to sellers' credit for the acquisition of drybulk carriers, $15.1 million of cash dividend paid during the year, $1.4 million payment of financing costs and $0.2 million payment of stockholder's short term financing.

C. Research and development, Patents and Licenses

Not applicable.

D. Trend Information

Not applicable.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

At December 31, 2008 we had the following contractual obligations:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(in thousands of $)
Long-term debt (1)	336,612	138	290,730	5,676	40,068
Shipbuilding contracts (2)	176,940	35,388	141,552	-	-
Vessel acquisitions (3)	99,900	49,950	49,950	-	-
Periodic Survey fees (4)	454	140	224	90	-
Operating leases (5)	13	13	-	-	-
Total	613,919	85,629	482,456	5,766	40,068

(1) Refer to Item 18 for a complete description of our credit facilities. The analysis above reflects our debt maturities, following the postdelivery credit facility with Bremer for the financing of two of the five newbuilding double hull Handymax (MR1) product tankers, currently under construction, signed on February 2, 2009. The analysis above does not reflect the joint venture agreements we entered into with Topley in April 2009 and the amendments on the loan agreement with Lloyds. Based on these agreements and after Omega Duke was delivered in April 2009, the company paid the amount of $ 4.9 million to Lloyds.

(2) In June 2007, we entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five newbuilding double hull Handymax (MR1) product tankers, each with a capacity of 37,000 dwt. Four of these tankers are scheduled for delivery in 2010 and the fifth scheduled for delivery in February 2011.

(3) On May 9, 2008, we entered into two memoranda of agreement for the purchase of two newbuilding double hull Handymax (MR2) product tankers for a consideration of $55.5 million per vessel. The agreement to purchase the first vessel, Omega Duke was cancelled and the vessel was acquired on April 24, 2009 by a joint venture in which we have 50% participation for a consideration of $45.0 million. The second vessel, which is currently under construction at Hyundai Mipo Dockyard, South Korea is expected to be delivered in the third quarter of 2010.

(4) We have entered into fee agreements with DNV, American Bureau of Shipping as well as Lloyds Register for periodic surveys of our vessels. The fee agreement with DNV is effective for three years and the fee agreements with American Bureau of Shipping and Lloyds Register are effective for five years.

(5) In June 2005 and August 2006, we entered into rental agreements to lease office spaces in Piraeus, Greece. These agreements were amended in April 1, 2008. The termination date, according to the amended agreements, is February 2009 and it was extended without written notice, on a monthly basis and the same amount of rental. The amount reflected in the table represents the Dollar equivalent of lease payments in Euros calculated assuming a $/Euro exchange rate of $1.392/Euro on December 31, 2008.

G. Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

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

Name	Age	Position

Robert J. Flynn	56	Chairman and Class A Director
George Kassiotis	37	President, Chief Executive Officer and Class C Director
Charilaos Loukopoulos	40	Executive Vice President, Chief Operating Officer, General Counsel and Class C Director
Gregory McGrath	58	Chief Financial Officer
Nicolas Borkmann	47	Class B Director
Dr. Chiang Hai Ding	70	Class A Director
Kevin Harding	50	Class C Director
Shariq Azhar	54	Class A Director
Matthew W. McCleery	39	Class B Director
Huang Yuan Chiang	50	Class B Director

_____________________________

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class C Directors' term expires in 2009. Class A Directors' term expires in 2010. Class B Directors' term expires in 2011.

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

George Kassiotis (President, Chief Executive Officer and Class C Director) has served as our President, Chief Executive Officer and Director since our inception in February 2005. Prior to joining us, since 1996 Mr. Kassiotis was the commercial director of Target Marine S.A. and since 1999 he led, as a senior executive director, the development of Target's business and oversaw its growth and expansion. In this capacity, Mr. Kassiotis was responsible for vessel sale and purchase, project development, financing and other transactions effected by other shipowning affiliates of Target, including the development of Horizon Tankers Ltd., which contracted twelve newbuilding product tankers since 2002. Mr. Kassiotis comes from a shipping family and has been involved in various sectors of the shipping industry, under the family business for 15 years. Mr. Kassiotis raduated from the Universite de Paris, Pantheon - Sorbonne, France in 1993, where he studied international business law, and holds a Masters degree in law from the University of London, England.

Charilaos Loukopoulos (Executive Vice President, Chief Operating Officer, General Counsel and Class C Director) has served as our Executive Vice President, Chief Operating Officer, General Counsel and Director since our inception in February 2005. Prior to joining our Company, since 1996, Mr. Loukopoulos was employed by Target Marine where he acted as a general counsel and Insurance and Claims Director. In this capacity, Mr. Loukopoulos was responsible for the administrative and legal supervision of all of Target's departments, overseeing all the Target operations. Prior to that, after being admitted to the Athens Bar Association in 1993, Mr. Loukopoulos worked as an attorney in a shipping law firm based in Piraeus. He has lectured on shipping law and vessel sale & purchase contracts at the Institute of Chartered Shipbrokers' Greek branch. He graduated from the University of Thessaloniki, Greece in 1992, having studied law and holds a Masters degree in Shipping law from the University of Southampton, England.

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

Dr. Chiang Hai Ding (Class A Director) serves as a Director.  He worked in Neptune Orient Lines Ltd. as an economic advisor to the Chairman and the Chief Executive Officer from 1995 to 2002. He had also  worked at Citibank from 1973 to 1978. Dr Chiang has had a varied career. He has been a university lecturer, an elected Member of Parliament, and a Singapore Ambassador, serving in Malaysia, Germany, The European Communities, The USSR and Egypt. He also worked as the executive director in two NGOs for the elderly and as an Independent Director in a few publicly-listed companies in Singapore.  Dr Chiang has a BA from the National University Singapore and a Ph.D. from the Australia National University. In 2001 he took a Graduate Diplomacy in Gerontology from Simon Fraser University in Vancouver, BC, Canada.  Dr. Chiang Hai Ding’s son is a partner of the Singapore affiliate of Ernst & Young Global. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent auditors, and the Singapore affiliate of Ernst & Young Global are members of the Ernst & Young Global network.  Dr. Chiang Hai Ding has advised us that his son is not and will not be directly or indirectly involved in providing any services to us during his employment at the Singapore or any other affiliate of Ernst & Young Global for so long as Dr. Chiang Hai Ding remains our director.

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

Kevin Harding (Class C Director) serves as a Director. Mr. Harding is currently acting as a consultant within the shipping industry. Since 2005, Mr. Harding has been a director of Sextant Consultancy Ltd. where he served as a shipping consultant. Since 2008, Mr. Harding has been a director of Pareefers where he provides general shipping advice to the other board members of Pareefers. From 1992 to 2005, he was the Senior Vice President of Star Reefers UK Ltd., a Siem Industries company, responsible for chartering and sale and purchases of vessels and overseeing operations and financial management. From 1978 to 1992 Mr. Harding served as a manager with Associated Container Transportation Limited (London), where he managed international trade operations.

Shariq Azhar (Class A Director) serves as a Director.  Since 2008 Mr. Azhar has been the Chief Executive Officer of Oman International Development & Investment Co. SAOG, a leading Muscat Securities Market listed Omani investment company engaged in investment activities across a diversity of sectors, geographies and asset classes.  Prior to this, he was the Director General of Injaz Mena Investment Co. PSC, an Abu Dhabi based investment bank focused on global private equity, real estate, capital  markets and corporate finance activities.  Among other positions held over some 25 years in banking and finance, Mr. Azhar served as Executive Vice President of Abu Dhabi Commercial Bank heading the bank's wholesale businesses including corporate banking, investment banking, commercial banking, institutional banking and treasury. Earlier in his career he served as General Manager of Mashreqbank USA, as Vice President of Chase Manhattan Bank in New York and as Senior Research Analyst at the Federal Reserve Bank of New York, the US central bank.  He is a director on the boards of several companies.  Mr. Azhar holds an MBA in Finance from the Stern School of Business at New York University.

Matthew W. McCleery (Class B Director) serves as a Director. Since 2002, Mr. McCleery has been the president of Blue Sea Capital, Inc., a provider of ship finance advisory services. Since 2000, Mr. McCleery has been the president of Marine Money International, a provider of maritime finance transactional information and maritime company analysis. He joined Marine Money International in 1996 as a managing editor. Mr. McCleery also serves as a managing director of Marine Money Consulting Partners, the financial advisory and consulting company that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. Mr. McCleery previously served on the board of directors of FreeSeas, Inc., a bulk shipping company, which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Mr. McCleery holds a Juris Doctor degree from the University of Connecticut School of Law.

Huang Yuan Chiang (Class B Director) serves as a Director. Mr. Huang is a lawyer by training and he has had a career in Investment Banking spanning 12 years. He has held senior management positions at various international banks including Standard Chartered Bank, HSBC, Bankers Trust and Deutsche Bank. His areas of specialization were in the areas of mergers and acquisitions and corporate finance and his last position at Bankers Trust was Managing Director, heading the Mergers & Acquisition Division for Bankers Trust for Singapore, Malaysia, Indonesia, Thailand, Philippines and India. Apart from Omega Navigation Enterprises Inc., Mr. Huang holds board positions in several other listed and private companies. Mr. Huang has degrees in law and economics.

No family relationships exist among any of the Executive Officers and Directors.

B. Compensation

The aggregate annual compensation paid to our executive officers, Messrs. Kassiotis, Loukopoulos and McGrath, amounted to approximately $1.3 million for the year ended December 31, 2008. In March 2008, pursuant to the Company's Stock Incentive Plan, the officers were granted an aggregate of 53,357 restricted common shares that will become vested rateably over three years. In March 2008 the officers received bonus compensation, relating to 2007 performance, which amounted to $0.85 million and consisted of cash and immediately vested shares. The actual amount of cash paid was $0.2 million and the number of immediately vested shares issued was 42,059. In February, 2009, the Board of Directors approved the reward of the executive officers by means of a bonus and incentive stock compensation. The executive officers were awarded to receive an amount equal to $0.03 million in cash and 54,342 shares of immediately vested Class A common stock. Also the Board has approved an additional compensation of one month's salary to the executive officers that amounted to $0.1 million. In February 2009, pursuant to the Company's Stock Incentive Plan, the officers were granted an aggregate of 108,685 restricted common shares that will become vested rateably over three years.  Executive officers who also serve as directors do not receive additional compensation for their services as directors.

We do not have a retirement plan for our executive officers or directors. Under the respective employment agreements between us and Messrs. Kassiotis, Loukopoulos and McGrath, we will be required to make an aggregate lump sum payment of $1.3 million to our executive officers, in addition to their respective base salary, until the end of the contract term, for early termination of employment during its term or in the event that we materially breach the terms of the respective employment agreements. Such an amount will be increased by an aggregate amount of approximately $0.6 million in the case where the term of the employment agreements is xtended prior to the occurrence of material breach. In addition, in the event of a change of control of our Company (as defined in the amended and restated articles of incorporation) during the term of the employment agreements, we will be required to pay to the executives an amount equal to the equivalent of two to three years their annual base salary, over and above the lump sum described above.

Non-employee directors receive annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, non-employee directors who serve as audit committee members and compensation committee members receive an additional annual fee of $7,500 and $2,500, respectively.  In lieu of any other compensation, Mr. Robert J. Flynn, the Chairman of our board of directors, receives annual compensation in the amount of $150,000. In July, 2007, pursuant to the Company's Stock Incentive Plan, the non-executive directors were granted an aggregate of 6,000 restricted common shares that vest after one year.  In July, 2008, pursuant to the Company's Stock Incentive Plan, the non-executive directors were granted an aggregate of 10,500 restricted common shares that vest after one year.

C.  Board Practices

We have established an audit committee that is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls, and reviewing the annual and quarterly financial statements.  The members of our audit committee, each of whom is an independent director, are Messrs. McCleery, Azhar, Harding and Huang. In addition, we have established a compensation committee that is responsible for establishing executive officers' compensation and benefits. The members of our compensation committee are Messrs. Borkmann, Harding, McCleery, each an independent director, and Mr. Loukopoulos.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D. Employees

As of December 31, 2008, we employed 169 employees, consisting of 13 shore-based personnel based in Athens, Greece, and 156 seagoing employees.  We have entered into employment agreements with Messrs George Kassiotis, Charilaos Loukopoulos and Greg McGrath. Our shore-based employees are not covered by industry-wide collective bargaining agreements that set basic standards of employment.

The following table presents the number of shore-based personnel and the number of seagoing personnel employed by our vessel owning subsidiaries during the periods indicated.

	2008	2007	2006
Shore-based	13	9	9
Seagoing	156	178	163

Total	169	187	172

E. Share Ownership

The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7 - Major Shareholders and Related Party Transactions" below.

Equity Incentive Plan

We have adopted an equity incentive plan, or the Plan, which entitles our officers, key employees and directors to receive options to acquire Class A common stock.  Under the Plan, a total of 1,500,000 shares of Class A common stock has been reserved for issuance.  The Plan is administered by our board of directors.  Under the terms of the Plan, our board of directors is able to grant new options exercisable at a price per share to be determined by our board of directors.  The exercise price of initially issued options are equal to the average daily closing price for our Class A common stock over the 20 trading days following the closing of our initial public offering.  Under the terms of the Plan, no options may be exercised until at least two years after the closing of our initial public offering in April 2006.  Any shares received on exercise of the options may not be able to be sold until three years after the closing of our initial public offering.  All options expire ten years from the date of grant.  The Plan expires ten years from the closing of our initial public offering.  On February 8, 2007, March 20, 2008 and February 4, 2009, we granted an aggregate of 54,138, 95,416 and 163,027 restricted shares, respectively, to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. On July 26, 2007 and July 31, 2008, we granted an aggregate of 6,000 and 10,500 restricted shares to our non-executive directors. On March 20, 2008 and February 4, 2009 we granted an aggregate of 8,815 and 25,109 restricted shares to some employees. During 2008 3,650 restricted shares were forfeited.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of May 21, 2009, information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group.  All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class(1)

Class A Common Stock, par value $0.01	George Kassiotis(2)	3,218,386	20.38%

	MHR Fund management LLC(3)	1,358,100	8.60%

	All Directors and officers as a group(4)	3,292,810	20.85%

____________
(1)	Does not include unvested restricted shares granted pursuant to the Plan to our Chief Executive Officer, Chief Operating Officer Chief Financial Officer, non-executive directors and employees.
(2)	Our Chief Executive Officer, Mr. Kassiotis, beneficially owns 3,150,000 shares indirectly through ONE Holdings, Inc. Mr. Kassiotis is the sole shareholder of ONE Holdings, Inc.
(3)	Based on the SEC filings of the Shareholder dated as of February 13, 2009.
(4)	The number of shares owned and percent of class by all Directors and officers as a group are as of May 21, 2009.

The Company's major shareholders and Officers and Directors do not have different rights from other shareholders in the same class.  To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

On April 13, 2009 we have issued 499,724 Class A common shares relating to warrants issued to the seller of the Ice Class 1A Panamax newbuildings, which we took delivery in March and April of 2007, as partial compensation for the vessels.

B. Related party transactions

Registration Rights Agreement: We have entered into a registration rights agreement with One Holdings, which is wholly-owned by Mr. Kassiotis, pursuant to which it will have the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our Class A common stock held by it. Under the registration rights agreement, One Holdings will have the right to request us to register the sale of Class A common stock held by it and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, One Holdings will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by us.  One Holdings, owns 10,000 shares of Class A common stock that will be entitled to these registration rights. As of December 31, 2008, ONE Holdings also owned 3,140,000 shares of Class B common stock that were converted into Class A common stock on April 7, 2009, that will be entitled to these registration rights.

Cosmos Maritime Corporation Inc: Within 2007, we paid $10,000 on behalf of Cosmos Maritime Corporation Inc., or Cosmos, that is beneficially owned by our Chief Executive Officer, for certain general and administrative expenses incurred by Cosmos. The respective receivable was settled in February 2008.

Charter party agreements for the vessels Omega Emmanuel and Omega Theodore, acquired within 2007 were arranged through a ship-brokerage firm, in which a non-executive director of our Board of Directors acts as a senior broker. The same ship-brokerage firm has arranged charter party arrangements for the vessels Omega Lady Miriam and Omega Lady Sarah in 2008. We do not pay any commissions to the ship brokerage firm.

Shoreline Mutual Bermuda Ltd.: Under OPA, every ship entering U.S. waters has to provide evidence of its ability to pay for the consequences of an oil pollution. Following receipt of such evidence the US Coast Guard, or USCG, issues a Certificate of Financial Responsibility, or COFR, which demonstrates the vessel's compliance with the provisions of the Act. Shoreline Mutual Bermuda Ltd., or Shoreline, issues on behalf of its members financial guarantees to support the issuance of the COFRs for its members by the USCG. During 2007 and 2008, Shoreline provided the Company with financial guarantees needed to support COFRs issued by USCG for Omega Lady Sarah, Omega Lady Miriam and Omega Theodore. Our Chief Financial Officer is a non executive director of Shoreline. During 2008 and 2007, Shoreline's charges amounted to $31,000 and $22,000, respectively, for which we were reimbursed by the vessels' charterers, as per the respective charter party agreements. The outstanding balance due as of December 31, 2008 of $5,000 was fully paid in February 2009.

Marine Money International is a maritime finance transactional information and maritime company analysis provider, in which a non-executive director of our Board of Directors acts as president. Within 2008 we paid an annual subscription of $2,000 to Marine Money International.

Worldscale Assosiation (London) Limited is a non-profit making organisation providing information about rates of freight for tanker voyage charters. The organization is under the control of a management committee, the members of which are senior brokers from leading tanker broking firms in London. A non-executive director of our Board of Directors acts as management committee member. During 2008, we paid an annual subscription of $5,000 to Worldscale.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

The ordinary course of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.  We are not aware of any litigation in which we are currently involved, that individually and in the aggregate, would be material to us.

Dividend policy

Our general policy has been to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to our available cash from operations during the previous quarter after cash expenses (e.g., operating expenses and debt service), discretionary reserves for (i) further vessel acquisitions, (ii) contingent and other liabilities, such as drydocking and extraordinary vessel maintenance and repair, and (iii) general corporate purposes.  Declaration and payment of dividends is at the discretion of our board of directors.

As a result of market conditions in the international shipping industry as of April 20, 2009, our board of directors decided to temporarily suspend dividends. We believe that this suspension will increase our cash flow and will enhance internal growth capabilities. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities, may limit our ability to pay dividends. The declaration and payment of dividends, if any, in future quarters will be at the sole discretion of our board of directors. Furthermore, our ability to pay dividends is subject to our satisfaction of the financial covenants contained in our credit agreements.  Under our credit facilities we are prohibited from paying dividends if (i) an event of default has occurred or will occur as a result of the payment of the dividend or (ii) the aggregate average fair market value of our vessels to total debt (as defined in our senior secured credit facility) is less than 125.0%.

ONE Holdings, an entity wholly-owned by our President and Chief Executive Officer, Mr. Georgios Kassiotis, owns 10,000 shares of Class A common stock and as of December 31, 2008, owned 3,140,000 shares of Class B common stock, or our subordinated shares. The subordination period of the Class B common shares commenced upon the issuance of the shares of Class B common stock, which occurred on March 16, 2006 and ended upon the Company's payment of the dividend with respect to the fourth quarter of 2008.  Effective April 7, 2009, all Class B common shares were converted into Class A common shares.

B. Significant changes

No significant changes occurred except for those mentioned in item 4.

ITEM 9 - THE OFFER AND LISTING

Shares of our Class A common stock commenced trading on the Nasdaq Global Market on April 7, 2006 under the symbol "ONAV".  Shares of our Class A common stock also trade on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

The high and low closing prices of shares of our Class A common stock on the Nasdaq Global Market since April 7, 2006 is as follows:

For the Period	Low	High
November 2008	5.34	8.37
December 2008	5.65	6.79
January 2009	6.52	8.10
February 2009	4.63	7.70
March 2009	3.40	4.10
April 2009	3.63	4.55

2008
First quarter 2008	13.85	16.96
Second quarter 2008	15.50	21.66
Third quarter 2008	10.46	16.28
Fourth quarter 2008	4.95	12.20
Year ended December 31, 2008	4.95	21.66

2007
First quarter 2007	$14.50	$15.85
Second quarter 2007	$15.44	$23.53
Third quarter 2007	$18.00	$24.22
Fourth quarter 2007	$15.80	$20.96
Year ended December 31, 2007	$14.50	$24.22

2006
Year ended December 31, 2006	$13.15	$16.60

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

C. Material Contracts

As of December 31, 2008 we had long-term debt obligations under our credit facilities. For a full description of our credit facilities, see "Summary of Contractual Obligations" above.  Other than as described above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares of our Class A common stock.

E. Taxation

Tax Considerations

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

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

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States, which we refer to as U.S.-source shipping income. In the absence of exemption from tax under Section 883, the Company would have been effectively subject to a 4% tax on its gross U.S. source shipping income which would have amounted to approximately $0.4 million for the year ended December 31, 2008.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar year taxpayers like ourselves and our subsidiaries, a foreign corporation will be exempt from U.S. taxation on its U.S.-source shipping income if:

(i)
It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or the "country of organization requirement"; and

(ii)	It can satisfy any one of the following two (2) stock ownership requirements:

•
more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the "50% Ownership Test"; or

•	a class of its stock or that of its 100% parent is "primarily and regularly" traded on an established securities market located in the United States, or the "Publicly-Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, the Company's country of organization, and the country of incorporation of each of the Company's subsidiaries that earned shipping income during 2008, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfies the country of organization requirement.

For the 2008 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly-Traded Test.

Under the final regulations, the Company's Class A common stock was "primarily traded" on the Nasdaq Global Market during 2008.

Under the final regulations, the Company's Class A common stock will be considered to be "regularly traded" on the Nasdaq Global Market if such class of stock is listed on the Nasdaq Global Market and in addition is traded on the Nasdaq Global Market, other than in minimal quantities, on at least 60 days during the taxable year and the aggregate number of shares of Class A common stock so traded during the taxable year is at least 10% of the average number of shares of Class A common stock issued and outstanding during such year. The Company has satisfied the listing requirement as well as the trading frequency and trading volume tests.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or 5% Shareholders, who each own 5% or more of the value of stock, or the "5 Percent Override Rule."

Based on its shareholdings during its 2008 taxable year, the Company believes that it is not subject to the 5 Percent Override Rule for its 2008 taxable year.  Therefore, the Company anticipates that it satisfies the Publicly-Traded Test for its 2008 taxable year.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S.-source shipping income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S.-source shipping income for 2008 and 2007, the Company would be subject to U.S. federal income tax of approximately $0.4 million and $0.4 million, respectively, under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of Class A common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Class A common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our Class A common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his Class A common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Class A common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our Class A common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be) (2) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our Class A common stock are listed), and (3) the U.S. Individual Holder has owned the Class A common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the Class A common stock become ex-dividend. There is no assurance that any dividends paid on our Class A common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of Class A common stock paid by us. If we pay an "extraordinary dividend" on our Class A common stock and such dividend is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such Class A common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Class A Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Class A common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our Class A common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income (including cash).

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future. Under specified constructive ownership rules, if we are treated as a passive foreign investment company, then a U.S. Holder will be treated as owning his proportionate share of the stock of any our subsidiaries that are treated as passive foreign investment companies.  The tax regimes discussed below would also apply to any shares in a subsidiary passive foreign investment company which are constructively owned by a U.S. Holder under these constructive ownership rules.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our Class A common stock, as discussed below.

If we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as passive foreign investment companies. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provided the information necessary to such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. The application of the passive foreign investment company rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the Class A common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Class A common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Class A common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as passive foreign investment companies would be required to make a separate QEF election with respect to each such subsidiary.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our Class A common stock is treated as "marketable stock," as we believe is the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our Class A common stock, provided the U.S. Holder completes and files Internal Revenue Service Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Class A common stock at the end of the taxable year over such holder's adjusted tax basis in the Class A common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Class A common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his Class A common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Class A common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Class A common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as passive foreign investment companies.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Class A common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Class A common stock), and (2) any gain realized on the sale, exchange or other disposition of our Class A common stock. Under these special rules:

•	the excess distribution or gain would be allocated rateably over the Non-Electing Holders' aggregate holding period for the Class A common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our Class A common stock. If a Non-Electing Holder who is an individual dies while owning our Class A common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of Class A common stock that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder".

Dividends on Class A Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our Class A common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Class A Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Class A common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the Class A common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your Class A common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your Class A common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your Class A common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $2.9 million based upon our $290.8 million weighted average debt level during 2008.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at December 31, 2008 that are sensitive to changes in interest rates.  See notes 7 and 8 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter
	(amounts in million of)
Long-term debt
Variable interest rate ($US) (1)	0.1	2.4	288.4	2.8	2.8	40.1
Average interest rate	1.17%	1.52%	1.85%	-	-	-

Interest rate derivatives

a) Rate collar notional amount ($US) (2)	150.0	150.0	150.0	-	-	-
Average pay rate	5.10%	4.95%	4.125%	-	-	-
Average receive rate	1.17%	1.52%	1.85%	-	-	-

b) Fixed rate swaps ($US) (3)	42.5	42.5	42.5	-	-	-
Average pay rate	2.96%	2.96%	2.96%	-	-	-
Average receive rate	1.17%	1.52%	1.85%	-	-	-

c) Fixed rate swap ($US) (4)	99.3	90.5	77.8	-	-	-
Average pay rate	2.585%	2.585%	2.585%	-	-	-
Average receive rate	1.17%	1.52%	1.85%	-	-	-

(1) Refer to Item 18 for a complete description of our credit facilities. The analysis above reflects our debt maturities, following the post delivery credit facility with Bremer, for the financing of the two of the five newbuilding double hull Handymax (MR1) product tankers currently under construction, signed on February 2, 2009. The analysis above does not reflect the joint venture agreements we entered into with Topley in April 2009 and the amendments on the loan agreement with Lloyds. Based on these agreements and after Omega Duke was delivered in April 2009 the company repaid the amount of $ 4.9 million to Lloyds.

(2) In March 2006, we entered into an interest rate swap agreement in order to partially hedge our exposure to fluctuations in interest rates on its variable-rate debt, according to which the Company exchanges LIBOR with a fixed rate of 5.25% (pay fixed receive floating). The expiration date of the swap agreement was in April 2007 and the notional amount at inception was $144.4 million, diminishing down to $142.9 million following our term loan's repayment schedule.

The termination date of the rate collar option is in April 2009.  On April 15, 2008, we entered into a restructuring agreement amending the initial rate collar option with HSH which extended its duration up to April 4, 2011. Under the amended agreement we entered into a participation swap with gradual alignment factor. The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at maximum of 2.6% when the three months LIBOR drops below 2.5%. On July 22, 2008 the agreement was amended and its duration was extended up to April 14, 2011.

(3) On March 27, 2008 we entered into two interest rate swap agreements with NIBC and BTMU in order to hedge our exposure to fluctuations in interest rate on our junior secured credit facility. The notional amount of each agreement is $21.3 million, $42.5 million in total, and interest rate is fixed at 2.96% per annum. The effective date of the agreements is March 28, 2008 and their duration is three years.

(4) On November 10, 2008 we entered into an interest rate swap agreement with Lloyds Bank in order to hedge our exposure to fluctuations in interest rate. The interest rate is fixed at 2.585% per annum and the notional amount at inception was $100.0 million diminishing down to $77.4 million. The annual notional amount presented on the above table is the average of each year. The effective date of the agreement is November 12, 2008 and its duration is until May 12, 2011. On April 23, 2009, we terminated the fixed rate swap agreement that we had entered into with Lloyds Bank on November 10, 2008 (Note 8). Concurrently we entered into (i) an interest rate swap with a notional amount of $66.3 million at a fixed rate of 2.655% per annum effective since February 12, 2009 and (ii) an interest rate swap with a notional amount of $33.8 million at a fixed rate of 2.655% per annum effective since April 24, 2009. The second swap was novated to Blizzard on April 24, 2009. The duration for both swaps is until May 12, 2011.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

We evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2008.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

 (B)  Management's Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

(C)  Attestation Report of the Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

 (D)  Changes in Internal Controls

Not applicable.

ITEM 16A. Audit Committee Financial Expert

In accordance with the rules of the Nasdaq Global Market, the exchange on which our Class A common stock is listed, the Company has appointed an audit committee whose members as of 2008 are Messrs. McCleery, Azhar, Harding and Huang.  Mr. McCleery has been determined to be a financial expert and independent according to Securities and Exchange Commission rules by the Company's board of directors.

ITEM 16B.  Code of Ethics

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

ITEM 16C.  Principal Accountant Fees and Related Services

Audit fees

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A have billed us for audit and other services as follows:

	Stated in Euro
	2008	2007	2006
Audit fees	270,000	409,500	157,500
All other fees	1,180	1,180	1,500
Total	271,180	410,680	159,000

Audit fees for 2008 relate to the audits of our 2008 consolidated financial statements and internal control over financial reporting. Audit fees for 2007 relate to the audits of our 2007 consolidated financial statements and internal control over financial reporting and audit services provided in connection with SAS 100 reviews and registration statements. Audit fees for 2006 relate to the audit of our 2006 consolidated financial statements and audit services provided in connection with SAS 100 reviews. All other fees relate to access to Ernst & Young Online, a service of Ernst & Young that provides web based access to US GAAP and SEC related matters. There were no additional "Audit-Related Fees," or "Tax Fees" billed in 2008.

ITEM 16D.  Exemption from the listing standards for Audit committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by Issuer and Affiliated purchases

None.

ITEM 16G.  Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 5605(c)(3) and 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules are as follows:

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

ITEM 19 -EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and restated by-laws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Vessel Management Agreement with the V. Ships (1)
4.2	Senior Secured Credit Facility Agreement (3)
4.3	Form of Registration Rights Agreement in favor of ONE Holdings (1)
4.4	Form of Stock Incentive Plan (1)
4.5	Form of Vessel Management Agreement with Eurasia (4)
4.6	Form of Bridge Loan Facility with HSH Nordbank (5)
4.7	Form of Second Supplement to Senior Secured Credit Facility Agreement with HSH Nordbank (5)
4.8	Form of Third Supplement to Senior Secured Credit Facility Agreement with HSH Nordbank (5)
4.9	Form of Junior Secured Credit Facility with BTMU and NIBC (5)
4.10	Form of Credit Facility with Bremer, dated July 4, 2007 (5)

4.11	Form of Credit Facility with Bremer, dated August 24, 2007 (5)
4.12	Form of Credit Facility with Bank of Scotland (5)
4.13	Form of Credit Facility with National Bank of Greece (5)
4.14	Form of Pre-Delivery Credit Facility with Lloyds TSB Bank PLC (5)
4.15	Form of Post-Delivery Credit Facility with Lloyds TSB Bank PLC (5)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1 filed on March 17, 2006, File No. 333-132503 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed on April 4, 2006, File No. 000-51894 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's post effective amendment to its Registration Statement filed Form F-1 filed on April 7, 2006, File No. 333-132503 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 25, 2007 and incorporated by reference herein.
(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on June 11, 2008 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

.	OMEGA NAVIGATION ENTERPRISES, INC

By: /s/ Gregory McGrath
Gregory McGrath
Chief Financial Officer
Dated: May 21, 2009

OMEGA NAVIGATION ENTERPRISES, INC Audited consolidated financial statements as of December 31, 2008

OMEGA NAVIGATION ENTERPRISES INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Omega Navigation Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Omega Navigation Enterprises Inc. (the "Company") as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Navigation Enterprises Inc. at December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Omega Navigation Enterprises Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2009 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
May 15, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
 CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Omega Navigation Enterprises Inc.

We have audited Omega Navigation Enterprises Inc.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Omega Navigation Enterprises Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria ..

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omega Navigation Enterprises Inc. as of December 31, 2007 and 2008 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Omega Navigation Enterprises Inc. and our report dated May 15, 2009 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
May 15, 2009

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2008 (Expressed in thousands of U.S. Dollars – except share and per share data)
	Notes	2007	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$8,893	$16,811
Accounts receivable, trade		179	596
Inventories		501	602
Prepayments and other		848	506
Restricted cash	2	417	123
Total current assets		10,838	18,638

FIXED ASSETS:
Vessels, net	5	461,251	442,485
Property and equipment, net		103	64
Advances for vessels under construction and acquisitions	4	44,869	57,672
Total fixed assets		506,223	500,221

OTHER NON-CURRENT ASSETS:
Deferred charges	6	343	1,154
Restricted cash	2 and 7	5,081	5,174
Other non-current assets		-	109
Total other non-current assets		5,424	6,437

Total assets		$522,485	$525,296

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	7	$781	$138
Accounts payable		869	1,804
Accrued and other current liabilities		2,740	1,815
Deferred revenue	2(q)	1,869	1,368
Warrants	5	-	3,941
Derivative liability	8	1,151	5,839
Dividends payable		30	87
Total current liabilities		7,440	14,992

NON - CURRENT LIABILITIES:
Long - term debt, net of current portion	7	322,565	335,112
Warrants	5	7,097	-
Derivative liability	8	428	8,409
Dividends payable		81	174
Other long - term liabilities		-	5
Total non-current liabilities		330,171	343,700

COMMITMENTS AND CONTINGENCIES:		-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorised, none issued		-	-
Common stock:
Class A shares, par value $0.01 per share 75,000,000 shares authorised; 12,070,138 shares issued and outstanding as at December 31, 2007, 12,183,019 shares issued and outstanding as at December 31, 2008		120	120
Class B shares, par value $0.01 per share, 25,000,000 shares authorised; 3,140,000 shares issued and outstanding as at December 31, 2007 and December 31, 2008		31	31
Additional paid in capital		197,047	198,402
Accumulated deficit		(12,324)	(31,949)
Total stockholders' equity		184,874	166,604

Total liabilities and stockholders' equity		$522,485	$525,296

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008 (Expressed in thousands of U.S. Dollars – except share and per share data)
	Notes	2006	2007	2008
CONTINUING OPERATIONS
Revenues
Voyage revenues		$26,867	69,890	77,713
Expenses
Voyage expenses	12	(341)	(930)	(1,032)
Vessel operating expenses	12	(5,669)	(13,121)	(15,486)
Depreciation and amortization		(7,236)	(17,557)	(18,868)
Management fees	1	(568)	(1,110)	(1,243)
Options' premium		(200)	(200)	-
General and administrative expenses (including $457 and $1,355 of non cash compensation expense in 2007 and 2008 respectively)		(2,354)	(5,088)	(6,085)
Foreign currency gains / (losses)		(33)	(90)	44
Operating Income		10,466	31,794	35,043

Other income / (expenses)
Interest and finance costs	13	(7,483)	(18,579)	(14,385)
Interest income		1,837	1,821	711
Change in fair value of warrants	5	-	1,071	3,156
Loss on derivative instruments	8	(255)	(1,221)	(13,586)
Total other income / (expenses), net		(5,901)	(16,908)	(24,104)

INCOME FROM CONTINUING OPERATIONS		4,565	14,886	10,939

DISCONTINUED OPERATIONS
Income / (loss) from discontinued operations of the dry-bulk carrier fleet (including a gain on extinguishment of debt of $5,000 in 2006)		11,249	(155)	20
Impairment loss on disposal of dry bulk carrier vessels		(1,686)	-	-
INCOME / (LOSS) FROM DISCONTINUED OPERATIONS		9,563	(155)	20

NET INCOME		$14,128	14,731	10,959

Earnings / (Loss) per common share, basic and diluted:	9

- From continuing operations
Earnings per Class A common share, basic		$0.42	0.98	0.71
Earnings per Class A common share, diluted		$0.42	0.95	0.69
Earnings per Class B common share, basic and diluted		$0.30	0.98	0.71
Weighted average number of Class A common shares, basic		8,689,452	12,010,000	12,057,717
Weighted average number of Class A common shares, diluted		8,689,452	12,488,976	12,610,219
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000	3,140,000

- From discontinued operations
Earnings / (loss) per Class A common share, basic and diluted		$0.87	(0.01)	-
Earnings / (loss) per Class B common share, basic and diluted		$0.63	(0.01)	-
Weighted average number of Class A common shares, basic		8,689,452	12,010,000	12,057,717
Weighted average number of Class A common shares, diluted		8,689,452	12,488,976	12,610,219
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000	3,140,000

- From continuing and discontinued operations
Earnings per Class A common share, basic		$1.29	0.97	0.71
Earnings per Class A common share, diluted		$1.29	0.94	0.69
Earnings per Class B common share, basic and diluted		$0.93	0.97	0.71
Weighted average number of Class A common shares, basic		8,689,452	12,010,000	12,057,717
Weighted average number of Class A common shares, diluted		8,689,452	12,488,976	12,610,219
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000	3,140,000
The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of U.S. Dollars – except share and per share data)

		Class A Common Stock		Class B Common Stock
	Comprehensive Income	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Retained Earnings/(Accumulated Deficit)	Total
Balance, December 31, 2005		10,000	$-	3,140,000	$31	$9,999	$4,378	$14,408

- Proceeds from initial public offering, net of related costs	-	12,000,000	120	-	-	186,591	-	186,711
- Net income	14,128	-	-	-	-	-	14,128	14,128
- Dividends declared and paid ($1 per share)	-	-	-	-	-	-	(15,150)	(15,150)
Comprehensive income	$14,128
Balance December 31, 2006		12,010,000	120	3,140,000	31	196,590	3,356	200,097

- Issuance of restricted shares	-	60,138	-	-	-	457	-	457
- Net income	14,731	-	-	-	-	-	14,731	14,731
- Dividends declared ($2 per share)	-	-	-	-	-	-	(30,411)	(30,411)
Comprehensive income	$14,731
Balance December 31, 2007		12,070,138	120	3,140,000	31	197,047	(12,324)	184,874

- Issuance of restricted shares, net of forfeitures	-	112,881	-	-	-	1,355	-	1,355
- Net income	10,959	-	-	-	-	-	10,959	10,959
- Dividends declared ($2 per share)	-	-	-	-	-	-	(30,584)	(30,584)
Comprehensive income	$10,959
Balance December 31, 2008		12,183,019	120	3,140,000	31	198,402	(31,949)	166,604

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008 (Expressed in thousands of U.S. Dollars)

	2006	2007	2008
Cash flows from operating activities:
Net income from continuing operations	$565	14,886	10,939
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	7,236	17,557	18,868
Amortization and write-off of loan fees	197	307	669
Stock based compensation	-	457	1,355
Unrealized loss on derivative instruments	313	1,266	12,669
Options’ premium	200	200	-
Change in fair value of warrants	-	(1,071)	(3,156)
(Increase) / Decrease in:
Accounts receivable, trade	(18)	(150)	(417)
Prepayments and other	(452)	(386)	342
Inventories	(504)	4	(101)
Other non-current assets	-	-	(109)
Increase / (Decrease) in:
Accounts payable	989	(465)	935
Accrued and other current liabilities	109	1,849	(905)
Deferred revenue	2,367	(498)	(501)
Other long-term liabilities	-	-	5
Payments for drydocking costs	-	-	(538)
Net cash provided by continuing operating activities	15,002	33,956	40,055
Net cash provided by/ (used in) discontinued operating activities	7,728	(695)	-
Net cash provided by operating activities	22,730	33,261	40,055

Cash flows from investing activities:
Vessels acquisition and other vessels’ costs	(357,495)	(120,292)	(29)
Advances for vessels under construction and vessels acquisitions	(400)	(44,865)	(12,783)
Property and equipment acquisition	(172)	(21)	(8)
Net cash used in investing activities-continuing operations	(358,067)	(165,178)	(12,820)
Net cash provided by investing activities-discontinued operations	-	81,468	-
Net cash used in investing activities	(358,067)	(83,710)	(12,820)

Cash flows from financing activities:
Capital contributions, net of related costs	159,874	-	-
Proceeds from bank credit facilities	203,000	156,760	156,574
Proceeds from stockholder’s short-term financing	69	-	-
Payments of stockholder’s short-term financing	(191)	-	-
Financing costs	(1,245)	(537)	(1,418)
Dividends paid	(15,150)	(30,300)	(30,434)
Principal payments of bank credit facilities	(2,161)	(33,320)	(144,240)
(Increase) / decrease in restricted cash	(5,769)	272	201
Net cash provided by/ (used in) financing activities-continuing operations	338,427	92,875	(19,317)
Net cash used in financing activities-discontinued operations	(4,286)	(37,395)	-
Net cash provided by / (used in) financing activities	334,141	55,480	(19,317)

Net increase / (decrease) in cash and cash equivalents	(1,196)	5,031	7,918
Cash and cash equivalents at beginning of year	5,058	3,862	8,893
Cash and cash equivalents at end of year	$3,862	8,893	16,811
Supplemental cash flow information
Cash paid during the year for interest on bank loans	$8,966	17,199	13,719
Cash paid during the year for interest on sellers’ notes	$1,632	-	-
Non-cash financing activities
Extinguishment of sellers’ notes	$(5,000)	-	-
Issuance of warrants for vessels’ acquisition	-	$8,168	-

The accompanying notes are an integral part of these consolidated financial statements

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.           Basis of presentation and general information:

The accompanying consolidated financial statements include the accounts of Omega Navigation Enterprises Inc. (“Omega”) and its wholly-owned subsidiaries (collectively, the “Company”). Omega was incorporated on February 28, 2005 under the laws of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On March 2, 2005, the Company commenced operations and preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. In April 2006, the Company completed its initial public offering, the net proceeds of which amounted to $186,711. The Company’s Class A shares are listed on the Nasdaq National Market and on the Singapore Exchange Securities Trading Limited.

The Company is currently engaged in the ocean transportation services of crude and refined petroleum products and is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at December 31, 2008
Company	Country of incorporation	Vessel-owned	Type of vessel	Acquisition/ disposition Date

Galveston Navigation Inc.	Marshall Islands	OMEGA LADY MIRIAM	Product Tanker	August 2006
Beaumont Navigation Inc.	Marshall Islands	OMEGA LADY SARAH	Product Tanker	June 2006
Carrolton Navigation Inc.	Marshall Islands	OMEGA PRINCE	Product Tanker	June 2006
Decatur Navigation Inc.	Marshall Islands	OMEGA PRINCESS	Product Tanker	July 2006
Elgin Navigation Inc.	Marshall Islands	OMEGA QUEEN	Product Tanker	May 2006
Fulton Navigation Inc.	Marshall Islands	OMEGA KING	Product Tanker	June 2006
Orange Navigation Inc.	Marshall Islands	OMEGA EMMANUEL	Product Tanker	March 2007
Baytown Navigation Inc.	Marshall Islands	OMEGA THEODORE	Product Tanker	April 2007

Ship-owning companies with vessels under construction at December 31, 2008

Company	Country of incorporation	Vessel owned	Type of vessel	Expected Year of delivery
Turneville Navigation Inc	Marshall Islands	Omega Duke	Product Tanker	2009
Lemannville Navigation Inc	Marshall Islands	Under construction	Product Tanker	2010
Tyler Navigation Inc	Marshall Islands	Under construction	Product Tanker	2010
Pasedena Navigation Inc	Marshall Islands	Under construction	Product Tanker	2010
Sunray Navigation Inc	Marshall Islands	Under construction	Product Tanker	2010
Nederland Navigation Inc	Marshall Islands	Under construction	Product Tanker	2010
Lakeview Navigation Inc	Marshall Islands	Under construction	Product Tanker	2011

Ship-owning companies with vessels sold during the year 2007
Company	Country of incorporation	Vessel-owned	Type of vessel	Disposition Date

Abilene Navigation Inc.	Marshall Islands	EKAVI I	Bulk Carrier	January 2007
Hamilton Navigation Inc.	Marshall Islands	ELECTRA I	Bulk Carrier	January 2007

Other group companies
Company	Country of incorporation	Activity

Omega Management Inc.	Marshall Islands	Fleet commercial management
Omega Navigation (USA) LLC	USA	Company’s representative in United States

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.	Basis of presentation and general information (continued):

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

During the years ended December 31, 2006, 2007, 2008, four charterers individually accounted for 10% or more of the Company’s voyage and time charter revenues as follows:

Charterer	2006	2007	2008	Reportable segment (Note 15)
A	33%	-	-	Dry bulk carriers
B	26%	28%	25%	Product tankers
C	19%	50%	55%	Product tankers
D	18%	22%	20%	Product tankers

2.           Significant accounting policies and recent accounting pronouncements:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Omega Navigation Enterprises Inc. and those entities in which it has a controlling financial interest, including its wholly-owned and majority-owned subsidiaries referred to in Note 1 above (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Omega Navigation Enterprises Inc. determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The Holding Company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities (“VIE”) are entities as defined under SFAS No. 46(R), “Consolidation of Variable Interest Entities,” that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

As discussed more fully in Note 4.(a), in September 2008, the Company entered into a joint venture agreement, in which the Company will have a variable interest; however, the Company has, and will continue to consolidate, the five new ship-owning companies it is contributing to the joint venture since each venture investor is solely responsible for the financing and any variability of the future cash flows (e.g. interest rate fluctuations, inability to timely meet obligations to the yard resulting in penalties, etc) during the pre-delivery period of its new building. As of December 31, 2008 there were no other entities

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.           Significant accounting policies and recent accounting pronouncements (continued):

for the periods presented that were required to be included in the accompanying consolidated financial statements.

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

(g)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(h)	Inventories: Inventories consist of lubricants which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(i)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2007 and 2008.

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

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.           Significant accounting policies and recent accounting pronouncements (continued):

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

(k)
Property and Equipment: Property and equipment consists of office furniture and equipment, computer software and hardware and leasehold improvements. The useful life of the office furniture and equipment is 5 years and of the computer software and hardware is 3 years. Leasehold improvements are depreciated over the remaining contractual term of the lease. Depreciation is calculated on a straight-line basis and amounted to $29, $60 and $46 in 2006, 2007 and 2008 respectively.

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

(m)
Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

(n)
Impairment of Long-Lived Assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts (primarily for vessels and related drydocking and special survey costs) and periods over which long lived assets are depreciated to determine if events have occurred which would require modification of their carrying values or useful lives. In evaluating useful lives and carrying values of long lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases and overall market conditions.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.           Significant accounting policies and recent accounting pronouncements (continued):

The current economic and market conditions, including the significant disruptions in the global credit markets are having broad effects on participants in a wide variety of industries. Since mid-August 2008 the product tanker vessel values have declined both as a result of a slowdown in the availability of global credit and the decrease in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 years average historical one year time charter rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. In the Company’s exercise the fleet utilization is assumed to be 99% for the first 15 years of the life of the vessel and 98% thereafter. Additional off hire is assumed for the periods each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys). The cash flows were based on the conditions that existed at the balance sheet date and were not affected by subsequent decisions (see Note 16(i) and 16(j)).

No impairment loss was identified or recorded for 2006, 2007 or 2008 and the Company has not identified any other facts or circumstances that would require the write down of vessel values. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

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

(q)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned rateably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base daily charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Deferred revenue represents cash received on charter agreements prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.           Significant accounting policies and recent accounting pronouncements (continued):

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

(s)
Earnings/ (Loss) Per Common Share: Basic earnings/ (loss) per common share is computed by dividing income/ (loss) available to common stockholders by the weighted average number of common shares deemed outstanding during the period. Diluted earnings/ (loss) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As further discussed in Note 11, the Company, on March 11, 2006, amended and restated its articles of incorporation and authorized the issuance of preferred stock, as well as common stock with different participation rights in dividends. Accordingly, the Company follows the two-class presentation for purposes of both basic and diluted earnings/ (loss) per share calculations. The Company had no dilutive securities during the year ended December 31, 2006, while for the year ended December 31, 2007 and 2008, diluted earnings/ (loss) per share reflect the potential dilution from the restricted stock granted by the Company under its equity incentive plan (Note 11) and from the warrants issued by the Company in order to partially finance vessels’ acquisition (Note 5).

(t)
Pension and Retirement Benefit Obligation: Administrative personnel employed by Omega Management are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the year ended December 31, 2006, 2007 and 2008 amounted to $68, $136 and $161 respectively. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The majority of administrative personnel were hired in 2006. The Company’s liability on an actuarially determined basis, at December 31, 2007 and 2008 amounted to $35 and $33, respectively.

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

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.           Significant accounting policies and recent accounting pronouncements (continued):

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

(w)
Derivative Instruments: SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities” requires all derivative contracts to be recorded at fair value, as determined in accordance with SFAS 157 “Fair Value Measurements”, which is more fully discussed in Note 8 to our consolidated financial statements. The changes in fair value of the derivative contracts are recognized in earnings unless specific hedging criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair value are reported in current period earnings. The Company does not believe it is necessary to obtain collateral arrangements.

(x)
Fair Value Measurements:  The Company adopted as of January 1, 2008 Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements,” which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations

Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities,” permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

(y)
Segmental Reporting: SFAS No. 131 ‘‘Disclosure about Segments of an Enterprise and Related Information’’ requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the Panamax product tankers segment, the Handymax product tankers segment and Dry bulk carriers segment. As discussed in Note 1 the Company has disposed of its dry bulk carriers segment.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.           Significant accounting policies and recent accounting pronouncements (continued):

(z)
Recent Accounting Pronouncements: In February 2008, the FASB issued Staff Position FASB 157-1 which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13, except in the case of a business combination. In addition, in February 2008, the FASB issued Staff Position FASB 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. In March 2008, the FASB issued Staff Position FASB 157-3, to clarify the application of Statement 157 in a market that is not active and to provide and example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is inactive. In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”), which provides additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales. These various FSP amendments to FAS 157 are effect beginning as early as January 1, 2009, but the Company does not expect their adoption to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. This standard applies to all entities and changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard is intended to enhance the current disclosure framework in SFAS No. 133. To meet this objective, this Standard requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective as of the beginning of an entity’s fiscal year that begins on or after November 15, 2008. The Company will apply this statement beginning January 1, 2009 by disclosing the required information.

In May 2008, the FASB issued SFAS No. 162 “The hierarchy of Generally Accepted Accounting Principles”. The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. The Company does not expect the adoption of SFAS No. 162 to have a material effect on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP EITF 03-6-1 to have any effect on our consolidated statement of financial position, results of operations or cash flows.

3.           Transactions with related parties:

(a)
Cosmos Maritime Corporation Inc (“Cosmos”): Within 2007, the Company paid $10 on behalf of Cosmos, that is beneficially owned by the Company’s Chief Executive Officer, for certain general and administrative expenses incurred by Cosmos. The respective receivable was settled in February 2008.

(b)
Charter party agreements for the vessels Omega Emmanuel and Omega Theodore, acquired within 2007 (Note 5), were arranged through a ship-brokerage firm, in which a non-executive director of the Company’s Board of Directors acts as a senior broker. The same ship-brokerage firm has arranged charter party arrangements for the vessels Omega Lady Miriam and Omega Lady Sarah in 2008. No commissions are paid by the Company to the ship brokerage firm.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

3.           Transactions with related parties (continued):

(c)
Shoreline Mutual Bermuda Ltd. (“Shoreline”): Under the Oil Pollution Act 1990 (OPA '90) every ship entering U.S. waters has to provide evidence of its ability to pay for the consequences of an oil pollution. Following receipt of such evidence the US Coast Guard (“USCG”) issues a Certificate of Financial Responsibility (“COFR”), which demonstrates the vessel's compliance with the provisions of the Act. Shoreline issues on behalf of its members financial guarantees to support the issuance of the COFRs for its members by the USCG. During 2007 and 2008 Shoreline Mutual Bermuda Ltd provided to the Company financial guarantees needed to support COFRs issued by USCG for Omega Lady Sarah, Omega Lady Miriam and Omega Theodore. The Company's Chief Financial Officer is a non executive director of Shoreline. During 2008 and 2007 Shoreline’s charges amounted to $31 and $22, respectively, for which the Company was reimbursed by the vessels’ charterers, as per the respective charter party agreements. The outstanding balance due as of December 31, 2008 of $5 was fully paid in February 2009.

(d)
Marine Money International is a maritime finance transactional information and maritime company analysis provider, in which a non-executive director of the Company’s Board of Directors acts as president. Within 2008 the Company paid an annual subscription of $2 to Marine Money International.

(e)
Worldscale Assosiation (London) Limited “Worldscale” is a non-profit making organisation providing information about rates of freight for tanker voyage charters. The organization is under the control of a management committee, the members of which are senior brokers from leading tanker broking firms in London. A non-executive director of the Company’s Board of Directors acts as management committee member. Within 2008 the Company paid an annual subscription of $5 to Worldscale.

4.           Advances for vessels’ under construction and acquisition:

The amount in the accompanying consolidated balance sheets as of December 31, 2007 and 2008 is analyzed below:

	2007	2008
- Advances for vessels acquisition	-	11,100
- Pre-delivery instalments	44,235	44,235
- Capitalized interest and other related costs	634	2,337
	44,869	57,672

(a) Advances for vessels under construction:

On June 15, 2007, the Company entered into five shipbuilding contracts for the acquisition of five new buildings double hull handymax product tankers, with a capacity of 37,000 dwt each, four of which being scheduled for delivery in 2010 and the fifth within the first quarter of 2011. The contractual purchase price is $44,235 per vessel ($221,175 in total) payable in six instalments, each of the first two (2) instalments being equal to 10% of the vessels’ purchase price and each of the next four (4) instalments being equal to 20% of the vessels’ purchase price. As at December 31, 2007 the Company has paid the first two instalments totalling $44,235 (20% of the vessels’ total purchase price) and has incurred $634 of additional costs. During 2008 no instalment was due and the Company has incurred $1,703 of additional costs. On September 1, 2008 the Company concluded an agreement to charter one of the above five newbuilding product tankers for three years, with charterer’s option to extend for two years, commencing on delivery of the vessel from the shipyard. The vessel is expected to be delivered from Hyundai Mipo shipyard during the first quarter of 2010.

On September 8, 2008 the Company has entered into a joint venture agreement with Topley Corporation (“Topley”), which is a wholly-owned subsidiary of Glencore International AG. Based on the agreement, each party will initially contribute five (5) newbuilding double hull handymax product tanker vessels thus forming a fleet of 10 newbuilding vessels, with the aim of establishing a major participant in the ownership and operation of product tankers. All ten vessels have a capacity of 37,000 dwt each and are currently under construction in Hyundai Mipo shipyard.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

4. Advances for vessels’ under construction and acquisition (continued):

The Company will contribute the five vessels described above, by novating the existing shipbuilding contracts into 5 new shipowning companies wholly-owned by the Joint Venture Company, MegaCore Shipping Ltd (“MegaCore”). Each joint venturer will fully fund through MegaCore any required equity needed to pay all obligations under the shipbuilding contracts and any financing until the delivery of its respective vessels. The objective of the joint venturers is that, following delivery of the vessels, the equity contribution of the Company and Topley will be equal.

The Company will transfer its current debt financing arrangements in respect of the above five newbuilding vessels, discussed in Note 7, to MegaCore. The Company will continue to guarantee the performance of their loans under the predelivery period. During the predelivery period of each vessel only the cost of supervision of the vessels as well as the running expenses of MegaCore will be split equally between the two joint venturers. After the delivery of each vessel the shipowning companies shall declare and pay quarterly dividends to the Company and Topley that will be substantially equal to available cash from operations during the previous quarter after cash expenses and discretionary reserves. Dividends will be equal for the two joint venturers.

As of December 31, 2008, the Company has neither signed the novation agreements regarding the shipbuilding contracts nor has transferred its current financing arrangements to the new shipowning companies. The shipowning companies as well as MegaCore have been established in 2008 but no equity has been contributed from the Company.

(b) Advances for vessels acquisition

On May 9, 2008, the Company entered into Memorandum of Agreements with an unrelated third party to acquire two newbuilding double hull handymax product tankers, for a consideration of $55,500 per vessel ($111,000 in total). As at December 31, 2008, the Company has paid an advance, representing 10% of the total purchase price, amounting to $11,100, from cash available from operations and the proceeds under a loan facility concluded in this respect with Lloyds TSB Bank PLC, as further discussed in Note 7. Concurrently with the Memorandum of Agreements, the Company entered into three years time charter agreements commencing upon their delivery.

As further discussed in Note 16 (i) and 16(j), on April 8, 2009, the Company has entered into settlement agreements to cancel the Memorandum of Agreements as well as the time charter agreements discussed above.

5.           Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	357,495	(7,207)	350,288
- Vessel acquisitions	128,460	-	128,460
- Depreciation	-	(17,497)	(17,497)
Balance, December 31, 2007	485,955	(24,704)	461,251
- Other vessels’ costs	29	-	29
- Depreciation	-	(18,795)	(18,795)
Balance, December 31, 2008	485,984	(43,499)	442,485

On March 27, 2007 and April 26, 2007, the Company took delivery of two product tanker vessels, named Omega Emmanuel and Omega Theodore. The acquisition of these vessels was financed from the proceeds of bank credit facilities discussed in Note 7, the net proceeds from the sale of the two dry bulk product carriers and warrants issued by the Company, further discussed below. Total acquisition cost recorded was $128,432, comprising of cash consideration of $120,000, warrants’ fair value of $8,168 measured at delivery dates by using a binomial model and additional pre-acquisition costs of $264.

The warrants issued entitle the holders to a variable number of shares of Class A common stock equal to the quotient of $4.5 million divided by the warrant share price which shall be the greater of (i) the price equal to the average closing price of the Company’s Class A common stock on

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

5. Vessels, net (continued):

the Nasdaq Stock Market or such other stock exchange as the Class A common shares may then be listed and have their primary trading market, during the 15 business days immediately preceding the exercise date, less 8% of such average price, and (ii) eighteen dollars US ($18.00). However, if the average closing price of the Company’s Class A common shares on the primary trading market during the 15 business days immediately preceding the exercise date is less than $18.00, the buyer shall pay to the seller, in cash, an amount equal to the lesser of (i) the difference between the aggregate warrant share price and $4.5 million; and (ii) $0.5 million, in addition to the issuance of the warrant shares upon exercise of the warrant. The warrants may not be exercised for any security other than the warrant shares and may not be exercised for cash, other than as provided for above. The warrants shall remain outstanding until March 31, 2009 (Note 16 (h)). Furthermore the warrants do not give their holders (until their exercise date) rights as shareholders of the Company, either at law or in equity, including the right to vote, receive dividends, consent or receive notices as a member with respect to any meeting of members for the election of managers of the Company or for any other matter and they are non-transferable without the Company’s prior written consent.

The warrants are accounted for as a liability in the 2007 and 2008 consolidated balance sheets with changes in fair value recognized in earnings at each reporting date, in accordance with the requirements of SFAS No. 150 and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The Company uses binomial model to measure the fair value of warrants at each reporting date. The fair value of the warrants is derived principally from or corroborated by observable market data. Inputs include Company’s share price, US zero coupon rate, dividend yield and share price volatility. The difference in fair values from initial measurement is separately reflected in the accompanying 2007 and 2008 consolidated statement of income. If the settlement of warrants were to occur at December 31, 2008 the Company would issue 500,000 Class A common shares and would pay in cash additional $1,000 that is the maximum amount of additional cash payment based on the warrants’ agreement. The maximum number of shares that could be required to be issued by the Company under the specific warrant terms is 500,000.

All of the Company’s vessels have been provided as collateral to secure the bank credit facilities discussed in Note 7 and, as of December 31, 2008, were operating under time charters which gradually expire up to August 2012.

Charters-out

The future minimum revenues, before reduction for brokerage and address commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount

2009	50,945
2010	23,792
2011	18,615
2012	10,098
2013 and thereafter	-
Net minimum charter payments	103,450

These amounts do not assume any off-hire. The above amount of revenues relates only to the eight vessels of the Company’s fleet and does not include vessels that were under construction as of December 31, 2008.

6.           Deferred charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing costs	Drydock costs	Total
Balance, December 31, 2006	226	-	226
- Additions	537	-	537
- Amortization	(31)	-	(31)
- Financing fees presented as a contra to debt	(389)	-	(389)
Balance, December 31, 2007	343	-	343
- Additions	1,418	538	1,956
- Amortization	(66)	(27)	(93)
- Financing fees presented as a contra to debt	(1,052)	-	(1,052)
Balance, December 31, 2008	643	511	1,154

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

6.           Deferred charges (continued):

Financing fees presented as a contra to debt represent the portion of loan arrangement fees relating to the outstanding portion of debt. The amortization of loan financing costs is included in “Interest and finance costs” in the accompanying consolidated statements of income, except for the amortization of loan financing costs relating to the outstanding portion of debt of the five new buildings discussed in Note 4 that amounts to $4 and $24 for 2007 and 2008, respectively and is included in “Advances for vessels’ under construction and acquisition” in the accompanying 2007 and 2008 consolidated balance sheets.

Additions in dry dock costs of $538 relate to the scheduled drydock of vessel Omega Lady Myriam, which took place within September 2008 which are amortised during the period through the next drydocking, scheduled in 2013. The amortization of drydock costs is included in “Depreciation and amortization” in the accompanying consolidated statements of income.

7.           Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2007	2008
Term loans	180,038	336,612
Revolving facility	141,807	-
Bridge loan facility	2,433	-
	324,278	336,612
Less unamortized financing fees	(932)	(1,362)
Total	323,346	335,250
Less: Current portion of long-term debt	(781)	(138)
Long -term debt, net of current portion	322,565	335,112

The movement of the Company’s bank debt during 2007 and 2008 per type and financial institution is analysed as follows:

		Movement in 2007
Name of Financial Institution/ loan type	Balance at December 31, 2006	Drawdowns	Capitalized interest	Repayments	Balance at December 31, 2007	Unused portion (1)
(I) HSH
- Term loan	142,906	38,102	-	(41,089)	139,919	-
- Revolving facility	96,034	56,216	-	(10,443)	141,807	-
- Bridge loan	-	2,433	-	-	2,433	--
	238,940	96,751	-	(51,532)	284,159	-

(III) Bremer (term loan)	-	35,802	175	(19,890)	16,087	39,163

(IV) Bank of Scotland (term loan)	-	15,925	145	-	16,070	53,930

(V) NBG (term loan)	-	7,962	-	-	7,962	25,214

Total	238,940	156,440	320	(71,422)	324,278	118,307

(1) Based on the maximum notional amounts available under the loan facilities

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.           Long-term debt (continued):
		Movement in 2008
Name of Financial Institution/ loan type	Balance at December 31, 2007	Drawdowns	Capitalized interest	Repayments	Balance at December 31, 2008	Unused portion (1)
(I) HSH
- Term loan	139,919	102,801	-	-	242,720	-
- Revolving facility	141,807	-	-	(141,807)	-	-
- Bridge loan	2,433	-	-	(2,433)	-	-
	284,159	102,801	-	(144,240)	242,720	-

(II) NIBC-BTMU (junior credit facility)	-	42,500	-	-	42,500	-

(III) Bremer (term loan)	16,087	-	672	-	16,759	38,491	(2)

(IV) Bank of Scotland (term loan)	16,070	-	701	-	16,771	53,229

(V) NBG (term loan)	7,962	-	-	-	7,962	25,214

(VI) Lloyds (term loan)	-	9,900	-	-	9,900	73,350

Total	324,278	155,201	1,373	(144,240)	336,612	190,284

(1) Based on the maximum notional amounts available under the loan facilities
(2) In 2009 the Company has entered into a post delivery agreement with Bremer of up to $66,300 (Note 16(b)) and as a result the unused portion was increased by $11,050 to $49,541.

 (I)  HSH Nordbank (“HSH”)

On March 27, 2008, the Company completed, through a supplemental agreement, the restructuring of its existing senior secured credit facility with HSH. As a result of the restructuring, the senior secured credit facility was effectively reduced from its then outstanding balance of $284.2 million to $242.7 million. The Company agreed to repay the outstanding balance of the revolving credit facility of $141,807 and HSH agreed to make available to the Company a term loan facility of up to $242,720 comprising of (1) $139,919 representing the amount outstanding under the term portion of the facility at the date of the restructuring, (2) an additional amount of $102,801 to partially finance the repayment of the revolving credit facility. The repayment of the remaining balance of the revolving facility of $39,006 was financed by the Junior Facility discussed below. The related revolving and bridge loan facilities’ deferred financing costs of $112 were written off and included in “Interest and Finance costs” in the accompanying 2008 consolidated statement of income.

The amended facility with HSH provides for interest rate at LIBOR plus a margin, and contains the following financial covenants calculated on a consolidated basis: a) ratio of fleet market value to outstanding balance of the facility of 120%, b) leverage ratio, calculated as total net debt to total net capitalization, that may be temporarily increased to between 65% and 70%, provided that it will thereafter be reduced to 65% within six months after the end of the quarter that it first exceeded 65%, c) ratio of EBITDA to interest payable on a four trailing quarter basis of not less than 2:00 to 1:00, d) minimum liquidity which is equal to the higher of (i) $4.0 million and (ii) $500 multiplied by the number of vessels with more

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7. Long-term debt (continued):

than six months remaining charter employment and $750 multiplied by the number of vessels with less than six months remaining charter employment, e) working capital of not less than $1.0 million. The facility is secured by a) first priority mortgage, b) pledge of accounts in credit, c) owners guarantee, d) assignment of insurance and earnings of mortgaged vessels. The Company is permitted to pay dividends under the credit facility so long as an event of default has not occurred and will not occur upon payment of such dividend and at any time that the fair market value of the secured vessels does not fall below 125% of the outstanding senior secured credit facility.

The restructured credit facility with HSH has a term until April of 2011 and is non amortizing.

(II)  NIBC Bank N.V (“NIBC) and Bank of Tokyo-Mitsubishi UFJ Ltd.(“BTMU”):

On March 27, 2008, the Company entered into a new $42.5 million junior facility with NIBC Bank N.V. (“NIBC”) and Bank of Tokyo-Mitsubishi UFJ Ltd. (“BTMU”)

The junior facility of $42.5 million was used to fund the repayment of (i) the revolving credit facility with HSH of $39,006, (ii) the bridge loan facility with HSH of $2,433 and (iii) for working capital purposes. The facility bears interest at LIBOR plus margin, commitment fee of 0.5% per annum payable quarterly from signing of the junior facility and an annual agency fee in the amount of $10.

The junior facility contains financial covenants calculated on a consolidated basis requiring the Company to maintain i) minimum cash of $5.0 million, ii) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00, iii) a leverage ratio, calculated as total net debt to total net capitalization, of maximum 70%, iv) a ratio of fair market value to combined senior secured credit facility with HSH and junior facility of not less than 120%.

The junior facility is secured by owners guarantee, second priority, cross collateralized mortgages, second priority pledge/assignment of earnings account and retention account, second priority assignment of insurances in respect to the vessels, second priority pledge of the time charter contracts currently in place for the vessels, second priority assignment of each of the vessels earnings.

The Company will not declare or pay any dividends, grant or repay any intercompany loans or distribute any of its present or future assets, undertakings, rights or revenues to any of its shareholders at any time that the fair market value of the vessels in relation to the combined senior secured credit facility with HSH and junior credit facility falls below 125% and in case an event of default has occurred.

The Junior Facility has a term until April of 2011 and is non amortizing.

(III)  Bremer Landesbank Kreditanstalt Oldenburg Girozentrale (“Bremer”):

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

The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million and b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%. After the vessels have been delivered the ratio of fair market value of the secured vessels to outstanding debt should not be less than 120%. The facility is secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantee. Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.           Long-term debt (continued):

As further discussed in Note 16(b) the Company has entered into a senior secured loan facility with Bremer of up to $66,300 representing the 75% of the vessels’ price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purposes of repayment of the pre-delivery facility as well as financing of the remaining instalments to the shipyard.

(IV) Bank of Scotland:

On September 7, 2007 the Company entered into a senior secured loan facility, with Bank of Scotland of up to the lesser of $70.0 million or 75% of the fair market value of the vessels on delivery date, to partly finance the construction and acquisition cost of two of the Company’s newbuildings. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.3% per annum on the undrawn portion of the loan. The interest of the first two advances under each tranche will be deferred until the date the advance for the third instalment to the shipyard is drawn. The senior secured loan facility will be repaid in 40 equal quarterly instalments of $506.75, commencing 3 months after the relevant vessels’ delivery date plus a balloon payment of $14,730.

The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%, c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00 and d) working capital of not less than $1.0 million. After the vessels will have been delivered, the ratio of fair market value of the secured vessels to outstanding debt should not be less than 125%. Prior to the newbuildings’ delivery the facility is secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantee. Upon delivery of the newbuildings the term loan facility will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel’s insurances, c) Corporate guarantee, d) first priority assignment of vessels’ charter agreements and e) pledge over each of the vessels’ earnings account and retention accounts. Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

(V) National Bank of Greece (“NBG”):

On November 20, 2007, the Company entered into a senior secured loan facility, with the NBG of up to the lesser of $33,176 or 75% of the fair market value of the vessel on delivery date, to partly finance the construction and acquisition cost of the remaining one of the Company’s newbuildings. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.2% per annum on the undrawn portion of the loan. The loan is repayable in 40 quarterly instalments ($497.65 each), commencing three months after delivery of the vessel, plus a balloon instalment equal to $13,270.

The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $0.5 million per fleet vessel b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%, c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00. After the vessel has been delivered the ratio of fair market value of the secured vessel to outstanding debt should not be less than 120%. The facility is secured, prior to the newbuildings’ delivery by a) first priority assignment of all rights under the relevant shipbuilding contract signed on June 15, 2007 b) first priority assignment of all rights under the relative refund guarantee and c) corporate guarantee. Upon delivery of the newbuildings the term loan facility, is secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel’s insurances, c) Corporate guarantee, d) first priority assignment of vessels’ charter agreements and e) pledge over each of the vessels’ earnings account and retention accounts and e) manager’s undertaking. Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

(VI) Lloyds TSB Bank PLC (“Lloyds Bank”):

On May 28, 2008, the Company entered into a predelivery term loan facility with Lloyds Bank of up to $9,900 to finance the 90% of the advance payment for the acquisition of the two double hull Handymax product tankers, discussed above. The facility is repayable by a bullet payment upon delivery of the vessels and bears interest at a rate of LIBOR plus margin. As further discussed in Note 4 the two vessels are expected to be delivered in the second quarter of 2009 and the third quarter of 2010. An amount of $4,812 relating to the outstanding debt of the vessel that is expected to be delivered in the second quarter of 2009, is included in long-term debt, net of current portion, because as further discussed below,

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7. Long-term debt (continued):

the Company has entered into a post delivery credit facility with Lloyds Bank that will refinance the above balance on a long-term basis. The remaining balance of the outstanding debt of the vessel that is expected to be delivered in the second quarter of 2009, amounts to $138 and is presented as Current portion of long-term debt, in the accompanying balance sheet, because it will be refinanced under the post delivery facility but it will be payable until December 31, 2009.

The term loan is secured by a) Memorandum of Agreement assignment, b) shares charge, c) Corporate Guarantee and contains financial covenants calculated on a consolidated basis that will require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2.00:1.00, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1 million, d) liquidity of not less than (i) $500 per vessel if the average remaining time charter coverage in respect of  both vessels is more than 1 year, (ii) $750 per vessel if the average remaining time charter coverage in respect of both vessels is more than 6 months and less or equal to 1 year; and (iii) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to 6 months, but in any event not less than $750 per vessel. The total amount of pre delivery loan facility was drawn down on May 28, 2008.

Furthermore on May 28, 2008, the Company entered into a post delivery credit facility with Lloyds Bank to be used to repay in accordance with the terms of the agreement the predelivery term loan facility mentioned above and fund the acquisition cost of the same two vessels in an amount of the lesser of $83,250 and 75% of the fair market value of the vessels on their delivery dates. The facility will be repayable in 40 quarterly installments of $582.3 per vessel plus a balloon payment of $18,333 per vessel together with the final installment. Repayment will commence three months after the vessels' delivery. Amounts under the facility will bear interest at LIBOR plus margin and will contain financial covenants that will require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1.0 million, d) a ratio of secured vessels’ market value to outstanding loan of not less than 125% e) liquidity of not less than (i) $500 per vessel if the average remaining time charter coverage in respect of both vessels is more than 1 year, (ii) $750 per vessel if the average remaining time charter coverage in respect of both vessels is more than 6 months and less or equal to 1 year; and (iii) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels is less or equal to 6 months, but in any event not less than $750 per vessel. The facility will be secured by a) first priority mortgage over the two vessels, b) first priority assignments of accounts, c) first priority general assignment in relation to security vessels' earnings, insurances and employment, and d) corporate guarantee. The Company pays on a quarterly basis a commitment fee of 0.45% of the undrawn portion of the term loan facility and an agency fee of $15 on an annual basis.

The Company pays commitment fees on the undrawn portion of term loan facilities with the lending banks, as discussed above, which for the years 2006, 2007 and 2008 amounted to $249, $173 and $526, respectively and are included in “Interest and finance costs” in the accompanying consolidated statements of income.  During 2008 the Company paid an upfront fee of $1,418 for entering into the third supplemental agreement with HSH, the junior secured credit facility and the credit facility with Lloyds Bank.

Total interest incurred on long-term debt for the years ended December 31, 2006, 2007 and 2008 amounted to $9,082, $17,958 and $12,859, respectively (Note 13) and is included in income/(loss) from discontinued operations and “Interest and finance costs” in the accompanying consolidated statements of income. The weighted average interest rate of the Company’s bank loans during 2006, 2007 and 2008 was 6.38%, 6.54% and 4.47%, respectively.

As of December 31, 2008 the Company was in compliance with the financial covenants required by the above loan facilities.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.           Long-term debt (continued):

The annual principal payments required to be made after December 31, 2008 are as follows:

Year ended December 31,	Amount
2009	138
2010	2,358
2011	288,371
2012	2,838
2013 and thereafter	42,907
336,612

8.           Financial instruments:

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of the interest rate swaps is determined based on observable Level 2 inputs, as defined in SFAS No. 157 “Fair Value Measurements” (SFAS 157) derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

On March 27, 2008 the Company entered into two interest rate swap agreements with NIBC and BTMU in order to hedge its exposure to fluctuations in interest rate on its junior secured credit facility. The notional amount of each agreement is $21,250 and interest rate is fixed at 2.96% per annum. The effective date of the agreements is March 28, 2008 and their duration is three years.

On April 15, 2008 the Company entered into a restructuring agreement amending the initial rate collar option with HSH, which extended its duration up to April 4, 2011. On July 22, 2008 the agreement was amended and its duration was extended up to April 14, 2011. Under the amended agreement the Company has entered into a participation swap with gradual alignment factor. The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at maximum of 2.6% when the three months LIBOR drops below 2.5%.

On November 10, 2008 the Company entered into an interest rate swap agreement with Lloyds Bank in order to hedge its exposure to fluctuations in interest rate. The interest rate is fixed at 2.585% per annum and the notional amount was $100.0 million as of December 31, 2008. The effective date of the agreement is November 12, 2008 and its expiration date is May 12, 2011.

The Company entered into these financial instruments in order to partially hedge its exposure to fluctuations in interest rates on its loans. These financial instruments did not meet hedge accounting criteria. Accordingly, the changes in their fair values are reported in earnings.

As of and for the years ended December 31, 2006, 2007 and 2008, realized and unrealized gains and losses per category of derivative are analyzed as follows:

	Realized	Unrealized
	Gains/(Losses)	Gains/(Losses)	Total

January 1, 2006	-	-	-
Interest rate swap	58	30	88
Rate collar option	-	(343)	(343)
Effect on 2006 earnings	58	(313)	(255)

December 31, 2006	-	(313)	(313)
Interest rate swap	45	(30)	15
Rate collar option	-	(1,236)	(1,236)
Effect on 2007 earnings	45	(1,266)	(1,221)

December 31, 2007	-	(1,579)	(1,579)
Interest rate swaps	(16)	(3,746)	(3,762)
Rate collar option/Participation swap	(901)	(8,923)	(9,824)
Effect on 2008 earnings	(917)	(12,669)	(13,586)
	--
December 31, 2008	-	(14,248)	(14,248)

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

8. Financial instruments (continued):

The above realized and unrealised loss from derivative instruments of $255, $1,221 and $13,586 are reflected as “Loss on derivative instruments” in the accompanying consolidated statements of income. The fair values of the derivative contracts as of December 31, 2007 and 2008 of $1,579 and $14,248, respectively, are included under “Derivative liability”, current and non-current in the accompanying consolidated balance sheets.

9.           Earnings/(loss) per Share:

All shares issued under the Company’s Incentive Plan (including non-vested shares) are the Company’s class A common stock and have equal rights to vote and participate in dividends upon their vesting. The right of Class B stockholders to receive dividends were subordinated to the right of Class A stockholders as further discussed in Notes 11 (a) and 16 (g). At the calculation of basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the year 2007 and 2008 for non-vested shares are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. The calculation of diluted earnings per share includes also the shares assumed to be issued relating to warrants (Note 5). The number of shares assumed to be issued was calculated based on the average market price over the period of 15 business days immediately proceeding December 31, 2007 and 2008, as per warrants’ terms. The denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding.

The components of the calculation of the basic and diluted shares for the years ended December 31, 2006, 2007 and 2008 are presented below:

	2006	2007	2008
Class A common stock
Weighted average common shares outstanding, basic	8,689,452	12,010,000	12,057,717
Add: Dilutive effect of non-vested shares	-	29,661	52,502
Add: Dilutive effect of warrants	-	449,315	500,000
Weighted average common shares outstanding, diluted	8,689,452	12,488,976	12,610,219

Class B common stock
Weighted average common shares outstanding, basic and diluted	3,140,000	3,140,000	3,140,000

The components of the calculation of basic and diluted earnings/ (loss) per share for years ended December 31, 2006, 2007 and 2008 are presented below:

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.           Earnings/(loss) per Share (continued):

	2006
	Continuing operations	Discontinued operations	Total
Net income	4,565	9,563	14,128
- Less dividends paid
Class A shares	(3,881)	(8,129)	(12,010)
Class B shares	(1,015)	(2,125)	(3,140)
Undistributed earnings/ (loss)	(331)	(691)	(1,022)
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $0.067 per share in total	(262)	(548)	(810)
To Class B shares
- 3,140,000 shares at $0.067 per share	(69)	(143)	(212)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/(loss)	(331)	(691)	(1,022)

	2007
	Continuing operations	Discontinued operations	Total
Net income/(loss)	14,886	(155)	14,731
- Less dividends paid for non vested shares	(111)	-	(111)
Net income available to common shareholders	14,775	(155)	14,620
- Less dividends paid
Class A shares	(24,020)	-	(24,020)
Class B shares	(6,280)	-	(6,280)
Undistributed earnings/ (loss)	(15,525)	(155)	(15,680)
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $1.035 per share in total	(12,307)	(123)	(12,430)
To Class B shares
- 3,140,000 shares at $1.035 per share	(3,218)	(32)	(3,250)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (loss)	(15,525)	(155)	(15,680)

	2008
	Continuing operations	Discontinued operations	Total
Net income	10,939	20	10,959
- Less dividends paid for non vested shares	(179)	-	(179)
Net income available to common shareholders	10,760	20	10,780
- Less dividends paid
Class A shares	(24,081)	(44)	(24,125)
Class B shares	(6,268)	(12)	(6,280)
Undistributed earnings/ (loss)	(19,589)	(36)	(19,625)
Allocation of undistributed earnings:
To Class A shares
- 12,071,594 shares at $1.29 per share in total	(15,546)	(29)	(15,575)
To Class B shares
- 3,140,000 shares at $1.29 per share	(4,043)	(7)	(4,050)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (loss)	(19,589)	(36)	(19,625)

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.           Earnings/(loss) per Share (continued):
Basic and diluted per share amounts:

	2006		2007		2008
Continuing Operations	Class A shares	Class B Shares	Class A shares	Class B shares	Class A Shares	Class B Shares
Basic
Distributed earnings	0.45	0.32	2.00	2.00	2.00	2.00
Undistributed earnings/ (loss)	(0.03)	(0.02)	(1.02)	(1.02)	(1.29)	(1.29)
Total	0.42	0.30	0.98	0.98	0.71	0.71

Diluted
Distributed earnings	0.45	0.32	1.93	2.00	1.92	2.00
Undistributed earnings/ (loss)	(0.03)	(0.02)	(0.98)	(1.02)	(1.23)	(1.29)
Total	0.42	0.30	0.95	0.98	0.69	0.71

Discontinued Operations
Basic
Distributed earnings	0.94	0.68	-	-	-	-
Undistributed earnings/ (loss)	(0.07)	(0.05)	(0.01)	(0.01)	-	-
Total	0.87	0.63	(0.01)	(0.01)	-	-

Diluted
Distributed earnings	0.94	0.68	-	-	-	-
Undistributed earnings/ (loss)	(0.07)	(0.05)	(0.01)	(0.01)	-	-
Total	0.87	0.63	(0.01)	(0.01)	-	-

Continuing and Discontinued Operations
Basic
Distributed earnings	1.39	1.00	2.00	2.00	2.00	2.00
Undistributed earnings/ (loss)	(0.10)	(0.07)	(1.03)	(1.03)	(1.29)	(1.29)
Total	1.29	0.93	0.97	0.97	0.71	0.71

Diluted
Distributed earnings	1.39	1.00	1.93	2.00	1.92	2.00
Undistributed earnings/ (loss)	(0.10)	(0.07)	(0.99)	(1.03)	(1.23)	(1.29)
Total	1.29	0.93	0.94	0.97	0.69	0.71

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

Contracts for vessels under construction: Refer to discussion made in Note 4, in connection with the Company’s five newbuildings under construction.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

10.        Commitments and contingencies (continued):

Contracts for vessels acquisitions: Refer to discussion made in Notes 4, 16(i) and 16(j) in connection with the Company’s Memorandum of Agreement for the purchase of two newbuildings.

Operating leases: On June 29, 2005 and August 29, 2006 the Company entered into rental agreements, as amended on April 1, 2008, with a lessor affiliated to Target Marine S.A. to lease office space in Piraeus, Greece. The termination date of agreements, following their amendment in April 2008 is February 28, 2009. The agreement is extended without written notice on a monthly basis and the same amount of rental. Neither the President and Chief Executive Officer nor any other director or officer of the Company has any ownership interest in the lessor. The monthly rental is Euro 4,500 ($US dollars 6,264 using the exchange rate of U.S. dollar/Euro at December 31, 2008). Rental expense for years ended December 31, 2006, 2007 and 2008 amounted to $42, $65 and $79, respectively and is included in general and administrative expenses in the accompanying consolidated statements of income. The future minimum rentals payable under the above amended non-cancellable operating leases for 2009, using the exchange rate of U.S. dollar/Euro at December 31, 2008, will be approximately $13.

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

Periodic survey fees: The Company has entered into agreements with unrelated parties for the performance of periodic surveys for its vessels. The agreements provide for a fixed survey fee payable periodically throughout the duration of the agreements, the last of which expires in February 2013. The future minimum period survey fees payable under the above agreements for the years 2009, 2010, 2011, 2012 and 2013 will be $141, $112, $112, $87 and $3, respectively.

11.        Stock:

(a)
Preferred stock and common stock: Under the amended and restated articles of incorporation, the Company’s authorized capital stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share and 100,000,000 shares of common stock, par value $0.01 per share, divided into 75,000,000 shares of Class A common stock and 25,000,000 shares of Class B (or “subordinated shares”) common stock. Through the amended and restated articles of incorporation, the Company declared a reverse stock split and issued 1 Class A share for every 300 shares of the then outstanding common stock of 3,000,000 shares owned by its sole stockholder. Following this reverse stock split the total issued and outstanding common stock of the Company was 10,000 Class A shares, par value $0.01 per share. Furthermore, on March 16, 2006, the Company declared a stock split in the form of stock dividend and issued 314 Class B shares for each of its 10,000 Class A shares. Following this stock dividend, 10,000 of Class A shares and 3,140,000 of Class B shares were issued and outstanding. All share and per share data included in the accompanying consolidated financial statements have been restated to reflect both the reverse stock split and the stock dividend. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The right of Class B stockholders to receive dividends is subordinated to the right of Class A stockholders. If the company has not sufficient cash available to a quarterly dividend of $0.50 per share (“base dividend”) to its Class A common stockholders, the right of Class B common stockholders to receive dividends will be subordinated to the right of Class A common stockholders to receive dividends during the subordination period. The subordination period commenced upon the issuance of the shares of Class B common stock upon completion of the initial public offering discussed below and ended on the first day after the quarter ending December 31, 2008, subject to preconditions, as defined in the Company’s amended and restated articles of incorporation (see note 16(g)). In April 2006, the Company completed its initial public offering and issued 12,000,000 shares of common stock with par value $0.01 per share.  The net proceeds of the public offering amounted to $186,711.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
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

(c)	Dividends: During the years ended December 31, 2007 and 2008, the Company declared dividends of $30,411 and $30,584 respectively.

(d)
Equity Incentive plan: In February 2006, the Company adopted an equity incentive plan which entitles the Company to grant its officers, key employees and directors with options to acquire the Company’s common stock or restricted stock. A total of 1.5 million shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s Board of Directors. Under the terms of the plan, the Company’s Board of Directors will be able to grant new stock and/or options exercisable at a price per share to be determined by the Company’s Board of Directors. No stock and/or options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of December 31, 2006, no stock and/or options were granted under the plan. During the years ended December 31, 2007 and 2008 the Company granted restricted shares as follows:

1.
On February 8, 2007 the Company’s Board of Directors granted 54,138 restricted shares of Class A common stock to CEO, COO and CFO pursuant to its Stock Incentive Plan. The restricted shares shall become vested, and the restrictions set forth in this award shall lapse, with respect to: (i) 25% of the shares covered by this award on the first anniversary of the date of this award, (ii) 25% of the shares covered by this award on the second anniversary of the date of this award, (iii) 50% of the shares covered by this award on the third anniversary of the date of this award, all conditioned upon the grantee’s continued service as an employee of the Company or as a director of the Company from the date of the award agreement through the applicable vesting date.

The grant date fair value of the restricted shares granted amounted to $828 and is being recognized rateably over the three year vesting period, of which $400 and $265 was recognized as “General and administrative expenses” in the accompanying 2007 and 2008 consolidated statements of income. As of December 31, 2008 the total unrecognized cost related to restricted shares is $163 which is expected to be recognized until February 2010. The grant date fair value of the 13,535 shares that became vested on February 8, 2008 was $207.

2.
On July 26, 2007 the Company’s Board of Directors granted 6,000 restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares were vested on July 26, 2008. The grant date fair value of the restricted shares granted amounted to $131 and was recognized rateably over the one year vesting period, of which $57 and $74 was recognized as “General and administrative expenses” in the accompanying 2007 and 2008 consolidated statements of income.

3.
On March 20, 2008 the Company’s Board of Directors awarded to each executive officer to receive an amount equal to one year salary and had the option to receive up to $100 each in cash and the remaining balance in immediately vested Class A common stock. The number of immediately vested Class A common stock granted was 42,059. The grant date fair value of the restricted shares granted amounted to $599 and was recognized in full as “General and administrative expenses” in the accompanying 2008 consolidated statement of income.

4.
On March 20, 2008, the Company’s Board of Directors granted 53,357 restricted shares of Class A common stock to CEO, COO and CFO as well as 8,815 restricted shares (out of which 3,650 restricted shares were forfeited during the year) of Class A common stock to key persons pursuant to its Stock Incentive Plan. The restricted shares shall become vested, and the restrictions set forth in this award shall lapse, with respect to: (i) 25% of the shares covered by this award on the first anniversary of the date of this award, (ii) 25% of the shares covered by this award on the second anniversary of the date of this award, (iii) 50% of the shares covered by this award on the third anniversary of the date of this award, all conditioned upon the grantee’s continued service as an employee of the Company or as a director of the Company from the date of the award agreement through the applicable vesting date.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

11.        Stock (continued):

The grant date fair value of the restricted shares granted, net of forfeitures, amounted to $818 and is being recognized rateably over the three year vesting period, of which $348 recognized as “General and administrative expenses” in the accompanying 2008 consolidated statements of income. As of December 31, 2008 the total unrecognized cost related to restricted shares is $470 which is expected to be recognized until March 2011.

5.
On July 31, 2008, the Company’s Board of Directors granted 10,500 restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares will become vested on the first anniversary of the date of grant. The grant date fair value of the restricted shares granted amounted to $164 and is being recognized rateably over the one year vesting period, of which $69 recognized as “General and administrative expenses” in the accompanying 2008 consolidated statements of income. As of December 31, 2008 the total unrecognized cost related to restricted shares is $95 which is expected to be recognized until July 2009.

The Company follows the provisions of SFAS No. 123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments. All share-based compensation provided to employees is recognized in accordance with the provisions of SFAS No. 123(R) and is classified as “General and administrative expenses” in the accompanying 2007 and 2008 consolidated statements of income. The fair value of each share granted is equal to the market value of the Company’s common stock as of the grant date.

The dividends declared on shares granted under the plan during the year ended 2007 and 2008 amounted to $111 and $285 and is recognized in the financial statements as a charge to retained earnings. In 2008 the amount of dividends paid on shares vested during the year was $135.

A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2007 and 2008 and movement during the year 2007 and 2008 is as follows:

	Number of non-vested restricted shares	Number of vested restricted shares	Grant date fair values per restricted share
As at December 31, 2006	-	-	-
Granted on February 8, 2007	54,138	-	$15.29
Granted on July 26, 2007	6,000	-	$21.84
Vested	-	-	-
Forfeited	-	-	-
As at December 31, 2007	60,138	-

Vested on February 8, 2008	(13,535)	13,535	$15.29
Granted on March 20, 2008	104,231	-	$14.23
Vested on March 20, 2008	(42,059)	42,059	$14.23
Vested on July 26, 2008	(6,000)	6,000	$21.84
Granted on July 31, 2008	10,500	-	$15.65
Forfeited	(3,650)	-	$14.23
As at December 31, 2008	109,625	61,594

As of December 31, 2007 and 2008, the number of weighted average grant date fair value of non vested shares was $15.94 and $14.76 respectively.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

12.         Voyage and Vessel Operating Expenses:

Voyage and Vessel Operating Expenses are analyzed as follows:

Continuing operations
	2006	2007	2008
Voyage expenses
Commissions	335	864	917
Other	6	66	115
	341	930	1,032

Vessel Operating Expenses
Crew wages and related costs	2,651	7,314	9,468
Spares and consumables	1,122	2,394	2,774
Pre delivery expenses	659	778	-
Insurances	650	1,507	1,680
Inspection-Surveys-Safety	262	644	642
Repairs and maintenance	134	144	241
Other	191	340	681
	5,669	13,121	15,486

Discontinued operations
	2006	2007	2008

Voyage expenses	835	8	-

Vessel Operating Expenses/(income)	2,757	135	(20)

13.        Interest and finance costs:

Interest and finance costs are analyzed as follows:

	2006	2007	2008
Continuing operations
Interest expense	6,711	18,464	14,516
Less: Interest capitalized	-	(590)	(1,657)
Interest expense, net	6,711	17,874	12,859
Bank credit facility commitment fees	249	173	526
Amortization and write-off of financing costs	197	307	667
Other finance costs	326	225	333
	7,483	18,579	14,385

Discontinued operations
Interest on bank credit facilities	2,371	84	-
Interest on Sellers’ Notes	369	-	-
Amortization and write-off of financing costs	139	41	-
Other finance costs	104	4	-
	2,983	129	-

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
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

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the public offering of the Company’s shares (Note 1), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the 50% Ownership Test can also be satisfied based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2006, 2007 and 2008, the Company would be subject to U.S. federal income tax of approximately $0.2 million, $0.4 million and $0.4 million, respectively, in the absence of an exemption under Section 883.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

15.        Segment information:

The table below presents information about the Company’s reportable segments as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the

Company’s consolidated financial statements. All intra-segment balances/ transactions are eliminated in the preparation of the reportable segments.

	Product tankers
2006	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	19,141	7,726	15,521	-	42,388
Interest expense and finance costs	5,651	1,504	2,983	328	10,466
Interest income	208	89	6	1,540	1,843
Depreciation and amortization	5,223	1,984	2,337	29	9,573
Loss on derivative instruments	-	-	-	(255)	(255)
Segment income/ (loss)	3,983	2,232	9,563	(1,650)	14,128
Total assets	248,765	103,615	82,398	9,053	443,831

	Product tankers
2007	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	54,508	15,382	151	-	70,041
Interest expense and finance costs	15,103	2,907	129	569	18,708
Interest income	117	5	-	1,699	1,821
Depreciation and amortization	13,557	3,940	-	60	17,557
Change in fair value of warrants	1,071	-	-	-	1,071
Loss on derivative instruments	-	-	-	(1,221)	(1,221)
Segment income/ (loss)	15,647	4,737	(155)	(5,498)	14,731
Total assets	364,230	143,558	22	14,675	522,485

	Product tankers
2008	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	62,214	15,499	-	-	77,713
Interest expense and finance costs	10,781	3,492	-	112	14,385
Interest income	10	220	-	481	711
Depreciation and amortization	14,883	3,939	-	46	18,868
Change in fair value of warrants	3,156	-	-	-	3,156
Loss on derivative instruments	-	-	-	(13,586)	(13,586)
Segment income/ (loss)	26,105	4,138	20	(19,304)	10,959
Total assets	350,058	152,918	22	22,298	525,296

Dry bulk carriers segment was discontinued effective September 2006. For the year ended December 31, 2007 and 2008, the segment of handymax tankers includes the advances, interest expense and finance cost and interest income of the seven new building vessels discussed in Note 4.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16.        Subsequent events:

a)
The credit facility with HSH contains a “Market Disruption Clause” requiring the Company to compensate the banks for any increases to their funding costs caused by disruptions to the market which the bank may unilaterally trigger. While the Company has reserved its rights regarding the ability of HSH to invoke such close, commencing January 30, 2009 the market disruption rate is being paid and is approximately 0.21% higher than LIBOR.

b)
New term loan facility: On February 2, 2009, the Company entered into a post-delivery term loan facility with Bremer of up to $66,300 representing 75% of the vessels’ price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purpose of repayment of the pre-delivery facility discussed in Note 7 (III) as well as financing the remaining instalments to the shipyard. The loan will be drawn at the vessels’ delivery dates and will be repayable in 40 quarterly instalments ($460.5 per vessel) and a balloon instalment equal to $14,730 per vessel. Repayment will commence three months after delivery of the vessels. The loan will bear interest at LIBOR plus margin. The Company pays commitment fees of 0.2% per annum on the post delivery loan remaining undrawn. The loan agreement will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessels insurances, c) corporate guarantee, d) first priority assignment of each of the vessels’ earnings and retention accounts and e) manager’s undertakings. Furthermore the loan agreement contains financial covenants calculated on a consolidated basis, that will require the Company to maintain: a) liquidity of not less than $5.0 million, b) a ratio of total net debt to total net capitalization of not more than 70%, c) a ratio of market value of the secured vessels to outstanding net debt of the secured vessels shall be in excess of 120%.

c)
Declaration of dividends: On February 4, 2009, the Company declared dividends amounting to $0.50 per share. Also the Board of Directors resolved to give One Holdings, an entity beneficially owned by the Company’s President and Chief Executive Officer, and the sole holder of the Company’s Class B subordinated shares, the option to be paid the base dividend in 0.07 additional shares of Class B Common Stock for each share held, in lieu of cash, based on the closing price of the Company’s common stock on the declaration date of February 4, 2009. One Holdings did not elect to receive the base dividend in additional Class B subordinated shares. The dividends were paid in cash on March 9, 2009 to the stockholders of record as of February 24, 2009 and amounted to $7,755.

d)
Executive officer’s compensation: On February 4, 2009, the Board of Directors approved the reward of the Company’s executive officers by means of a bonus and incentive stock compensation. The executive officers were awarded to receive an amount equal to $30 in cash and 54,342 shares of immediately vested Class A common stock. Also the Board has approved an additional compensation of one month’s salary to the executive officers that amounted to $96. The amount of $30 as well as the amount of one month additional compensation was accrued in the accompanying financial statements and included in General and Administrative Expenses as of and for the year ended December 31, 2008. The immediately vested shares will be recognized as expense in the first quarter of 2009 according to the provisions of FASB Statement 123(R) “Accounting for Stock-Based Compensation”.

e)
Restricted shares granted to executive officers and key persons: On February 4, 2009, the Company granted restricted Class A common stock pursuant to the Company’s Stock Incentive Plan (the “Plan”), to the Company’s officers and key persons. The plan is administered by the Board of Directors and granted 108,685 restricted shares of Class A common stock to CEO, COO and CFO and 25,109 to key persons. The shares will be vested in three years of which 25% will become immediately vested on the first anniversary of the agreement, 25% will be become vested on the second anniversary of the agreement and the balance of 50% on the third anniversary of the agreement. In relation to the dividend payments which those shares are eligible to receive same will be deposited to the existing Company’s accounts, while of the shares will not become vested due to the employment being ceased, such dividends will remain in the Company’s custody. The Company will follow the provisions of FASB Statement 123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments.

f)	Omnicrom Holdings Ltd (“Omnicrom”), is wholly-owned by the Company and was incorporated on March 17, 2009 under the laws of Marshall Islands.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16.        Subsequent events (continued):

g)
Class B shares conversion to Class A: Following the payment of the dividend with respect to the fourth quarter of 2008, all issued and outstanding subordinated Class B shares were converted into Class A common shares on a one-for-one basis. The Class A shares were issued on April 7, 2009.

h)
Warrants exercise: On March 31, 2009, the Company received a Notice of Exercise of Warrants from the sellers of Omega Emmanuel and Omega Theodore (Note 5). By cashless exercise pursuant to the warrant agreement 499,724 shares were issued on April 13, 2009.  In accordance with the warrants’ agreement the Company further paid $1.0 million ($0.5 million per vessel) in cash on April 3, 2009, as the average closing price of the Company’s Class A share 15 business days immediately preceding the exercise date was US $3.63.

i)	Settlement agreement and Joint Venture Agreement for Omega Duke:

a.
On April 8, 2009 the Company has entered into a settlement agreement with the seller of Omega Duke to cancel the Memorandum of agreement and the time charter agreement, discussed in Note 4(b), by paying a settlement fee of $3.0 million. Such amount was paid on April 24, 2009 and both parties were released from further liabilities regarding the Memorandum of agreement and the time charter agreement.

b.
The Company, through its wholly-owned subsidiary Omnicrom, has entered into a Joint Venture Agreement with Topley Corporation (“Topley”), which is a wholly-owned subsidiary of Glencore International AG. Omnicrom and Topley each own 50% of Stone Shipping Ltd (“Stone”) that is a Joint Venture holding company. Stone owns 100% of Blizzard Navigation Inc (Blizzard) that is the shipowning company of Omega Duke. Blizzard has entered into a Memorandum of Agreement with the seller for the purchase of Omega Duke for a consideration of $45,000. Omega Duke was delivered to Blizzard on April 24, 2009.

The purchase of the Omega Duke was financed by the loan agreement with Lloyds bank discussed in Note 16(l) and by equal equity contributions of the joint venturers that amounted to $11,250 ($5,625 each). Omega Management entered into a management agreement with Blizzard based on which services relating to crewing, technical management, purchasing, insurances, accounting, bookkeeping, budgeting, operations and corporate secretarial services will be provided. For the first year commencing upon the delivery of the vessel no management fee shall be payable and after the first year a monthly fee will be agreed. Blizzard has entered into a five year charter agreement with ST Shipping on a daily hire of $USD 16,500 plus 100% of any trading income in excess.

In the event that additional equity is required, Topley and Omnicrom will each invest an amount equal to 50% of the required funding. The joint venture will declare dividend on a quarterly basis, in amounts substantially equal to any available cash from operations after cash expenses and discretionary reserves and will be distributed equally between Omnicrom and Topley.

j)	Settlement agreement and Joint Venture Agreement for the second vessel that the Company agreed to purchase on May 9, 2008 (Note 4(b)):

a.
On April 8, 2009 the Company has entered into a settlement agreement with the seller to cancel the Memorandum of agreement and the time charter agreement, discussed in Note 4(b). The settlement agreement is subject to several financing arrangements that need to be placed prior to July 31, 2009.

b.
On April 8, 2009, as supplemented on April 24, 2009, the Company, through its wholly-owned subsidiary Omnicrom, has entered into a Joint Venture Agreement with Topley Corporation (“Topley”), which is a wholly-owned subsidiary of Glencore International AG. Omnicrom and Topley each own 50% of Onest Shipping Ltd (“Onest”) that will be a Joint Venture holding company. Onest owns 100% of Tornado Navigation Inc (“Tornado”) that will be shipowning company of the vessel. Again this agreement is subject to financing arrangements as per (1) above.

Pursuant to the terms of the Joint Venture agreement, Omnicrom and Topley shall procure that a novation agreement transferring all rights and obligations of the shipbuilding contract from the seller being an unaffiliated third party, to Tornado, is executed. In case the builder refuses to sign the novation agreement the seller will enter into a Memorandum of Agreement with Tornado for the sale of

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16. Subsequent events (continued):

the vessel. Upon signing of the novation agreement or the Memorandum of Agreement discussed above, Omnicrom and Topley will contribute the required equity. The acquisition of the vessel will be financed by equal equity contributions of the joint venturers and the loan facility with Lloyds bank described in Note 16(l). In the event that additional equity is required, Topley and Omnicrom will each invest an amount equal to 50% of the required funding.

Any cost associated with the predelivery finance will be financed from Topley with interest of Libor plus margin that will be repaid to Topley after the delivery of the vessel, from free cashflow.

Omega Management will be the technical manager of the vessel and finance manager on behalf of Tornado. On April 8, 2009 Tornado has entered into a five year time charter agreement with ST Shipping on a daily hire of $US Dollars 16,500 plus 100% of any trading income in excess. The time charter agreement will become effective when the joint venture agreement will become effective.

The joint venture will declare dividends on a quarterly basis, in amounts substantially equal to any available cash from operations after cash expenses and discretionary reserves and will be distributed equally between Omnicrom and Topley provided that no dividends shall be paid unless and until the outstanding indebtedness of the loan provided by Topley has been fully paid.

k)
Suspension of dividends: On May 13, 2009 the Board of Directors decided to temporarily suspend the declaration and payment of dividends in order to increase the Company’s cash flow and to enhance internal growth capabilities.

l)
Lloyds bank loan facility with joint ventures 50% owned by the Company: On April 24, 2009, Blizzard and Tornado have entered into a senior secured loan facility with Lloyds bank. The facility is divided in two tranches. The first tranche amounts to $33,750 for the financing of the acquisition of Omega Duke and was drawn down on April 24, 2009. The second tranche is to be applied to Tornado and will amount to the lower of $33,750 and 75% of the market value of the relevant vessel on delivery. The second tranche will be drawn down as follows: a) a maximum amount of $6,277 upon the signing of the novated building contract discussed in Note 16(j), b) a maximum amount of $9,158 toward payment of the third instalment of the novated building contract, c) a maximum amount of $9,158 toward payment of the fourth instalment of the novated building contract and d) delivery advance in repaying the predelivery advances and part of the purchase price under the novated shipbuilding contract.

The first tranche is repayable in 29 quarterly instalments and a balloon payment in the maximum amount of $18,984. The second tranche is repayable in 28 equal quarterly instalments and a balloon payment payable together with the 28th instalment.

The facility bears interest at LIBOR plus margin, commitment fees of 0.7% and annual agency fees of $15. The facility is secured by: (i) first priority mortgage, (ii) first priority assignment of insurances, (iii) first priority assignment of earnings of the vessel plus any time charter exceeding 12 months, (iv) first priority pledge over vessel earnings accounts, (v) first priority pledge over the shares of Stone, Topley and Omnicrom, (vi) Omnicrom’s guarantee for 50% of the loan and Omega’s guarantee for 100% of Omnicrom’s obligations. The facility contains financial covenants calculated on Omega’s and Glencore’s consolidated financial statements. Also a ratio of market value of the secured vessel to outstanding net debt of the secured vessel shall be in excess of 125%. The bank has provided a waiver of the security value coverage up to and including the 2nd anniversary of the delivery date of each vessel.

m)
Swap agreement with Lloyds: On April 23, 2009, the Company terminated the fixed rate swap agreement that had entered into with Lloyds Bank on November 10, 2008 (Note 8). Concurrently the Company has entered into (i) an interest rate swap with a notional amount of $66,250 at a fixed rate of 2.655% per annum effective since February 12, 2009 and (ii) an interest rate swap with a notional amount of $33,750 at a fixed rate of 2.655% per annum effective since April 24, 2009. The second swap was novated to Blizzard on April 24, 2009. The duration for both swaps is until May 12, 2011.

OMEGA NAVIGATION ENTERPRISES INC.
Notes to consolidated financial statements December 31, 2008
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

16. Subsequent events (continued):
n)
Loan repayment: On April 23, 2009, the part of the predelivery loan with Lloyds bank, discussed in Note 7(VI) for the acquisition of Omega Duke, that amounted to $4,950 was fully repaid. This was not considered an adjusting event for 2008 financial statements because the repayment of the obligation was due to the cancellation of the purchase of Omega Duke that occurred after the balance sheet date.

o)
Vessel collision: Within March 2009, Omega Theodore was involved in a collision. Insurance claim recoveries will be recorded, net of any deductible amounts, amounting to $446, at the time the vessel suffered insured damages. The vessel was repaired and has been operating since April 2009.

SK 23286 0002 981823 v5