Form 20-F
period 2009-12-31
Omega Navigation Enterprises, Inc.
filed 2010-07-15
CIK 1324915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . .

Commission file number 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Exact name of Registrant as specified in its charter)

Omega Navigation Enterprises, Inc.
(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

61 Vasilissis Sofias Ave, Athens 115 21 Greece
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

As of December 31, 2009, there were 16,030,079 shares of Class A common stock of the registrant issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes   x No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes   x No
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requ irements for the past 90 days.
☒ Yes   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 ☐ Yes  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected consolidated financial data as of December 31, 2009, 2008, 2007, 2006 and 2005 and for the years ended 2009, 2008, 2007, 2006 and the period from February 28, 2005 (date of inception) through December 31, 2005. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

In September 2006, we decided to dispose of our drybulk carrier fleet and sell it to an unrelated third party. Such operations, which have been eliminated from the ongoing operations and cash flows of the company, are now presented as discontinued operations in the consolidated statements of income.

	As of and for the year ended December 31,
	2009	2008	2007	2006	As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005

(Expressed in thousands of U.S. Dollars – except share, per share data and average daily results)

INCOME STATEMENT DATA
Continuing operations
Voyage revenues	$64,456	$77,713	$69,890	$26,867	$-
Voyage expenses	(1,535)	(1,032)	(930)	(341)	-
Vessel operating expenses	(17,260)	(15,486)	(13,121)	(5,669)	-
Depreciation and amortization	(19,173)	(18,868)	(17,557)	(7,236)	-
Management fees	(1,283)	(1,243)	(1,110)	(568)	-
Options' premium	-	-	(200)	(200)	-

	As of and for the year ended December 31,
	2009	2008	2007	2006	As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005

General and administrative expenses (including $1,408, $1,355 and $457 of non cash compensation expenses in 2009, 2008 and 2007, respectively)	(6,018)	(6,085)	(5,088)	(2,354)	(754)
Foreign currency gains/(losses)	(122)	44	(90)	(33)	3
Income/(Loss) from vessels' operation	19,065	35,043	31,794	10,466	(751)

Loss on termination of purchase agreement	(3,000)	-	-	-	-
Loss from Joint Venture companies	(278)	-	-	-	-
Operating Income /(Loss)	15,787	35,043	31,794	10,466	(751)

Interest and finance costs	(7,181)	(14,385)	(18,579)	(7,483)	(1)
Interest income	138	711	1,821	1,837	12
Change in fair value of warrant	1,127	3,156	1,071	-	-
Loss on derivative instruments	(4,149)	(13,586)	(1,221)	(255)	-
Income/(loss) from continuing operations	$5,722	$10,939	$14,886	$4,565	$(740)

Discontinued operations
Income/(loss) from discontinued operations of the dry-bulk carrier fleet (including a gain on sale of vessel of $1,012 in 2005, a gain on extinguishment of debt of $5,000 in 2006, and an impairment loss on disposal of the drybulk carrier vessels of $1,686 in 2006).	$-	$20	$(155)	$9,563	$5,118

Net income	$5,722	$10,959	$14,731	$14,128	$4,378

Earnings/ (Loss) per share from continuing operations
Earnings/ (Loss) per class A shares basic	$0.27	$0.71	$0.98	$0.42	$(0.23)
Earnings/ (Loss) per class A shares diluted	$0.27	$0.69	$0.95	$0.42	$(0.23)

	As of and for the year ended December 31,
	2009	2008	2007	2006	As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005

Earnings/ (Loss) per class B shares basic and diluted	$1.90	$0.71	$0.98	$0.30	$(0.23)

Earnings per share from continuing and discontinued operations
Earnings per class A shares basic	$0.27	$0.71	$0.97	$1.29	$1.68
Earnings per class A shares diluted	$0.27	$0.69	$0.94	$1.29	$1.68
Earnings per class B shares basic and diluted	$1.90	$0.71	$0.97	$0.93	$1.39

Weighted average number of Class A common shares basic	14,825,002	12,057,717	12,010,000	8,689,452	10,000
Weighted average number of Class A common shares diluted	15,185,237	12,610,219	12,488,976	8,689,452	10,000
Weighted average number of Class B common shares basic and diluted	825,863	3,140,000	3,140,000	3,140,000	3,140,000

Cash dividends	$0.50	$2.00	$2.00	$1.00	$-

BALANCE SHEET DATA
Cash and cash equivalents	$15,564	$16,811	$8,893	$3,862	$5,058
Restricted cash (current and non-current)	5,912	5,297	5,498	6,477	500
Total current assets	25,214	18,638	10,838	88,974	5,738
Total fixed assets	494,436	500,221	506,223	350,631	85,491
Total assets	527,433	525,296	522,485	443,831	92,392
Short term debt, sellers' notes and current portion of long-term debt	343,252	138	781	49,133	74,994
Total current liabilities	359,533	14,992	7,440	54,509	77,984
Long-term debt	-	335,112	322,565	188,944	-
Total stockholders' equity	$167,794	$166,604	$184,874	$200,097	$14,408

CASH FLOW DATA (Continuing operations)
Net cash provided by operating activities	$19,561	$40,055	$33,956	$15,002	$345
Net cash used in investing activities	(18,883)	(12,820)	(165,178)	(358,067)	-
Net cash provided by/ (used in) financing activities	(1,925)	(19,317)	92,875	338,427	8,989

	As of and for the year ended December 31,
	2009	2008	2007	2006	As of December 31, 2005 and for the period from February 28, 2005 through December 31, 2005

CASH FLOW DATA (Continuing and discontinued operations)
Net cash provided by operating activities	$19,561	$40,055	$33,261	$22,730	$9,571
Net cash used in investing activities	(18,883)	(12,820)	(83,710)	(358,067)	(43,364)
Net cash provided by/ (used in) financing activities	(1,925)	(19,317)	55,480	334,141	38,851

FLEET DATA
Panamax tankers
Average number of vessels (2)	6	6	5	2	-
Number of vessels at end of period	6	6	6	4	-
Average age of fleet (in years)	4	3	2	2	-
Ownership days (3)	2,190	2,196	1,989	753	-
Available days (4)	2,158	2,186	1,989	753	-
Operating days (5)	2,142	2,186	1,989	753	-
Fleet utilization (6)	99%	100%	100%	100%	-
Handysize tankers
Average number of vessels (2)	2	2	2	1	-
Number of vessels at end of period	2	2	2	2	-
Average age of fleet (in years)	3	2	1	0	-
Ownership days (3)	730	732	730	369	-
Available days (4)	730	732	730	369	-
Operating days (5)	729	732	730	369	-
Fleet utilization (6)	100%	100%	100%	100%	-

AVERAGE DAILY RESULTS
Panamax tankers
Time charter equivalent (TCE) rate (7)	$22,265	$25,029	$25,013	$25,096	$-
Daily vessel operating expenses (8)	$6,097	$5,406	$4,959	$5,191	$-
Handysize tankers
Time charter equivalent (TCE) rate (7)	$15,981	$20,772	$20,786	$20,675	$-
Daily vessel operating expenses (8)	$5,352	$4,938	$4,463	$4,768	$-

Non-GAAP financial measures
Adjusted EBITDA (1) (continuing operations)	$39,088	$57,068	$50,422	$17,702	$(751)
Adjusted EBITDA (1) (continuing & discontinued operations)	$39,088	$57,088	$50,395	$32,578	$12,260

(1)
Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. Our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included here because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants, and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following tables reconcile net cash from operating activities, as reflected in the consolidated statement of cash flows for the years ended December 31, 2009, 2008, 2007, 2006 and the period from February 28, 2005 (date of inception) through December 31, 2005, to Adjusted EBITDA:

	Year ended December 31,
	2009	2008	2007	2006	For the period from February 28, 2005 through December 31, 2005
Continuing Operations
Net cash from operating activities	$19,561	$40,055	$33,956	$15,002	$345
Net increase in current and non current assets	2,030	285	532	973	-
Net increase/ (decrease) in current liabilities excluding bank debt and sellers credit	(1,215)	466	(886)	(3,465)	(1,085)
Stock based compensation	(1,408)	(1,355)	(457)	-	-
Write off of option's premium	-	-	(200)	(200)	-
Change in fair value of warrant	1,127	3,156	1,071	-	-
Loss on termination of purchase agreement	3,000	-	-	-	-
Payments for drydocking costs	1,521	538	-	-	-
Net interest expense	15,532	14,591	16,713	5,588	(11)
Undistributed losses on Joint Venture companies	(278)	-	-	-	-
Amortization of financing costs	(782)	(668)	(307)	(196)	-
Adjusted EBITDA	$39,088	$57,068	$50,422	$17,702	$(751)

	Year ended December 31,
	2009	2008	2007	2006	For the period from February 28, 2005 through December 31, 2005
Continuing and Discontinued operations
Net cash from operating activities	$19,561	$40,055	$33,261	$22,730	$9,571
Net increase in current and non current assets	2,030	285	360	987	180
Net increase/ (decrease) in current liabilities excluding bank debt and sellers credit	(1,215)	486	(134)	(2,476)	(2,868)
Gain/(impairment loss) from sale of vessels	-	-	-	(1,685)	1,012
Gain on extinguishment of debt	-	-	-	5,000	-
Stock based compensation	(1,408)	(1,355)	(457)	-	-
Write off of option's premium	-	-	(200)	(200)	-
Change in fair value of warrant	1,127	3,156	1,071	-	-
Loss on termination of purchase agreement	3,000	-	-	-	-
Payment for drydocking costs	1,521	538	-	-	360
Net interest expense	15,532	14,591	16,841	8,564	4,137
Undistributed losses on Joint Venture companies	(278)	-	-	-	-
Amortization of financing costs	(782)	(668)	(347)	(342)	(132)
Adjusted EBITDA	$39,088	$57,088	$50,395	$32,578	$12,260

For loan covenants calculation purposes the amount of Adjusted EBITDA is based on continuing and discontinued operations and it is further adjusted as follows:

Adjusted EBITDA	$39,088	$57,088	$50,395	$32,578	$12,260
Gain/(impairment loss) from sale of vessels	-	-	-	1,685	-
Change in fair value of warrant	(1,127)	(3,156)	(1,071)	-	-
Adjusted EBITDA required by debt covenants	$37,961	$53,932	$49,324	$34,263	$12,260

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

(7)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the years 2009, 2008, 2007, 2006 and the period from February 28, 2005 (date of inception) through December 31, 2005.

	Year ended December 31,
	2009	2008	2007	2006	For the period from February 28, 2005 through December 31, 2005
	(in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and available days)
Panamax tankers
Voyage revenues	$52,273	$62,214	$54,508	$19,141	$-
Less: Voyage expenses	(1,017)	(829)	(722)	(244)	-
Less: Profit share	(3,208)	(6,671)	(4,034)	-	-
Time charter equivalent revenues	$48,048	$54,714	$49,752	$18,897	$-
Available days	2,158	2,186	1,989	753	-
Time charter equivalent (TCE) rate	$22,265	$25,029	$25,013	$25,096	$-
Handysize tankers
Voyage revenues	$12,183	$15,499	$15,382	$7,726	$-
Less: Voyage expenses	(517)	(203)	(208)	(97)	-
Less: Profit share	-	(91)	-	-	-
Time charter equivalent revenues	11,666	$15,205	$15,174	$7,629	$-
Available days	730	732	730	369	-
Time charter equivalent (TCE) rate	$15,981	$20,772	$20,786	$20,675	$-

(8)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the year ended December 31, 2007 the balance of vessel operating expenses includes pre-delivery expenses that amounted to $0.8 million for the Panamax product tankers. For the year ended December 31, 2006 the balance of vessel operating expenses includes pre-delivery expenses that amounted to $0.4 million for the Panamax product tankers and $0.4 million for the Handysize product tankers.

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

Industry Specific Risk Factors

Charter rates for product tankers have declined significantly from their historic highs and may decrease in the future, which may adversely affect our earnings

The product tanker sector is cyclical with volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of product tankers has varied widely and after reaching historical highs in mid-2008, declined significantly from those historical high levels. If the shipping industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our revenues, earnings, available cash flow and ability to pay dividends, if any, may be adversely affected. In addition, lower charter hire rates likely will cause the value of our vessels to be lower than vessel values during periods of relatively higher charter rates. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. Our ability to re-charter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for product tankers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for vessel capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and vessel equipment;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are out of service or used for storage; and

•	port or canal congestion.

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

The market value of our vessels have declined and may further decrease, which could lead to a default under our credit facilities, the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly. As of December 31, 2009, due to the decline in the market value of our fleet we are not in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt or obtain additional financing. Including the requirement that the market value of the vessels in our fleet is at least 120% to 125% of the aggregate outstanding principal balance of our borrowings under our credit facilities. If we are unable to obtain waivers or modify the terms of the provisions of our loan agreements of which we are currently in breach, and to comply with all other covenants under our credit facilities, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In addition, we have also classified as of the date of this annual report all of our outstanding debt as current as a result of our non-compliance with provisions in certain of our loan agreements and cross-default provisions contained in the loan agreements. As of the date of this annual report, the lenders under our loan agreements have not declared the loans in default and we continue to seek to obtain waivers or amendments to these loan agreements.  Our outstanding indebtedness that we have classified as current is significantly in excess of our cash and other current assets.  If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results and ability to pay dividends.

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

Rising fuel prices may adversely affect our profits

 Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. We cannot predict the ultimate cost of complying with these future regulatory obligations, and these costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. For example, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

Company Specific Risk Factors

We are in breach of financial covenants contained in our credit facilities, and are currently in discussions with our lenders to obtain waivers and amendments of such financial covenants

Our credit facilities, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial covenants.  The current low charter hire rates for product tankers and product tanker values, and even lower rates and values experienced over the past year, have affected our ability to comply with these covenants.  Unless waived by our lenders, our breach of these covenants provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, and accelerate our indebtedness and foreclose their liens on our vessels, any of the foregoing of which would impair our ability to continue to conduct our business.  In addition, as a result of these breaches, we have, as of the date of this annual report classified our outstanding indebtedness as current.

While our lenders have not declared an event of default under our loan agreements, these breaches give our lenders the right to declare such breaches as events of default, and we are in discussions with our lenders to obtain waivers and amendments of such financial covenants.  Charter rates and vessel values, particularly in the product tanker sector, may remain at low levels for an extended period of time or may decrease even further, in which case it may be difficult for us to comply with the existing financial and other covenants in our loan agreements with which we are currently in compliance absent obtaining additional waivers from our lenders or amending the financial covenants and may make it more difficult to negotiate waivers or amendments with respect to our existing breaches.  There can be no assurance that our lenders will grant us these waivers.  If we fail to comply with the covenants in our loan agreements and our lenders do not provide us with waivers or amendments of such covenants, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue as a going concern.

Because of the presence of cross default provisions in all of our loan agreements, the refusal of any one lender to grant us a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan agreements.  A cross default provision means that if we default on one loan, we would then default on all of our other loans.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our vessels if our lenders foreclose their liens.  In addition, if the fair value of our vessels, which is calculated using undiscounted cash flows, deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.  These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees.  In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Our inability to comply with certain financial covenants under our loan agreements raises substantial doubt as to our ability to continue as a going concern

As discussed above, we are in breach of certain financial covenants contained in our loan agreements as a result of the decline in the product tanker charter market and related decline in vessel values in the product tanker sector.  While our lenders have not declared an event of default under our loan agreements, these breaches could constitute a potential event of default and we are currently in discussions with our lenders to obtain waivers and/or amendments of such covenants.  If we are unable to obtain waivers, our lenders may choose to accelerate our indebtedness.  Therefore, our ability to continue as a going concern is dependent on the support of our lenders and management's ability to successfully generate income in order to meet our obligations as they become due. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt as to our ability to continue as a going concern.  Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern.  However, there is a material uncertainty related to events or conditions which raises significant doubt as to our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

As a result of our inability to comply with certain financial covenants under our loan agreements, all of our indebtedness and derivate liabilities were classified as current liabilities as of December 31, 2009

A total of $338.8 million of our indebtedness and $1.6 million of our derivative liabilities, as of December 31, 2009, have been reclassified as current liabilities as a result of our non-compliance with financial covenants contained in our loan agreements.  As a result of this classification, we had a working capital deficit of $334.3 million as of December 31, 2009. Consequently, our independent registered public accounting firm included an explanatory paragraph in its opinion on our most recently audited financial statements for the year ended December 31, 2009, that expressed substantial doubt as to our ability to continue as a going concern.  Charter rates and vessel values, particularly in the product tanker sector, may remain at low levels for an extended period of time, in which case, it may be difficult for us to comply with financial and other covenants in our loan agreements absent obtaining waivers or amendments of such covenants from our lenders. Furthermore our current working capital needs may affect our ability to finance the acquisition of the newbuildings that are currently under construction. We currently exploring various alternatives including capital raising in order to improve our liquidity, meet short term commitments and manage our overall capital exposure.

Our credit facilities impose operating and financial restrictions on us, and if we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements

In addition to certain financial covenants relating to our financial position, operating performance and liquidity, the restrictions contained in our loan agreements limit our ability to, among other things:

•
pay dividends to investors or make capital expenditures if we do not repay amounts drawn under the credit facilities, if there is a default under the credit facilities or if the payment of a dividend or capital expenditure would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell or otherwise change the ownership of our vessels;

•	merge or consolidate with, or transfer all or substantially all of our assets to, another person;

•	drop below certain minimum cash deposits, as defined in our credit facilities; and/or

•	receive dividends from certain subsidiaries.

See "Item 5. Operating and Financial Review and Prospectus – Liquidity and Capital Resources – Breach of financial covenants under secured credit facilities."  In connection with any waivers or amendments to covenants in our loan agreements that our lenders may provide to us, our lenders may impose additional restrictions on us.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed.  In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.  These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Since the second quarter of 2009 our board of directors has not declared cash dividends as a result of market conditions in the international shipping industry and capital commitments of the Company. We cannot assure you that our board of directors will declare dividends in the future

Since the second quarter of 2009 we have not declared a common stock dividend in order to increase our cash flow and enhance internal growth capabilities. We can give no assurance that dividends will be paid in the future.

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

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters

The majority of the vessels in our fleet, including vessels owned through 50% controlled joint ventures, are employed under medium to long-term time charters, with remaining terms (under existing charter party agreements or under replacement charter party agreements that we have entered into) ranging between 11 and 61 months.  Although medium and long-term time charters provide relatively steady streams of revenue, vessels committed to medium and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable. Recently, charter hire rates for product tankers have reached near historically low levels. If our vessels become available for employment in the spot market or under new charters during periods when market prices have fallen, we may have to employ our vessels at depressed market prices, which would lead to reduced or volatile earnings.  We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We expect to derive a significant part of our revenue from a small number of customers.  For the year 2009, we derived 100% of our revenues from three customers.  If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We depend on our Managers to manage our fleet and the loss of their services could adversely affect our operations

We currently have a total of fourteen employees including our senior executive officers. Currently we subcontract the technical management of the majority of our vessels in our fleet, including crewing, maintenance and repair, to third party technical managers. Therefore, the loss of these technical managers' services or their failure to perform their obligations to us could materially and adversely affect our business, financial condition, results of operations and ability to pay dividends. Furthermore, we may be unable to retain a suitable replacement manager under favorable terms. Further, we expect that we will need to seek approval from our lenders to change our vessels' technical managers.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our technical managers' financial strength.

We may have difficulty performing under our existing newbuilding commitments or managing our planned growth through acquisitions of additional vessels

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

During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to identify vessels for acquisition at favorable prices.  In addition, growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will generate enough funds to purchase our newbuilding vessels or that we will not incur significant expenses and losses in connection with our future growth.

We may also be either unable to finance the newbuilding vessels we have agreed to purchase or the available financing, based on the fair market value of the newbuilding vessels on delivery, maybe inadequate to cover the purchase of the vessels.

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

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition

Unless we maintain reserves or are able to borrow funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 18 years to 25 (including vessels owned through joint ventures), depending on the date the vessel is delivered to us, based on a 25 year estimated useful life from the date of the vessel's initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement would not be available for dividends.

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

If the Panamax product tankers that we have agreed to purchase are not delivered on time or delivered with significant defects, our business, results of operations and financial condition could suffer

We have entered into a 50% controlled joint venture for the acquisition of seven Panamax (LR1) product tankers that are currently under construction at Hyundai Mipo Dockyard in South Korea. One of these vessels is scheduled to be delivered in the fourth quarter of 2010, four in 2011 and two vessels in 2012.  A delay in the delivery of these vessels to us or the failure of Hyundai Mipo Dockyard to deliver a vessel at all, could adversely affect our business, results of operations and financial condition and the amount of dividends that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet, including the vessels owned by the 50% controlled joint venture, has an average age of approximately 3.3 years.  As our fleet ages, we will incur increased costs.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences and information reporting obligations. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the United States federal income tax consequences if we were to be treated as a PFIC.

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

We may incur environmental and other liabilities from vessels that we do not own, or that we own through joint-ventures, in our capacity as technical manager, which may adversely affect our results of operations and cash flows

We currently provide technical management services through Omega Mnagement Inc to two of our wholly-own vessels and three of the product tankers we partly own through equal partnership joint ventures. In addition, either directly or through Omega Management, Inc. or other entities affiliated with us, we may provide vessel management services to vessels owned by third parties in the future.  Under current environmental and other laws and regulations, we may incur liability for environmental discharges or other accidents involving the vessels, its crew or cargoes as a result of the provision of such management services. Such liabilities may be material, and we cannot assure you we are adequately insured against all such liabilities.

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

Our common shares have recently traded below $5.00 per share, and the last reported sale price on The NASDAQ Global Market on July 14, 2010 was $1.85 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may depress demand as certain investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.  In addition, in order to maintain the listing of our common shares on The NASDAQ Global Market, our stock price will need to comply with NASDAQ's minimum share price requirements.  Under NASDAQ Rule 5450(a)(1), or the Bid Price Rule, the closing bid price per share of our common shares must be at least $1.00 in order for us to continue our listing on the NASDAQ Stock Exchange.  If the closing bid price per share of our common shares falls below $1.00 and we are unable to regain compliance with the Bid Price Rule, we may receive notification from the NASDAQ Stock Exchange that our securities will be subject to delisting.  Alternatively, in such an instance, we may be eligible for a grace period if we meet the initial listing standards, with the exception of the bid price, for the NASDAQ Capital Market.  However, we will need to submit an application to transfer our securities from the NASDAQ Global Market to the NASDAQ Capital Market.  If such application is approved, the NASDAQ Stock Exchange will notify us that we have been granted the grace period.

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

Because we are incorporated under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management

We are incorporated under the laws of the Marshall Islands, and all of our assets are located outside of the United States.  Our business is operated primarily from our offices in Athens, Greece.  In addition, our directors and officers generally are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers.

A significant shareholder, owned by our President and Chief Executive Officer, effectively controls the outcome of matters on which our shareholders are entitled to vote

Our significant shareholder, ONE Holdings, which is wholly-owned by our President and Chief Executive Officer, Mr. George Kassiotis, owns, directly or indirectly, approximately 20.5% of our outstanding common shares.  While ONE Holdings has no agreement, arrangement or understanding relating to the voting of its shares of our common stock, it may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock. The interests of ONE Holdings may be different from other shareholder interests.

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

In addition, in 2008 our board of directors adopted a shareholder rights plan that allows our board of directors to significantly dilute the shareholdings of any person or group of persons that acquire more than 15% of our total outstanding common stock other than those persons who beneficially owned 15% of the total outstanding common shares on the date the shareholder rights plan was adopted who were permitted to acquire up to an additional 10% of the total outstanding common shares above their share ownership on the date the shareholder rights plan was adopted.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and development of the Company

We are Omega Navigation Enterprises, Inc., a holding company incorporated under the laws of the Marshall Islands on February 28, 2005. Prior to our initial public offering we issued 10,000 shares of Class A common stock and 3,140,000 shares of Class B common stock to our shareholders. In April, 2006, we completed our initial public offering and issued an additional 12,000,000 Class A common shares. On April 7, 2009 Class B shares were converted to Class A shares on a one-for-one basis. Our Class A common shares are listed on the NASDAQ Global Market and on the Singapore Exchange Securities Trading Limited. Our executive offices are located at 61 Vasilissis Sofias Ave, Athens 115 21 Greece. Our telephone number is (30) 210 413-9130.

B. Business Overview

The current fleet includes twelve double hull product tankers with a carrying capacity of about 680,000 dwt. Eight of the vessels are fully owned by us and four are owned through equal partnership joint ventures with a wholly owned subsidiary of Glencore International AG.

We wholly own and operate a fleet of six double hull Panamax (LR1) product tankers and two Ice Class 1A double hull Handysize (MR1) product tankers. We also participate in a 50% controlled joint venture, Stone Shipping Ltd ("Stone), that owns and operates, Omega Duke, a double hull Handymax (MR2) product tanker that was delivered in April 2009.

In June 2007, we entered into agreements with Hyundai Mipo Dockyard in South Korea for the construction of five Handysize (MR1) product tankers. These vessels were novated to a 50% controlled joint venture, Megacore Shipping Ltd ("Megacore"), that would own ten Handysize (MR1) vessels to be constructed. In December 2009 an addendum to the shipbuilding contract was signed to suspend construction of one vessel and amend the type of seven out of the nine remaining vessels to Panamax (LR1). The two Handysize (MR1) vessels, Megacore Honami and Megacore Hibiscus were delivered in February 2010 and May 2010 and the seven LR1s are under construction with deliveries scheduled between the fourth quarter 2010 and the first quarter 2012.

In May 2008 we entered into an agreement to purchase one Handymax (MR2) product tanker. On June 2, 2010 this agreement was cancelled and we have entered into a 50% controlled joint venture, Onest Shipping Ltd ("Onest"), to acquire the vessel Alpine Marina that was delivered in July 2010.

We generate revenues by employing the vessels in our fleet on time charters as well as in the spot market. For the eight wholly-owned vessels in our fleet, we provide the commercial management in-house through a wholly-owned subsidiary. For six out of the eight wholly owned vessels in our fleet and one vessel owned through our 50% controlled joint venture we have entered into technical management agreements with unaffiliated third parties. For two out of the eight wholly owned vessels in our fleet and for three vessel owned by the 50% controlled joint ventures, we provide the technical management through our wholly owned subsidiary namely Omega Management Inc.

Our Fleet

Product Tankers

We currently wholly own and operate a fleet of six double hull Panamax (LR1) product tankers (four of which are classed as Ice Class vessels) and two Ice Class 1A double hull Handysize (MR1) product tankers. We also participate in three 50% controlled joint ventures, which own and operate four double hull Handymax/Handysize product tankers (Omega Duke, Megacore Honami, Megacore Hibiscus and Alpine Marina), which were delivered in April 2009, February 2010, May 2010 and July 2010. As of December 31, 2009 our fleet, including the vessels owned by the 50% controlled joint venture, had a combined cargo-carrying capacity of 559,358 dwt and an average age of approximately 3.4 years. As of July 15, 2010, our fleet, including the vessels owned by the 50% controlled joint ventures, has a combined cargo capacity of 680,358 dwt and an average age of approximately 3.3 years.

In addition we have entered into a 50% controlled joint venture, Megacore, to acquire seven Panamaxes (LR1) that are currently under construction. One of these vessels is scheduled to be delivered in the fourth quarter 2010, four in 2011 and two in 2012.

Information about the employment of the vessels wholly-owned by us as well as the vessels owned through joint ventures is presented below.

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

Drybulk Carriers

In addition to the product tankers in our current fleet, we owned and operated two Handymax drybulk carriers during 2006 that we sold in January 2007. In September 2006, we decided to dispose of and sell our drybulk carrier fleet to an unrelated third party. Such operations, which have been eliminated from the ongoing operations and cash flows of the company following the sale of the drybulk carrier fleet, are now presented as discontinued operations in the consolidated statement of income for the years ended December 31, 2006, 2007 and 2008 and for the period from February 28, 2005 (date of inception) through December 31, 2005.

The table below provides summary information about the vessels in our fleet as of July 15, 2010 and the terms of their employment:

Vessel	Sister Ships (1)	Year built	Deadweight (dwt)	Type	Delivery date	Daily hire rate (2)		Latest Redelivery
Current fleet
Wholly owned vessels
Omega Lady Sarah	A	2004	71,500	LR1 – Ice Class 1C	Aug-09	$25,500	(3)	Sep-12
Omega Lady Miriam	A	2003	71,500	LR1 – Ice Class 1C	Sep-09	$25,500	(3)	Oct-12
Omega Emmanuel	D	2007	73,000	LR1 – Ice Class 1A	Spot market
Omega Theodore	D	2007	73,000	LR1 – Ice Class 1A	Spot market
Omega King	B	2004	74,999	LR1	Jun-10	$16,000		Jul-11
Omega Queen	B	2004	74,999	LR1	Time charter, on evergreen basis with 2 months termination notice, rate being the monthly average TCE of a pool of 10 similar vessels
Omega Prince	C	2006	36,680	MR1-Ice Class 1A	Time charter, on evergreen basis with 2 months termination notice, rate being the monthly average TCE of a pool of 9 similar vessels.
Omega Princess	C	2006	36,680	MR1-Ice Class 1A
Total dwt			512,358

Vessel	Sister Ships (1)	Year built	Deadweight (dwt)	Type	Delivery date	Daily hire rate (2)		Latest Redelivery

Vessels owned through 50% controlled JV
Omega Duke	G	2009	47,000	MR2	Apr-09	$16,500	(4)	May-14
Alpine Marina	G	2010	47,000	MR2	Jul-10	$14,000	(4)	Jul-15
Megacore Honami	E	2010	37,000	MR1	Feb-10	Confidential		Mar-13
Megacore Hibiscus	E	2010	37,000	MR1	May-10	Spot market
Total dwt			168,000

JV vessels under construction
Hull 2288	F	2010	74,000	LR1	Oct-10
Hull 2291	F	2011	74,000	LR1	Jan-11
Hull 2289	F	2011	74,000	LR1	Jan-11
Hull 2295	F	2011	74,000	LR1	Jul-11
Hull 2296	F	2011	74,000	LR1	Sep-11
Hull 2298	F	2012	74,000	LR1	Feb-12
Hull 2299	F	2012	74,000	LR1	Mar-12
Total dwt			518,000

(1)           Each vessel is a sister ship of each other vessel that has the same letter.
(2)	This table shows gross charter rates and does not include brokers' commissions.
(3)	Plus any additional income under profit sharing agreements, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.
(4)	Plus 100% of any trading income in excess of the daily hire.

Our Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. For the year ended December 31, 2009, three of our customers accounted for 100% of our voyage revenues. These customers were ST Shipping & Transport (Glencore International AG), D/S Norden A/S and A/S Dampskibsselskabet Torm.

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

The technical management of four of the wholly owned product tankers in our fleet is provided by V. Ships Management Limited, or V. Ships. The technical management of two of the wholly owned product tankers and one of the vessels owned by the 50% controlled joint venture is provided by Bernhard Schulte Ship Management Pvt, Ltd (formerly Eurasia International (L) Limited), and Omega Management Inc is the technical manager of two wholly owned vessels and three vessels owned by the 50% controlled joint ventures. We review the performance of the third party technical managers of our product tankers on a continuous basis and may add or change technical managers from time to time, or assume the technical management internally.

Third party technical managers are responsible for managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, oil majors vetting procedures, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. These services are provided directly by us with respect to our two wholly owned vessels and the three vessels owned through 50% joint venture vessel. We acquire insurance for all product tankers in our fleet, including marine hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurance) and war risk insurance.

Under the management agreements, our product tanker managers present us with an annual budget for the following 12 months for each vessel and prepare and present us with their estimate of the working capital requirements of each vessel.  The manager requests the funds required to run the vessels for the ensuing month, including the payment of any occasional or extraordinary items of expenditure, such as emergency repair costs, scheduled drydocking and special survey costs as well as additional insurance premiums, bunkers or provisions. We pay each manager on a monthly basis for the operating costs incurred by our product tankers based on an annual budget and adjusted for actual operating costs incurred in that month. The management fees charged by V. Ships for the year ended December 31, 2009, 2008 and 2007 amounted to $1,032,779, $993,362 and $900,094, respectively. The management fees charged by Bernhard Schulte Ship Management Pvt, Ltd for the year ended December 31, 2009, 2008 and 2007 amounted to $250,250, $249,859 and $210,128, respectively.

The International Product Tanker Industry

The international seaborne transportation industry represents the most efficient and we believe safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Over the past five years, seaborne transportation of refined petroleum products has grown substantially, before declining during 2008 and 2009.

Freight rates in the refined petroleum product tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:

Demand:

•	the supply and demand for refined petroleum products and oil

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the location of regional and global oil refining facilities that affect the distance that refined petroleum products and oil are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

Supply:

•	the number of newbuilding deliveries;

•	the phase-out of single hull tankers from certain markets pursuant to national and international laws and regulations;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the conversion of tankers to other uses;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements can entail significant expense, including vessel modification and implementation of certain operating procedures. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, we cannot foresee what additional regulations or statutes will be adopted in the future and what costs we may have to incur in the future to comply with such regulations and statutes.  The recent oil spill in the Gulf of Mexico may result in additional and more stringent regulations and statutes affecting our industry.

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

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

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

Also, under IMO regulations, a newbuilding tanker of 5,000 dwt and above must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

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

Oil Pollution Liability

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.80 million, plus 631 SDR, or $950.74, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $135.26 million. The exchange rate between SDRs and U.S. Dollars was 0.67 SDR per U.S. dollar on July 13, 2010.  The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the U.S., the EPA has begun the process of declaring greenhouse gases to be dangerous pollutants, which may be followed by future federal regulation of greenhouse gases. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

or maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are quired to be performed as follows:

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

C. Organizational Structure

We own our wholly-owned vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands and which are listed on Exhibit 8.1 to this annual report.  We provide commercial management for all our wholly-owned vessels and technical management for two of the eight wholly-owned vessels through our wholly-owned subsidiary, Omega Management, Inc.

D. Property, plant and equipment

We do not own any real estate property or any other material assets other than the vessels in our fleet.  We lease our office space at Athens, Greece, from an unaffiliated third party company, and have annual lease payments for 2009, 2008 and 2007 of Euro 77,225, Euro 53,140 and Euro 47,720, respectively, or approximately $109,027, $78,532 and $65,320, respectively.

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

A. Operating Results

Factors Affecting Our Results of Operations

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter market rates;

•	spot market rates

•	periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred primarily in Dollars;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives; and

•	financing costs related to our indebtedness under our credit facilities and derivative agreements.

Voyage Revenues

The primary factors affecting our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily time charter hire rates or spot rates that our vessels earn under charters or spot voyages, that, in turn, are affected by a number of other factors, including:

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

As is common in the shipping industry, we pay commissions to third party shipbrokers in connection with the chartering of our vessels. The amount of commissions payable for the product tankers depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of payments to our technical managers for crew wages and related costs, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses as well as the cost of insurances. Many factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market price for insurances, may also cause these expenses to increase.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore vessel related expenses such as legal and professional expenses, and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, rent and compensation cost of restricted shares awarded.

Management Fees

We pay management fees for the technical management of our wholly-owned fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising dry docking and repairs, purchasing of spares and other consumable stores and other duties related to the operation of our vessels. During 2010 the technical manager of two of our wholly-owned vessels were changed from VShips to Omega Management Inc, which is our wholly-owned subsidiary.

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

Interest and Finance Costs, net

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of vessels. As of December 31, 2009 and 2008, we had $344.1 and $336.6 million of indebtedness outstanding under our term credit facilities, respectively. As of December 31, 2007, we had $180.0 million of indebtedness outstanding under our term credit facilities, $141.8 million of indebtedness outstanding under our revolving credit facility and $2.4 million of indebtedness outstanding under our bridge loan facility. The amount of outstanding indebtedness of the term credit facilities include credit facilities relating to the financing of the acquisition of the newbuilding vessels that amounted to $61.0, $51.4 and $40.1 million as of December 31, 2009, 2008 and 2007, respectively. Interest and finance costs relating to the amounts drawn under the credit facilities during the construction of the five newbuilding vessels will be capitalized as vessels' cost.  For additional information regarding our credit facilities, please see "Liquidity and Capital Resources," below.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire and spot market rates;

•	levels of vessel operating expenses;

•	depreciation expenses; and

•	financing costs.

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

Principles of Consolidation: The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810-10, "Consolidation," a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The Holding Company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities ("VIE") are entities as defined under ASC 810, "Consolidation" that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

According to ASC 810 "Consolidation", effective for annual periods beginning after November 15, 2009, there are two criteria to determine the primary beneficiary a) The power to direct the activities that most significantly impact the entity's economic performance, and b) the obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIE. Both criteria should be met in order for an entity to be the primary beneficiary of a VIE. Entities that have identified VIE in the past should re-evaluate their relationships with those entities using the above two criteria.

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

Impairment of long lived assets: The Company applies ASC 360 "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts (primarily for vessels and related dry-docking and special survey costs) and periods over which long lived assets are depreciated to determine if events have occurred which would require modification of their carrying values or useful lives.In evaluating useful lives and carrying values of long lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases and overall market conditions. The amount of undiscounted operating cash flows estimated in 2008 for 2009 was not materially different from the actual amount of 2009.

The current economic and market conditions, including the significant disruptions in the global credit markets are having broad effects on participants in a wide variety of industries. Since 2008 the product tanker vessel values have declined both as a result of a slowdown in the availability of global credit and the decrease in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 years average historical one year time charter rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. In the Company's exercise the fleet utilization is assumed to be 99% for the first 15 years of the life of the vessel and 98% thereafter. Additional off hire is assumed for the periods each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys). The cash flows were based on the conditions that existed at the balance sheet date and were not affected by subsequent decisions.

No impairment loss was identified or recorded for 2009, 2008 or 2007 and the Company has not identified any other facts or circumstances that would require the write down of vessel values. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

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

Accounting and measurement of derivative instruments: ASC 815 "Derivatives and Hedging" requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820 "Fair Value Measurements and Disclosures", which is more fully discussed in Note 10 to our consolidated financial statements. The changes in fair value of the derivative contracts are recognized in earnings unless specific hedging criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair value are reported in current period earnings. The Company does not believe it is necessary to obtain collateral arrangements.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

Effective January 1, 2009, the Company adopted the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, "Derivatives and Hedging". ASC 815 intents to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

Financial instruments with characteristics of both liabilities and equity: ASC 480 "Distinguishing liabilities from equity" establishes standards for the accounting for certain financial instruments with characteristics of both liabilities and equity. Certain obligations to issue a variable number of shares are financial instruments that embody unconditional obligations, or financial instruments other than outstanding shares that embody conditional obligation, that the issuers must or may settle by issuing variable number of equity shares. These obligations also must be classified as liabilities if, at inception, the monetary values of the obligations are based solely or predominantly on any one of the following: 1) a fixed monetary amount known at inception, 2) variations in something other than the fair value of the issuer's equity shares, or 3) variations inversely related to changes in the fair value of the issuer's equity shares. Freestanding financial instruments indexed to or potentially settled in the issuer's shares for which equity classification is precluded by ASC 480 initially and subsequently should be measured at fair value. Subsequently changes in fair value are recognized in earnings.

Deferred Dry-dock costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. During 2009 and 2008 three vessels (Omega King, Omega Queen and Omega Lady Sarah) and one vessel (Omega Lady Miriam), respectively, have entered their scheduled drydock.

Allowance for non-collectible accounts: At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Equity method investments: Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.  Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital.

Year Ended December 31, 2009 compared with the Year Ended December 31, 2008

OPERATING FLEET – Our fleet, in 2009, was comprised of eight wholly owned-product tankers, including two Handysize MR's and six Panamax vessels. The two Handysize MR's and four of the Panamax vessels were purchased in 2006 with a combination of debt and proceeds from our initial public offering. The vessels were delivered to us between May and August of 2006.  The other two Panamax vessels were purchased in 2007 and were delivered to us in March and April of 2007, respectively.  The results from operations for these vessels in 2009 and 2008 are in Continuing Operations.  Discontinued operations relate to the results of operations of our bulk carriers that we agreed to sell in 2006 and were delivered to their new owners in 2007. In addition, since April 2009 we own, through a 50% controlled joint venture, a Handymax (MR2) vessel. The results of the joint venture company are presented as "Loss from joint venture companies" in the accompanying consolidated financial statements of income.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $64.5 million in 2009 versus $77.7 million in 2008, a decrease of 17%.  During 2009 the time charter of six out of the eight wholly-owned vessels expired. Four of the these vessels have entered into new time charters with lower rates and two have entered into new time charters with higher rates. As a result of the deterioration of the shipping rates in 2009, the overall decrease of our average charter rate (excluding any profit sharing) was 15%. Also the amount of revenue received from our profit sharing agreements decreased from $6.8 million in 2008 to $3.2 million in 2009.

VOYAGE EXPENSES – Voyage expenses, which include mainly brokerage commissions on voyage revenues as well as bunkers consumed and port expenses of spot voyages, were $1.5 million in 2009 versus $1.0 million in 2008, an increase of 50%. The amount of commission on voyage revenue was decreased by $0.1 million in 2009 compared to 2008 due to the decrease of the revenues. Voyage expenses were increased in 2009 due to spot voyages performed by some of our vessels, versus time charters in 2008, resulting in charges for the bunkers consumed and port expenses incurred which amounted to $0.7 million.

VESSEL OPERATING EXPENSES – Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, were $17.3 million in 2009 versus $15.5 million in 2008, an increase of 12%.  The increase was primarily related to higher crew wages and the increased cost of spares incurred as a result of repairs and maintenance effected during the drydocking of three vessels in our fleet during 2009.

DEPRECIATION AND AMORTIZATION – Depreciation and amortization, which primarily includes depreciation of vessels, was $19.2 million in 2009 versus $18.9 million in 2008.  The increase of 2% relates to the amortization of the costs incurred during drydocking.

MANAGEMENT FEES – Management fees relate to the fees paid to V. Ships and Benhard Schulte Ship management for the technical management of our vessels.  These fees were $1.3 million in 2009 versus $1.2 million in 2008.  This increase of 8% related to the contractual annual increase of the management fees.

GENERAL AND ADMINISTRATIVE EXPENSES – General and Administrative Expenses were $6.0 million in 2009 versus $6.1 million in 2008, reflecting a decrease of 2%.

INTEREST AND FINANCE COSTS - Interest and Finance costs for 2009 were $7.2 million versus $14.4 million in 2008, a decrease of $7.2 million or 50%.  The decrease reflects the decrease in average interest rates by 50% in 2009 compared with 2008.

INTEREST INCOME – Interest Income was $0.1 million in 2009 versus $0.7 million in 2008, a decrease of 86%, relating mainly to lower interest rates and balances.

CHANGE IN FAIR VALUE OF WARRANTS - This gain was $1.1 million in 2009 versus $3.2 million in 2008 and is related to the changes in fair values of the warrants issued to the seller of the Ice Class 1A Panamax newbuildings, which we took delivery of in March and April of 2007, as partial compensation for the vessels. Additionally the gain recognized in 2009 is due to the further decrease of our share price, until the exercise date of the warrants that was March 31, 2009.

LOSS ON DERIVATIVE INSTRUMENTS – For the year ended December 31, 2009, realized loss from the interest rate swaps amounted to $8.5 million and unrealized gain was $4.3 million. For the year ended December 31, 2008, realized loss from the interest rate swaps amounted to $0.9 million and unrealized loss was $12.7 million. The decrease of the loss on derivative instruments relates primarily to the increase of the forward interest rates as of December 31, 2009 compared to December 31, 2008.

LOSS FROM JOINT VENTURE COMPANIES – For year ended December 31, 2009, loss from joint venture companies amounted to $0.3 million. This amount relates to our investment in a 50% joint venture that owns an MR(2) product tanker Omega Duke that was delivered on April 24, 2009.

INCOME FROM CONTINUING OPERATIONS – Income from continuing operations for 2009 was $5.7 million versus $10.9 million in 2008.  The decrease of $5.2 million, or 48%, primarily is related to (i) the decrease of revenues by $13.2 million, (ii) an amount of $3.0 million relating to the termination of a purchase agreement of the Omega Duke, further discussed in Liquidity and Capital Resources section, (iii) the increase of voyage expenses and vessels' operating expenses by $2.3 million, (iv) the decrease of gains from warrants by $2.0 million, (v) the increase of depreciation cost by $0.3 million and (vi) the loss from joint venture companies of $0.3 million, partially offset by the decrease of interest and finance cost, interest income as well as derivative losses by $ 16.1 million.

Year Ended December 31, 2008 compared with the Year Ended December 31, 2007

OPERATING FLEET – Our fleet, in 2008, was comprised of eight product tankers, including two Handysize MR's and six Panamax vessels.  The two Handysize MR's and four of the Panamax vessels were purchased in 2006 with a combination of debt and proceeds from our initial public offering. The vessels were delivered to us between May and August of 2006.  The other two Panamax vessels were purchased in 2007 and were delivered to us in March and April of 2007, respectively.  The results from operations for these vessels in 2007 and 2008 are in Continuing Operations.  Discontinued operations relate to the results of operations of our bulk carriers that we agreed to sell in 2006 and were delivered to their new owners in 2007.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $77.7 million in 2008 versus $69.9 million in 2007, an increase of 11%.  The increase was primarily due to an increase in the number of ship operating days for the product tankers from 2,719 days in 2007 to 2,918 in 2008, an increase of 199 days or 7%.  On average, we operated 6.0 Panamax vessels and 2.0 Handysize MR's in 2008 versus 5.4 Panamax vessels and 2.0 Handysize MR's in 2007. Voyage revenues for 2008 and 2007 also include revenue from profit sharing of $6.8 million and $4.0 million, respectively.

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

MANAGEMENT FEES – Management fees relate to the fees paid to V. Ships and Bernhard Schulte Ship Management for the technical management of our vessels.  These fees were $1.2 million in 2008 versus $1.1 million in 2007.  This increase of 9.1% related to the operation of a larger fleet in 2008 than 2007 as well as 7% annual increase of the management fees in 2008 compared to 2007. This increase was partially offset by the fact that in 2007 extra fees were charged by V. Ships as for management services rendered prior to the acquisition of Omega Emmanuel and Omega Theodore.

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

We have entered into an equal partnership joint venture named Megacore Shipping Ltd. with a wholly owned subsidiary of Glencore International AG to acquire two Handysize double hull chemical / product tankers and seven Panamax double hull product tankers to be constructed at Hyundai Mipo Dockyard in South Korea. Two of the Handysize vessels, the 37,000 dwt. Megacore Honami and Megacore Hibiscus, were delivered in February and May, 2010, respectively, to companies owned by Megacore. The Megacore Honami and the Megacore Hibiscus were funded with Bank debt and equity contributions from the shareholders. Upon delivery, the Megacore Honami commenced a three year time charter with NYK Line. The Megacore Hibiscus is currently trading in the spot market.

As mentioned Megacore has contracted to take delivery of one LR1 Panamax vessel in the third quarter 2010, two LR1's in the first quarter 2011 another two LR1's in the third quarter 2011 and finally two LR1's are scheduled for delivery in the first quarter 2012. The payment terms contracted with the shipyard provide for five installments, each of 20% of the contract price, with the last three installments, amounting in total to 60% of the contract price, payable within five months before the final delivery date. The construction and acquisition of the remaining seven LR1 newbuildings, owned by Megacore Shipping Ltd, that are currently under construction are being funded by debt and equity contributions by the shareholders. The Company is funding the pre-delivery construction schedule with respect to three and a half of these vessels, for all of which bank debt financing commitments are already in place, including pre-delivery as well as post delivery financing. Based on prevailing market conditions and also taking into account our current liquidity and short term debt obligations, these capital expenditure commitments, can only be funded with a combination of debt financing, internally generated cash flow and other capital raises which are currently being explored.

The Company is currently in advanced discussions with its lenders to extend the term of its loans under the Senior Credit Facility and the Junior Credit Facility beyond the current maturity of April 2011. Both the Senior as well as the Junior Facility are non amortizing until the maturity. While both loans will mature in nine months, we believe we will reach a satisfactory outcome well in advance as we are in negotiations to reach a final agreement to obtain waivers and extend or restructure our debt. The current outstanding balance of our credit facilities, including predelivery advances for newbuildings, amounts to approximately $340 million.

While delivery dates and respective capital expenditures are staggered within a time frame of 20 months from today, the Company is currently in negotiations to reach a final agreement to obtain waivers and extend or restructure its debt, and is also exploring, amidst challenging capital market conditions, various alternatives including capital raising in order to improve both its short term and long term liquidity, meet short term commitments and manage its overall capital exposure.

Vessel acquisition and vessels under construction

Omega Duke:

(i) On April 8, 2009, we entered into a settlement agreement with the seller to cancel the Memorandum of Agreement and the time charter agreement for Omega Duke, by paying a settlement fee of $3.0 million. Such amount was paid on April 24, 2009 and both parties were released from further liabilities regarding the Memorandum of agreement and the time charter agreement.

(ii) Through our wholly-owned subsidiary Omnicrom Holdings Ltd., or Omnicrom, we have entered into a joint venture agreement with Topley Corporation, or Topley, which is a wholly-owned subsidiary of Glencore International AG. Omnicrom and Topley each own 50% of Stone Shipping Ltd, or Stone, that is a joint venture holding company. Stone owns 100% of Blizzard Navigation Inc., or Blizzard, that is the shipowning company of Omega Duke. Blizzard entered into a Memorandum of Agreement with the seller for the purchase of Omega Duke for a consideration of $45.0 million. Omega Duke was delivered to Blizzard on April 24, 2009. The purchase of the vessel was financed by the loan agreement with Lloyds bank discussed below and by equal equity contributions of the shareholders that amounted to $11.3 million, or $5.6 million each. Blizzard has entered into a five year charter agreement on a daily hire of $16,500 plus 100% of any trading income in excess. The joint venture is expected to declare a dividend on a quarterly basis, in amounts substantially equal to any available cash from operations after cash expenses and discretionary reserves and is expected to be distributed equally between Omnicrom and Topley.

Alpine Marina:

On May 9, 2008, we entered into a Memorandum of Agreement with an unrelated third party to acquire a newbuilding double hull Handymax (MR2) product tanker for a consideration of $55.5 million. The vessel is a sistership to the Omega Duke. As of December 31, 2009, we had paid an advance, representing 10% of the total purchase price, amounting to $5.5 million, from cash available from operations and the proceeds under a loan facility concluded in this respect with Lloyds TSB Bank PLC, as further discussed below.

On April 8, 2009, as supplemented on April 24, 2009, we entered into a settlement agreement with the seller to cancel the Memorandum of Agreement and the time charter agreement that was attached to the vessel and scheduled to commence upon delivery to us, of the vessel that we agreed to purchase on May 9, 2008. The effectiveness of the settlement agreement was subject to several financing arrangements that needed to be in place relating mainly to equity contributions from the joint venturers and the payment of the settlement fee.

On April 8, 2009, as supplemented on April 24, 2009, we entered, through Omnicrom, our wholly owned subsidiary, into a joint venture agreement with Topley, a wholly owned subsidiary of Glencore International AG. Omnicrom and Topley each own 50% of Onest Shipping Ltd, or Onest, which is a joint venture holding company. Onest owns 100% of Tornado Navigation Inc., or Tornado, which is the shipowning company of the vessel (Alpine Marina). This agreement was subject to several financing arrangements that were not in place as of December 31, 2009.

On June 2, 2010, we paid the amount of $3.0 million as settlement fee for the cancellation of the initial MOA agreement as well as the time charter. Also, Tornado has entered into an MOA to acquire the vessel for a consideration of $45.0 million. Tornado has also entered into a five year time charter agreement for the vessel with ST Shipping, a wholly owned subsidiary of Glencore International AG, on a daily hire of $14,000 plus 100% of any trading income in excess.

The Alpine Marina was delivered on July 8, 2010. The acquisition of the vessel was financed by debt financing, described below and 50/50 equity contributions of $7,275 each.

On April 24, 2009 Blizzard Navigation Inc., owner of the vessel Omega Duke, and Tornado that is the owner of Alpine Marina have entered into a senior secured loan facility with Lloyds bank. The facility was divided in two tranches. The first advance amounted to $33.7 million and it was used for the financing of the acquisition of Omega Duke. The second advance amounted to $28.5 million and it was used for the financing of the acquisition of Alpine Marina. In addition, for the financing of the  acquisition of Alpine Marina, Glencore provided a top up loan facility of $2.0 million and will be repaid from the available net cash flow of Tornado. Both facilities will bear interest at LIBOR plus margin. We will guarantee 50% of the obligations of the borrower under both facilities.

Under the joint venture agreement it is agreed to declare dividends on a quarterly basis, in amounts substantially equal to any available cash from operations after cash expenses and discretionary reserves and is expected to be distributed equally between Omnicrom and Topley provided that no dividends shall be paid unless and until the outstanding indebtedness of the loan provided by Glencore has been fully repaid.

Megacore newbuilding contracts

On June 15, 2007, we entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five newbuilding double hull Handysize (MR1) product tankers, each with a capacity of 37,000 dwt. The contractual purchase price of the five newbuildings was $44.2 million per vessel ($221.2 million in total).

On September 8, 2008 we entered into a joint venture agreement with Topley, which is a wholly-owned subsidiary of Glencore International AG. Based on the agreement, each party was expected to initially contribute five (5) newbuilding double hull Handysize product tanker vessels, with a capacity of 37,000 dwt, thus forming a fleet of 10 newbuilding vessels, with the aim of establishing a major participant in the ownership and operation of product tankers.

On June 11, 2009 we entered into five novation agreements with Hyundai Mipo shipyard and five shipowning companies wholly owned by Megacore Shipping Ltd, a joint venture company owned equally by the Company and Topley, in order to transfer all of the rights and obligations to the joint venture companies. Subsequently, we transferred the financing arrangements to the five joint venture companies but continued to guarantee the performance of their loans during the pre-delivery period. As a result the above five shipowning companies are included in the consolidated financial statements as of December 31, 2009. On December 10, 2009 we have entered into Addendum No. 1 of the shipbuilding contracts with Hyundai Mipo shipyard whereby out of the original 10 shipbuilding contracts for Handysize product tankers only 2 remained unchanged and 7 were converted to Panamax (LR1) product tankers with a capacity of 74,000dwt while one contract was suspended. The contract price was amended for the 7 LR1s and the delivery dates were extended. One of the vessels is scheduled for delivery in 2010, four of the vessels are scheduled for delivery in 2011 and two in 2012.

Each shareholder is expected to fully fund through Megacore all obligations under four shipbuilding contracts until the delivery of the respective vessels, while the predelivery obligations of one vessel will be funded 50/50 by each shareholder. The objective of the joint venturers is that, following delivery of the vessels the equity contribution of the Company and Topley is expected to be equal. After the delivery of each vessel the shipowning companies shall declare and pay quarterly dividends to the Company and Topley that are expected to be substantially equal to available cash from operations during the previous quarter after cash expenses and discretionary reserves. Dividends are expected to be equal for the two joint venture partners.

Two of the Megacore joint venture vessels, Megacore Honami and Megacore Hibiscus, were delivered on February 25, 2010 and May 6, 2010, respectively.

Credit Facilities

HSH Nordbank Syndicated Senior Secured Term Loan and Revolving Facility

We financed the acquisition of our fleet with advances under a term loan that we had in place prior to our initial public offering for an amount of $39.0 million.  Contemporaneously with the closing of our initial public offering, the net proceeds of which amounted to $186.7 million, we repaid our outstanding debt that amounted to $38.5 million, with advances under the term loan portion of a new, $295.0 million senior secured credit facility with HSH Nordbank and a syndicate of Banks, that we entered into upon the closing of our initial public offering in April 2006.  This facility consisted of (1) a term loan of $145.0 million that was used to refinance the previously obtained term loan facility of $38.5 million and (2) a revolving line of credit of $150.0 million.  Draw downs up to December 31, 2006 under the term loan facility and the revolving facility totaled $144.4 million and $97.1 million, respectively.  At December 31, 2006, the outstanding principal balance of the facility amounted to $238.9 million and the undrawn portion of the revolving credit facility amounted to $54.0 million.

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

Pursuant to the third supplement, the interest rate margin was reduced and the financial covenants of the loan were amended as follows: (a) the ratio of fleet market value to total debt was changed from 135% to 120%, (b) the calculation of leverage ratio was amended from Total Debt to Total Capitalization, to Total Net Debt to Total Net Capitalization. According to the amended agreement, the leverage ratio may be temporarily increased to between 65% and 70%, compared to a previous maximum of 65%, provided that it will thereafter be reduced to 65% within six months after the end of the quarter that it first exceeded 65%, (c) we should maintain a ratio of EBITDA to interest payable on a four trailing quarter basis of not less than 2:00 to 1:00 instead of 3:00 to 1:00, which was required by the original agreement.  The facility is scheduled to be repaid in one amount on April 12, 2011. As of December 31, 2009, as well as currently the outstanding balance of the term loan facility was $ 242.7 million.

Our credit facility with HSH contains a "Market Disruption Clause" requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the bank may unilaterally trigger. While we have reserved our rights regarding the ability of HSH to invoke such clause commencing January 30, 2009 we are paying the market disruption rate that is on average 0.23% higher than LIBOR and varies on each loan roll over based on the HSH actual funding cost. At this time we do not know when our lender will stop charging us the Market Disruption rate.

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

BTMU / NIBC Junior Secured Credit Facility

On March 27, 2008, we entered into a junior secured credit facility with BTMU and NIBC for the purpose of (i) partially prepaying the $295.0 million senior secured credit facility with HSH Nordbank described above, (ii) repaying the HSH bridge loan facility and (iii) for working capital purposes.  The amount of the junior secured credit facility was $42.5 million and was drawn down on March 28, 2008.  Based on the loan agreement, the facility has to be repaid in one amount on April 12, 2011. The junior secured credit facility bears interest at LIBOR plus margin.

The junior secured credit facility contains financial covenants calculated on a consolidated basis requiring us to maintain (i) minimum cash of $5.0 million, (ii) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00, (iii) a leverage ratio maximum of 70% based on Net Debt to Net Capitalization, (iv) a ratio of fair market value to combined senior secured credit facility, junior secured credit facility and swap exposure, in case of early termination, of 120%.

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

According to the cash sweep clause of the junior facility, in the event that at any time during the security period the fair market value of the secured vessels is less than 130% of the aggregate of the senior and junior credit facilities we shall prepay part of the facility. On November 20, 2009 an amount of $2.2 million was prepaid under the cash sweep clause of the junior facility and as a result the outstanding balance of the loan amounted to $40.3 million as of December 31, 2009. Also an amount of $2.0 million was prepaid under cash sweep clause on January 19, 2010 and the current outstanding balance is $38.3 million.

Bremer Landesbank Loan Facilities

On July 4, 2007, we entered into a secured loan facility with Bremer Landesbank Kreditanstalt Oldenburg Girozentrale, or Bremer, of up to $19.9 million to partially finance the first construction installment (representing the 10% of the total purchase price) made on July 5, 2007, amounting to $22.1 million of the five newbuilding vessels.

On August 24, 2007, we, through our two wholly-owned subsidiaries that were to become the owners of two of the five Handysize (MR1) product tankers currently under construction, entered into a secured loan facility with Bremer of up to $55.3 million for the purpose of (i) the partial repayment of the outstanding loan facility with Bremer discussed above and (ii) to partly finance the acquisition cost during the construction period of the two of the five product tankers described above.  The loan amount would be drawn in two tranches, one for each vessel under construction, which would be available in five advances to be drawn on the payment dates of the installments under the shipbuilding contracts and would bear interest at LIBOR plus margin.  The interest of the first two advances, which would be deferred until the third installment to the shipyard is due, was considered as a part of the loan and bear interest thereon until full repayment of the loan upon delivery of the vessels.

On August 31, 2007, we drew down the first advance of the pre-delivery facility for both vessels ($4.0 million per vessel) and used it for the repayment of the previous loan facility with Bremer, discussed above.  On December 13, 2007, we drew down the second advance of pre-delivery facility for both vessels ($4.0 million per vessel) to partially finance the second construction installment for the two vessels, made on December 13, 2007, amounting to $8.8 million (representing 10% of their total purchase price).  The draw down of the following advances would take place on the dates of the third, fourth and fifth installments falling due under the shipbuilding contracts signed on June 15, 2007 in partial payment of the construction installments under the contracts. The facility contained financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million and b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%. The facility was secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantee. Furthermore, we were permitted to pay dividends so long as an event of default had not occurred and would not occur upon the payment of such dividend.

On February, 2, 2009, we entered into a post-delivery term loan facility with Bremer of up to $66.3 million representing 75% of the vessels' price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purpose of repayment of the pre-delivery facility as well as financing the sixth installment to the shipyard. The loan wpuld be drawn at the vessels' delivery dates and would be repayable in 40 quarterly installments and a balloon installment equal to $14.7 million per vessel. Repayment would commence three months after delivery of the vessels. The loan would bear interest at LIBOR plus margin. We would pay commitment fees of 0.2% per annum on the post delivery loan remaining undrawn. The loan agreement would be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessels insurances, c) corporate guarantee, d) first priority assignment of each of the vessels' earnings account and retention accounts and e) manager's undertakings. Furthermore the loan agreement contains financial covenants calculated on a consolidated basis, that will require the Company to maintain: a) liquidity of not less than $5.0 million, b) a ratio of total net debt to total net capitalization of not more than 70%, c) a ratio of market value of the secured vessels to outstanding net debt of the secured vessels shall be in excess of 120%.

On June 29, 2009 we repaid the outstanding balance of $16.9 million, including an amount of $1.0 million relating to the interest deferred until that date. On June 25, 2009 we, through Lightning Navigation Inc and Rain Navigation Inc, have entered into a senior secured loan facility with Bremer for an amount up to $58.8 million to (i) repay the outstanding loan facility discussed above and (ii) to partially finance the acquisition of the two of the five newbuilding vessels that we have novated to the above Joint Venture companies. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus margin and a commitment fee of 0.2% per annum on the undrawn portion of the loan. The amount of interest is deferred until the payment of the third instalment to the yard is due and it cannot exceed $2.5 million.

According to the pre-delivery facility signed on June 25, 2009 we, through Lightning Navigation Inc and Rain Navigation Inc, will enter into a new loan agreement for the post delivery financing in accordance with the terms presented above but including any necessary amendments based on the addendum of the shipbuilding contracts.

As of December 31, 2009, the outstanding balance of the loan was $17.0 million.

Bank of Scotland Loan Facility

On September 7, 2007, we entered into a senior secured loan facility up to a maximum of $70.0 million with Bank of Scotland to partly finance the construction and acquisition cost of another two of the five Handysize (MR1) product tankers that we have agreed to construct and purchase.  This facility would be drawn down in two tranches, each in six advances.  We drew down the first advance on September 20, 2007 as a reimbursement for the first installment made in July, 2007 under the shipbuilding contracts in an amount equal to $4.0 million per vessel.  On December 13, 2007, we drew down the second advance for both vessels ($4.0 million per vessel) to partially finance the second construction installment amounting to $8.8 million (representing 10% of their total purchase price).  In respect of each tranche, the remaining advances would be drawn on the payment dates and in partial payment of the installments under the shipbuilding contracts and would cover up to the lesser of $35.0 million and the 75% of the fair market value of each vessel on delivery date.  Each tranche would be repaid in 40 equal quarterly installments commencing 3 months after the relevant vessel's delivery date plus a balloon payment of $14.7 million.  The senior secured credit facility would bear interest at LIBOR plus margin.

The facility contained financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%, c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00 and d) working capital of not less than $1.0 million. After the vessels have been delivered the ratio of fair market value of the secured vessels to outstanding debt should not be less than 125%. Prior to the newbuildings' delivery the facility was secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees and c) corporate guarantee. Upon delivery of the newbuildings the term loan facility would be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel's insurances, c) Corporate guarantee, d) first priority assignment of vessels' charter agreements and e) pledge over each of the vessels' earnings account and retention accounts. Furthermore, we were permitted to pay dividends so long as an event of default had not occurred and would not occur upon the payment of such dividend.

On June 29, 2009 we repaid the outstanding balance of $16.9 million, including an amount of $1.0 million relating to the interest deferred until that date. On June 29, 2009 we, through Fire Navigation Inc and Hurricane Navigation Inc, have entered into a loan agreement with Bank of Scotland for an amount of up to $70.0 million to (i) repay the outstanding loan facility discussed above and (ii) to partially finance the two of the five newbuilding vessels that we have novated to the above Joint Venture companies. On October 1, 2009 and on October 29, 2009 we paid the third and fourth instalments of Hull 2189 (Megacore Honami) and as a result we drew down the third and fourth instalments of the loan amounting $7.1 million each. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.3% per annum on the undrawn portion of the loan. The interest of the first two advances under each tranche will be deferred until the date the advance for the third instalment to the shipyard is drawn.

As of December 31, 2009 the outstanding balance of the loan was $31.2 million.

Megacore Honami was delivered to Fire Navigation Inc in February 2010. The total financing amounts to $28.2 million that consists of $22.9 million of senior loan facility and $5.3 million of top up loan facility. The loan was drawn down on vessels' delivery on February 25, 2010. The top up loan facility shall be repayable in 12 equal consecutive quarterly instalments. According to the amended terms the ratio of fair market value of the secured vessels to outstanding senior debt should not be less than to 125% or 115% in case that the top up loan is included.

On March 26, 2010 we, through Fire Navigation Inc and Hurricane Navigation Inc, have entered into a supplemental agreement to amend the loan agreement with Bank of Scotland dated June 29, 2009 to (i) increase the amount of the post-delivery financing for the acquisition of Megacore Honami to take into account the top up loan facility described above and (ii) to amend the pre-delivery and post-delivery financing to take into account the amendment of the shipbuilding contract to a double hull product tanker of 74,000 dwt with expected delivery in October 2010.

In respect to the double hull product tanker of 74,000 dwt with expected delivery in October 2010, the amount of the loan was amended in order to take into consideration the contract price of the amended shipbuilding contract as well as the increased amounts of the pre-delivery instalments. As a result the loan amount should not exceed the lesser of (i) $38.9 million and (ii) 75% of the fair market value of the vessel on delivery date. On March 5, 2010 and June 25, 2010 Hurricane Navigation Inc paid the third and fourth instalments of Hull 2288 and as a result we drew down the third and fourth instalment of the loan amounting $8.6 million each. The outstanding balance of the loan after these draw downs is $25.8 million.

On February 25, 2010 we, through Fire Navigation Inc and Hurricane Navigation Inc have entered into a fixed rate swap agreement with the Bank of Scotland to hedge its exposure to fluctuations in interest rate. The interest rate was fixed at 0.59% for one year and the notional amount is $16.6 million. The effective date of the agreement was March 9, 2010 and its expiration date March 9, 2011.

National Bank of Greece Facility

On November 20, 2007, for the financing of one of the newbuildings, we entered into a senior secured loan facility with the National Bank of Greece (NBG) for an amount of up to the lesser of $33.2 million or 75% of the fair market value of the vessel on its delivery date.  The loan would be available in six advances; the first of which was drawn down on November 21, 2007 as a reimbursement for the first installment on the vessel made in July, 2007 under the shipbuilding contract in an amount equal to $4.0 million.  On December 13, 2007, we drew down the second advance equal to $4.0 million, to partially finance the second construction installment for the newbuilding vessel, made on December 13, 2007, amounting to $4.4 million (representing 10% of its total purchase price).  The remaining advances would be drawn on the payment dates of the installments under the shipbuilding contract.  The loan would bear interest at LIBOR plus margin.  The loan would be repayable in 40 equal quarterly installments plus a balloon installment equal to $13.3 million.  Repayment would commence three months after delivery of the vessel.

The facility contained financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $0.5 million per fleet vessel b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%, c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00. After the vessel has been delivered the ratio of fair market value of the secured vessel to outstanding debt should not be less than 120%. The facility was secured, prior to the newbuildings' delivery by a) first priority assignment of all rights under the relevant shipbuilding contract signed on June 15, 2007 b) first priority assignment of all rights under the relative refund guarantee and c) corporate guarantee. Upon delivery of the newbuildings the term loan facility, would be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel's insurances, c) Corporate guarantee, d) first priority assignment of vessels' charter agreements and e) pledge over each of the vessels' earnings account and retention accounts and e) manager's undertaking. Furthermore, we would be permitted to pay dividends so long as an event of default had not occurred and would not occur upon the payment of such dividend.

On June 10, 2009 we, through Ice Navigation Inc, have entered into a loan agreement with NBG for an amount of up to $33.2 million to (i) repay the outstanding loan facility discussed above and (ii) to partially finance the one of the five newbuilding vessels that the Company has novated to the above Joint Venture company. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.2% per annum on the undrawn portion of the loan. The loan is repayable in 40 quarterly instalments ($0.5 million each), commencing three months after delivery of the vessel, plus a balloon instalment equal to $13.3 million. On June 29, 2009 we paid the total outstanding balance.

As of December 31, 2009 the outstanding balance of the loan was $8.0 million.

On January 27, 2010 we, through Ice Navigation Inc, have entered into a term sheet to amend the loan agreement with NBG dated June 10, 2009 to take into account the amendment of the shipbuilding contract to a double hull product tanker of 74,000 dwt with expected delivery date in January 2011. The purpose of the facility is to provide pre-delivery and post-delivery financing for the acquisition of a double hull product tanker of 74,000 dwt with expected delivery in January 2011. The total amount of the loan shall not exceed the lower of a) $36.3 million and b) 70% of the market value of the vessel on delivery. The facility shall be repaid by 40 equal, consecutive, quarterly instalments of $0.5 million each plus a balloon payment of $14.5 million. During the post delivery period the loan will be secured by the Company's corporate guarantee for the 50% of the outstanding debt and Glencore for the remaining 50% of the outstanding debt. All other terms of the loan agreement dated June 10, 2009 remain unchanged.

According to the shipbuilding contract and Megacore joint venture agreement, each of the joint venturer is 50/50 responsible for the financing of the acquisition of the vessel on delivery as well as the predelivery period. As of December 31, 2009 we include the outstanding balance of the debt in our consolidated financial statements because we have contributed 100% of the required capital and we have provided a corporate guarantee for the debt. On July 2, 2010 Ice Navigation Inc. paid the third instalment of Hull 2289 that was financed through debt financing amounting to $8.6 million and 50/50 equity contribution amounting to $1.1 million per joint venturer. On July 2, 2010 we received from Glencore an amount of $0.4 million representing 50% of the equity already contributed by us for the payment of the first and second instalment to the yard. The current balance of the debt is $16.6 and will be deconsolidated during the ensuing quarters.

Lloyds TSB Bank PLC

On May 9, 2008, we entered into an agreement to purchase two newbuilding Handymax (MR2) product tankers for $55.5 million each. Payment terms provided for a 10% advance payment and the balance of 90% at the respective deliveries.  On May 28, 2008, we entered into a pre-delivery loan facility with Lloyds TSB Bank PLC of up to $9.9 million to finance 90% of the advance payment to the seller that amounts to $11.1 million.  The facility was repayable by a bullet payment at the delivery date and would bear interest at a rate of LIBOR plus margin.  The loan would be secured by i) Memorandum of Agreement assignment, ii) shares charge and iii) Corporate Guarantee and contained financial covenants calculated on a consolidated basis that would require the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1, b) a ratio of total net debt to total net capitalization of not more than 0.70:1, c) working capital of not less than $1.0 million and d) liquidity of not less than (A) $0.5 million per vessel if the average remaining time charter coverage in respect of  both vessels was more than 1 year, (B) $0.75 million per vessel if the average remaining time charter coverage in respect of both Vessels was more than six months and less or equal to one year; and (C) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels was less or equal to six months, but in any event not less than $0.75 million per vessel. The amount of $4.95 million was fully repaid, on April 23, 2009. As of December 31, 2009 the outstanding balance of the loan is $4.95 million and related to the vessel that was under construction and was fully repaid on June 2, 2010.

On May 28, 2008, we also entered into a post-delivery credit facility to fund the balance of the acquisition cost of the same two vessels in an amount of the lesser of $83.25 million and 75% of the fair market value of the vessels on their delivery dates.  The loan facility was repayable in 40 equal quarterly installments plus a balloon installment of $18.3 million per vessel together with the final installment.  Repayment would commence three months after the delivery of the vessels.  Amounts under the facility would bear interest at LIBOR plus margin.  Also, the credit facility contained financial covenants that required the Company to maintain: i) a ratio of EBITDA to interest payable of not less than 2:1, ii) a ratio of total net debt to total net capitalization of not more than 0.70:1, iii) working capital of not less than $1.0 million and iv) liquidity of not less than (a) $0.5 million per vessel if the average remaining time charter coverage in respect of  both vessels was more than 1 year, (b) $0.75 million per vessel if the average remaining time charter coverage in respect of both Vessels was more than six months and less or equal to one year; and (c) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels was less or equal to six months, but in any event not less than $0.75 million per vessel. The loan was secured by a) first priority mortgage over each security vessel, b) first priority assignments of accounts, c) first priority general assignment in relation to security vessels' earnings, insurances and employment, and d) corporate guarantee.

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

On April 8, 2009 we have entered into two joint venture agreements. The joint venture agreement relating to Omega Duke was effective on April 24, 2009 and part of the pre-delivery loan facility, amounting to $4.95 million, was fully repaid on April 23, 2009. As of December 31, 2009 the joint venture agreement relating to the second vessel, Alpine Marina, that was delivered on July 8, 2010, was not effective and as a result the pre-delivery and post-delivery facilities, signed in May 2008, were still valid for this vessel. On June 2, 2010 the joint venture agreement became effective and as a result the above loan was no more effective.

On April 24, 2009 the joint venture shipowning companies, Blizzard and Tornado, have entered into a senior secured loan facility with Lloyds bank. The facility is divided in two tranches. The first tranche amounts to $33.8 million for the financing of the acquisition of Omega Duke and was drawn down on April 24, 2009. The second tranche amounted to $28.5 million for the financing of the acquisition of Alpine Marina. After the drawdown of the second tranche the notional amount of the Company's swap with Lloyds, amounting to $66.3 million as of December 31, 2009, was decreased by $28.5 million because it was novated to Tornado. The swap matures on May 12, 2011 and it has a fixed rate of $2.655%. Omega Duke and Alpine Marina are not consolidated in our financial statements but are or will be presented by using the equity method.

The facility bears interest at LIBOR plus margin. The facility is secured by (i) first priority mortgage, (ii) first priority assignment of insurances, (iii) first priority assignment of earnings of the vessel plus any time charter exceeding 12 months, (iv) first priority pledge over vessel earnings accounts, (v) first priority pledge over the shares of Stone, Topley and Omnicrom, (vi) Omnicrom's guarantee for 50% of the loan and Omega's guarantee for 100% of Omnicrom's obligations. The facility contains financial covenants calculated on Omega's and Glencore's consolidated financial statements. Also a ratio of market value of the secured vessel to outstanding net debt of the secured vessel shall be in excess of 125%. The bank has provided a waiver of the security value coverage up to and including the 2nd anniversary of the delivery date of each vessel.

Breach of financial covenants under secured credit facilities

The Company is in breach of certain financial covenants, primarily the security value maintenance (also known as loan to value). Although the lenders have not declared an Event of Default, this constitutes a potential event of default and could result in the lenders requiring immediate repayment of the loan. The security value maintenance ratio is calculated as the fair market value of the secured vessels under a loan facility divided by the outstanding amount of the junior and senior facilities of the secured vessels. Due to cross default provisions in the loan agreements, the Company has classified the affected debt as current.

Cash Flows

Our cash and cash equivalents decreased to $15.6 million in the year ended December 31, 2009 from $16.8 million in the year ended December 31, 2008.  Working capital is current assets minus current liabilities including the current portion of long-term debt. Our working capital deficit was $334.3 million as of December 31, 2009. The deficit is due to the reclassification of long term debt to current liabilities. We are currently in negotiations with the lenders to obtain waivers, extend the maturity of the loans and otherwise restructure the debt. The lenders have not demanded payment of the loans before their maturity. Management plans to settle the loan interest with cash generated from operations. Working capital was $3.6 million as of December 31, 2008.

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $19.6 million in 2009 versus $40.1 million in 2008. The decrease is primarily attributable to the decrease of revenues, the increase of operating expenses, the increase of drydocking expenses in 2009 and the payment of $3.0 million relating to the termination of a purchase agreement. In 2007 net cash provided by operating activities was $33.3 million and we operated an average of 7.4 vessels.

NET CASH USED IN INVESTING ACTIVITIES – was $18.9 million in 2009 relating mainly to advance payments to the yard for the acquisition of Megacore Honami.

Net cash used in investing activities was $12.8 million in 2008 relating to 10% advance payment for the acquisition of two (MR2) newbuilding vessels.

Net cash used in investing activities was $83.7 million in 2007 consisting of $120.3 million paid for the acquisition of Omega Emmanuel and Omega Theodore, $81.5 million received from the sale of our two drybulk product carriers and $44.9 million advance payment for the acquisition of the five newbuilding vessels four of which are currently under construction and one was delivered in February 2010.

NET CASH USED IN FINANCING ACTIVITIES – was $1.9 million in 2009 primarily consisting of $56.3 million of proceeds draw downs under our credit facilities, repayment of $48.8 million of our credit facilities, $7.8 million of cash dividend paid during the year, $1.0 million relating to the settlement of warrants and $0.6 million increase of restricted cash.

Net cash used in financing activities was $19.3 million in 2008 primarily consisting of $156.6 million of proceeds drawn under our credit facilities, repayment of $144.3 million of our credit facilities, $30.4 million of cash dividend paid during the year, $1.4 million paid as to financing fees and $0.2 million decrease of restricted cash.

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

F. Tabular disclosure of contractual obligations

At December 31, 2009 we had the following contractual obligations:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Debt (1)	344,096	344,096	-	-	-
Shipbuilding contracts (2)	163,956	83,232	80,724	-	-
Vessel acquisitions (3)	49,950	49,950	-	-	-
Operating leases (4)	651	189	462	-	-
Periodic Survey fees (5)	314	112	199	3	-
Total	558,967	477,579	81,385	3	-

(1) Refer to Item 18 for a complete description of our credit facilities.

(2) The amount presented above relates to the five shipbuilding contracts that were novated to Megacore JV and includes the installments payable for the vessels that we are responsible to finance during predelivery period. More specifically the amount above includes (i) 100% of the installments payable to the yard for three LR1s, (ii) 100% of the installments payable to the yard for Megacore Honami that was delivered in February 2010 and (iii) 50% of the installments payable to the yard for one LR1. The joint venture has entered into shipbuilding contracts to acquire two Handysize double hull product tankers, already delivered, and seven Panamax product tankers, that are currently under construction at Hyundai Mipo Dockyard.

(3) On May 9, 2008, we entered into a memorandum of agreement for the purchase of a newbuilding double hull Handymax (MR2) product tanker, Apline Marina, for a consideration of $55.5 million. On June 2, 2010 the agreement to purchase the vessel was cancelled. The vessel was delivered in July 2010. We acquired the vessel through Onest joint venture in which we have 50% participation for a consideration of $45.0 million.

(4) In October 2009, we entered into rental agreements to lease office spaces in Athens, Greece. The termination date is December 2012. The amount reflected in the table represents the Dollar equivalent of lease payments in Euros calculated assuming a $/Euro exchange rate of $1.43/Euro on December 31, 2009.

(5) We have entered into a five year fee agreement with American Bureau of Shipping as well as Lloyds Register for periodic surveys of our vessels.

(6) The above table does not include interest payments. Interest payments and obligations are discussed in Item 11 "Quantitative and Qualitative disclosures about market risk".

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

Name	Age	Position

Robert J. Flynn	57	Chairman and Class A Director
George Kassiotis	38	President, Chief Executive Officer and Class C Director
Charilaos Loukopoulos	41	Executive Vice President, Chief Operating Officer, General Counsel and Class C Director
Gregory McGrath	59	Chief Financial Officer
Nicolas Borkmann	48	Class B Director
Dr. Chiang Hai Ding	71	Class A Director
Kevin Harding	51	Class C Director
Shariq Azhar	55	Class A Director
Matthew W. McCleery	40	Class B Director
Huang Yuan Chiang	51	Class B Director
_____________________________

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors' term expires in 2010. Class B Directors' term expires in 2011.  Class C Directors' term expires in 2012.

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

Robert J. Flynn (Chairman and Class A Director) serves as our Chairman and as a Director.  Since 2000, Mr. Flynn has been the president of Mallory Jones Lynch Flynn & Assoc. Inc., or MJLF.  Mr. Flynn joined MJLF in 1979 and has been involved in all aspects of oil tanker chartering, sales and purchase, newbuilding contracting and special project related business.  Although we do not currently do business with MJLF, we may enter into transactions with MJLF or engage MJLF for brokerage services. From 1987 to 1999, Mr. Flynn served on the board of directors of Association of Shipbrokers and Agents, or ASBA, and from 1995 to 1997 was the president of ASBA.  Mr. Flynn worked also at Maritime Overseas Corporation from 1991 to 1992.  From 1974 to 1979, Mr. Flynn served as a commissioned officer with the U.S. Coast Guard.  He is a member of The American Bureau of Shipping, and serves as a Director of the Coast Guard Foundation.  Mr. Flynn holds a bachelor degree from the U.S. Coast Guard Academy.

George Kassiotis (President, Chief Executive Officer and Class C Director) founded Omega Navigation. Prior to founding Omega Navigation in 2005, Mr. Kassiotis served as the commercial director of Target Marine S.A. since 1996, and since 1999 he led, as a senior executive director, the development of Target's business and oversaw its growth and expansion. Mr. Kassiotis comes from a shipping family and has been involved in various sectors of the shipping industry, under the family business for 15 years. Mr. Kassiotis graduated from the Universite de Paris, Pantheon - Sorbonne, France in 1993, where he studied international business law, and holds a Masters degree in law from the University of London, England.

Charilaos Loukopoulos (Executive Vice President, Chief Operating Officer, General Counsel and Class C Director) has served as our Executive Vice President, Chief Operating Officer, General Counsel and Director since our inception in February 2005. Prior to joining our Company, since 1996, Mr. Loukopoulos was employed by Target Marine S.A. where he acted as a General Counsel and Insurance and Claims Director. In this capacity, Mr. Loukopoulos was responsible for the administrative and legal supervision of all of Target's departments, overseeing all the Target operations. Prior to that, after being admitted to the Athens Bar Association in 1993, Mr. Loukopoulos worked as an attorney in a shipping law firm based in Piraeus. He has lectured on shipping law and vessel sale & purchase contracts at the Institute of Chartered Shipbrokers' Greek branch. He graduated from the University of Thessaloniki, Greece in 1992, having studied law and holds a Masters degree in Shipping law from the University of Southampton, England.

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

Dr. Chiang Hai Ding (Class A Director) serves as a Director.  He worked in Neptune Orient Lines Ltd. as an economic advisor to the Chairman and the Chief Executive Officer from 1995 to 2002. He had also worked at Citibank from 1973 to 1978. Dr Chiang has had a varied career. He has been a university lecturer, an elected Member of Parliament, and a Singapore Ambassador, serving in Malaysia, Germany, The European Communities, The USSR and Egypt. He also worked as the executive director in two NGOs for the elderly and as an Independent Director in a few publicly-listed companies in Singapore.  Dr Chiang has a BA from the National University Singapore and a Ph.D. from the Australia National University. In 2001 he took a Graduate Diplomacy in Gerontology from Simon Fraser University in Vancouver, BC, Canada.  Dr. Chiang Hai Ding's son is a partner of the Singapore affiliate of Ernst & Young Global. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent auditors, and the Singapore affiliate of Ernst & Young Global are members of the Ernst & Young Global network.  Dr. Chiang Hai Ding has advised us that his son is not and will not be directly or indirectly involved in providing any services to us during his employment at the Singapore or any other affiliate of Ernst & Young Global for so long as Dr. Chiang Hai Ding remains our director.

Nicolas Borkmann (Class B Director) serves as a Director. Mr. Borkmann has been a senior broker at ACM Shipping Ltd., London, since 2000 where his responsibilities include competitive shipbrokering for tankers both in respect of chartering of all sizes, as well as in the S&P market for large ships, and the wet freight derivative broking activities of ACM.  Prior to joining ACM, Mr. Borkmann was a commercial director of Frachtcontor Junge & Co, Hamburg from 1996 to 1999, where he was responsible for shipbroking for tankers and commercial management and chartering of tankers and combination carriers.

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

B. Compensation

The aggregate annual compensation paid to our executive officers, Messrs. Kassiotis, Loukopoulos and McGrath, amounted to approximately $1.3 million for the year ended December 31, 2009. In March 2008, pursuant to the Company's Stock Incentive Plan, the officers were granted an aggregate of 53,357 restricted common shares that will become vested rateably over three years. In March 2008 the officers received bonus compensation, relating to 2007 performance, which amounted to $0.85 million and consisted of cash and immediately vested shares. The actual amount of cash paid was $0.2 million and the number of immediately vested shares issued was 42,059. In February, 2009, the Board of Directors approved the reward of the executive officers by means of a bonus and incentive stock compensation. The executive officers were awarded to receive an amount equal to $0.03 million in cash and 54,342 shares of immediately vested Class A common stock. Also the Board has approved an additional compensation of one month's salary to the executive officers that amounted to $0.1 million. In February 2009, pursuant to the Company's Stock Incentive Plan, the officers were granted an aggregate of 108,685 restricted common shares that will become vested rateably over three years.  Executive officers who also serve as directors do not receive additional compensation for their services as directors.

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

Non-employee directors receive annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, non-employee directors who serve as audit committee members and compensation committee members receive an additional annual fee of $7,500 and $2,500, respectively.  In lieu of any other compensation, Mr. Robert J. Flynn, the Chairman of our board of directors, receives annual compensation in the amount of $150,000. In July, 2007, pursuant to the Company's Stock Incentive Plan, the non-executive directors were granted an aggregate of 6,000 restricted common shares that vest after one year.  In July, 2008, pursuant to the Company's Stock Incentive Plan, the non-executive directors were granted an aggregate of 10,500 restricted common shares that vest after one year. In July, 2009, pursuant to the Company's Stock Incentive Plan, the non-executive directors were granted an aggregate of 21,000 restricted common shares that vest after one year.

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

D. Employees

As of December 31, 2009, we employed 198 employees, consisting of 14 shore-based personnel based in Athens, Greece, and 184 seagoing employees.  We have entered into employment agreements with Messrs George Kassiotis, Charilaos Loukopoulos and Greg McGrath. Our shore-based employees are not covered by industry-wide collective bargaining agreements that set basic standards of employment.

The following table presents the number of shore-based personnel and the number of seagoing personnel employed by our vessel owning subsidiaries during the periods indicated.

	2009	2008	2007	2006
Shore-based	14	13	9	9
Seagoing	184	156	178	163

Total	198	169	187	172

E. Share Ownership

The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7". Major Shareholders and Related Party Transactions" below.

Equity Incentive Plan

We have adopted an equity incentive plan, or the Plan, which entitles our officers, key employees and directors to receive options to acquire Class A common stock.  Under the Plan, a total of 1,500,000 shares of Class A common stock has been reserved for issuance.  The Plan is administered by our board of directors.  Under the terms of the Plan, our board of directors is able to grant new options exercisable at a price per share to be determined by our board of directors.  The exercise price of initially issued options are equal to the average daily closing price for our Class A common stock over the 20 trading days following the closing of our initial public offering.  Under the terms of the Plan, no options may be exercised until at least two years after the closing of our initial public offering in April 2006.  Any shares received on exercise of the options may not be able to be sold until three years after the closing of our initial public offering.  All options expire ten years from the date of grant.  The Plan expires ten years from the closing of our initial public offering.  On February 8, 2007, March 20, 2008 and February 4, 2009, we granted an aggregate of 54,138, 95,416 and 163,027 restricted shares, respectively, to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. On July 26, 2007, July 31, 2008 and July 23, 2009 we granted an aggregate of 6,000, 10,500 and 21,000 restricted shares to our non-executive directors. On March 20, 2008 and February 4, 2009 we granted an aggregate of 8,815 and 25,109 restricted shares to some employees. During 2008 3,650 restricted shares were forfeited.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of July 15, 2010, information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group.  All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class(1)

Class A Common Stock, par value $0.01	George Kassiotis(2)	3,249,532	20.46%

	MHR Fund management LLC(3)	1,358,100	8.55%

	All Directors and officers as a group(4)	3,370,890	21.22%
____________
(1)	Does not include unvested restricted shares granted pursuant to the Plan to our Chief Executive Officer, Chief Operating Officer Chief Financial Officer, non-executive directors and employees.
(2)	Our Chief Executive Officer, Mr. Kassiotis, beneficially owns 3,150,000 shares indirectly through ONE Holdings, Inc. Mr. Kassiotis is the sole shareholder of ONE Holdings, Inc.
(3)	Based on the SEC filings of the Shareholder dated as of February 13, 2009.
(4)	The number of shares owned and percent of class by all Directors and officers as a group are as of July 15, 2010.

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

B. Related party transactions

Registration Rights Agreement: We have entered into a registration rights agreement with One Holdings, which is wholly-owned by Mr. Kassiotis, pursuant to which it has the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our Class A common stock held by it. Under the registration rights agreement, One Holdings will have the right to request us to register the sale of Class A common stock held by it and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, One Holdings will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by us.  One Holdings owns 3,150,000 shares of Class A common stock that are entitled to these registration rights.

Stone Shipping Ltd: As of April 2009, we through our wholly-owned subsidiary Omnicrom Holdings Ltd., ("Omnicrom"), entered into a joint venture agreement with Topley Corporation, ("Topley"), which is a wholly-owned subsidiary of Glencore International AG ("Glencore"). Omnicrom and Topley each own 50% of Stone, that is a joint venture holding company. Stone owns 100% of Blizzard Navigation Inc., ("Blizzard"), that is the shipowning company of Omega Duke. We account for our 50% interest in Stone by using the equity method. We provide to Blizzard technical, operating and administrative services. No management fees were payable to us during 2009. The outstanding balance due from Stone as of December 31, 2009 is $56 thousand and relates to payments in advance by Blizzard to its technical manager netted off by an amount of $101 thousand that was paid on behalf of Blizzard as loan financing related expenses.

Onest Shipping Ltd.: As of April 2009, we entered through Omnicrom, into a joint venture agreement with Topley. Omnicrom and Topley each own 50% of Onest, a joint venture holding company, that owns 100% of Tornado Navigation Inc., ("Tornado"), a shipowning company that owns Alpine Marina. Onest was charged with administrative expenses, 50% of which were charged to us equal to $3 thousand. The outstanding balance due from Onest as of December 31, 2009 is $5 thousand.

Megacore Shipping Ltd.: On September 2008, we formed an equal partnership (50/50) joint venture company with Topley named Megacore. Companies owned by us and the ST Shipping Pte Limited have novated their respective original shipbuilding contracts entered into with Hyundai Mipo, consisting in total of 10 newbuilding 37,000 dwt product/chemical carriers (MR1s) (5 vessels each partner), to companies wholly owned by Megacore. On December 2009, this order was converted to two 37,000 dwt product/chemical tankers (MR1s) and seven 74,000 dwt. product/oil tankers (LR1s) while one MR1 vessel has been suspended and remains as an option for Megacore to exercise in the future. All nine vessels will be owned by companies fully owned by Megacore. In addition, we will provide the technical, operating and administrative services for the vessels. During 2009, Megacore incurred legal administrative expenses, 50% of which were charged to us, equal to $30 thousand. The outstanding balance due from Megacore as of December 31, 2009 is $29 thousand.

Charter party agreements for the vessels Omega Emmanuel and Omega Theodore, acquired within 2007, were arranged through a ship-brokerage firm, in which one of our non-executive director of the Board of Directors acts as a senior broker. The same ship-brokerage firm has arranged charter party arrangements for the vessels Omega Lady Miriam and Omega Lady Sarah in 2008 and Omega Queen, Omega Prince and Omega Princess in 2009. No commissions are paid by us to the ship brokerage firm.

Shoreline Mutual Bermuda Ltd.: Under the Oil Pollution Act 1990 (OPA '90) every ship entering U.S. waters has to provide evidence of its ability to pay for the consequences of an oil pollution. Following receipt of such evidence the US Coast Guard ("USCG") issues a Certificate of Financial Responsibility ("COFR"), which demonstrates the vessel's compliance with the provisions of the Act. Shoreline issues on behalf of its members financial guarantees to support the issuance of the COFRs for its members by the USCG. During 2007, 2008 and 2009 Shoreline Mutual Bermuda Ltd provided to us financial guarantees needed to support COFRs issued by USCG for Omega Lady Sarah,

Omega Lady Miriam and Omega Theodore. Our Chief Financial Officer is a non executive director of Shoreline. During 2009, 2008 and 2007 Shoreline's charges amounted to $66, $31 and $22 thousand, respectively for which we were reimbursed by the vessels' charterers, as per the respective charter party agreements. The outstanding balance due as of December 31, 2009 is $5 thousand.

Marine Money International: is a maritime finance transactional information and maritime company analysis provider, in which one of our non-executive director of the Board of Directors acts as president. Within 2009 and 2008 the Company paid an annual subscription of $2 thousand to Marine Money International.

Worldscale Association (London) Limited: is a non-profit making organisation providing information about rates of freight for tanker voyage charters. The organization is under the control of a management committee, the members of which are senior brokers from leading tanker broking firms in London. A non-executive director of the Company's Board of Directors acts as management committee member. Within 2009 and 2008 we paid an annual subscription of $5 thousand to Worldscale.

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

As a result of market conditions in the international shipping industry our board of directors did not declare any dividends for the 2nd, 3rd and 4th quarter 2009. We believe that this increased our available cash and enhanced our internal growth capabilities. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities, may limit our ability to pay dividends. The declaration and payment of dividends, if any, in future quarters will be at the sole discretion of our board of directors. Furthermore, our ability to pay dividends is subject to our satisfaction of the financial covenants contained in our credit agreements.  Under our credit facilities we are prohibited from paying dividends if (i) an event of default has occurred or will occur as a result of the payment of the dividend or (ii) the aggregate average fair market value of our vessels to total debt (as defined in our senior secured credit facility) is less than 125.0%.

ONE Holdings, an entity wholly-owned by our President and Chief Executive Officer, Mr. Georgios Kassiotis, owns 3,150,000 shares of Class A common stock as of December 31, 2009.

B. Significant changes

No significant changes occurred except for those mentioned in item 4.

ITEM 9 - THE OFFER AND LISTING

Shares of our Class A common stock commenced trading on the NASDAQ Global Market on April 7, 2006 under the symbol "ONAV".  Shares of our Class A common stock also trade on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

The high and low closing prices of shares of our Class A common stock on the NASDAQ Global Market since April 7, 2006 is as follows:

For the Period	Low	High
January 2010	$2.92	$3.42
February 2010	$2.80	$3.01
March 2010	$2.81	$3.08
April 2010	$2.83	$3.04
May 2010	$2.37	$3.04
June 2010	$1.95	$2.40

2009
First quarter 2009	$3.40	$8.10
Second quarter 2009	$3.63	$5.84
Third quarter 2009	$3.23	$4.25
Fourth quarter 2009	$2.73	$3.97
Year ended December 31, 2009	$2.73	$8.10

2008
First quarter 2008	$13.85	$16.96
Second quarter 2008	$15.50	$21.66
Third quarter 2008	$10.55	$16.28
Fourth quarter 2008	$4.95	$12.20
Year ended December 31, 2008	$4.95	$21.66

2007
Year ended December 31, 2007	$14.50	$24.22

2006
Year ended December 31, 2006	$13.15	$16.60

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

C. Material Contracts

As of December 31, 2009 we had debt obligations under our credit facilities. For a full description of our credit facilities, see Item 5B "Liquidity and Capital Resourses" above.  Other than as described above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

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

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States, which we refer to as U.S.-source shipping income. In the absence of exemption from tax under Section 883, the Company would have been effectively subject to a 4% tax on its gross U.S. source shipping income which would have amounted to approximately $0.4 million for the year ended December 31, 2009.

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

The U.S. Treasury Department has recognized the Marshall Islands, the Company's country of organization, and the country of incorporation of each of the Company's subsidiaries that earned shipping income during 2009, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfies the country of organization requirement.

For the 2009 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly-Traded Test.

Under the final regulations, the Company's Class A common stock was "primarily traded" on the NASDAQ Global Market during 2009.

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

Based on its shareholdings during its 2009 taxable year, the Company believes that it is not subject to the 5 Percent Override Rule for its 2009 taxable year.  Therefore, the Company anticipates that it satisfies the Publicly-Traded Test for its 2009 taxable year.

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

Based on its U.S.-source shipping income for 2009 and 2008, the Company would be subject to U.S. federal income tax of approximately $0.4 million and $0.4 million, respectively, under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

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

Dividends paid on our Class A common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be) (2) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market, on which our Class A common stock are listed), and (3) the U.S. Individual Holder has owned the Class A common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the Class A common stock become ex-dividend. There is no assurance that any dividends paid on our Class A common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.  Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

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

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our Class A common stock, as discussed below.  In addition, if we were to be treated as a passive foreign investment company for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder's common stock.

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

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of Class A common stock that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.omeganavigation.com.  In addition, documents referred to in this annual report may be inspected at our offices at 61 Vasilissis Sofias Ave., Athens 115 21 J3 00000, Greece.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $3.0 million based upon our $291.4 million weighted average debt level during 2009.

The table below provides information about our debt and derivative financial instruments and other financial instruments at December 31, 2009 that are sensitive to changes in interest rates.  See notes 9 and 10 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter
	(amounts in million USD)
Debt
Variable interest rate ($US) (1)	344.1	-	-	-	-	-
Average interest rate	0.70%	1.58%	-	-	-	-

Interest rate derivatives

a) Rate collar notional amount ($US) (2)	150.0	150.0	-	-	-	-
Average pay rate	5.10%	4.80%	-	-	-	-
Average receive rate	0.70%	1.58%	-	-	-	-

b) Fixed rate swaps ($US) (3)	42.5	42.5	-	-	-	-
Average pay rate	2.96%	2.96%	-	-	-	-
Average receive rate	0.70%	1.58%	-	-	-	-

c) Fixed rate swap ($US) (4)	45.3	32.6	-	-	-	-
Average pay rate	2.655%	2.655%	-	-	-	-
Average receive rate	0.70%	1.58%	-	-	-	-

(1) Refer to Item 18 for a complete description of our credit facilities

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

(4) On November 10, 2008 we entered into an interest rate swap agreement with Lloyds Bank in order to hedge our exposure to fluctuations in interest rate. The interest rate is fixed at 2.585% per annum and the notional amount at inception was $100.0 million diminishing down to $77.4 million. The annual notional amount presented on the above table is the average of each year. The effective date of the agreement is November 12, 2008 and its duration is until May 12, 2011. On April 23, 2009, we terminated the fixed rate swap agreement that we had entered into with Lloyds Bank on November 10, 2008. Concurrently we entered into (i) an interest rate swap with a notional amount of $66.3 million at a fixed rate of 2.655% per annum effective since February 12, 2009 and (ii) an interest rate swap with a notional amount of $33.8 million at a fixed rate of 2.655% per annum effective since April 24, 2009. The second swap was novated to Blizzard on April 24, 2009. The duration for both swaps is until May 12, 2011. After the drawdown of the second advance of the loan, relating to the acquisition of Alpine Marina, the notional amount of the Company's swap with Lloyds, amounting to $66.3 million as of December 31, 2009, was decreased by $28.5 million because it was novated to Tornado. The swap matures on May 12, 2011 and it has a fixed rate of $2.655%.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

We evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

(C)  Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(D)  Changes in Internal Controls

There were no changes in internal control over financial reporting during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

In accordance with the rules of the NASDAQ Global Market, the exchange on which our Class A common stock is listed, the Company has appointed an audit committee whose members as of 2009 are Messrs. McCleery, Azhar, Harding and Huang.  Mr. McCleery has been determined to be a financial expert and independent according to Securities and Exchange Commission rules by the Company's board of directors.

ITEM 16 B.  Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics is available on our website at www.omeganavigation.com.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.  Shareholders may direct their requests to Mr. Charilaos Loukopoulos at our offices at 61 Vasilissis Sofias Ave, Athens 115 21 J3 00000, Greece.

ITEM 16C.  Principal Accountant Fees and Related Services

Audit fees

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A have billed us for audit and other services as follows:

Stated in Euro

	2009	2008	2007
Audit fees	223,450	270,000	409,500
All other fees	-	1,180	1,180
Total	224,630	271,180	410,680

Audit fees for 2009 relate primarily to the audit of our consolidated financial statements. Audit fees for 2008 relate to the audits of our 2008 consolidated financial statements and internal control over financial reporting. Audit fees for 2007 relate to the audits of our 2007 consolidated financial statements and internal control over financial reporting and audit services provided in connection with SAS 100 reviews and registration statements. All other fees relate to access to Ernst & Young Online, a service of Ernst & Young that provides web based access to US GAAP and SEC related matters.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.  Exemption from the listing standards for Audit committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by Issuer and Affiliated purchases

None.

ITEM 16G.  Corporate Governance

We have certified to the NASDAQ Stock Exchange that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of the NASDAQ Stock Exchange's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with the NASDAQ Stock Exchange corporate governance practices and the establishment of an audit committee in accordance with NASDAQ Marketplace Rules 5605(c)(3) and 5605(c)(2)(A)(ii). The practices we follow in lieu of the NASDAQ Stock Exchange's corporate governance rules are as follows:

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the board of directors approves share issuances.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NASDAQ Stock Exchange pursuant to the NASDAQ Stock Exchange's corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 90 and 120 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we expect to be in compliance with all other NASDAQ Stock Exchange corporate governance standards applicable to U.S. domestic issuers.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of our independent registered public accounting firm, Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth below on pages F-1 through F-43 and are filed as a part of this annual report.

ITEM 19 -EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and restated by-laws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Vessel Management Agreement with the V. Ships (1)
4.2	Senior Secured Credit Facility Agreement (3)
4.3	Form of Registration Rights Agreement in favor of ONE Holdings (1)
4.4	Form of Stock Incentive Plan (1)
4.5	Form of Vessel Management Agreement with Eurasia (4)
4.6	Form of Bridge Loan Facility with HSH Nordbank (5)

Exhibit	Description
4.7	Form of Second Supplement to Senior Secured Credit Facility Agreement with HSH Nordbank (5)
4.8	Form of Third Supplement to Senior Secured Credit Facility Agreement with HSH Nordbank (5)
4.9	Form of Junior Secured Credit Facility with BTMU and NIBC (5)
4.10	Form of Credit Facility with Bremer, dated July 4, 2007 (5)
4.11	Form of Credit Facility with Bremer, dated August 24, 2007 (5)
4.12	Form of Credit Facility with Bank of Scotland (5)
4.13	Form of Credit Facility with National Bank of Greece (5)
4.14	Form of Pre-Delivery Credit Facility with Lloyds TSB Bank PLC (5)
4.15	Form of Post-Delivery Credit Facility with Lloyds TSB Bank PLC (5)
4.16	Stockholders Rights Agreement (6)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1 filed on March 17, 2006, File No. 333-132503 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed on April 4, 2006, File No. 000-51894 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's post effective amendment to its Registration Statement filed Form F-1 filed on April 7, 2006, File No. 333-132503 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 25, 2007 and incorporated by reference herein.
(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on June 11, 2008 and incorporated by reference herein.
(6)	Filed as an exhibit to the Company's Registration Statement on Form 8-A, filed on February 22, 2008, File No. 001-33976 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OMEGA NAVIGATION ENTERPRISES, INC

	By:	/s/ Gregory McGrath
Gregory McGrath
Chief Financial Officer

Dated: July 15, 2010

OMEGA NAVIGATION ENTERPRISES INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Omega Navigation Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Omega Navigation Enterprises Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Navigation Enterprises Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 3 to the consolidated financial statements, the Company has a working capital deficiency. In addition, the Company has not complied with certain covenants of loan agreements with banks. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
July 15, 2010

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2009 AND 2008 (Expressed in thousands of U.S. Dollars – except share and per share data)

	Notes	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$15,564	$16,811
Accounts receivable, trade		1,720	596
Inventories		614	602
Prepayments and other		1,419	506
Due from related parties		90	-
Restricted cash	2 and 9	5,807	123
Total current assets		25,214	18,638

FIXED ASSETS:
Vessels, net	7	423,762	442,485
Property and equipment, net		54	56
Advances for vessels under construction and acquisitions	5	70,620	57,672
Total fixed assets		494,436	500,213

OTHER NON-CURRENT ASSETS:
Investments in Joint Ventures	6	5,347	-
Deferred charges	8	2,110	1,154
Restricted cash	2 and 9	105	5,174
Intangible assets, net		221	8
Other non-current assets		-	109
Total other non-current assets		7,783	6,445

Total assets		$527,433	$525,296

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	9	$343,252	$138
Accounts payable		2,401	1,804
Accrued and other current liabilities		3,211	1,815
Deferred revenue	2(t)	594	1,368
Warrants	7	-	3,941
Derivative liability, current portion	10	9,909	5,839
Dividends payable		166	87
Total current liabilities		359,533	14,992

NON - CURRENT LIABILITIES:
Long - term debt, net of current portion	9	-	335,112
Derivative liability, net of current portion	10	-	8,409
Dividends payable		105	174
Other long - term liabilities		1	5
Total non-current liabilities		106	343,700

COMMITMENTS AND CONTINGENCIES:		-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorised, none issued		-	-
Common stock:
Class A shares, par value $0.01 per share 75,000,000 shares authorised; 16,030,079 shares issued and outstanding as at December 31, 2009, 12,183,019 shares issued and outstanding as at December 31, 2008		158	120
Class B shares, par value $0.01 per share, 25,000,000 shares authorised; 0 shares issued and outstanding as at December 31, 2009 and 3,140,000 shares issued and outstanding as at December 31, 2008		-	31
Additional paid in capital		201,618	198,402
Accumulated deficit		(33,982)	(31,949)
Total stockholders' equity		167,794	166,604

Total liabilities and stockholders' equity		$527,433	$525,296
The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Expressed in thousands of U.S. Dollars – except share and per share data)

	Notes	2009	2008	2007
CONTINUING OPERATIONS
Revenues
Voyage revenues		$64,456	77,713	69,890
Expenses
Voyage expenses	14	(1,535)	(1,032)	(930)
Vessel operating expenses	14	(17,260)	(15,486)	(13,121)
Depreciation and amortization		(19,173)	(18,868)	(17,557)
Management fees	1	(1,283)	(1,243)	(1,110)
Options' premium		-	-	(200)
General and administrative expenses (including $1,408, $1,355 and $457 of non cash compensation expense in 2009, 2008 and 2007 respectively)		(6,018)	(6,085)	(5,088)
Foreign currency gains / (losses)		(122)	44	(90)
Income from vessels operation		19,065	35,043	31,794

Loss on termination of purchase agreements	5	(3,000)	-	-
Loss from Joint Venture Companies	6	(278)	-	-
Operating Income		15,787	35,043	31,794

Other income / (expenses)
Interest and finance costs	15	(7,181)	(14,385)	(18,579)
Interest income		138	711	1,821
Change in fair value of warrants	7	1,127	3,156	1,071
Loss on derivative instruments	10	(4,149)	(13,586)	(1,221)
Total other income / (expenses), net		(10,065)	(24,104)	(16,908)

INCOME FROM CONTINUING OPERATIONS		5,722	10,939	14,886

DISCONTINUED OPERATIONS
Income / (loss) from discontinued operations of the dry-bulk carrier fleet		-	20	(155)
INCOME / (LOSS) FROM DISCONTINUED OPERATIONS		-	20	(155)

NET INCOME		$5,722	10,959	14,731

Earnings / (Loss) per common share, basic and diluted:	11

- From continuing operations
Earnings per Class A common share, basic		$0.27	0.71	0.98
Earnings per Class A common share, diluted		$0.27	0.69	0.95
Earnings per Class B common share, basic and diluted		$1.90	0.71	0.98
Weighted average number of Class A common shares, basic		14,825,002	12,057,717	12,010,000
Weighted average number of Class A common shares, diluted		15,185,237	12,610,219	12,488,976
Weighted average number of Class B common shares, basic and diluted		825,863	3,140,000	3,140,000

- From discontinued operations
Earnings / (loss) per Class A common share, basic and diluted		$-	-	(0.01)
Earnings / (loss) per Class B common share, basic and diluted		$-	-	(0.01)
Weighted average number of Class A common shares, basic		14,825,002	12,057,717	12,010,000
Weighted average number of Class A common shares, diluted		15,185,237	12,610,219	12,488,976
Weighted average number of Class B common shares, basic and diluted		825,863	3,140,000	3,140,000

- From continuing and discontinued operations
Earnings per Class A common share, basic		$0.27	0.71	0.97
Earnings per Class A common share, diluted		$0.27	0.69	0.94
Earnings per Class B common share, basic and diluted		$1.90	0.71	0.97
Weighted average number of Class A common shares, basic		14,825,002	12,057,717	12,010,000
Weighted average number of Class A common shares, diluted		15,185,237	12,610,219	12,488,976
Weighted average number of Class B common shares, basic and diluted		825,863	3,140,000	3,140,000

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in thousands of U.S. Dollars – except share and per share data)

		Class A		Class B
		Common Stock		Common Stock
	Comprehensive Income	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Retained Earnings/(Accumulated Deficit)	Total
Balance December 31, 2006		12,010,000	120	3,140,000	31	196,590	3,356	200,097

- Issuance of restricted shares	-	60,138	-	-	-	457	-	457
- Net income	14,731	-	-	-	-	-	14,731	14,731
- Dividends declared ($2 per share)	-	-	-	-	-	-	(30,411)	(30,411)
Comprehensive income	$14,731
Balance December 31, 2007		12,070,138	120	3,140,000	31	197,047	(12,324)	184,874

- Issuance of restricted shares, net of forfeitures	-	112,881	-	-	-	1,355	-	1,355
- Net income	10,959	-	-	-	-	-	10,959	10,959
- Dividends declared ($2 per share)	-	-	-	-	-	-	(30,584)	(30,584)
Comprehensive income	$10,959
Balance December 31, 2008		12,183,019	120	3,140,000	31	198,402	(31,949)	166,604

- Issuance of restricted shares, net of forfeitures	-	207,336	2	-	-	1,408	-	1,410
- Net income	5,722	-	-	-	-	-	5,722	5,722
- Conversion of Class B shares to Class A	-	3,140,000	31	(3,140,000)	(31)	-	-	-
- Issuance of shares, warrants settlement	-	499,724	5	-	-	1,808		1,813
- Dividends declared ($0.5 per share)	-	-	-	-	-	-	(7,755)	(7,755)
Comprehensive income	5,722
Balance December 31, 2009		16,030,079	158	-	-	201,618	(33,982)	167,794

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Expressed in thousands of U.S. Dollars)

	2009	2008	2007
Cash flows from operating activities:
Net income from continuing operations	$5,722	10,939	14,886
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	19,173	18,868	17,557
Amortization and write-off of loan fees	782	669	307
Stock based compensation	1,408	1,355	457
Change in fair value of derivative instruments	(4,339)	12,669	1,266
Options’ premium	-	-	200
Undistributed losses of Joint Venture companies	278	-	-
Change in fair value of warrants	(1,127)	(3,156)	(1,071)
(Increase) / Decrease in:
Accounts receivable, trade	(1,124)	(417)	(150)
Prepayments and other	(913)	342	(386)
Inventories	(12)	(101)	4
Due from related parties	(90)	-	-
Other non-current assets	109	(109)	-
Increase / (Decrease) in:
Accounts payable	597	935	(465)
Accrued and other current liabilities	1,396	(905)	1,849
Deferred revenue	(774)	(501)	(498)
Other long-term liabilities	(4)	5	-
Payments for dry docking costs	(1,521)	(538)	-
Net cash provided by continuing operating activities	19,561	40,055	33,956
Net cash provided by/ (used in) discontinued operating activities	-	-	(695)
Net cash provided by operating activities	19,561	40,055	33,261

Cash flows from investing activities:
Vessels acquisition and other vessels’ costs	(74)	(29)	(120,292)
Advances for vessels under construction and vessels acquisitions	(12,930)	(12,783)	(44,865)
Intangible assets	(225)	-	-
Property and equipment acquisition	(29)	(8)	(21)
Investments in Joint Ventures	(5,625)	-	-
Net cash used in investing activities-continuing operations	(18,883)	(12,820)	(165,178)
Net cash provided by investing activities-discontinued operations	-	-	81,468
Net cash used in investing activities	(18,883)	(12,820)	(83,710)

Cash flows from financing activities:
Capital contributions, net of related costs	2	-	-
Proceeds from bank credit facilities	56,322	156,574	156,760
Financing costs	(50)	(1,418)	(537)
Dividends paid	(7,745)	(30,434)	(30,300)
Principal payments of bank credit facilities	(48,839)	(144,240)	(33,320)
Warrants cash settlement	(1,000)	-	-
(Increase) / decrease in restricted cash	(615)	201	272
Net cash (used in) /provided by financing activities-continuing operations	(1,925)	(19,317)	92,875
Net cash used in financing activities-discontinued operations	-	-	(37,395)
Net cash (used in)/ provided by financing activities	(1,925)	(19,317)	55,480

Net (decrease)/ increase in cash and cash equivalents	(1,247)	7,918	5,031
Cash and cash equivalents at beginning of year	16,811	8,893	3,862
Cash and cash equivalents at end of year	$15,564	16,811	8,893
Supplemental cash flow information
Cash paid during the year for interest on bank loans	$5,567	13,719	17,199
Non-cash financing activities
Issuance of warrants for vessels’ acquisition	$-	-	8,168

The accompanying notes are an integral part of these consolidated financial statements

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.     Basis of presentation and general information:

The accompanying consolidated financial statements include the accounts of Omega Navigation Enterprises Inc. ("Omega"), its wholly-owned subsidiaries and VIEs for which the Company is the primary beneficiary (collectively, the "Company"). Investments in 50% joint ventures are accounted for under the equity method of accounting. Omega was incorporated on February 28, 2005 under the laws of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On March 2, 2005, the Company commenced operations and preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. In April 2006, the Company completed its initial public offering, the net proceeds of which amounted to $186,711. The Company's Class A shares are listed on the Nasdaq National Market and on the Singapore Exchange Securities Trading Limited.

The Company is currently engaged in the ocean transportation services of crude and refined petroleum products and is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at December 31, 2009
Company	Country of incorporation	Vessel-owned	Type of vessel	Acquisition Date

Galveston Navigation Inc.	Marshall Islands	Omega Lady Miriam	Product Tanker	August 2006
Beaumont Navigation Inc.	Marshall Islands	Omega Lady Sarah	Product Tanker	June 2006
Carrolton Navigation Inc.	Marshall Islands	Omega Prince	Product Tanker	June 2006
Decatur Navigation Inc.	Marshall Islands	Omega Princess	Product Tanker	July 2006
Elgin Navigation Inc.	Marshall Islands	Omega Queen	Product Tanker	May 2006
Fulton Navigation Inc.	Marshall Islands	Omega King	Product Tanker	June 2006
Orange Navigation Inc.	Marshall Islands	Omega Emmanuel	Product Tanker	March 2007
Baytown Navigation Inc.	Marshall Islands	Omega Theodore	Product Tanker	April 2007

Ship-owning companies with vessels under construction at December 31, 2009

Company	Country of incorporation	Vessel owned	Type of vessel	Expected Year of delivery

Lemannville Navigation Inc	Marshall Islands	Under construction	Product Tanker	2010

Ship-owning companies with vessels sold during the year 2007

Company	Country of incorporation	Vessel-owned	Type of vessel	Disposition Date

Abilene Navigation Inc.	Marshall Islands	EKAVI I	Bulk Carrier	January 2007
Hamilton Navigation Inc.	Marshall Islands	ELECTRA I	Bulk Carrier	January 2007

Other group companies
Company	Country of incorporation	Activity

Omega Management Inc.	Marshall Islands	Fleet commercial management
Omega Navigation (USA) LLC	USA	Company's representative in United States
Omnicrom Holdings Ltd	Marshall Islands	Holding Company
Turneville Navigation Inc	Marshall Islands
Tyler Navigation Inc	Marshall Islands
Pasedena Navigation Inc	Marshall Islands

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.     Basis of presentation and general information (continued):

Sunray Navigation Inc	Marshall Islands
Nederland Navigation Inc	Marshall Islands
Lakeview Navigation Inc	Marshall Islands

As further discussed in Note 5, the Company is the primary beneficiary and as a result consolidates the following companies:

Fire Navigation Inc	Marshall Islands	Company owned by 50%, through Megacore Joint Venture
Hurricane Navigation Inc	Marshall Islands	Company owned by 50%, through Megacore Joint Venture
Ice Navigation Inc	Marshall Islands	Company owned by 50%, through Megacore Joint Venture
Lightning Navigation Inc	Marshall Islands	Company owned by 50%, through Megacore Joint Venture
Rain Navigation Inc	Marshall Islands	Company owned by 50%, through Megacore Joint Venture

The day-to-day operations of the Company's 100% owned vessels are managed by two unrelated third party managers under separate management agreements with each vessel-owning subsidiary, effective upon each vessel's delivery, which agreements provide for an annual fixed management fee per vessel increased, where specified, by miscellaneous management expenses while the vessel operating expenses are charged as incurred, and, following either party's prior written notice, can be terminated within one to three months period from such notice.

During the years ended December 31, 2009, 2008, 2007, three charterers individually accounted for 10% or more of the Company's voyage and time charter revenues as follows:

Charterer	2009	2008	2007	Reportable segment (Note 17)
A	16%	25%	28%	Product tankers
B	74%	55%	50%	Product tankers
C	10%	20%	22%	Product tankers

2.     Significant accounting policies and recent accounting pronouncements:

a)
FASB Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 168 ("SFAS 168"), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" (codified as "ASC 105").  ASC 105 establishes the Accounting Standards Codification ("ASC") as the source of authoritative accounting literature recognized by the FASB to be applied by nongovernmental entities in addition to rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative generally accepted accounting principles ("GAAP") for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.  ASC 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of the financial statements.  Following this statement, the FASB will issue new standards in the form of Accounting Standards Updates ("ASU").

In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, "Topic 105 –Generally Accepted Accounting Principles" ("ASU 2009-1") which includes SFAS 168 in its entirety as a transition to the ASC.  ASU 2009-1 was effective on a prospective basis for interim and annual periods ended after September 15, 2009.

The Codification was effective for the Company for the interim reporting period ended September 30, 2009. As a result of the adoption of this pronouncement, the Company's consolidated financial statements reference the Codification as the sole source of authoritative literature. Accordingly, all accounting references have been updated and SFAS references have been replaced with ASC references as if the SFAS has been adopted into the Codification.  The Codification did not change or alter existing GAAP and; therefore, it did not have an impact of the Company's financial position, results of operations and cash flows.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

b)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Omega Navigation Enterprises Inc. and those entities in which it has a controlling financial interest referred to in Note 1 above (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Omega Navigation Enterprises Inc. determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810-10, "Consolidation," a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The Holding Company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities ("VIE") are entities as defined under ASC 810, "Consolidation" that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

According to ASC 810 "Consolidation", effective for annual periods beginning after November 15, 2009, there are two criteria to determine the primary beneficiary a) The power to direct the activities that most significantly impact the entity's economic performance, and b) the obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIE. Both criteria should be met in order for an entity to be the primary beneficiary of a VIE. Entities that have identified VIE in the past should re-evaluate their relationships with those entities using the above two criteria.

As discussed in Note 5(a), in September 2008, the Company entered into a joint venture agreement, in which the Company will have variable interests; however, the Company has, and will continue to consolidate, five ship-owning companies contributed to the joint venture since each venture investor is solely responsible for the financing and any variability of the future cash flows during the pre-delivery period of its new building.

As of December 31, 2009, there were no other entities for the periods presented that were required to be included in the accompanying consolidated financial statements.

c)
Equity Method Investments: Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.  Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition, and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital. As discussed in Note 6, in April 2009, the Company entered into a joint venture agreement for the purchase of a double hull handymax product tanker "Omega Duke". The Company records its ownership interest in "Investments in Joint Ventures" in the consolidated balance sheets. Earnings or losses from equity method investments are recorded in "Loss from Joint Venture Companies" in the accompanying consolidated statements of income.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

d)
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

e)
Comprehensive Income: The Company follows the provisions of ASC 220 "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

f)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in Foreign currency gains / (losses) in the accompanying consolidated statements of income.

g)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)
Restricted Cash: Restricted cash includes minimum liquid funds and deposits in so-called "retention accounts" that can only be used for the purposes of loan repayment as required under the Company's borrowing arrangements, as well as deposits of dividends declared to unvested restricted shares. The restricted cash balance related to minimum liquid funds, as defined in the loan agreements, has been classified as current as of December 31, 2009 since its related debt has also been classified as current, as discussed in Note 9.

i)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

j)	Inventories: Inventories consist of lubricants which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

k)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2009 and 2008.

l)
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

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with ASC 360''Property, Plant and Equipment'', when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

m)
Property and Equipment, net: Property and equipment consists of office furniture and equipment and computer hardware. The useful life of the office furniture and equipment and computer hardware is 5 or 3 years. Depreciation is calculated on a straight-line basis, and amounted to $31, $35 and $30 in 2009, 2008 and 2007, respectively.

n)
Intangible assets: Intangible assets consist of computer software and leasehold improvements. The useful life of the computer software is 3 years, and the amortization commences when software is ready for its intended use. Leasehold improvements are depreciated over the remaining contractual term of the lease. Amortization is calculated on a straight-line basis, and amounted to $12, $11 and $30 in 2009, 2008 and 2007, respectively.

o)
Reporting Discontinued Operations: The current and prior year periods results of operations and cash flows of assets classified as held for sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal, and that the Company will not have continuing involvement in the operation of these assets after their disposal.

p)
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

q)
Impairment of Long-Lived Assets: The Company applies ASC 360 "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts (primarily for vessels and related drydocking and special survey costs) and periods over which long lived assets are depreciated to determine if events have occurred which would require modification of their carrying values or useful lives. In evaluating useful lives and carrying values of long lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases and overall market conditions. The amount of undiscounted operating cash flows estimated in 2008 for 2009 was not materially different from the actual amount of 2009.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

The current economic and market conditions, including the significant disruptions in the global credit markets are having broad effects on participants in a wide variety of industries. Since 2008 the product tanker vessel values have declined both as a result of a slowdown in the availability of global credit and the decrease in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted future net operating cash flows for each vessel and compares it to the vessel's carrying value. The future net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 years average historical one year time charter rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. In the Company's exercise the fleet utilization is assumed to be 99% for the first 15 years of the life of the vessel and 98% thereafter. Additional off hire is assumed for the periods each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys). The undiscounted future cash flows are based on the conditions that existed at the balance sheet date and are not affected by subsequent decisions.

No impairment loss was identified or recorded for 2009, 2008 or 2007 and the Company has not identified any other facts or circumstances that would require the write down of vessel values. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

r)
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

s)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable and derivative contracts (interest rate swaps). The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

t)
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

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

u)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

v)
Earnings/ (Loss) Per Common Share: Basic earnings/ (loss) per common share is computed by dividing income/ (loss) available to common stockholders by the weighted average number of common shares deemed outstanding during the period. Diluted earnings/ (loss) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As further discussed in Note 13, the Company, on March 11, 2006, amended and restated its articles of incorporation and authorized the issuance of preferred stock, as well as common stock with different participation rights in dividends. Accordingly, the Company follows the two-class presentation for purposes of both basic and diluted earnings/ (loss) per share calculations. Following the payment of the dividend with respect to the fourth quarter 2008, all issued and outstanding subordinated Class B shares were converted into Class A common shares on a one-for-one basis. The Class A shares were issued on April 7, 2009. For the year ended December 31, 2009, 2008 and 2007, diluted earnings/ (loss) per share reflect the potential dilution from the restricted stock granted by the Company under its equity incentive plan (Note 13). Also for the years ended December 31, 2008 and 2007, diluted earnings/(loss) per share reflect the potential dilution from the warrants issued by the Company in order to partially finance vessels' acquisition (Note 7).

w)
Pension and Retirement Benefit Obligation: Administrative personnel employed by Omega Management are covered by Greek state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits, and accordingly the Company has no such obligation. Employer's contributions for the year ended December 31, 2009, 2008 and 2007 amounted to $179, $161 and $136, respectively. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company's liability on an actuarially determined basis at December 31, 2009 and 2008 amounted to $34 and $ 33, respectively.

x)
Share Based Payments: According to ASC 718 "Compensation-Stock Compensation", a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. A public company will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

y)
Financial Instruments with Characteristics of Both Liabilities and Equity: ASC 480 "Distinguishing liabilities from equity" establishes standards for the accounting for certain financial instruments with characteristics of both liabilities and equity. Certain obligations to issue a variable number of shares are financial instruments that embody unconditional obligations, or financial instruments other than outstanding shares that embody conditional obligation, that the issuers must or may settle by issuing variable number of equity shares. These obligations also must be classified as liabilities if, at inception, the monetary values of the obligations are based solely or predominantly on any one of the following: 1) a fixed monetary amount known at inception, 2) variations in something other than the fair value of the issuer's equity shares, or 3) variations inversely related to changes in the fair value of the issuer's equity shares. Freestanding financial instruments indexed to or potentially settled in the issuer's shares for which equity classification is precluded by ASC 480 initially and subsequently should be measured at fair value. Subsequently changes in fair value are recognized in earnings.

z)
Derivative Instruments: ASC 815 "Derivatives and Hedging" requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820 "Fair Value Measurements and Disclosures", which is more fully discussed in Note 10 of the consolidated financial statements. The changes in fair value of the derivative contracts are recognized in earnings unless specific hedging criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair value are reported in current period earnings.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

Effective January 1, 2009, the Company adopted the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, "Derivatives and Hedging". ASC 815 intents to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

aa)
Fair Value Measurements: The Company adopted as of January 1, 2008 ASC 820 "Fair Value Measurements and Disclosures," which defines and provides guidance as to the measurement of fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008, and its adoption did not have a material impact on the Company's financial position or results of operations.

ASC 825 "Financial Instruments," permits companies to report certain financial assets and financial liabilities at fair value.  ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported as such; therefore, the adoption of the statement had no impact on the Company's financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement. The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement was effective for fiscal years beginning after November 15, 2008 and its adoption did not have a material impact on the Company's financial position or results of operations.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

Effective January 1, 2009, the Company adopted ASC 820-10-65, "Fair Value Measurements and Disclosures" that provides additional guidelines for estimating fair value in accordance with fair value accounting. The adoption of this statement did not have a material impact on the Company's consolidated financial position, cash flows or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value. The adoption of this statement did not have a material impact on the Company's consolidated results of operations or financial condition.

bb)
Segmental Reporting: ASC 280 ''Segment Reporting'' requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the Panamax product tankers segment, the Handymax product tankers segment and Dry bulk carriers segment.  The Company, during 2007 disposed of its dry bulk carriers segment.

cc)
Leases: The lease agreement relating to the office space is considered to be operating lease.  In case the rentals vary from a straight line basis, the income/expense is recognized on a straight-line basis.

dd)	Recent Accounting Pronouncements:

ASU 2009-16: In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The provisions of ASU 2009-16 are not expected to have a material impact on the Company's consolidated financial statements

ASU 2009-17: In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009, and for interim periods within that first period. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

ASU 2010-01: In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. ASU 2010-01 is effective for interim or annual periods ending on or after December 15, 2009 and is adopted retrospectively. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

ASU 2010-02: In January 2010, the FASB issued ASU 2010-02, Consolidations (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification. This update provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify the scope of the decrease in ownership provisions of the Subtopic and related guidance. The amendments in this update are effective in the period that an entity adopts ASC 810-10 and if an entity has previously adopted ASC 810-10 as of the date the amendments of the update are included in the Codification, the amendments are effective in the first interim or annual reporting period ending on or after December 15, 2009.   The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The provisions of ASU 2010-06 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2010-09:  In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have a material impact on the Company's consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

2.     Significant accounting policies and recent accounting pronouncements (continued):

ASU 2010-11: In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not been engaged in any such contracts and thus, the impact to the Company cannot be determined.

ASU 2010-13: In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The provisions of ASU 2010-13 are not expected to have a material impact on the Company's consolidated financial statements.

Reclassification of prior year balances

Certain minor reclassifications have been made to the 2008 consolidated financial statements to conform to the current year presentation. Software balance of $8 previously classified under "Property and equipment, net" was reclassified to "Intangible assets, net".

3.     Going concern:

As of December 31, 2009, the Company was in breach of certain financial loan covenants, related primarily to the security value maintenance (also known as loan-to-value ratio).  Although the lenders have not declared an Event of Default, this constitutes a potential event of default and could result in the lenders requiring immediate repayment of the loan. As further discussed in Note 9 below, due to cross default provisions in the loan agreements, the Company has classified the affected debt as current. As a result, as of December 31, 2009, the Company has a working capital deficiency.

The Company is currently in negotiations with the lenders to restructure the debt. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations. The working capital deficit may affect the Company's ability to finance the acquisition of the new-buildings that are currently under construction. The Company is currently exploring various alternatives including capital raising in order to improve its liquidity, meet short term commitments and manage its overall capital exposure.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

3.     Going concern (continued):

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of the recorded asset amounts, the amounts and classification of liabilities or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of the debt discussed in Note 9.

4.     Transactions with related parties:

(a)
Stone Shipping Ltd ("Stone"): As of April 2009, the Company through its wholly-owned subsidiary Omnicrom Holdings Ltd., ("Omnicrom"), entered into a joint venture agreement with Topley Corporation, ("Topley"), which is a wholly-owned subsidiary of Glencore International AG ("Glencore"). Omnicrom and Topley each own 50% of Stone, that is a joint venture holding company. Stone owns 100% of Blizzard Navigation Inc., ("Blizzard"), that is the shipowning company of the vessel Omega Duke. The Company account for its 50% interest in Stone by using the equity method of accounting (Note 2(b)). The Company provides Blizzard with technical, operating and administrative services. No management fees were payable to the Company during 2009. The outstanding balance due from Stone as of December 31, 2009 is $56, and relates to payments in advance by Blizzard to its technical manager netted off by an amount of $101 that was paid on behalf of Blizzard as loan financing related expenses.

(b)
Onest Shipping Ltd. ("Onest"): As of April 2009, the Company entered through Omnicrom, into a joint venture agreement with Topley. Omnicrom and Topley each own 50% of Onest, a joint venture holding company, that owns 100% of Tornado Navigation Inc., ("Tornado"), a shipowning company that  owns Alpine Marina, a handymax double hull product tanker delivered in July 2010. The joint venture agreement was subject to several settlement, novation and financing arrangements that were fulfilled subsequent to December 31, 2009 (Note 18(i)). Onest was charged with administrative expenses, 50% of which were charged to the Company equal to $3. The outstanding balance due from Onest as of December 31, 2009 is $5.

(c)
Megacore Shipping Ltd. ("Megacore"): On September 2008, the Company formed an equal partnership (50/50) joint venture company with Topley named Megacore. Companies owned by Omega and  ST Shipping have novated their respective original shipbuilding contracts entered into with Hyundai Mipo, consisting in total of 10 newbuilding 37,000 dwt product/chemical carriers (MR1s) (5 vessels each partner), to companies wholly owned by Megacore. On December 2009, this order was converted to two 37,000 dwt product/chemical tankers (MR1s) and seven 74,000 dwt. product/oil tankers (LR1s) while the contract of one MR1 vessel has been suspended and remains as an option for Megacore to exercise in the future. All nine vessels will be owned by companies fully owned by Megacore. In addition, Omega will provide the technical, operating and administrative services for the vessels. During 2009, Megacore incurred legal administrative expenses, 50% of which were charged to the Company, equal to $30. The outstanding balance due from Megacore as of December 31, 2009 is $29.

(d)
Charter party agreements for the vessels Omega Emmanuel and Omega Theodore acquired within 2007 (Note 7) were arranged through a ship-brokerage firm in which a non-executive director of the Company's Board of Directors acts as a senior broker. The same ship-brokerage firm has arranged charter party arrangements for the vessels Omega Lady Miriam and Omega Lady Sarah in 2008 and Omega Queen, Omega Prince and Omega Princess in 2009. No commissions are paid by the Company to the ship brokerage firm.

(e)
Shoreline Mutual Bermuda Ltd. ("Shoreline"): Under the Oil Pollution Act 1990 (OPA '90) every ship entering U.S. waters has to provide evidence of its ability to pay for the consequences of an oil pollution. Following receipt of such evidence, the US Coast Guard ("USCG") issues a Certificate of Financial Responsibility ("COFR"), which demonstrates the vessel's compliance with the provisions of the Act. Shoreline issues on behalf of its members financial guarantees to support the issuance of the COFRs for its members by the USCG. During 2007, 2008 and 2009, Shoreline provided to the Company financial guarantees needed to support COFRs issued by USCG for Omega Lady Sarah, Omega Lady Miriam and Omega Theodore. The Company's Chief Financial Officer is a non executive director of Shoreline. During 2009, 2008 and 2007, Shoreline's charges amounted to $66, $31 and $22, respectively for which the Company was reimbursed by the vessels' charterers, as per the respective charter party agreements. The outstanding balance due as of December 31, 2009 is $5.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

4.	Transactions with related parties (continued):

(f)
Marine Money International is a maritime finance transactional information and maritime company analysis provider, in which a non-executive director of the Company's Board of Directors acts as president. Within 2009 and 2008, the Company paid an annual subscription of $2 to Marine Money International.

(g)
Worldscale Association (London) Limited "Worldscale" is a non-profit making organisation providing information about rates of freight for tanker voyage charters. The organization is under the control of a management committee, the members of which are senior brokers from leading tanker broking firms in London. A non-executive director of the Company's Board of Directors acts as management committee member. Within 2009 and 2008, the Company paid an annual subscription of $5 to Worldscale.

5.     Advances for vessels' under construction and acquisition:

The amount in the accompanying consolidated balance sheets as of December 31, 2009 and 2008 is analyzed below:

	2009	2008
- Advances for vessels acquisition	5,550	11,100
- Pre-delivery instalments	61,929	44,235
- Capitalized interest and other related costs	3,141	2,337
	70,620	57,672

        (a) Advances for vessels under construction:

On June 15, 2007, the Company entered into five shipbuilding contracts for the acquisition of five new building double hull handysize product tankers, with a capacity of 37,000 dwt each, four of which were scheduled for delivery in 2010 and the fifth within the first quarter of 2011. The contractual purchase price was $44,235 per vessel ($221,175 in total) payable in six instalments, each of the first two (2) instalments being equal to 10% of the vessels' purchase price and each of the next four (4) instalments being equal to 20% of the vessels' purchase price. Until December 31, 2009, the Company has paid $61,929 and has incurred $3,141 of additional costs. On September 1, 2008, the Company concluded an agreement to charter one of the above five newbuilding product tankers for three years, with charterer's option to extend for two years, commencing on delivery of the vessel from the shipyard. As further discussed in Note 18(d) the vessel Megacore Honami, was delivered to Megacore on February 25, 2010.

On September 8, 2008, the Company has entered into a joint venture agreement that was further amended in May 29, 2009 and June 30, 2010 with Topley, which is a wholly-owned subsidiary of Glencore. Based on the agreement, each party would initially contribute five (5) newbuilding double hull handysize product tanker vessels thus forming a fleet of 10 newbuilding vessels, with the aim of establishing a major participant in the ownership and operation of product tankers. Megacore is the resulting joint venture holding company, and is the sole owner of the following 10 shipowning companies:

1) Fire Navigation Inc.	6) Storm Navigation Inc.
2) Hurricane Navigation Inc.	7) Thunder Navigation Inc.
3) Ice Navigation Inc.	8) Twister Navigation Inc.
4) Lightning Navigation Inc.	9) Typhoon Navigation Inc.
5) Rain Navigation Inc.	10) Wind Navigation Inc.

On June 11, 2009, the Company has entered into five novation agreements with Hyundai Mipo shipyard and five shipowning companies wholly owned by Megacore (Fire Navigation Inc., Hurricane Navigation Inc., Ice Navigation Inc., Lightning Navigation Inc. and Rain Navigation Inc.) in order to transfer all of the rights and obligations to the Joint Venture companies. Subsequently, as described in Note 9, the Company transferred its financing arrangements to the five Joint Venture companies, but continued to guarantee the performance of their loans during the predelivery period.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

5.     Advances for vessels' under construction and acquisition (continued):

On December 10, 2009, Hurricane Navigation Inc., Ice Navigation Inc., Lightning Navigation Inc. and Rain Navigation Inc. have entered into Addendum No. 1 of the shipbuilding contract with Hyundai Mipo shipyard to amend the type of the vessels to be built from double hull handysize product tankers with a capacity of 37,000 dwt each to double hull panamax product tankers (LR1s) with a capacity of 74,000 dwt each. The contract price was increased from $44,235 per vessel to $51,900 per vessel. The delivery dates were extended, and one of the vessels is scheduled for delivery in 2010, two of the vessels are scheduled for delivery in 2011 and the remaining one in 2012. Refund guarantees and performance guarantees were replaced. For the shipbuilding contract between Ice Navigation Inc. and Hyundai Mipo, ST Shipping and Transport Pte Ltd ("ST Shipping") a wholly owned subsidiary of Glencore, has provided a performance guarantee of 50% of the contract price in case of payment default by the Omega under the performance guarantee, ST Shipping will guarantee 100% of the buyer's obligation.

Glencore has novated the shipbuilding contracts to Storm Navigation Inc., Thunder Navigation Inc., Twister Navigation Inc., Typhoon Navigation Inc. and Wind Navigation Inc. On December 10, 2009, Thunder Navigation Inc., Twister Navigation Inc., Typhoon Navigation Inc. and Wind Navigation Inc. have entered into Addendum No. 1 of the shipbuilding contract with Hyundai Mipo shipyard to amend the type of three of the vessels from double hull handysize product tankers with a capacity of 37,000 dwt each to double hull panamax product oil tankers (LR1s) with a capacity of 74,000 dwt each while one vessel has been suspended and remains as an option for Megacore to exercise in the future. For two vessels the contract price was increased from $44,850 per vessel to $51,900 per vessel and for one vessel was increased from $44,850 to $53,900.

After the signing of the addendums of the shipbuilding contracts, the Megacore joint venture will take delivery of two double hull handysize product tankers (MR1s) with a capacity of 37,000 dwt each and seven double hull panamax product oil tankers (LR1s) with a capacity of 74,000 dwt each.

Each joint venturer will fully fund through Megacore all obligations under four shipbuilding contracts  until the delivery of the respective vessels while the predelivery obligations of one vessel will be funded by each shareholder on an equal basis. The objective of the joint venturers is that, following delivery of the vessels, the equity contribution of the Company and Topley will be equal. During the predelivery period of each vessel, only the cost of supervision of the vessels as well as the running expenses of Megacore will be split equally between the two joint venturers. After the delivery of each vessel, the shipowning companies shall declare and pay quarterly dividends to the Company and Topley that will be equal to available cash from operations during the previous quarter after cash expenses and discretionary reserves. Dividends will be equal for the two joint venturers.

As of December 31, 2009, the Company was the primary beneficiary of the Fire Navigation Inc., Hurricane Navigation Inc., Lightning Navigation Inc. and Rain Navigation Inc., because based on Megacore Joint Venture agreement, Omega is solely responsible for ensuring that the relevant obligations under the shipbuilding contracts and any financing in respect of these companies will be met. The Company was also considered the primary beneficiary of Ice Navigation Inc. because although based on the addendum to the shipbuilding contracts, the Company and Topley are share equal responsibility for ensuring that the relevant obligations under the shipbuilding contract are met, the Company is responsible for ensuring that the obligations under the predelivery financing are met.  As a result, the above five shipowning companies are included in the consolidated financial statements.

(b) Advances for vessels acquisition

On May 9, 2008, the Company entered into Memoranda of Agreement with an unrelated third party to acquire two newbuilding double hull handymax product tankers for a consideration of $55,500 per vessel ($ 111,000 in total). As at December 31, 2008, the Company had paid an advance, representing 10% of the total purchase price, amounting to $11,100, from cash available from operations and the proceeds under a loan facility concluded in this respect with Lloyds TSB Bank PLC, as further discussed in Note 9. Concurrently with the Memorandum of Agreements, the Company entered into three years time charter agreements for both vessels commencing upon delivery.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

5.     Advances for vessels' under construction and acquisition (continued):

On April 8, 2009, the Company has entered into a settlement agreement with the seller of Omega Duke, one of the aforementioned new building double hull handymax product tankers, to cancel the Memorandum of Agreement and the time charter agreement by paying a settlement fee of $3.0 million. Such amount was paid on April 24, 2009, and both parties were released from further liabilities regarding the Memorandum of agreement and the time charter agreement. The amount of the settlement fee is presented as "Loss on termination of purchase agreements" in the accompanying statement of income. As further discussed in Note 6, the Company acquired the Omega Duke, through Stone, a 50% owned joint venture with Glencore.

On April 8, 2009, the Company has entered into a settlement agreement with the seller to cancel the second Memorandum of Agreement and the time charter agreement described above. Also on April 8, 2009 as supplemented on April 24, 2009, the Company through its wholly owned subsidiary Omnicrom entered into a Joint Venture agreement with "Topley". Omnicrom and Topley each own 50% of Onest which in turn owns 100% of Tornado that is the shipowning company of the newbuilding vessel. Tornado has entered into a 5 year time charter agreement with ST Shipping. The settlement agreement and the joint venture agreement were subject to financing arrangements that were placed subsequent to December 31, 2009 (Note 18(i)).

6.	Equity method investments:

"Investments in Joint Venture companies" include the Company's investment in a joint venture company accounted for by using the equity method. On April 8, 2009, the Company, through its wholly owned subsidiary Omnicrom, entered into a joint venture agreement with Topley. Omnicrom and Topley each own 50% of Stone, a joint venture holding company, which in turn owns 100% of Blizzard that is the shipowning company of the vessel Omega Duke. Blizzard entered into a Memorandum of Agreement in April 2009 to purchase the vessel Omega Duke for a consideration of $45,000.  The vessel Omega Duke was delivered on April 24, 2009.

The purchase of the vessel Omega Duke was financed by a $33,750 loan agreement with Lloyds Bank and by equal equity contributions of the joint venturers that amounted to $11,250 ($5,625 each). Omnicrom entered into corporate guarantee agreement with Lloyds Bank for 50% of the loan, and Omega entered into a corporate guarantee agreement for 100% of Omnicrom's obligations. The facility contains financial covenants calculated on Omega's and Glencore's consolidated financial statements. Also the ratio of market value of the secured vessel to outstanding net debt of the secured vessel shall be in excess of 125%. The bank has provided a waiver of the security value coverage up to and including the 2nd anniversary of the delivery date of the vessel.

On April 24, 2009, the Company novated to Blizzard an interest rate swap with Lloyds bank having a notional amount of $33,750 at a fixed rate of 2.655% per annum. The swap matures on May 12, 2011.

Omega Management entered into a management agreement with Blizzard based on which services relating to crewing, technical management, purchasing, insurances, accounting, bookkeeping, budgeting, operations and corporate secretarial services will be provided. For the first year commencing upon the delivery of the vessel, no management fee shall be payable, and after the first year a monthly fee will be agreed. Blizzard has entered into a five year charter agreement with ST Shipping.

The joint venture will declare dividends on a quarterly basis, in amounts equal to any available cash from operations after cash expenses and discretionary reserves, and will be distributed equally between Omnicrom and Topley. No dividend has been declared in 2009.

A condensed summary of the assets and liabilities of the equity method investment follows:

2009
Current assets	$ 911
Vessels net	$ 43,986
Other assets	-
Total Assets	$ 44,897

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

6.	Equity method investments (continued):

Current liabilities	$ 3,708
Long term debt and other non-current liabilities	$ 30,495
Shareholders equity	$ 10,694
Total liabilities and shareholders equity	$ 44,897

A condensed summary of the results of operations of the equity method investment follows:

2009
Voyage revenues,net	$ 4,135
Operating expenses	$ (1,551)
Amortization and depreciation	$(1,175)
Other	$(64)
Interest and finance cost, net	$(676)
Losses from derivative instruments	(1,226)

Net income/(loss)	$ (557)

7.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	485,955	(24,704)	461,251
- Other vessels' costs	29	-	29
- Depreciation	-	(18,795)	(18,795)
Balance, December 31, 2008	485,984	(43,499)	442,485
- Other vessels' costs	74	-	74
- Depreciation	-	(18,797)	(18,797)
Balance, December 31, 2009	486,058	(62,296)	423,762

On March 27, 2007 and April 26, 2007, the Company took delivery of two product tanker vessels, named Omega Emmanuel and Omega Theodore. The acquisition of these vessels was financed from the proceeds of bank credit facilities discussed in Note 9, the net proceeds from the sale of the two dry bulk product carriers, and warrants issued by the Company, as further discussed below.

The warrants issued entitled the holders to a variable number of shares of Class A common stock equal to the quotient of $4.5 million divided by the warrant share price which shall be the greater of (i) the price equal to the average closing price of the Company's Class A common stock on the Nasdaq Stock Market or such other stock exchange as the Class A common shares may then be listed and have their primary trading market, during the 15 business days immediately preceding the exercise date, less 8% of such average price, and (ii) eighteen dollars US ($18.00). However, if the average closing price of the Company's Class A common shares on the primary trading market during the 15 business days immediately preceding the exercise date was less than $18.00, the buyer should pay to the seller, in cash, an amount equal to the lesser of (i) the difference between the aggregate warrant share price and $4.5 million; and (ii) $0.5 million, in addition to the issuance of the warrant shares upon exercise of the warrant.

The warrants were accounted for in accordance with the requirements of ASC 480 and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". The Company used binomial model to measure the fair value of warrants at each reporting date. The fair value of the warrants was derived principally from or corroborated by observable market data. Inputs include Company's share price, US zero coupon rate, dividend yield and share price volatility. The difference in fair values from initial measurement is separately reflected in the accompanying 2009, 2008 and 2007 consolidated statement of income.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

7.	Vessels, net (continued):

On March 31, 2009, the Company received a Notice of Exercise of Warrants from the sellers of the vessels, Omega Emmanuel and Omega Theodore. By cashless exercise pursuant to the warrant agreement, 499,724 shares were issued on April 13, 2009. In accordance with the warrants' agreement, the Company further paid $ 1.0 million ($0.5 million per vessel) in cash on April 3, 2009, as the average closing price of the Company's class A share 15 business days immediately preceding the exercise date was US $3.63.

All of the Company's vessels have been provided as collateral to secure the bank credit facilities discussed in Note 9 and, as of December 31, 2009, were operating under time charters for which the latest expires in September 2012.

Charters-out

The future minimum revenues, before reduction for brokerage and address commissions, expected to be recognized on non-cancelable time charters are as follows:
Year	Amount

2010	28,894
2011	18,615
2012	12,164
2013	-
2014 and thereafter	-
Net minimum charter payments	59,673

These amounts do not assume any off-hire. The above amount of revenues relates only to the eight vessels of the Company's fleet, and does not include vessels that were under construction as of December 31, 2009. The duration of the charter parties of the vessels Omega Queen, Omega Prince and Omega Princess are for an indefinite time. Specifically, charterers and owners have each the option to cancel the time charter agreement with 60 days written notice given. After such notice is served, the charterers will ensure that the vessel is fixed in voyages that will not exceed the 60 day redelivery notice.  Since no written notice was given for the cancellation of these time charter agreements as of December 31, 2009, 60 days of hire revenue have been included in the calculations above.

8.	Deferred charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing costs	Drydock costs	Total
Balance, December 31, 2007	343	-	343
- Additions	1,418	538	1,956
- Amortization	(66)	(27)	(93)
- Financing fees presented as a contra to debt	(1,052)	-	(1,052)
Balance, December 31, 2008	643	511	1,154
- Additions	50	1,521	1,571
- Amortization	(218)	(334)	(552)
- Financing fees presented as a contra to debt	(63)	-	(63)
Balance, December 31, 2009	412	1,698	2,110

Financing fees presented as a contra to debt represent the portion of loan arrangement fees relating to the outstanding portion of debt. The amortization of loan financing costs is included in "Interest and finance costs" in the accompanying consolidated statements of income, except for the amortization of loan financing costs relating to the outstanding portion of debt of the five new buildings discussed in Note 5 that amounts to $24 and $ 42 for 2008 and 2009, respectively, and is included in "Advances for vessels' under construction and acquisition" in the accompanying 2008 and 2009 consolidated balance sheets.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

8.	Deferred charges (continued):

Additions in dry dock costs of $538 in 2008 relate to the scheduled drydock of vessel Omega Lady Miriam, which took place within September 2008, and is amortised during the period through the next drydocking, scheduled in 2013. Additions in dry dock costs of $1,521 in 2009 relate to the scheduled drydocks of the vessels Omega Lady Sarah, Omega Queen and Omega King which took place in February, April and May 2009, respectively and are amortized during the period through the next drydockings scheduled in 2014.The amortization of drydock costs is included in "Depreciation and amortization" in the accompanying consolidated statements of income.

9.	Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2009	2008
Term loans	344,096	336,612
Less unamortized financing fees	(844)	(1,362)
Total	343,252	335,250
Less: Current portion of long-term debt	(343,252)	(138)
Long -term debt, net of current portion Portionportion	-	335,112

The movement of the Company's bank debt during 2009 and 2008 per type and financial institution is analysed as follows:

		Movement in 2008
Name of Financial Institution/ loan type	Balance at December 31, 2007	Drawdowns	Accrued interest	Repayments	Balance at December 31, 2008	Unused portion (1)
(I) HSH
- Term loan	139,919	102,801	-	-	242,720	-
- Revolving facility	141,807	-	-	(141,807)	-	-
- Bridge loan	2,433	-	-	(2,433)	-	-
	284,159	102,801	-	(144,240)	242,720	-

(II) NIBC-BTMU (junior credit facility)	-	42,500	-	-	42,500	-

(III) Bremer (term loan)	16,087	-	672	-	16,759	38,491

(IV) Bank of Scotland (term loan)	16,070	-	701	-	16,771	53,229

(V) NBG (term loan)	7,962	-	-	-	7,962	25,214

(VI) Lloyds (term loan)	-	9,900	-	-	9,900	73,350

Total	324,278	155,201	1,373	(144,240)	336,612	190,284

(1) Based on the maximum notional amounts available under the loan facilities.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.	Long-term debt (continued):

		Movement in 2009
Name of Financial Institution/ loan type	Balance at December 31, 2008	Drawdowns	Accrued interest	Repayments	Balance at December 31, 2009	Unused portion (1)
(I) HSH
- Term loan (senior credit facility)	242,720	-	-	-	242,720	-

(II) NIBC-BTMU (junior credit facility)	42,500	-	-	(2,156)	40,344	-

(III) Bremer (term loan)	16,759	16,868	214	(16,868)	16,973	41,777

(IV) Bank of Scotland (term loan)	16,771	31,058	220	(16,903)	31,146	35,945

(V) NBG (term loan)	7,962	7,962	-	(7,962)	7,962	28,368

(VI) Lloyds (term loan)	9,900	-	-	(4,950)	4,950	36,675

Total	336,612	55,888	434	(48,839)	344,095	142,765

(1)	Based on the maximum notional amounts available under the loan facilities, including any amendments based on the term sheets signed in 2010 with NBG and Bank of Scotland. (Note 18(b) and (c)).

(I)  HSH Nordbank ("HSH")

On March 27, 2008, the Company completed, through a supplemental agreement, the restructuring of its existing syndicated senior secured credit facility with HSH. As a result of the restructuring, the senior secured credit facility was effectively reduced from its then outstanding balance of $284.2 million to $242.7 million. The Company agreed to repay the outstanding balance of the revolving credit facility of $141,807 and HSH agreed to make available to the Company a term loan facility of up to $242,720 comprising of (1) $139,919 representing the amount outstanding under the term portion of the facility at the date of the restructuring, (2) an additional amount of $102,801 to partially finance the repayment of the revolving credit facility. The repayment of the remaining balance of the revolving facility of $39,006 was financed by the Junior Facility discussed below. The related revolving and bridge loan facilities' deferred financing costs of $112 were written off and included in "Interest and Finance costs" in the accompanying 2008 consolidated statement of income.

The amended facility with HSH provides for interest rate at LIBOR plus a margin, and contains the following financial covenants calculated on a consolidated basis: a) ratio of fleet market value to outstanding balance of the facility of 120%; b) leverage ratio calculated as total net debt to total net capitalization, that may be temporarily increased to between 65% and 70%, provided that it will thereafter be reduced to 65% within six months after the end of the quarter that it first exceeded 65%; c) ratio of EBITDA to interest payable on a four trailing quarter basis of not less than 2:00 to 1:00; d) minimum liquidity which is equal to the higher of (i) $4.0 million and (ii) $500 multiplied by the number of vessels with more than six months remaining charter employment and $750 multiplied by the number of vessels with less than six months remaining charter employment; e) working capital of not less than $1.0 million. The facility is secured by a) first priority mortgage, b) pledge of accounts in credit, c) owners guarantee, d) assignment of insurance and earnings of mortgaged vessels. The Company is permitted to pay dividends under the credit facility so long as an event of default has not occurred and will not occur upon payment of such dividend, and at any time that the fair market value of the secured vessels does not fall below 125% of the outstanding senior secured credit facility.

The restructured credit facility with HSH has a term until April of 2011, and is non amortizing.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.     Long-term debt (continued):

(II)  NIBC Bank N.V ("NIBC) and Bank of Tokyo-Mitsubishi UFJ Ltd.("BTMU"):

On March 27, 2008, the Company entered into a new $42.5 million junior facility with NIBC Bank N.V. ("NIBC") and Bank of Tokyo-Mitsubishi UFJ Ltd. ("BTMU")

The junior facility of $42.5 million was used to fund the repayment of (i) the revolving credit facility with HSH of $39,006, (ii) the bridge loan facility with HSH of $2,433 and (iii) for working capital purposes. The facility bears interest at LIBOR plus margin, commitment fee of 0.5% per annum payable quarterly from signing of the junior facility, and an annual agency fee in the amount of $10.

The junior facility contains financial covenants calculated on a consolidated basis requiring the Company to maintain i) minimum cash of $5.0 million; ii) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00; iii) a leverage ratio, calculated as total net debt to total net capitalization of a maximum of 70%; iv) a ratio of fair market value to combined senior secured credit facility with HSH and junior facility of not less than 120%.

The junior facility is secured by owners guarantee, second priority cross-collateralized mortgages, second priority pledge/assignment of earnings account and retention account, second priority assignment of insurances in respect to the vessels, second priority pledge of the time charter contracts currently in place for the vessels and, second priority assignment of each of the vessels earnings.

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

The Junior Facility has a term until April of 2011, and is non amortizing.

According to the cash sweep clause of the junior facility, in the event that at any time during the security period the fair market value of the secured vessels is less than 130% of the aggregate of the senior and junior credit facilities, the Company shall prepay part of the facility. On November 20, 2009, an amount of $2,156 was prepaid under the cash sweep clause of the junior facility, and as a result the outstanding balance of the debt was reduced to $40,344 as of December 31, 2009. Also, an amount of $1,991 was prepaid under cash sweep clause on January 19, 2010 (Note 18(a)).

(III)  Bremer Landesbank Kreditanstalt Oldenburg Girozentrale ("Bremer"):

a) Predelivery facility

On August 24, 2007, the Company entered into a secured loan facility with Bremer of up to $55,250 for the purpose to partly finance the acquisition cost during the construction period of two of the Company's newbuildings. On June 29, 2009, the Company repaid the outstanding balance of $16,868, including an amount of $956 relating to the interest deferred until that date.

On June 25, 2009, the Company, through Lightning Navigation Inc. and Rain Navigation Inc., has entered into a senior secured loan facility with Bremer for an amount up to $58,750 to (i) repay the outstanding loan facility discussed above, and (ii) to partially finance the acquisition of the two of the five newbuilding vessels that the Company has novated to the above Joint Venture companies (Note 5). Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus margin and a commitment fee of 0.2% per annum on the undrawn portion of the loan. The interest for the period up to the payment of the third instalment to the shipyard is deferred but it cannot exceed $2,544.

The facility contains financial covenants calculated on a consolidated basis providing for a) minimum liquidity of $5.0 million, and b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%. The facility is secured by a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantees, and c) the Company's corporate guarantee.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.     Long-term debt (continued):

Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

b) Post delivery facility

On February 2, 2009, the Company entered into a post-delivery term loan facility with Bremer of up to $66,300 representing 75% of the vessels' contract price on delivery (without taking into consideration the amendment of the shipbuilding contract signed on December 10, 2009) or the fair market value of those vessels at delivery, whichever is less, for the purpose of repayment of the pre-delivery facility discussed above as well as financing the remaining instalments to the shipyard. The loan will be drawn at the vessels' delivery dates and will be repayable in 40 quarterly instalments ($460.5 per vessel) and a balloon instalment equal to $14,730 per vessel. Repayment will commence three months after delivery of the vessels. The loan will bear interest at LIBOR plus margin. The Company pays commitment fees of 0.2% per annum on the post delivery loan. The loan agreement will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessels insurances, c) corporate guarantee, d) first priority assignment of each of the vessels' earnings and retention accounts, and e) manager's undertakings. Furthermore, the loan agreement contains financial covenants calculated on a consolidated basis, that will require the Company to maintain: a) liquidity of not less than $5.0 million; b) a ratio of total net debt to total net capitalization of not more than 70%; c) a ratio of market value of the secured vessels to outstanding net debt of the secured vessels in excess of 120%.

According to the predelivery facility signed on June 25, 2009, the Company, through Lightning Navigation Inc. and Rain Navigation Inc., will enter into a new loan agreement for the post delivery financing in accordance with the terms presented above, but including any necessary amendments based on the addendum of the shipbuilding contracts discussed in Note 5.

 (IV) Bank of Scotland:

On September 7, 2007, the Company entered into a senior secured loan facility with Bank of Scotland of up to the lesser of $70.0 million or 75% of the fair market value of the vessels on delivery date, to partly finance the construction and acquisition cost of two of the Company's new buildings. The Company had drawn down an amount of $15,925, is order to partially finance the first two instalments under the two shipbuilding contracts paid in 2007. On June 29, 2009, the Company repaid the outstanding balance of $16,903, including an amount of $979 relating to the interest deferred until that date.

On June 29, 2009, the Company, through Fire Navigation Inc. and Hurricane Navigation Inc., have entered into a loan agreement with Bank of Scotland for an amount of up to $70,000 to (i) repay the outstanding loan facility discussed above and (ii) to partially finance the two of the five newbuilding vessels that the Company has novated to the above Joint Venture companies (Note 5). On October 1, 2009, and on October 29, 2009, the Company paid the third and fourth instalment of Hull 2189 (Megacore Honami) and as a result the third and four instalment of the loan amounting $7.1 million each was drawn down. Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts and bear interest at LIBOR plus a margin and commitment fees of 0.3% per annum on the undrawn portion of the loan under the terms of the facility agreement. The interest of the first two advances under each tranche will be deferred until the date the advance for the third instalment to the shipyard is drawn.

The senior secured loan facility will be repaid in 40 equal quarterly instalments of $506.75, commencing 3 months after the relevant vessels' delivery date plus a balloon payment of $14,730.

The facility contains financial covenants calculated on a consolidated basis providing for: a) minimum liquidity of $5.0 million; b) a leverage ratio, calculated as total debt to total capitalization of maximum 70%; c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00; and d) working capital of not less than $1.0 million. After any vessel is delivered, the ratio of the fair market value of the secured vessels to outstanding debt should not be less than 125%. Prior to the newbuildings' delivery, the facility is secured by: a) first priority assignment of all rights under the relevant two shipbuilding contracts signed on June 15, 2007; b) first priority assignment of all rights under the relative refund guarantees; and

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.     Long-term debt (continued):

c) corporate guarantee. Upon delivery of the newbuildings, the term loan facility will be secured by a) first priority mortgages over the vessels, b) first priority assignment of each vessel's insurances, c) Corporate guarantee, d) first priority assignment of vessels' charter agreements, and e) pledge over each of the vessels' earnings account and retention accounts. Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

As further discussed in Note 18(c), the facility was amended on March 26, 2010.

(V) National Bank of Greece ("NBG"):

On November 20, 2007, the Company entered into a senior secured loan facility with NBG of up to the lesser of $33,176 or 75% of the fair market value of the vessel on delivery date to partly finance the construction and acquisition cost of the remaining one of the five Megacore vessels. The Company had drawn down an amount of $7,962 in order to partially finance the first two instalments under the shipbuilding contract paid in 2007. The outstanding balance of the loan was repaid on June 29, 2009.

On June 10, 2009, the Company, through Ice Navigation Inc., entered into a loan agreement with NBG for an amount of up to $33,176 to (i) repay the outstanding loan facility discussed above, and (ii) to partially finance the one of the five newbuilding vessels that the Company has novated to the above Joint Venture company (Note 5). Drawdowns under this loan are made in accordance with the payment dates of the instalments under the shipbuilding contracts, and bear interest at LIBOR plus a margin and commitment fees of 0.2% per annum on the undrawn portion of the loan. The loan is repayable in 40 quarterly instalments ($497.65 each), commencing three months after delivery of the vessel plus a balloon instalment equal to $13,270.

The facility contains financial covenants calculated on a consolidated basis providing for: a) minimum liquidity of $0.5 million per fleet vessel; b) a leverage ratio, calculated as total debt to total capitalization, of maximum 70%; and c) minimum interest coverage ratio on a four trailing quarter basis of 2.00:1.00. After the vessel has been delivered, the ratio of fair market value of the secured vessel to outstanding debt should not be less than 120%. The facility is secured, prior to the newbuilding's delivery by: a) first priority assignment of all rights under the relevant shipbuilding contract signed on June 15, 2007, b) first priority assignment of all rights under the relative refund guarantee, and c) corporate guarantee. Upon delivery of the newbuilding, the term loan facility is secured by a) first priority mortgages over the vessel, b) first priority assignment of the vessel's insurances, c) Corporate guarantee, d) first priority assignment of vessel's charter agreements, e) pledge over the vessel's earnings account and retention accounts and f) manager's undertaking. Furthermore, the Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

As further discussed in Note 18(b) the facility was amended on January 27, 2010.

(VI) Lloyds TSB Bank PLC ("Lloyds Bank"):

On May 28, 2008, the Company entered into a predelivery term loan facility with Lloyds Bank of up to $9,900 to finance the 90% of the advance payment for the acquisition of the two double hull Handymax product tankers, discussed in Note 5(b). On April 23, 2009, the predelivery loan facility for the vessel Omega Duke amounting to $4,950 was fully repaid.

As of December 31, 2009, the outstanding balance was $4,950, and relates to the second double hull Handymax product tanker that is currently under construction (Note 5(b)). The facility was repayable by a bullet payment upon delivery of the vessel, and would bear interest at a rate of LIBOR plus margin.

The term loan was secured by a) Memorandum of Agreement assignment; b) shares charge; and c) Corporate Guarantee. The term loan contained financial covenants calculated on a consolidated basis that required the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2.00:1.00; b) a ratio of total net debt to total net capitalization of not more than 0.70:1; c) working capital of not less than $1 million; d) liquidity of not less than (i) $500 per vessel if the average remaining time charter coverage in respect of  both vessels was more than 1 year, (ii) $750 per vessel if the average remaining time charter coverage in respect of both vessels was more than 6 months and less or equal to 1 year; and (iii) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of both vessels was less or equal to 6 months, but in any event not less than $750 per vessel.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

9.     Long-term debt (continued):

Furthermore on May 28, 2008, the Company entered into a post delivery credit facility with Lloyds Bank to to repay, in accordance with the terms of the agreement, the predelivery term loan facility mentioned above, and fund the acquisition cost of the same two vessels in an amount of the lesser of $83,250 and 75% of the fair market value of the vessels on their delivery dates. Due to the fact that the one vessel, Omega Duke, was acquired in 2009 through Stone, a 50/50 joint venture, the postdelivery loan agreement was effective for the second vessel, Alpine Marina, that was under construction as of December 31, 2009 (Note 5(b) and Note 18(i)).  As further discussed in Note 18 (i), subsequent to December 31, 2009 the Company took delivery of Alpine Marina through Onest, a 50/50 joint venture and as a result the post delivery financing described above was not drawn down by the Company.

The post delivery facility would be repayable in 40 quarterly installments of $582.3 plus a balloon payment of $18,333 together with the final installment. Repayment would commence three months after each vessel's delivery. Amounts under the facility would bear interest at LIBOR plus margin, and would contain financial covenants that required the Company to maintain: a) a ratio of EBITDA to interest payable of not less than 2:1; b) a ratio of total net debt to total net capitalization of not more than 0.70:1; c) working capital of not less than $1.0 million; d) a ratio of secured vessel's market value to outstanding loan of not less than 125%; and e) liquidity of not less than (i) $500 per vessel if the average remaining time charter coverage of the vessel was more than 1 year, (ii) $750 vessel if the average remaining time charter coverage in respect of the vessel was more than 6 months and less or equal to 1 year; and (iii) 5% of the outstanding indebtedness if the average remaining time charter coverage in respect of the vessel was less or equal to 6 months, but in any event not less than $750. The facility would be secured by a) first priority mortgage over the vessel, b) first priority assignments of accounts, c) first priority general assignment in relation to security vessels' earnings, insurances and employment, and d) a corporate guarantee. The Company was paying on a quarterly basis a commitment fee of 0.45% of the undrawn portion of the term loan facility, and an agency fee of $15 on an annual basis.

As further discussed in Note 18 (j), subsequent to year end, the outstanding balance of $4,950 was fully repaid.

The Company pays commitment fees on the undrawn portion of term loan facilities with the lending banks, as discussed above, which for the years 2009, 2008 and 2007 amounted to $524, $526 and $173, respectively and are included in "Interest and finance costs" in the accompanying consolidated statements of income.  During 2009, the Company paid an upfront fee of $50 for entering into new credit facilities.

Total interest incurred on long-term debt for the years ended December 31, 2009, 2008 and 2007 amounted to $5,562, $12,859 and $17,958, respectively (Note 15) and is included in income/(loss) from discontinued operations and "Interest and finance costs" in the accompanying consolidated statements of income. The weighted average interest rate of the Company's bank loans during 2009, 2008 and 2007 was 2.22%, 4.47% and 6.54%, respectively.

As of December 31, 2009, the Company was in breach of certain of the financial covenants, primarily the security value maintenance in respect of the junior loan facility.  As a result of this non compliance and of cross-default provisions, the lenders currently have the ability to call the debt due. The Company is currently under discussions with the lender to obtain waivers and restructure the debt. As of December 31, 2009 the Company has classified all debt as current. As of December 31, 2008, the Company was in compliance with all financial covenants as required by the loan agreements.

10.  Financial instruments:

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of the interest rate

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

10.  Financial instruments (continued):

swaps is determined based on observable Level 2 inputs, as defined in ASC 820 "Fair Value Measurements and Disclosures" derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

On March 27, 2008, the Company entered into two interest rate swap agreements with NIBC and BTMU in order to hedge its exposure to fluctuations in interest rate on its junior secured credit facility. The notional amount of each agreement is $21,250 and interest rate is fixed at 2.96% per annum. The effective date of the agreements is March 28, 2008 and they mature in March 2011.

On April 15, 2008, the Company entered into a restructuring agreement amending the initial rate collar option with HSH, which extended its maturity to April 4, 2011. On July 22, 2008, the agreement was amended and its maturity was extended up to April 14, 2011. Under the amended agreement, the Company has entered into a participation swap with gradual alignment factor. The notional amount of the swap is $150.0 million and the cap has been set at 5.1% with the floor being at 2.5% and the gradual aligned participation at maximum of 2.6% when the three months LIBOR drops below 2.5%.

On November 10, 2008, the Company entered into an interest rate swap agreement with Lloyds Bank in order to hedge its exposure to fluctuations in interest rate. The interest rate was fixed at 2.585% per annum and the notional amount was $100.0 million as of December 31, 2008. The effective date of the agreement was November 12, 2008, and its expiration date May 12, 2011. On April 23, 2009, the Company terminated this fixed rate swap agreement, and entered into (i) an interest rate swap with a notional amount of $ 66,250 at a fixed rate of 2.655% per annum effective since February 12, 2009 and (ii) an interest rate swap with a notional amount of $ 33,750 at a fixed rate of 2.655% per annum effective since April 24, 2009. The second swap was novated to Blizzard on April 24, 2009. Both swaps mature on May 12, 2011.

The Company entered into these financial instruments in order to partially hedge its exposure to fluctuations in interest rates on its loans. These financial instruments did not meet hedge accounting criteria. Accordingly, the changes in their fair values are reported in earnings.

As of and for the years ended December 31, 2009, 2008 and 2007, realized and unrealized gains and losses per category of derivative are analyzed as follows:

	Realized	Unrealized
	Gains/(Losses)	Gains/(Losses)	Total

January 1, 2007	-	(313)	(313)
Interest rate swap	45	(30)	15
Rate collar option	-	(1,236)	(1,236)
Effect on 2007 earnings	45	(1,266)	(1,221)

December 31, 2007	-	(1,579)	(1,579)
Interest rate swaps	(16)	(3,746)	(3,762)
Rate collar option/Participation swap	(901)	(8,923)	(9,824)
Effect on 2008 earnings	(917)	(12,669)	(13,586)

December 31, 2008	-	(14,248)	(14,248)
Interest rate swaps	(2,148)	1,527	(621)
Rate collar option/Participation swap	(6,340)	2,812	(3,528)
Effect on 2009 earnings	(8,488)	4,339	(4,149)

December 31, 2009	-	(9,909)	(9,909)

The above aggregate realized and unrealised losses from derivative instruments for 2009, 2008 and 2007 of $4,149 and $13,586 and $1,221 respectively, are reflected as "Loss on derivative instruments" in the accompanying consolidated statements of income. The fair values of the derivative contracts as of

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

10.  Financial instruments (continued):

December 31, 2009 and 2008 are $9,909 and $14,248, respectively, and are included under "Derivative liability", current and non-current in the accompanying consolidated balance sheets.

The long term portion of the derivative liability has been classified as current as of December 31, 2009 since its related debt has also been classified as current, as discussed in Note 9.

11.  Earnings/(loss) per Share:

All shares issued under the Company's Incentive Plan (including non-vested shares) are the Company's Class A common stock and have equal rights to vote and participate in dividends upon their vesting. The right of Class B stockholders to receive dividends were subordinated to the right of Class A stockholders as further discussed in Note 13(a). Following the payment of the dividend with respect to the fourth quarter 2008, all issued and outstanding subordinated Class B shares were converted into Class A common shares on a one-for-one basis. The Class A shares were issued on April 7, 2009. For the calculation of basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the year 2009, 2008 and 2007 for non-vested shares are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. The calculation of diluted earnings per share includes also the shares assumed to be issued relating to warrants (Note 7). The number of shares assumed to be issued was calculated based on the average market price over the period of 15 business days immediately proceeding December 31, 2007 and 2008, as per warrants terms. In 2009, the calculation of diluted earnings per share used the actual number of shares issued after the expiration of warrants agreement, and the effect was "time weighted". After April 13, 2009, the number of Class A shares issued under warrants agreements was included at the basic earnings per share calculation. The denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding.

The components of the calculation of the basic and diluted shares for the years ended December 31, 2009, 2008 and 2007 are presented below:

	2009	2008	2007
Class A common stock
Weighted average common shares outstanding, basic	14,825,002	12,057,717	12,010,000
Add: Dilutive effect of non-vested shares	228,800	52,502	29,661
Add: Dilutive effect of warrants	131,435	500,000	449,315
Weighted average common shares outstanding, diluted	15,185,237	12,610,219	12,488,976

Class B common stock
Weighted average common shares outstanding, basic and diluted	825,863	3,140,000	3,140,000

The components of the calculation of basic and diluted earnings/ (loss) per share for years ended December 31, 2009, 2008 and 2007 are presented below:

	2009
	Continuing operations	Discontinued operations	Total
Net income	5,722	-	5,722
- Less dividends paid for non vested shares	(102)	-	(102)
Net income available to common shareholders	5,620	-	5,620
- Less dividends paid
Class A shares	(6,082)	-	(6,082)
Class B shares	(1,570)	-	(1,570)
Undistributed earnings/ (loss)	(2,032)	-	(2,032)

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

11.  Earnings/(loss) per Share (continued):

Allocation of undistributed earnings:
To Class A shares
- 15,811,535 shares at $0.13 per share in total	(2,032)	-	(2,032)
Undistributed earnings/ (loss)	(2,032)	-	(2,032)

	2008
	Continuing operations	Discontinued operations	Total
Net income	10,939	20	10,959
- Less dividends paid for non vested shares	(179)	-	(179)
Net income available to common shareholders	10,760	20	10,780
- Less dividends paid
Class A shares	(24,081)	(44)	(24,125)
Class B shares	(6,268)	(12)	(6,280)
Undistributed earnings / (loss)	(19,589)	(36)	(19,625)
Allocation of undistributed earnings:
To Class A shares
- 12,071,594 shares at $1.29 per share in total	(15,546)	(29)	(15,575)
To Class B shares
- 3,140,000 shares at $1.29 per share	(4,043)	(7)	(4,050)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (loss)	(19,589)	(36)	(19,625)

	2007
	Continuing operations	Discontinued operations	Total
Net income/(loss)	14,886	(155)	14,731
- Less dividends paid for non vested shares	(111)	-	(111)
Net income/(Loss) available to common shareholders	14,775	(155)	14,620
- Less dividends paid
Class A shares	(24,020)	-	(24,020)
Class B shares	(6,280)	-	(6,280)
Undistributed earnings/ loss	(15,525)	(155)	(15,680)
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $1.035 per share in total	(12,307)	(123)	(12,430)
To Class B shares
- 3,140,000 shares at $1.035 per share	(3,218)	(32)	(3,250)
To all Class A and Class B shares, pro rata, as if they were a single class	-	-	-
Undistributed earnings/ (loss)	(15,525)	(155)	(15,680)

Basic and diluted per share amounts:

	2009		2008		2007
Continuing Operations	Class A shares	Class B Shares	Class A shares	Class B shares	Class A Shares	Class B Shares
Basic
Distributed earnings	0.41	1.90	2.00	2.00	2.00	2.00
Undistributed earnings/ (loss)	(0.14)	-	(1.29)	(1.29)	(1.02)	(1.02)
Total	0.27	1.90	0.71	0.71	0.98	0.98

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

11.  Earnings/(loss) per Share (continued):

Diluted
Distributed earnings	0.41	1.90	1.92	2.00	1.93	2.00
Undistributed earnings/ (loss)	(0.14)	-	(1.23)	(1.29)	(0.98)	(1.02)
Total	0.27	1.90	0.69	0.71	0.95	0.98

Discontinued Operations
Basic
Distributed earnings	-	-	-	-	-	-
Undistributed earnings/ (loss)	-	-	-	-	(0.01)	(0.01)
Total	-	-	-	-	(0.01)	(0.01)

Diluted
Distributed earnings	-	-	-	-	-	-
Undistributed earnings/ (loss)	-	-	-	-	(0.01)	(0.01)
Total	-	-	-	-	(0.01)	(0.01)

Continuing and Discontinued Operations
Basic
Distributed earnings	0.41	1.90	2.00	2.00	2.00	2.00
Undistributed earnings/ (loss)	(0.14)	-	(1.29)	(1.29)	(1.03)	(1.03)
Total	0.27	1.90	0.71	0.71	0.97	0.97

Diluted
Distributed earnings	0.41	1.90	1.92	2.00	1.93	2.00
Undistributed earnings/ (loss)	(0.14)	-	(1.23)	(1.29)	(0.99)	(1.03)
Total	0.27	1.90	0.69	0.71	0.94	0.97

12.  Commitments and contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessel actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Contracts for vessels under construction: Refer to discussion made in Note 5(a), in connection with the Company's  newbuildings under construction.

Contracts for vessels acquisitions: Refer to discussion made in Note 5(b) in connection with the Company's Memorandum of Agreement for the purchase of one newbuilding.

Corporate Guarantee to Blizzard: Refer to discussion made in Note 6 in connection with the corporate guarantee between the Company and Lloyds bank.

Operating leases: On June 29, 2005 and August 29, 2006, the Company entered into rental agreements, as amended on April 1, 2008, with a lessor affiliated with Target Marine S.A. to lease office space in Piraeus,

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

12.  Commitments and contingencies (continued):

Greece. The termination date of agreements, following their amendment in April 2008 was February 28, 2009. The agreement was extended without written notice on a monthly basis up to December 20, 2009. Neither the President and Chief Executive Officer nor any other director or officer of the Company has any  ownership interest in the lessor. The average monthly rental from January 1, 2009 until December 20, 2009 was Euro 4,962 (U.S. dollars 7,113 using the exchange rate of U.S. dollar/Euro at December 31, 2009). On October 20, 2009, the Company entered into rental agreement with unrelated parties. The monthly rental for the first five months commencing December 1, 2009 is Euro 5,000, and for the remaining period is Euro 14,000 ($U.S. dollars 7,168 and $U.S. dollars 20,070, respectively, using the exchange rate of U.S. dollar/Euro at December 31, 2009). Rental expense for the years ended December 31 2009, 2008 and 2007 amounted to $109, $79 and $65, respectively and is included in General and administrative expenses in the accompanying consolidated statements of income. The future minimum rentals payable under the above amended non-cancellable operating leases using the exchange rate of U.S. dollar/Euro at December 31, 2009 are approximately $189, $241, $221 for 2010, 2011 and 2012, respectively.

Employment agreements: The Company, effective April 6, 2006, has signed employment agreements with its executives, namely the Chief Executive Officer ("CEO"), the Chief Operating Officer ("COO") and the Chief Financial Officer ("CFO"), which were amended on March 20, 2008. Under specific termination clauses in the employment agreements, as amended, the Company is committed to pay to its executives a lump sum of $1,300 in total, in addition to their base salary until the end of the contract term, for early termination of employment within the term or in the event there is a material breach by the Company of the terms of the respective employment agreements. Such amount will be increased by approximately $600 in total in the case the duration of the agreements is extended prior to the occurrence of such events. Furthermore, in the event of a change of control (as defined in the Company's amended and restated articles of incorporation) during the term of the employment agreements, the Company is committed to pay its executives the equivalent of two or three years annual base salary, over and above the lump sum described above.

Periodic survey fees: The Company entered into agreements with unrelated parties for the performance of periodic surveys for its vessels. The agreements provide for a fixed survey fee payable periodically throughout the duration of the agreements, the last of which expires in February 2013. The future minimum period survey fees payable under the above agreements for the years 2010, 2011, 2012 and 2013 will be $112, $112, $87 and $3, respectively.

Software fees: On February 12, 2009, the Company entered into agreement with an unrelated party for software support on the vessels managed. The agreement includes payments of licence fees during 2010 and 2011. The future minimum payments for 2010 and 2011 using the exchange rate of U.S. dollar/Euro at December 31, 2009 will be approximately $ 114 and $81, respectively.

13.  Stock:

(a)
Preferred stock and common stock: Under the amended and restated articles of incorporation, the Company's authorized capital stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share and 100,000,000 shares of common stock, par value $0.01 per share, divided into 75,000,000 shares of Class A common stock and 25,000,000 shares of Class B (or "subordinated shares") common stock. Through the amended and restated articles of incorporation, the Company declared a reverse stock split and issued 1 Class A share for every 300 shares of the then outstanding common stock of 3,000,000 shares owned by its sole stockholder. Following this reverse stock split, the total issued and outstanding common stock of the Company was 10,000 Class A shares, par value $0.01 per share. Furthermore, on March 16, 2006, the Company declared a stock split in the form of stock dividend and issued 314 Class B shares for each of its 10,000 Class A shares. Following this stock dividend, 10,000 of Class A shares and 3,140,000 of Class B shares were issued and outstanding. All share and per share data included in the accompanying consolidated financial statements have been restated to reflect both the reverse stock split and the stock dividend. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The right of Class B stockholders to receive dividends is subordinated to the right of Class A stockholders. If the company has not sufficient cash available to a quarterly dividend of $0.50 per share ("base dividend") to its Class A common stockholders, the right of Class B common stockholders to receive dividends

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

13.  Stock (continued):

will be subordinated to the right of Class A common stockholders to receive dividends during the subordination period. The subordination period commenced upon the issuance of the shares of Class B common stock upon completion of the initial public offering discussed below and ended on the first day after the quarter ending December 31, 2008, subject to preconditions, as defined in the Company's amended and restated articles of incorporation. Following the payment of the dividend on March 9, 2009 with respect to the fourth quarter 2008, all issued and outstanding subordinated Class B shares were converted into Class A common shares on a one-for-one basis. The Class A shares were issued on April 7, 2009. In April 2006, the Company completed its initial public offering and issued 12,000,000 shares of common stock with par value $0.01 per share. The net proceeds of the public offering amounted to $186,711.

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

(c)	Dividends: During the years ended December 31, 2009 and 2008, the Company declared dividends of $7,755 and $30,584, respectively.

(d)
Warrants: On March 31, 2009, the Company received a Notice of Exercise of Warrants from the sellers of Omega Emmanuel and Omega Theodore (Note 7). By cashless exercise pursuant to the warrant agreement, 499,724 class A shares were issued on April 13, 2009. In accordance with the warrants' agreement the Company further paid $1.0 million ($0.5 million per vessel) in cash on April 3, 2009, as the average closing price of the Company's Class A share 15 business days immediately preceding the exercise date was US $3.63.

(e)
Equity Incentive plan: In February 2006, the Company adopted an equity incentive plan which entitles the Company to grant its officers, key employees and directors with options to acquire the Company's common stock or restricted stock. A total of 1.5 million shares of common stock are reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new stock and/or options exercisable at a price per share to be determined by the Company's Board of Directors. No stock and/or options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of December 31, 2006, no stock and/or options were granted under the plan. During the years ended December 31, 2007, 2008 and 2009, the Company granted restricted shares as follows:

1.
On February 8, 2007, the Company's Board of Directors granted 54,138 restricted shares of Class A common stock to CEO, COO and CFO pursuant to its Stock Incentive Plan. The restricted shares shall become vested, and the restrictions set forth in this award shall lapse, with respect to: (i) 25% of the shares covered by this award on the first anniversary of the date of this award, (ii) 25% of the shares covered by this award on the second anniversary of the date of this award, (iii) 50% of the shares covered by this award on the third anniversary of the date of this award, all conditioned upon the grantee's continued service as an employee of the Company or as a director of the Company from the date of the award agreement through the applicable vesting date.

The grant date fair value of the restricted shares granted amounted to $828 and is being recognized rateably over the three year vesting period, of which $149, $265 and $400 was recognized as "General and administrative expenses" in the accompanying 2009, 2008 and 2007 consolidated statements of income. As of December 31, 2009, the total unrecognized cost related to restricted shares is $14 which is expected to be recognized until February 2010. The grant date fair value of the 13,535 shares that vested on February 8, 2009 was $207.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

13.  Stock (continued):

2.
On July 26, 2007, the Company's Board of Directors granted 6,000 restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares vested on July 26, 2008. The grant date fair value of the restricted shares granted amounted to $131 and was recognized rateably over the one year vesting period, of which $74 and $57 was recognized as "General and administrative expenses" in the accompanying 2008 and 2007 consolidated statements of income, respectively.

3.
On March 20, 2008, the Company's Board of Directors awarded to each executive officer to receive an amount equal to one year's salary, and had the option to receive up to $100 each in cash and the remaining balance in immediately vested Class A common stock. The number of immediately vested Class A common stock granted was 42,059. The grant date fair value of the restricted shares granted amounted to $599, and was recognized in full as "General and administrative expenses" in the accompanying 2008 consolidated statement of income.

4.
On March 20, 2008, the Company's Board of Directors granted 53,357 restricted shares of Class A common stock to CEO, COO and CFO as well as 8,815 restricted shares (out of which 3,650 restricted shares were forfeited during 2008) of Class A common stock to key persons pursuant to its Stock Incentive Plan. The restricted shares shall become vested, and the restrictions set forth in this award shall lapse, with respect to: (i) 25% of the shares covered by this award on the first anniversary of the date of this award, (ii) 25% of the shares covered by this award on the second anniversary of the date of this award, (iii) 50% of the shares covered by this award on the third anniversary of the date of this award, all conditioned upon the grantee's continued service as an employee of the Company or as a director of the Company from the date of the award agreement through the applicable vesting date.

The grant date fair value of the restricted shares granted, net of forfeitures, amounted to $818 and is being recognized rateably over the three year vesting period, of which $280 and $348 recognized as "General and administrative expenses" in the accompanying 2009 and 2008 consolidated statements of income, respectively. As of December 31, 2009, the total unrecognized cost related to restricted shares is $190 which is expected to be recognized until March 2011. The grant date fair value of the 16,018 shares that became vested on March 20, 2009 was $208.

5.
On July 31, 2008, the Company's Board of Directors granted 10,500 restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares vested on the first anniversary of the date of grant. The grant date fair value of the restricted shares granted amounted to $164, and is being recognized rateably over the one year vesting period, of which $95 and $69 is recognized as "General and administrative expenses" in the accompanying 2009 and 2008 consolidated statements of income, respectively.

6.
On February 4, 2009, the Company granted 54,342 immediately vesting Class A common stock to its Officers pursuant to the Company's Stock Incentive Plan (the "Plan"). The grant date fair value of the restricted shares granted amounted to $387 and was recognized in full as "General and administrative expenses" in the accompanying 2009 consolidated statement of income.

7.
On February 4, 2009, the Company granted restricted Class A common stock pursuant to the Company's Stock Incentive Plan (the "Plan"), to the Company's officers and key persons. The plan is administered by the Board of Directors and granted 108,685 restricted shares of Class A common stock to CEO, COO and CFO and 25,109 to key persons. The shares will be vested in three years of which 25% will become immediately vested on the first anniversary of the agreement, 25% will be become vested on the second anniversary of the agreement and the balance of 50% on the third anniversary of the agreement. In relation to the dividend payments which those shares are eligible to receive, same will be deposited to the existing Company's accounts, while the shares forfeited due to cessation of the employment, such dividends will remain in the Company's custody.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

13.  Stock (continued):

The grant date fair value of the restricted shares granted amounted to $923 and is being recognized rateably over the three year vesting period, of which $463 recognized as "General and administrative expenses" in the accompanying 2009 consolidated statement of income . As of December 31, 2009, the total unrecognized cost related to restricted shares is $460 which is expected to be recognized until February 2012.

8.
On July 23, 2009, the Company's Board of Directors granted 21,000 restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares will vest on the first anniversary of the date of grant. The grant date fair value of the restricted shares granted amounted to $76 and is being recognized rateably over the one year vesting period, of which $34 recognized as "General and administrative expenses" in the accompanying 2009 consolidated statements of income. As of December 31, 2009, the total unrecognized cost related to restricted shares is $42 which is expected to be recognized until July 2010.

The Company follows the provisions of ASC 718 "Compensation - Stock Compensation" for purposes of accounting of such share-based payments. All share-based compensation provided to employees is recognized in accordance with the provisions of ASC 718 and is classified as "General and administrative expenses" in the accompanying 2009, 2008 and 2007 consolidated statements of income. The fair value of each share granted is equal to the market value of the Company's common stock as of the grant date.

The dividends declared on shares granted under the plan during the year ended 2009, 2008 and 2007 amounted to $180, $285 and $111 respectively and is recognized in the financial statements as a charge to retained earnings. In 2009, the amount of dividends paid on shares vested during the year was $170.

A summary of the status of the Company's vested and non-vested restricted shares as of December 31, 2007, 2008 and 2009 and movement during the year 2007, 2008 and 2009 is as follows:

	Number of non-vested restricted shares	Number of vested restricted shares	Grant date fair values per restricted share
As at December 31, 2006	-	-	-
Granted on February 8, 2007	54,138	-	$15.29
Granted on July 26, 2007	6,000	-	$21.84
Vested	-	-	-
Forfeited	-	-	-
As at December 31, 2007	60,138	-

Vested on February 8, 2008	(13,535)	13,535	$15.29
Granted on March 20, 2008	104,231	-	$14.23
Vested on March 20, 2008	(42,059)	42,059	$14.23
Vested on July 26, 2008	(6,000)	6,000	$21.84
Granted on July 31, 2008	10,500	-	$15.65
Forfeited	(3,650)	-	$14.23
As at December 31, 2008	109,625	61,594

Granted on February 4, 2009	188,136	-	$7.11
Granted on July 23, 2009	21,000	-	$3.64
Vested February 4, 2009	(54,342)	54,342	$7.11
Vested February 8, 2009	(13,535)	13,535	$15.29
Vested March 20, 2009	(14,631)	14,631	$14.23
Vested July 31, 2009	(10,500)	10,500	$15.65
Vested September 30, 2009	(7,210)	7,210	$3.29
As at December 31, 2009	218,543	161,812

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

13.  Stock (continued):

As of December 31, 2009 and 2008, the  weighted average grant date fair value of non vested shares was $9.35 and $14.76, respectively.

14.  Voyage and Vessel Operating Expenses:

Voyage and Vessel Operating Expenses are analyzed as follows:

Continuing operations
	2009	2008	2007
Voyage expenses
Commissions	821	917	864
Bunkers	362	38	22
Port Charges	299	-	-
Other	53	77	44
	1,535	1,032	930

Vessel Operating Expenses
Crew wages and related costs	10,153	9,468	7,314
Spares and consumables	3,055	2,774	2,394
Pre delivery expenses	-	-	778
Insurances	1,799	1,680	1,507
Inspection-Surveys-Safety	782	642	644
Repairs and maintenance	536	241	144
Other	935	681	340
	17,260	15,486	13,121

Discontinued operations
	2009	2008	2007

Voyage expenses	-	-	8

Vessel Operating Expenses/(income)	-	(20)	135

15.  Interest and finance costs:

Interest and finance costs are analyzed as follows:

	2009	2008	2007
Continuing operations
Interest expense	6,160	14,516	18,464
Less: Interest capitalized	(598)	(1,657)	(590)
Interest expense, net	5,562	12,859	17,874
Bank credit facility commitment fees	524	526	173
Amortization and write-off of financing costs	782	667	307
Other finance costs	313	333	225
	7,181	14,385	18,579

Discontinued operations
Interest on bank credit facilities	-	-	84
Amortization and write-off of financing costs	-	-	41
Other finance costs	-	-	4
	-	-	129

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
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

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of the Company's stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the public offering of the Company's shares (Note 1), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the 50% Ownership Test can also be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control. Based on its U.S. source Shipping Income for 2009, 2008 and 2007, the Company would be subject to U.S. federal income tax of approximately $0.4 million per year in the absence of an exemption under Section 883.

17.  Segment information:

The table below presents information about the Company's reportable segments as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2009, 2008 and 2007. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company's consolidated financial statements. All intra-segment balances/ transactions are eliminated in the preparation of the reportable segments.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

17.  Segment information (continued):

	Product tankers
2007	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	54,508	15,382	151	-	70,041
Interest expense and finance costs	15,233	2,777	129	569	18,708
Interest income	118	4	-	1,699	1,821
Depreciation and amortization	13,557	3,940	-	60	17,557
Change in fair value of warrants	1,071	-	-	-	1,071
Loss on derivative instruments	-	-	-	(1,221)	(1,221)
Segment income/ (loss)	15,518	4,866	(155)	(5,498)	14,731
Total assets	400,360	107,428	22	14,675	522,485

	Product tankers
2008	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	62,214	15,499	-	-	77,713
Interest expense and finance costs	11,096	3,177	-	112	14,385
Interest income	10	220	-	481	711
Depreciation and amortization	14,883	3,939	-	46	18,868
Change in fair value of warrants	3,156	-	-	-	3,156
Loss on derivative instruments	-	-	-	(13,586)	(13,586)
Segment income/ (loss)	25,790	4,453	20	(19,304)	10,959
Total assets	387,501	115,475	22	22,298	525,296

	Product tankers
2009	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	52,273	12,183	-	-	64,456
Interest expense and finance costs	5,195	1,950	-	36	7,181
Interest income	16	35	-	87	138
Depreciation and amortization	15,192	3,939	-	42	19,173
Loss from Joint Venture companies	-	-	-	278	278
Change in fair value of warrants	1,127	-	-	-	1,127
Loss on derivative instruments	-	-	-	(4,149)	(4,149)
Loss on termination of purchase agreements	-	-	-	3,000	3,000
Segment income/ (loss)	17,690	(1,454)	-	(10,514)	5,722
Investments in Joint Ventures	-	-	-	5,347	5,347
Total assets	385,081	127,693	22	14,637	527,433

The dry bulk carriers segment was discontinued effective September 2006. For the year ended December 31, 2009, the segment of panamax tankers includes the advances, interest expense and finance cost and interest income of the four panamax new building vessels and the segment of handymax tankers includes the advances, interest expense and finance cost and interest income of the two handymax new building vessels, and the vessel

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

17.  Segment information (continued):

Omega Duke up to its delivery (Note 5). Segment information for the years ended December 31, 2008 and 2007 has been adjusted according to the amended shipbuilding contracts as discusses in Note 5(a).

18.  Subsequent events:

a)
Cash sweep: According to the cash sweep clause of the BTMU and NIBC junior facility, discussed in Note 9, in the event that at any time during the security period the fair market value of the secured vessels is less than 130% of the aggregate of the senior and junior credit facilities, the Company shall prepay part of the facility. On January 19, 2010, an amount of $1,991 was prepaid under the cash sweep clause of the junior facility.

b)
Amendment of the loan facility with National Bank of Greece: On January 27, 2010, the Company, through Ice Navigation Inc., has entered into a term sheet to amend the loan agreement with NBG dated June 10, 2009 to take into account the amendments of the shipbuilding contract to a double hull product tanker of 74,000 dwt with expected delivery in January 2011. The purpose of the facility is to provide predelivery and postdelivery financing for the acquisition of a double hull product tanker of 74,000 dwt with expected delivery in January 2011. The total amount of the facility shall not exceed the lower of a) $36,330 and b) 70% of the market value of the vessel on delivery. The facility shall be repaid by 40 equal, consecutive, quarterly instalments of $545 each plus a balloon payment of $14,530. During the post delivery period, the facility will be secured by the Company's corporate guarantee for the 50% of the outstanding debt and Glencore for the remaining 50% of the outstanding debt. All other terms of the loan agreement dated June 10, 2009 remain unchanged. The amended loan agreement was signed on July 2, 2010.

c)
Amendment of the loan facility with Bank of Scotland: On March 26, 2010, the Company, through  Fire Navigation Inc. and Hurricane Navigation Inc., has entered into a supplemental agreement to amend the loan agreement with Bank of Scotland dated June 29, 2009 to (i) increase the amount of the postdelivery financing for the acquisition of Megacore Honami by raising a top up loan, and (ii) to amend the predelivery and postdelivery financing to take into account the amendment of the shipbuilding contract to a double hull product tanker of 74,000 dwt with expected delivery in October 2010.

In respect of the vessel Megacore Honami, the total financing amounts to $28,167 that consists of $22,875 of senior loan facility and $5,292 of top up loan facility. The loan was drawn down on vessels' delivery (Note 18(d)). The top up loan facility shall be repayable in 12 equal consecutive quarterly. According to the amended terms the ratio of fair market value of the secured vessels to outstanding senior debt should  not be less than to 125% or 115% in case that the top up loan is included.

In respect to the double hull product tanker of 74,000 dwt with expected delivery in October 2010, the amount of the loan was amended in order to take into consideration the contact price of the amended shipbuilding contract as well as the increased amounts of the predelivery instalments (Note 5(a)). As a result the loan amount should not exceed the lesser of (i) $38,925 and (ii) 75% of the fair market value of the vessel on delivery date.

d)
Delivery of Megacore Honami: On February 25, 2010, the vessel Megacore Honami was delivered to the Company, through Fire Navigation Inc. The acquisition of the vessel was financed by the loan facility with the Bank of Scotland described in Notes 9 and 18(c) and own equity.

e)
Interest rate swap with the Bank of Scotland: On February 25, 2010 the Company, through Fire Navigation Inc. and Hurricane Navigation Inc. has entered into a fixed rate swap agreement with the Bank of Scotland to hedge its exposure to fluctuations in interest rate. The interest rate was fixed at 0.59% for one year and the notional amount is $16,649. The effective date of the agreement was March 9, 2010. The swap matures on March 9, 2011.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

18.  Subsequent events (continued):

f)
New time charter agreement of the vessel Omega Queen: On March 23, 2010 the vessel Omega Queen has entered into commercial agreement with ST Shipping on an evergreen basis with two months termination notice. According to the commercial agreement the amount of revenues is calculated based on the monthly average time charter equivalent of a pool of ten similar vessels

g)	Change of technical manager: Effective March 25, 2010 and May 8, 2010, Omega Management is the technical manager of Omega Emmanuel and Omega Theodore respectively.

h)
Delivery of the vessel Megacore Hibiscus: On May 6, 2010, the vessel Megacore Hibiscus was delivered to the Megacore Joint Venture. Omega Management Inc. provides technical management and financial services to Megacore Hibiscus for an annual fee of $183.

i)
Amendments to JV agreement and settlement agreement for the second vessel that the Company has agreed to purchase on May 9, 2008 (Note 5 (b)): On June 2, 2010, the Company cancelled the Memorandum of Agreement and the time charter agreement discussed in Note (5(b)), by paying a settlement fee of $3.0 million, and as a result both parties were released from further liabilities regarding the two agreements. On June 2, 2010, the Company has entered into Addendum 2 to the joint venture agreement dated April 8, 2009, as further amended by Addendum 1. According to the Addendum 2 the equity required to be contributed by the Company is $7,275.

Tornado has entered into an MOA agreement for the acquisition of the Alpine Marina, a handymax product tanker for a consideration of $45,000. The Alpine Marina was delivered on July 8, 2010 and it was financed by a loan facility with Lloyds described below, a top up facility described below, and equal equity contributions of the joint venture partners of $7,275 each.

On April 24, 2009, Blizzard and Tornado have entered into a senior secured loan facility with Lloyds bank. The facility was divided in two tranches. The first advance amounted to $33,750 and it was used for the financing of the acquisition of Omega Duke. The second advance amounted to $28,500 and it was used for the financing of the acquisition of the vessel Alpine Marina. The loan is repayable in 28 equal quarterly instalments and a balloon payment payable together with the 28th instalment. The facility bears interest at LIBOR plus margin, commitment fees of 0.7% and annual agency fees of $15. The facility is secured by: (i) first priority mortgage, (ii) first priority assignment of insurances, (iii) first priority assignment of earnings of the vessel plus any time charter exceeding 12 months, (iv) first priority pledge over vessel earnings accounts, (v) first priority pledge over the shares of Stone, Topley and Omnicrom, (vi) Omnicrom's guarantee for the 50% of the loan and Omega's guarantee for 100% of Omnicrom's obligations. The facility contains financial covenants calculated on Omega's and Glencore's consolidated financial statements. Also a ratio of the secured vessel to outstanding net debt of the secured vessel shall be in excess of 125%. The bank has provided a waiver of the security value coverage up to and including the 2nd anniversary of the delivery date of each vessel. After the drawdown of the second advance the notional amount of the Company's swap with Lloyds, amounting to $66,250 as of December 31, 2009, was decreased by $28,500 because it was novated to Tornado. The swap matures on May 12, 2011 and it has a fixed rate of $2.655%.

Glencore has provided a top up loan facility of $1,950. The facility will bear interest at LIBOR plus margin and will be repaid from the available net cash flow of Tornado. The ratio of the fair market value of the vessel to the loan outstanding, including the senior and the top up facility, shall be in excess of 115%. No dividends can be declared or paid until the repayment of the facility. The Company and Topley will provide 50/50 guarantee of the obligations of the borrower.

j)	Loan repayment: On June 2, 2010, part of the pre-delivery loan with Lloyds bank, discussed in Note 9 (VI) that amounted to $4,950 was fully repaid.

k)	New fixed rate time charter agreement of Omega King: On June 9, 2010, the vessel Omega King entered into a 1 year time charter agreement with an unrelated third party at a daily rate of $16.

OMEGA NAVIGATION ENTERPRISES, INC.
Notes to consolidated financial statements December 31, 2009
(Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

18.  Subsequent events (continued):

l)
Seller's credit for the acquisition of Hull 2288: On June 25, 2010 the Company paid to Hyundai Mipo Dockyard the amount of $8,611 relating to the 4th instalment for the acquisition of Hull 2288. The total amount of the instalment due was $10,763. The payment was financed by the loan facility with the Bank of Scotland described in Note 18(c) above. The remaining amount of $2,152 bears interest at 6% and is payable within a day after the delivery of the vessel.

m)
Amended Megacore joint venture agreement: On June 30, 2010 the Company has entered into an agreement to amend and restate the Megacore joint venture agreement to take into account amended shipbuilding contracts signed in 2009 (Note 5(a)). Also there were additions at the clauses relating to the total loss of vessels, sale of vessels and termination of the joint venture agreement before or after the delivery of the vessels that are currently under construction.